As filed with the Securities and Exchange Commission on June 4, 2021

Registration No. 333-256281

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Zhangmen Education Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No.82 Tongjia Road, Hongkou District, Shanghai

People’s Republic of China

+86 (21) 6142 1535

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Li He, Esq. James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor The Hong Kong Club Building 3A Chater Road Central Hong Kong +852-2533-3300

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company    ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(2)(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A ordinary shares, par value US$0.00001 per share(1)	US$37,498,050	US$1.44	US$54,163,850	US$5,909.28

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-256720). Each American depositary share represents nine Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Dated JUNE 4, 2021.

3,623,000 American Depositary Shares

Zhangmen Education Inc.

Representing 32,607,000 Class A Ordinary Shares

We are selling 3,623,000 American depositary shares, or ADSs. Each ADS represents nine of our Class A ordinary shares, par value US$0.00001 per share.

This is an initial public offering of American depositary shares, or ADSs, of Zhangmen Education Inc. Prior to this offering, there has been no public market for the ADSs or our Class A ordinary shares. We anticipate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

We have applied for the listing of the ADSs on the New York Stock Exchange under the symbol “ZME.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and we will be a “controlled company” as defined under the NYSE corporate governance listing standards. Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, will beneficially own all of our issued Class B ordinary shares and will be able to exercise 82.7% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 30 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Two of our existing principal shareholders, SVF II ZEAL SUBCO (DE) PTE. LTD. and Genesis Capital II LP, have indicated a non-binding interest that they or their affiliates may purchase an aggregate of up to US$15 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs which may be purchased by these existing shareholders or their affiliates would be up to 1,249,999 ADSs. In addition, several investors have indicated interests that they may purchase an aggregate of up to US$25 million worth of the ADSs being offered in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering. See “Underwriting.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements.

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 17 for factors you should consider before buying the ADSs.

PRICE US$                PER ADS

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional 543,450 ADSs at the initial public offering less the underwriting discounts and commissions.

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2021.

Morgan Stanley	Credit Suisse

Citigroup	CICC	Macquarie Capital

FUTU	Tiger Brokers	Snowball

The date of this prospectus is                 , 2021.

掌门教育
Zhangmen Education

掌门1对1 zhangmen.com	掌门优课	掌门少儿	小狸启蒙
Zhangmen One-on-one	Zhangmen Small Class	Zhangmen Kids	Xiaoli

Until                 , 2021 (the 25th day after the date of this prospectus), all dealers that effect transactions is these ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we, nor the underwriters take responsibility for any other information others may give you. We are offering to sell, and seeking offers to buy the ADSs, only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the ADSs. Our business, financial condition, results of operations and prospectus may have changed since that date.

Neither we nor any of the underwriters has taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” before deciding whether to invest in the ADSs. This prospectus contains information from an industry report commissioned by us dated in March 2021 and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. We refer to this report as the “Frost & Sullivan Report.”

Our Mission

We aspire to make learning an effective, personalized and enjoyable experience by leveraging the power of technology.

Who We Are

We are a leading online education company in China focused on providing personalized online courses to K-12 students according to the Frost & Sullivan Report. Our core course offerings encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects. According to the Frost & Sullivan Report, we have been the largest online K-12 one-on-one after-school tutoring service provider in China in terms of gross billings since 2017, with 31.9% market share in 2020, exceeding that of the rest of the top 10 players combined in 2020. We continually enrich our service and product offerings to address students’ evolving and diversified educational needs. We began to offer small-class K-12 after-school tutoring services in the third quarter of 2020 to drive and cater to diversified educational goals. To attract more students with higher lifetime value, we also provide early childhood education services covering a diverse array of subjects, including art, language skills, logical thinking, and learning methodology.

We have established a portfolio of well-recognized online education brands known for delivering exceptional learning outcomes to our students. We believe that personalized education service is the key to an effective learning experience, and as such, we strategically started our business by focusing on after-school tutoring services in one-on-one format. Leveraging our high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, we provide a personalized and results-driven learning experience to students across different regions. The degree of localization in educational content is critical to improve students’ academic performance because curriculum and exam questions vary significantly across different regions. We are equipped with a proprietary content library featuring localized course materials and a localization research center that focuses on refining our education resources to align with local curriculum. We hire teachers and student service staff with local curriculum insights to address the varying learning needs of students from different regions. Over the years, we have successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. The effectiveness of our tutoring services is demonstrated by the strong track record of significant academic improvement and the outstanding performance of our students. We regularly review student survey data to measure academic improvement and student performance. Based on our student surveys conducted in 2019 and 2020, 74.9% and 74.7% of our students improved their test scores in school after taking our courses, respectively. The quality of our tutoring services is also evident from our high annual student retention rate and strong student acquisition through organic word-of-mouth referrals. In 2020, our annual student retention rate for our flagship online K-12 one-on-one after-school tutoring services, Zhangmen One-on-One, was over 80% and over 50% of our gross billings from the first-time paid student enrollments for our Zhangmen One-on-One program were generated by referrals from our existing students and their parents.

Our brand recognition, content development and proprietary technology infrastructure, as well as our unique teacher management system for our K-12 one-on-one tutoring service have contributed to the rapid growth of our small-class after-school tutoring services. We launched Zhangmen Small Class in the third quarter of 2020 to offer small-class K-12 after-school tutoring services. We typically have up to 25 students per class for our small-class courses. We execute our localization strategy by assigning students from the same city to teachers well versed in the curriculum and exam requirements of that particular region. According to the Frost & Sullivan Report, we are the third largest online K-12 small class after-school tutoring service provider in China as measured by gross billings in 2020, with the fastest quarter-on-quarter growth among the top 5 players in the industry in terms of gross billings in the fourth quarter of 2020.

We believe that above our deep industry expertise sits a differentiating theme of our company – a constant drive to deliver better educational content and operational efficiency through data analytics and other advanced technology. We have developed a massive, proprietary educational content library and accumulated a wealth of data through years of frequent interactions with our students. Our data insights and advanced AI technologies are applied in multiple areas of our business operations, including improving our modularized curriculum and content development, automatically generating and refining course materials tailored for each student according to their learning progress, as well as delivering an effective and enjoyable learning experience for students.

Since our inception, we have been pursuing operational efficiency and scalability through building and optimizing our proprietary technology infrastructure and business intelligence system. To streamline our operations, we have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. Powered by our centralized business intelligence system, we have optimized sales and marketing efficiency, achieved high student satisfaction and retention, improved our teachers’ utilization and productivity, and scaled up our new service offerings cost-effectively with consistent quality. We aim to maximize lifetime value of each student with a variety of programs tailored to different age groups. In 2020 and the three months ended March 31, 2021, 66.7% and 69.0% of our students enrolled in our Zhangmen Kids program continued to enroll in our Zhangmen One-on-One program, respectively.

We believe teachers are the pillars of the education industry. We selectively hire teaching talents and empower them with proprietary AI-driven teaching tools to propel the efficiency and productivity of teachers.

•

Teacher recruitment. Our rigorous teacher selection and training process dovetails with our proprietary smart content recommendation tools. As of March 31, 2021, we had over 45,000 well-trained teachers, all of whom graduated from universities or professional teaching colleges in China. We have adopted an effective and cost-efficient teacher recruiting and management mechanism focused on recruitment, training, and retention of high quality teachers. From the pool of prospective teachers in 2020, we accepted only 3.8% of the candidates as our teachers.

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AI-driven teaching tools. Our proprietary smart teaching tools and content recommendation system have significantly improved the efficiency and productivity of our teachers, allowing us to expand rapidly while maintaining consistent teaching quality. Our smart teaching tools are integrated into teachers’ daily teaching activities including class preparation, course delivery, course review and academic assessment and quizzes. We have developed an intelligent content recommendation system that automatically generates bespoke course materials and complimentary optional practice exercises by leveraging our comprehensive content library and big data capabilities.

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Teacher scheduling. We have developed a smart, data-driven course scheduling system, enabling us to properly forecast course demand to optimize our teachers’ utilization and provide guidance to our recruitment plans for teachers.

The success of our business model is evidenced by our rapid growth. Paid student enrollments of our online one-on-one after-school tutoring increased by 43.2% from 380,517 in 2019 to 544,813 in 2020, and by 52.2%

from 87,783 for the three months ended March 31, 2020 to 133,601 for the same period in 2021. Paid student enrollments of our online small-class after-school tutoring reached 294,397 in the first quarter of 2021, representing a 222.6% growth from 91,260 in the third quarter of 2020. Our net revenues increased by 50.6% from RMB2,668.7 million in 2019 to RMB4,018.4 million (US$613.3 million) in 2020, and by 19.9% from RMB1,122.7 million for the three months ended March 31, 2020 to RMB1,345.7 million (US$205.4 million) for the same period in 2021. Our gross billings increased by 36.3% from RMB3,855.3 million in 2019 to RMB5,254.4 million (US$802.0 million) in 2020, and by 73.1% from RMB762.0 million for the three months ended March 31, 2020 to RMB1,319.3 million (US$201.4 million) for the same period in 2021. For discussions of gross billings and reconciliation of gross billings to net revenues, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.” We have significantly improved our operating efficiency. Our sales and marketing expenses as a percentage of our net revenues decreased from 81.4% in 2019 to 64.1% in 2020. We had net loss of RMB1,504.0 million in 2019, RMB1,012.3 million (US$154.5 million) in 2020 and RMB497.3 million (US$75.9 million) for the three months ended March 31, 2021.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•	clear market leader with well-established brand recognition;

•	high-quality teachers and expertise in teacher management;

•	personalized learning experience driven by data analytics and other advanced technology;

•	operational excellence powered by robust technology infrastructure and business intelligence system;

•	scalable and synergistic business model with comprehensive service offerings; and

•	visionary and entrepreneurial management with strong passion for education and innovation.

Our Strategies

We intend to enhance student engagement and increase our paid student enrollment by pursuing the following strategies:

•	further solidify our leadership position in the online K-12 one-on-one after-school tutoring market;

•	expand our online K-12 small class after-school tutoring services;

•	continue to focus on the quality of our teaching content and methods, as well as teaching staff recruitment;

•	further realize operating efficiencies; and

•	diversify our education service offerings to address unmet demands.

Industry Overview

China has the largest online education market in the world. According to the Frost & Sullivan Report, China’s online education market in terms of gross billings increased from RMB74.4 billion in 2016 to RMB260.6 billion in 2020, representing a CAGR of 36.8%, and is expected to further increase to RMB906.6 billion in 2025, representing a CAGR of 28.3% from 2020. China’s online education market, which delivers courses to students via websites, mobile apps and other online platforms, has emerged as an increasingly popular approach to address the expanding market demand for education.

Online K-12 after-school tutoring market includes tutoring for all academic subjects taught in K-12 schools. Online K-12 after-school tutoring is an efficient method to solve the regional imbalance of K-12 education resources in China. China’s online K-12 after-school tutoring market in terms of gross billings grew from RMB5.8 billion in 2016 to RMB85.5 billion in 2020, representing a CAGR of 95.9%, and is expected to further increase to RMB414.0 billion in 2025, representing a CAGR of 37.1% from 2020. Online K-12 after-school tutoring courses are generally divided into one-on-one, mini-class, small-class, and large-class formats.

With one teacher attending to only one student in each class, online one-on-one tutoring delivers a more customized and personalized learning experience to students, catering to each student’s education needs. China’s online K-12 one-on-one after-school tutoring market in terms of gross billings reached RMB14.7 billion in 2020, and is expected further increase to RMB51.5 billion in 2025, representing a CAGR of 28.5%. The online K-12 one-on-one after-school tutoring market in China is currently at an early development stage. Despite its relatively short history, online K-12 after-school tutoring market is already more consolidated than the offline education market. The top five players, as a whole, are expected to grow faster than the overall online K-12 one-on-one after-school tutoring industry.

Online K-12 small-class after-school tutoring has become increasingly popular as it provides a flexible, cost-effective and interactive education solution to students and parents. The gross billings of China’s online K-12 small-class after-school tutoring market reached RMB2.5 billion in 2020, and is projected to reach RMB81.0 billion in 2025, representing a CAGR of 100.5%.

Recent Development

The State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC on April 7, 2021, or the Amended Implementation Regulations of Private Education Law, which will become effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law requires a private school engaging in online education activities using internet technology to obtain a private school operating permit. As advised by our PRC counsel, Tian Yuan Law Firm, we may need to obtain the private school operating permit as an online tutoring service provider, according to the Amended Implementation Regulations of Private Education Law. We intend to apply for this permit when the regulatory authorities issue detailed rules setting forth the level of government authorities in charge of permit review and issuance and when the government authorities start to accept applications around September 1, 2021. We have already made filings with the regulatory authorities as an online after-school training institution according to Implementation Opinions on Regulating Online After-School Training issued by the Ministry of Education, together with certain other PRC government authorities, in 2019. Based on our consultation with relevant government authorities, as we have made the foregoing filings, we do not perceive material obstacles to us obtaining the private school operating permit. For potential risks on our business due to the Amended Implementation Regulations of Private Education Law, see “Risk Factors—Risk Factors Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. In addition, uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations,” “Business—Impact of Amended Implementation Regulations of Private Education Law,” and “Regulation—Regulation Relating to Private Education.”

Summary of Risk Factors

Investing in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks relating to our business and industry

Risks and uncertainties relating to our business and industry include, but are not limited to, the following:

•	If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected.

•

If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected.

•

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our online after-school tutoring service, and our reputation and operating results may be harmed.

•

We face significant competition, which could increase our customer acquisition cost, cause us to lose to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

•

If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected.

•

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation.

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Significant uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements in the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In addition, certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education and after-school training.

•

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.

Risks relating to our corporate structure

Risks and uncertainties relating to our corporate structure include, but are not limited to, the following:

•

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•	We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

•	Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

Risks relating to doing business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

•

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

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Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors of the benefits of such inspections.

Risks relating to the ADS and this offering

In addition to the risks described above, we are subject to risks relating to the ADS and this offering, including, but not limited to, the following:

•	There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

•	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

•

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

•

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•	The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

See “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate History and Structure

We commenced our operations in China from June 2014 through Shenzhen Zhangmenren Education Consultation Co., Ltd., or Shenzhen Zhangmenren.

Our holding company, Global Online Education Inc., was incorporated in November 2017 under the laws of Cayman Islands, and later changed its name to Zhangmen Education Inc. in April 2021. Shortly after its incorporation, Global Online Education Inc. established as a wholly owned subsidiary in Hong Kong, Global Online Education HK Limited. Global Online Education HK Limited established two wholly-owned subsidiaries in China, Shanghai Zhangxue Education Technology Co., Ltd., or Shanghai Zhangxue, and Shanghai Zhangneng Information Technology Co., Ltd., in April 2018 and March 2019, respectively.

In November 2016 and February 2019, Shanghai Zhangda Education Technology Co., Ltd., or Shanghai Zhangda, and Shanghai Zhangshi Education and Training Co., Ltd., or Shanghai Zhangshi, were established, respectively.

Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in the provision of value-added telecommunication services and other restricted businesses, Shanghai Zhangxue entered into a series of contractual arrangements with Shenzhen Zhangmenren, Shanghai Zhangda, and Shanghai Zhangshi, which three entities we collectively refer to as our VIEs in this prospectus, and their respectively shareholders. For more details, please see “Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our wholly-foreign owned enterprise, or WFOE, Shanghai Zhangxue, and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

In April 2018, we gained control over Shenzhen Zhangmenren through Shanghai Zhangxue by entering into a series of contractual arrangements with Shenzhen Zhangmenren and its shareholders. In September 2020, Shanghai Zhangxue entered into a new series of contractual arrangements with Shenzhen Zhangmenren and its shareholders to replace the previous contractual arrangements. In April 2018, we gained control over Shanghai Zhangda through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangda and its shareholders. We gained control over Shanghai Zhangshi in February 2019 through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangshi and its shareholders.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, our VIEs and subsidiary of our VIE, as of the date of this prospectus:

Notes:

(1)

Shareholders of Shenzhen Zhangmenren and their respective shareholdings in Shenzhen Zhangmenren and relationship with our company are (i) Mr. Yi Zhang (62.5764%), our founder, chairman and chief executive officer; (ii) Shanghai Zhangda Education Technology Co., Ltd. (20.7022%); (ii) Mr. Teng Yu (16.7212%), our co-founder, director and senior vice president; (iii) Ms. Hongxia Shao (0.0001%), our shareholder; and (iv) Ms. Xiaohong Chen (0.0001%), our shareholder.

(2)	Mr. Yi Zhang, our founder, chairman and chief executive officer is the sole shareholder of Shanghai Zhangda.
(3)	Mr. Jiajun Wu, our employee, is the sole shareholder of Shanghai Zhangshi.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Controlled Company

Upon the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares, and Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, will beneficially own all of our total issued and outstanding Class B ordinary shares, representing 82.7% of our total voting power, assuming that the underwriters do not exercise their option to purchase additional ADSs, or 82.6% of our total voting power, assuming that the option to purchase additional ADSs is exercised by the underwriters in full. As a result, we will be a “controlled company” as defined under the NYSE corporate governance listing standards because Mr. Yi Zhang will hold more than 50% of the voting power for the election of directors. As a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Corporate Information

Our principal executive offices are located at No.82 Tongjia Road, Hongkou District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 (21) 6142 1535. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.zhangmen.com/. The information contained on our website is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;

•	“ADSs” are to the American depositary shares, each of which represents nine Class A ordinary shares;

•

“annual student retention rate” are to the percentage of paying students who continue to take our classes in a certain fiscal year after taking at least one class in the last fiscal year to the total paying students in the last fiscal year. Paying student for a specific period refers to a student that purchased at least one paid course package in such period.

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00001 per share;

•	“gross billings” for a specific period refer to the total amount of cash received for the sale of courses and course packages in such period, net of the total amount of refunds in such period;

•	“paid courses” refer to our courses for which we charge not less than RMB99.00 per course;

•	“paid course packages” refer to our course packages for which we charge not less than RMB99.00 per course package;

•

“paid student enrollments” for a specific period refer to the cumulative number of paid course packages, for our one-on-one courses, and paid courses, for our small-class courses, enrolled by our students in such period. Under this methodology, a student that purchased multiple paid course packages or paid courses in a specific period is treated as multiple paid student enrollments in such period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“shares” or “ordinary shares” are to our Class A ordinary shares and Class B ordinary shares, par value US$0.00001 per share;

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•

“VIEs” are to variable interest entities, and “our VIEs” are to Shanghai Zhangda Education Technology Co., Ltd., Shenzhen Zhangmenren Education Consulting Co., Ltd. and Shanghai Zhangshi Education and Training Co., Ltd. (each of which, “our VIE”); and

•

“we,” “us,” “our company” and “our” are to Zhangmen Education Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 543,450 additional ADSs representing 4,891,050 Class A ordinary shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at a rate of RMB6.5518 to US$1.00, the exchange rate in effect as of March 31, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$11.00 and US$13.00 per ADS.

ADSs offered by us	3,623,000 ADSs (or 4,166,450 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

ADSs outstanding immediately after this offering	3,623,000 ADSs (or 4,166,450 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares issued and outstanding immediately after this offering	1,224,155,349 Class A ordinary shares (or 1,229,046,399 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) and 194,878,011 Class B ordinary shares.

The ADSs	Each ADS represents nine Class A ordinary shares, par value US$0.00001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary for cancellation in exchange for Class A ordinary shares. The depositary will charge you fees for any cancellation.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 543,450 additional ADSs to cover over-allotment.

Use of proceeds	We expect that we will receive net proceeds of approximately US$37.5 million from this offering, assuming an initial public offering price of US$12.00 per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering for expanding and enhancing our products and services, improving our technology infrastructure, marketing and brand promotions, and the balance to fund working capital and for other general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time. See “Use of Proceeds” for more information.

Lock-up	We and each of our officers, directors (other than our independent director appointees who do not own any of our shares as of the date of this prospectus) and existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Indication of Interest	Two of our existing principal shareholders, SVF II ZEAL SUBCO (DE) PTE. LTD. and Genesis Capital II LP, have indicated a non-binding interest that they or their affiliates may purchase an aggregate of up to US$15 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs which may be purchased by these existing shareholders or their affiliates would be up to 1,249,999 ADSs. In addition, several investors have indicated interests that they may purchase an aggregate of up to US$25 million worth of the ADSs being offered in this offering at the initial public offering price.

However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering.

Listing	We have applied to have the ADSs listed on the New York Stock Exchange under the symbol “ZME.” The ADSs and our Class A ordinary shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2021.

Depositary	Citibank, N.A.

The number of ordinary shares that will be outstanding immediately after this offering:

•

is based on 1,386,426,360 issued and outstanding ordinary shares as of the date of this prospectus, assuming (i) the automatic re-designation of 194,878,011 ordinary shares held by Mr. Yi Zhang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic re-designation of all of our remaining 185,138,231 ordinary shares into 185,138,231 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (iii) the automatic re-designation of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering;

•	includes 32,607,000 Class A ordinary shares in the form of ADSs that we will issue and sell in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs; and

•

excludes Class A ordinary shares issuable upon exercise of outstanding options as of the date of this prospectus, and Class A ordinary shares reserved for future issuances pursuant to equity awards granted or to be granted under our share incentive plan as of the date of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated statements of operations for the years ended December 31, 2019 and 2020, summary consolidated balance sheet data as of December 31, 2019 and 2020, and summary consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations for the three months ended March 31, 2020 and 2021, summary consolidated balance sheet data as of March 31, 2021 and summary consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Summary Consolidated Statements of Operations:
Net revenues	2,668,735	4,018,429	613,332	1,122,670	1,345,664	205,388
Cost of revenues	(1,651,204)	(2,203,966)	(336,391)	(604,402)	(748,139)	(114,188)

Gross profit	1,017,531	1,814,463	276,941	518,268	597,525	91,200
Operating expenses:
Sales and marketing expenses	(2,171,875)	(2,577,259)	(393,367)	(466,562)	(908,696)	(138,694)
Research and development expenses	(237,290)	(317,873)	(48,516)	(70,022)	(113,284)	(17,291)
General and administrative expenses	(193,732)	(207,617)	(31,689)	(41,818)	(101,159)	(15,440)

Total operating expenses	(2,602,897)	(3,102,749)	(473,572)	(578,402)	(1,123,139)	(171,425)

Loss from operations	(1,585,366)	(1,288,286)	(196,631)	(60,134)	(525,614)	(80,225)

Interest income, net	70,330	85,262	13,014	15,614	23,804	3,633
Other income, net	12,697	163,432	24,945	42,490	46,278	7,063
Fair value change of investments and derivatives	—	30,213	4,611	—	(41,801)	(6,380)
Loss before provision for income tax	(1,502,339)	(1,009,379)	(154,061)	(2,030)	(497,333)	(75,909)
Income tax expenses	(1,700)	(2,967)	(453)	(6)	—	—
Net loss	(1,504,039)	(1,012,346)	(154,514)	(2,036)	(497,333)	(75,909)
Net loss per ordinary share
Basic and diluted	(8.86)	(6.39)	(0.98)	(0.35)	(4.40)	(0.67)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	227,222,692	305,651,877	305,651,877	306,191,338	315,775,597	315,775,597

The following table presents our summary consolidated balance sheets data as of December 31, 2019 and 2020 and as of March 31, 2021:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	1,673,091	721,462	110,117	2,991,025	456,520
Total current assets	3,051,387	4,811,331	734,353	4,310,227	657,869
Total assets	3,336,202	5,430,335	828,831	4,987,931	761,306
Accrued payroll and other human resource expenses	777,433	991,304	151,303	1,127,678	172,117
Deferred revenue, current	1,803,488	2,498,891	381,405	2,424,198	370,005
Total current liabilities	3,273,314	4,456,054	680,127	4,391,390	670,256
Deferred revenue, non-current	753,393	1,091,117	166,537	1,088,288	166,105
Total liabilities	4,137,133	5,650,658	862,459	5,663,193	864,371
Total mezzanine equity	3,543,812	6,220,779	949,476	7,250,482	1,106,640
Total shareholders’ deficit	(4,344,743)	(6,441,102)	(983,104)	(7,925,744)	(1,209,705)

The following table presents our summary consolidated cash flow data for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash generated from (used in) operating activities	75,064	344,285	52,548	(345,319)	(490,393)	(74,850)
Net cash generated from (used in) investing activities	(1,028,586)	(2,794,229)	(426,482)	447,352	2,851,801	435,270
Net cash generated from (used in) financing activities	788,181	1,714,285	261,651	(506)	(2,438)	(372)
Net increase (decrease) in cash and cash equivalents	(139,851)	(840,842)	(128,338)	125,707	2,400,835	366,439
Cash, cash equivalents and restricted cash at beginning of the year/period	1,812,942	1,673,091	255,364	1,673,091	832,249	127,026
Cash, cash equivalents and restricted cash at end of the year/period	1,673,091	832,249	127,026	1,798,798	3,233,084	493,465

The table below sets forth a reconciliation of our net revenues to gross billings for the periods indicated. For discussions of gross billings and reconciliations of net revenues to gross billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues	2,668,735	4,018,429	613,332	1,122,670	1,345,664	205,388
Add: VAT and surcharges	159,626	241,293	36,829	67,413	82,200	12,546
Add: ending deferred revenue	2,556,881	3,590,008	547,942	2,148,251	3,512,486	536,110
Add: ending refund liability	395,124	356,721	54,446	375,652	325,647	49,703
Less: beginning deferred revenue	1,513,164	2,556,881	390,256	2,556,881	3,590,008	547,942
Less: beginning refund liability	411,913	395,124	60,308	395,124	356,721	54,446

Gross billings (non-GAAP)	3,855,289	5,254,446	801,985	761,981	1,319,268	201,359

RISK FACTORS

An investment in the ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment. In particular, as we are a China-based company incorporated in the Cayman Islands, you should pay special attention to the subsection headed “Risks Relating to Doing Business in China” below.

Risks Relating to Our Business and Industry

If we are not able to continue to attract students to purchase our courses and to increase the spending of our students, our business and prospects will be materially and adversely affected.

We generate revenues primarily from students paying for our online after-school tutoring courses. Our ability to continue to attract students to purchase our online after-school tutoring courses and to increase their spending are critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to recruit, train and retain high-quality teaching staff, continue to develop, adapt or enhance the quality of our course offerings to meet the evolving demands of our existing or prospective students, adapt our promotional activities to changes in market demand, regulatory regime and practices, enhance our brand equity and awareness to a broader base of potential customers, and effectively utilize the data insights from our online course offerings to refine our educational content offered and provide a more localized, personalized and effective learning experience to our students.

Our ability to retain existing students by improving students’ academic performance and delivering a satisfactory learning experience is also critical to the success of our business. Our ability to improve the academic performance of our students related to the learning ability, attitude, efforts and time and resource commitments of each student, which are beyond our control. Students may feel dissatisfied with the quality of our educational content offerings and the teachers and student service staff they encounter during our courses or fail to perform up to expectation after attending our courses. In addition, our courses may not be able to satisfy all of our students’ requirements. Satisfaction with our courses may be affected by a number of factors, many of which may not relate to the quality or effectiveness of our course offerings. If students feel that we are not providing them the learning experience they have subscribed for, they may choose to withdraw from existing courses and seek refunds. In addition, the students who fail to improve their performance after attending our programs or have unsatisfactory learning experiences with us may also choose not to refer other students to us, which in turn may adversely affect the number of paid student enrollments.

All of these factors may contribute to reduced student engagement and increased challenges in attracting and enrolling prospective students. We must also manage our growth while maintaining consistent and high teaching quality, and respond effectively to competitive pressures. If we are unable to continue to attract and retain students to purchase our courses and to increase the spending of our students, our gross billings and net revenues may decline, which may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain consistent quality or timely develop our educational content in a cost-effective manner to make them appealing to existing and prospective students, our business and reputation may be materially and adversely affected.

We have developed an intelligent educational content recommendation system that automatically generates bespoke course materials and complimentary optional practice exercises, which is empowered by our comprehensive content library and big data capabilities. Our educational content development team work closely with our teachers on developing, updating and improving our course materials to stay abreast of the latest educational trends in their respective subject areas. The adjustments, updates and expansions of our existing education content offerings, development of new course materials and bespoke course materials generated by our content recommendation system, may not be accepted by existing or prospective students. Even if we are able to develop acceptable new course materials, we may not be able to introduce them as quickly as students require or as quickly as our competitors introduce competing offerings. Furthermore, offering new courses materials or upgrading existing ones may require us to spend significant resources and make significant investments in educational content development. If we are unsuccessful in pursuing content development and upgrading opportunities due to the financial constraints, unable to attract product and content development personnel, or encounter other related challenges, our ability to attract and retain students and our business and reputation may be materially and adversely affected.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance the recognition of our brand, we may face difficulty attracting students to our online after-school tutoring service, and our reputation and operating results may be harmed.

We believe that market awareness of our brand has contributed significantly to the success of our business. Maintaining and enhancing our brand is critical to our efforts to attract students to our online after-school tutoring service, which are in turn critical to our business. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of our services, as well as the success of our branding and marketing efforts. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, operating results and financial condition. In recent years, we have devoted significant resources to our brand promotion efforts, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity relating to our company, courses or teachers, regardless of its veracity, we may not be able to attract students to our online after-school tutoring service successfully or efficiently, and our business and results of operations may be materially and adversely affected.

We face significant competition, which could increase our customer acquisition cost, cause us to lose students to our competitors, lead to pricing pressure and loss of market shares, and significantly reduce our net revenues.

The online education industry in China is competitive, and we expect competition in this sector to persist. We face competition in each part of our service offerings from other online and offline educational service providers. Some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. We compete with these education service providers across a range of factors, including, among others, high-quality content synchronized with local curriculum, textbook versions and academic assessment objectives, insights based on learning data and empowered by data analytics capabilities, application of a wide range of advanced technology in different educational scenarios, functions covering diversified educational scenarios and friendly user experience, effectiveness of customer services and sales and marketing efforts, and track record, trust and brand recognition. Our competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may have greater appeal than our offerings. In addition, some of our competitors may have more resources than we do and may be able to devote greater resources than we can to the development and promotion of their products and services and respond more quickly than we can to the changes in student preferences, testing materials, admission standards, market needs or new technologies. As a result, our course enrollment may decrease due to intense competition. If we reduce course fees or increase spending in response to competition in order to retain or attract students and high quality teaching staff, or pursue new market opportunities, our net revenues may decrease and our costs and expenses may increase as a result of such actions which may adversely affect our operating margins. If we are unable to successfully compete for students, maintain or increase our level of course fees, attract and retain competent teaching staff or other key personnel, maintain our competitiveness in terms of the quality of our education services in a cost-effective manner, we may lose our market share and our financial condition may be materially and adversely affected.

If we are not able to continue to recruit, train and retain a sufficient number of qualified teachers, our business, financial conditions and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our course offerings, the learning experience of our students and our brand and reputation. We seek to recruit high-quality teachers with strong education background and teaching skills who have a strong command of the subject areas to be taught and meet our qualifications. As we mainly offer courses in online one-one-one or small-class format, we require a sufficient number of teachers to deliver our courses. The supply of teachers in China with the necessary experience and qualifications to teach our courses is limited, and we must provide competitive pay and offer attractive career development opportunities to attract and retain them. As of March 31, 2021, we had over 45,000 teachers, including approximately 25,000 full-time teachers and approximately 20,000 part-time teachers, which also include those supplied by third-party service providers. In 2020 and the three months ended March 31, 2021, a substantial majority of our class hours were delivered by full-time teachers. We cannot assure that we will be able to continue recruit and retain a sufficient number of quality teachers in the future, and if we fail to do so, our teaching quality may be adversely affected. Departure of quality teachers may also reduce the attractiveness of our course offerings and negatively impact our paid student enrollments. We need to also provide on-going training to our teachers, particularly our part-time teachers, to ensure that they stay abreast of changes in course materials, student demands and other changes and trends necessary to teach effectively. Furthermore, as we continue to develop new educational content, we may need to engage additional high-quality teachers with appropriate skill sets or backgrounds to deliver instructions effectively. We cannot guarantee that we will be able to effectively engage and train such teachers quickly, or at all. In addition, given other potentially more attractive opportunities for our high-quality teachers, over time some of them may choose to leave us. In the event such teachers join our competitors, students may decide to follow such quality teachers and enroll in their courses offered through other online education companies, which may weaken our competitive position in the industry.

In addition, we engage third-party service providers through service agreements to help us recruit, train and manage teachers. As of March 31, 2021, we had 11,995 full-time teachers supplied by third-party service providers. If we are unable to enter into new agreements or extend existing agreements with such third-party service providers on terms and conditions acceptable to us and in compliance with PRC regulatory requirements, we may not be able to find alternative third-party service companies to provide similar services in a timely and reliable manner, or at all. Although we have not experienced major difficulties in engaging, training or retaining high-quality teachers in the past, we may not always be able to engage, train and retain a sufficient number of high-quality teachers to keep pace with our growth and our expansion into more comprehensive grade, subject matter and course material coverage, while maintaining consistent education quality. We may also face significant competition in engaging high-quality teachers from our competitors or from other opportunities that are perceived as more desirable. A shortage of high-quality teachers, a decrease in the quality of our teachers’ performance, whether actual or perceived, or a significant increase in the cost to engage or retain high-quality teachers would have a material adverse effect on our business, financial condition and results of operations.

Some students may decide not to continue taking our courses for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our courses, which may adversely affect our business, financial condition, results of operation and reputation.

The success of our business depends in large part on our ability to retain our students by delivering a satisfactory learning experience and improving their academic performance. If students feel that we are not providing the experience they are seeking, they may choose to withdraw from existing courses and seek refunds. For example, our courses and teachers may fail to significantly improve a student’s academic performance. Student satisfaction with our programs may decline for a number of reasons, many of which may not reflect the effectiveness of our courses and teaching methods. A student’s learning experience may also suffer if his or her relationship with our teachers does not meet expectations. If a significant number of students fail to significantly improve their academic performance after taking our courses or if their learning experiences with us are unsatisfactory, they may not purchase additional courses from us or refer other students to us and our business, financial condition, results of operations and reputation would be adversely affected.

Significant uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements in the private education industry, which may materially and adversely affect our business, financial condition and results of operations. In addition, certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education and after-school training.

The private education industry in the PRC is subject to heightened and evolving regulations in various aspects. Relevant rules and regulations are relatively new and evolving and could be changed by governmental authorities to affect the development of the education, in particular, the online private education markets from time to time.

Pursuant to the amended Law for Promoting Private Education, or the amended Private Education Law, a private school must obtain a private school operating permit. The State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC on April 7, 2021, or the Amended Implementation Regulations of Private Education Law, which will become effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law requires that a private school engaging in online education activities using internet technology obtain a private school operating permit. However, this new law does not specify the requirements that an online tutoring service provider like us need to satisfy in order to obtain a private school operating permit, nor does it specify which level of government authority has the authority to accept and examine our application for the private school operating permit. The Amended Implementation Regulations of Private Education Law further stipulates that private schools using internet technology to provide online educational courses establish and implement internet security management systems and technical measures for security protection. See “Regulations—Regulation Relating to Private Education.” We intend to apply for the private school operating permit when the regulatory authorities issue detailed rules setting forth the level of government authorities in charge of permit review and issuance and when the government authorities start to accept applications around September 1, 2021. According to our consultation with relevant government authorities, we do not perceive material obstacles for us to obtain a private school operating permit since we have made relevant required filings under the Online After-School Training Opinions as discussed below. However, since the Amended Implementation Regulations of Private Education Law is newly published and has not come into effect, the interpretation and implementation of such new law remain uncertain, we cannot assure you that we will be able to obtain a private school operating permit and comply with other regulatory requirements under such new law and any additional related rules and regulations, if any, in a timely manner, or at all. If we are not able to comply with the licensing requirement in a timely manner or at all, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, mandatory modifications to our business practices, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties.

In addition, certain official media reported recently that the Comprehensive Deepening Reform Committee of the PRC government, recently approved the Opinions on Alleviating the Burden of Homework and After-School Training for Primary and Secondary School Students, or the Opinions, the full context of which is yet to be published.

According to the media report, it was mentioned at the most recent meeting held by the Comprehensive Deepening Reform Committee that measures should be taken to reduce the after-school academic burden on primary and secondary school students. Such proposed measures include: (i) strictly enforcing regulations against after-school tutoring institutions that fail to meet the relevant qualifications, have chaotic management, utilize unscrupulous tactics to collect money, utilize false advertising or collude with schools for inappropriate profit; (ii) setting appropriate fees standards to be charged by after-school tutoring institutions and strengthening the supervision of pre-payments by students; (iv) prohibiting inappropriate capital activities and profiteering in the after-school tutoring industry; and (iv) improving legislation to regulate the after-school tutoring institutions.

On June 2, 2021, the PRC government issued another article, which provides that the MOE’s Double Burden Reduction Special Work Office will work with relevant government authorities to implement the Opinions, including: (i) improving the teaching quality of schools and controlling the total amount of written homework; (ii) increasing the quantity and quality of after-school services and enriching the content of such after-school services provided by schools to meet the market demand; and (iii) strengthening the governance of after-school tutoring institutions by examining and approving the establishment of after-school tutoring institutions, strengthening the supervision of training content, innovating methods of tuition fee management, standardizing training behavior, investigating and penalizing illegal training behaviors, and safeguarding the rights and interests of parents and students.

As the full context of the Opinions has not yet been published, there is material uncertainty with respect to its interpretation and implementation and potential impacts on online tutoring service providers like us. We cannot preclude the risk that we may be subject to fines, penalties or regulatory orders, including orders to suspend our operations or to adjust or substantially limit our operations in various aspects (including advertising, fee standards or course schedule), we may also incur additional costs in complying with such laws, regulations or administrative measures, which may materially and adversely affect our business, financial conditions and results of operations.

Furthermore, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate online after-school academic training provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions file with the competent provincial education regulatory authorities and that such education regulatory authorities and other provincial government authorities jointly review these filings and the qualifications of the institutions making these filings. The Online After-School Training Opinions also impose a number of regulations requiring, among other things, that (i) each class not last longer than 40 minutes and be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education not end later than 9:00 p.m.; (iii) the periods for which tuition is charged be consistent with its respective curriculum, and fees not be collected in a lump sum for more than 60 classes when charged based on the number of classes, or for a course length of more than three months when charged based on the length of the course, though the Online After-School Training Opinions do not specify which circumstances constitute charged based on number of classes or charged based on length of courses; (iv) the online after-school training institutions not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product; and (v) teachers providing after-school tutoring services related to academic curriculum are required to obtain the necessary teacher qualification licenses. The Online After-School Training Opinions and relevant regulations further provide that governmental authorities of market regulation, cyberspace administration, industry and information technology and others shall cooperate with the educational authorities based on their respective scope of duties to regulate after-school training institutions. See “Regulation—Regulation Relating to After-school Tutoring and Educational Apps.” Additionally, on March 23, 2021, the State Council’s Office of Education Steering Committee released an article alerting parents of K-12 students about after-school tutoring service providers’ collection of tuition fees in ways that are in violation of the Online After-School Training Opinions.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on August 10, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education. In addition, the General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which prohibits after-school training institutions from assigning homework to primary and secondary school students. Furthermore, the Minors Protection Law, as amended in October 2020, which took effect on June 1, 2021, provides that after-school training institutions may not provide primary school curriculum education to minors that are not yet school age. See “Regulation—Regulation Relating to After-school Tutoring and Educational Apps.”

We have completed the required filings in accordance with the Online After-School Training Opinions with respect to most of our online after-school tutoring programs, training contents and teachers, and we are currently in the process of completing filings or updating the filing information for the rest of our tutoring programs, training contents and teachers. In addition, we have completed the filing requirements for all of our after-school online tutoring apps that are in formal operations as required under the Opinions on Educational Apps. As the Online After-School Training Opinions and the other laws and regulations discussed above are relatively new and evolving, we cannot assure you that we are in full compliance with all relevant rules. The relevant governmental authorities have significant discretion in interpreting and implementing, and may, from time to time, conduct inspections on our compliance with such laws and regulations and their relevant local implementation rules. Failure to comply with these applicable regulatory requirements or promptly complete filings may subject us to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions. For example, as of March 31, 2021, 69.6% of our full-time K-12 teachers who are required by law to obtain teacher qualification licenses have done so, and 2.3% additional full-time K-12 teachers have passed the teacher qualification exam, which is the prerequisite for obtaining a teacher qualification license. Most of our part-time teachers have not yet obtained the necessary teacher qualification licenses. In addition, we cannot assure you whether our educational content, including our optional after-class exercises, would be deemed homework assignments by the relevant regulators under these new laws, in which case we may be subject to penalties or be required to remove such content. We are making efforts to comply with such laws and regulations by, for example, requiring our K-12 teachers to timely obtain the necessary teacher qualification licenses. As of the date of this prospectus, we have not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for any of the above alleged failure by us to comply with such laws and regulations.

As the Amended Implementation Regulations of Private Education Law is newly published and has not come into effect, we currently have limited visibility into its interpretation and implementation, such as requirements to obtain the permit and level of governmental authority in charge of review and issuance of the permit. There also exist uncertainties with respect to interpretation and application of other existing laws and regulations, as well as whether and how PRC government authorities would further promulgate new laws and regulations applicable to online training institutions in various aspects including, among others, the means and timing of fee collection, pricing, advertisements and promotion, prepaid tuitions under supervision, teachers’ qualification licenses, tuition refunds, course time and content, homework arrangement, student enrollment, and those promulgated to apply more stringent social and ethical standards in the education sector in general. There is no assurance that we can comply with any newly promulgated laws and regulations in a timely manner or at all, and any failure to comply may materially and adversely affect our business, financial condition and results of operations.

We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones could have a material adverse impact on our business, financial condition and results of operations.

As an internet-based education service provider, we are required to obtain and maintain all necessary approvals, licenses or permits and make all necessary registration and filings applicable to our business operations in China, and we may be required to apply for and obtain additional licenses or permits for our operations as the interpretation and implementation of current PRC laws and regulations are still evolving, and new laws and regulations may also be promulgated.

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings, or be required to expand the scope of the licenses so obtained by us, due to the lack of official interpretations of certain terms under internet related PRC regulations and laws.

For example, we print and provide physical education materials to our students. If the government authorities deem our printing and provision of physical education materials to students as “publication of books” under Administrative Regulations on Publishing, we may be required to engage qualified publishers to publish such physical education materials, failure of which may subject us to penalties, including orders to cease illegal activities, discontinuation of operations, correction order, condemnation, fines, civil and criminal liability. See “Regulation—Regulation Relating to Publishing.”

We offer our courses online where the live audio/video data are transmitted through the platforms between the specific recipients instantly. In addition, we also offer pre-recorded courses and certain other audio-video contents on our online platforms to our students. According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs (the “AVSP”) issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. Currently only state-owned or state-controlled entities are eligible to apply for an AVSP. As of the date of this prospectus, online education institutions are not explicitly required to obtain the AVSP, or to complete filings as an internet live-streaming platform. As such, we currently do not hold an AVSP. However, there is possibility that the PRC government will change its view and find that our activities mentioned above or any other content offered by us fall within the definition of “internet audio-visual programs” and thus require us to obtain the AVSP. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant services.

Furthermore, each of Shanghai Zhangda, our VIE, and Shanghai Zhangxiaomen, a subsidiary of our VIE, Shenzhen Zhangmenren, currently holds a Value-added Telecommunications Business Operating License for certain internet information service, or ICP License. However, we cannot assure you that our ICP Licenses can be updated in a timely manner or at all with respect to business activities, websites and applications associated with our business operations because relevant laws and regulations are constantly evolving and can be subject to differing interpretations by PRC government authorities. Failures to obtain or update such licenses may subject us to fines, confiscation of relevant gains, suspend the operations of our online platforms and other liabilities. Last but not least, due to the ambiguity of the definition of “online publishing service,” and “internet live-streaming services”, the online distribution of content, including our course materials, and our internet education services may be regarded as an “online publishing service” or “internet live-streaming services” and therefore we may be required to obtain an Online Publishing License, or to complete filings as an internet live-streaming platform.

As of the date of this prospectus, no fines or other penalties have been imposed on us for failure to obtain such additional licenses or permits, or to expand the scope of our existing licenses and permits. However, there can be no assurance that once required, we will be able to obtain or maintain all the required approvals, licenses, permits and complete or maintain all necessary filings, records, renewals, expansion of scope, and registrations on a timely basis for our online after-school tutoring service, given the significant amount of discretion the PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control and anticipation. In addition, there can also be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits. If we fail to obtain and maintain required permits, to expand scope of such permits obtained by us in a timely manner or obtain or renew any permits and certificates, or fail to complete the necessary filings, records, renewals or registrations on a timely basis, we may be subject to fines, confiscation of the gains derived from our non-compliant operations, suspension of our non-compliant operations or claims for compensation of any economic loss suffered by our students or other relevant parties, and our business, financial conditions and operational results may be materially and adversely affected.

We have grown rapidly and expect to continue to invest in our growth for the foreseeable future. If we fail to manage this growth effectively, the success of our business model will be compromised.

We have experienced rapid growth in recent years, primarily driven by fast-growing paid student enrollments of our online one-on-one after-school tutoring courses. Our net revenues increased by 50.6% from RMB2,668.7 million in 2019 to RMB4,018.4 million (US$613.3 million) in 2020, and by 19.9% from RMB1,122.7 million for the three months ended March 31, 2020 to RMB1,345.7 million (US$205.4 million) for the same period in 2021. Our rapid growth has placed, and will continue to place, a significant strain on our demand for more teachers, student service staff, IT support staff, administrative and operating infrastructure, product development, educational content development, sales and marketing capacities, facilities and other resources. To further expand our business operations, we need to attract more students, scale up our educational content offerings, diversify our course delivery formats, increase our educational content development professionals and employees of other functions, as well as strengthen our technology and infrastructure. We will also be required to maintain the effectiveness of our operational, financial and management controls and reporting systems and procedures. If we fail to efficiently manage this expansion of our business, our costs and expenses may increase more than we plan and we may not successfully attract a sufficient number of qualified teachers in a cost-effective manner, respond to competitive challenges, or otherwise execute our business strategies. In addition, we may, as part of carrying out our growth strategies, adopt new initiatives to offer additional courses and educational content and to implement new pricing models and strategies. We cannot assure you that these initiatives may achieve the anticipated results. These proposed changes may not be well received by our existing and prospective students, in which case their experience with our online after-school tutoring service may suffer, which could damage our reputation and business prospects.

Our ability to effectively implement our strategies and manage any significant growth of our business will depend on a number of factors, including our ability to: (i) continually develop and improve our online tutoring offerings to make it more appealing to existing and prospective students; (ii) maintain and increase our paid student enrollments in our course offerings; (iii) effectively recruit, train, retain and motivate a large number of new employees, particularly our teachers, student service staff, IT support staff and educational product and content development professionals to meet our growing business demands; (iv) continue to improve our operational, financial and management controls and efficiencies; (v) successfully implement enhancements and improvements to our IT and operational systems and infrastructure; (vi) protect and further develop our intellectual property rights; and (vii) make sound business decisions in light of the scrutiny associated with operating as a public company. These activities require significant capital expenditures and investment of valuable management and financial resources, and our growth will continue to place significant demands on our management. There are no guarantees that we will be able to effectively manage any future growth in an efficient, cost-effective and timely manner, or at all. If we do not effectively manage the growth of our business and operations, our reputation, results of operations and overall business and prospects could be negatively impacted.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB1,504.0 million, RMB1,012.3 million (US$154.5 million) and RMB497.3 million (US$75.9 million), respectively, in 2019, 2020 and the three months ended March 31, 2021. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve profitability will depend in large part on our ability to increase our operating margin, either by growing our revenues at a rate faster than our costs and operating expenses increase, or by reducing our costs and operating expenses as a percentage of our net revenues. Accordingly, we intend to continue to invest to attract new students, hire high-quality teachers and other personnel, and strengthen our educational content development and technologies and data analytics capabilities to enhance student experience, in cost-effective manners. These efforts may be more costly than we expect, and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. These factors, among others set out in this “Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

We may not be successful in our expansion of online after-school tutoring service or in our exploration of additional educational services.

We offer comprehensive tutoring courses covering all core K-12 academic subjects and certain early childhood education courses. We mainly offer after-school tutoring services in online one-one-one format through our flagship program, Zhangmen One-on-One. We recently launched after-school tutoring services in small-class format and AI courses and plan to expand such course offerings to capture new market opportunities and expand our geographic reach. We aim to continue to expand the coverage of such tutoring courses to cover additional subjects and more versions of different education curricula and textbooks within each subject matter and each grade. Expansions and upgrades to our existing products and courses may not be well received by our students and teachers, and newly introduced course offerings and educational content may not achieve success as expected. Our lack of experience with these new products and services may adversely affect our prospects and our ability to compete with the existing market players in any of these product and service categories. The development of new products, services and content could disrupt our ongoing business, disrupt our management’s attention, be costly and time-consuming and require us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we are unsuccessful in our expansion of after-school tutoring products or in our exploration of additional educational services due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could be adversely affected.

We may not be able to maintain or increase our course fee levels.

Our results of operations are affected by the pricing of our online K-12 after-school course offerings. We determine our course fees primarily based on the demand for our course offerings, the cost of our operations, the course fees charged by our competitors, our pricing strategy to gain market share and general economic conditions in the PRC. We cannot guarantee that we will be able to maintain or increase our tuition levels in the future without adversely affecting the demand for our online course offerings.

If we are unable to conduct sales and marketing activities cost-effectively, our results of operations and financial condition may be materially and adversely affected.

We have incurred significant sales and marketing expenses, which primarily consist of (i) salaries and welfare for sales and marketing personnel and teachers’ compensation for trial courses, (ii) channel and branding expenses, including expenses relating to our online traffic acquisition channels and marketing and branding activities, and (iii) other expenses associated with our sales and marketing activities, including rental expenses. We had 17,351 sales and marketing staff (including those supplied by third-party service providers) as of March 31, 2021. We incurred RMB2,182.6 million, RMB2,627.3 million (US$401.0 million) and RMB908.7 million (US$138.7 million) in sales and marketing expenses in 2019, 2020 and the three months ended March 31, 2021, respectively.

Our sales activities may not be well received by students and may not result in the levels of sales that we anticipate and our trial lessons may not be attractive to our prospective students. Furthermore, we may not be able to achieve the operational efficiency necessary to increase the revenues per sales and marketing staff. We also may not be able to retain or recruit experienced sales and marketing staff, or to efficiently train junior staff. Further, marketing and branding approaches and tools in the online education market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry developments and student preferences. Failure to refine our existing marketing and branding approaches or to introduce new marketing and branding approaches in a cost-effective manner may reduce our market share, cause our revenues to decline and negatively impact our profitability.

Our advertising and promotional content may subject us to penalties and other administrative actions.

Under PRC advertising, pricing and anti-unfair competition laws and regulations, we are obligated to monitor our advertising and promotional content to ensure that such content is true, accurate not misleading and in full compliance with applicable laws and regulations. For example, the PRC Pricing Law provides that an operator is prohibited from using false or misleading pricing methods to induce consumers or other operators to enter into transactions with it. The PRC Anti-Unfair Competition Law prohibits business operators from making false or misleading commercial promotions regarding its performance, functions, quality, sales, user feedback or accolades, to defraud or mislead customers. In addition, education or training advertisements are further prohibited from containing content such as guarantees that a candidate will pass the examination or regarding the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of relevant income, orders to cease dissemination of the inappropriate advertisements and promotions, and orders to publish an announcement correcting the misleading information. We have implemented internal review and employee training procedures to ensure the appropriateness of our advertising and promotional content. However, there is no guarantee that such measures would always be effective in preventing potential violations, particularly in light of the evolving laws and regulations and the increased regulatory scrutiny in recent periods. For example, historically we had been subject to fines imposed by relevant governmental authority for making misleading advertisements and promotions (including recently with respect to certain inappropriate advertisements concerning the enrollment, faculty, content, effectiveness and pricing of our courses) and had been ordered to remove such advertisements and promotions. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising and promotional operations or revoke our licenses. See “Regulation—Regulation Relating to Advertising, Pricing and Promotion.”

Relevant PRC regulatory authorities have significant discretion in interpreting and implementing the PRC Advertising Law, PRC Pricing Law, the PRC Anti-Unfair Competition Law and the related rules and regulations. While we have made more efforts to ensure that our advertisements are in full compliance with applicable PRC laws and regulations, we cannot assure you that all the content contained in our advertisements and promotions is true and accurate as required by, and complies in all aspects with, such laws and regulations. We also cannot assure you that we can rectify content that is deemed in violation of such laws and regulations, in a timely manner, or at all, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of such laws and regulations, we may be subject to penalties and our reputation may be harmed, which may result in a material adverse impact on our business, financial condition, results of operations and prospects.

Tuition refunds or potential refund disputes may negatively affect our cash flows, financial condition, and reputation.

We generally offer refunds for the remaining classes in a course to students who withdraw from such course, subject to certain conditions in the service contract between us and each of our students. When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of courses or course packages for such period. We offer full refunds in certain circumstances. For example, for Zhangmen One-on-One and Zhangmen Kids, if students withdraw from a course before the start of the fourth classes and within 31 days upon enrollment, they are offered a full, unconditional refund after deducting certain management fees. For Zhangmen Small Class, if students withdraw from a course before the start of the third classes upon enrollment, they are also offered a full, unconditional refund. In 2020, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated that year deducting the refund amounts) of Zhangmen One-on-One was approximately 11%.

The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with our teaching quality and our educational content offerings, a perceived decline in our teaching quality due to the departure of popular teachers, privacy concerns relating to our services, negative publicity regarding us or online education in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online after-school tutoring service providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our business operations and financial condition. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

If our AI programs or proprietary data analytics algorithms, especially those related to localized and real-time educational content generation, are flawed or ineffective, our business and reputation could be harmed.

We rely on our proprietary data analytics algorithms to analyze student practice exercises and academic assessment results data and based thereon to generate personalized and localized recommended study questions for students and teachers to aid in their learning and teaching, respectively, and to continually develop and improve the educational content offered in our online after-school tutoring courses. Although we have invested substantially in the development and continued improvement of our algorithms, we cannot assure you that our algorithms do not and will not carry any flaw or defect that could compromise our data analysis results. Particularly, some of these flaws or defects may not become evident until the algorithm is put to actual usage or after its continued failure to accurately generate on-point personalized or localized study question recommendations. Even if the algorithm is properly designed, its performance may be affected by the quality and volume of student learning performance data we aggregated. We also expect to experience significant growth in the amount of data we need to process as we continue to develop our business and grow our student base. As the amount of data and variables we process increases, the calculations that our algorithms must process become increasingly complex and the likelihood of any defect or error increases. In addition, a significant component of our online courses is powered by our AI programs, which address complex challenges such as autoscoring, practice exercise review and monitor of in-class interactions. We may incur significant expenses to remediate any defects in our AI programs or data analytics algorithms, or may not be able to correct them at all. Although we have not experienced any material defects to date, we cannot assure you that our AI programs and algorithms are flawless. If any incidents of material defects took place, our student and teacher experiences with our products and courses would be significantly harmed, and they may lose confidence and trust in our products and courses. As a result, we may incur significant reputational damage and market share loss.

Inability to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our courses and services less attractive to students.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our business to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China.

Admission and assessment processes undergo constant changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our courses and products, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an impact on our enrollments. For example, the MOE has issued certain implementation guidelines to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. As a result, public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We believe that our patents, copyrights, trademarks and other intellectual property are essential to our success. We have devoted considerable time and energy to the development and improvement of our websites, mobile apps, our system infrastructure and our course materials.

We rely primarily on patents, copyrights, trademarks, trade secrets and other contractual restrictions for the protection of the intellectual property used in our business. Nevertheless, these provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Furthermore, our pending intellectual property right applications may be rejected. Our trade secrets may become known or be independently discovered by our competitors. Third parties may pirate our educational content and course materials developed in-house and may infringe upon or misappropriate our other intellectual property. Infringement upon or the misappropriation of, our proprietary technologies or other intellectual property could have a material adverse effect on our business, financial condition or results of operations. Although we have taken measures to monitoring and policing the unauthorized use of our copyrighted course materials, policing the unauthorized use of intellectual property rights can be difficult and expensive. For example, even though the contracts we entered into with our teachers specify that we shall have sole ownership over intellectual properties relating to our course content, we and our teachers may be deemed to have joint ownership over intellectual properties relating to our course content. Our teachers may continue to use these content in our course materials if they resign with us and join our competitors, which may negatively impact the attractiveness of our courses to prospective students, and our intellectual property rights for such content could be costly and time consuming to defend. Although the agreements entered into with our teachers prohibit them from using our course content without our prior consent, we cannot ensure compliance of teachers with such agreement.

Furthermore, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. Such litigation may be costly and divert management’s attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. The legal regime relating to the recognition and enforcement of intellectual property rights in China is particularly limited, and does not protect intellectual property rights to the same extent as federal and state laws in the United States. Legal proceedings to enforce our intellectual property in China may progress slowly, during which time infringement may continue largely unimpeded. Enforcement of judgments in China is uncertain, and even if we are successful in litigation, it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be involved in legal and other disputes from time to time arising out of our operations, in particular for allegations relating to our infringement of intellectual property rights of third parties, which may be expensive to defend and may disrupt our business and operations.

We have and may continue to be involved in legal and other disputes in the ordinary course of our business, including allegations against us for potential infringement of third-party copyrights or other intellectual property rights. We may also encounter disputes from time to time over rights and obligations concerning intellectual property rights and other legal rights, in particular third-party copyrights that may be infringed by us or the teachers and student service staff in our business operation, and we may not prevail in those disputes. Our educational content is typically subject to internal review before being approved to launch and our content monitoring personnel are responsible for monitoring content delivered in our courses. We have also adopted policies and procedures to prohibit teachers, student service staff and other personnel from infringing upon third-party copyrights or, other intellectual property rights. However, we cannot assure you that our efforts will be effective in preventing potential infringement of third-party intellectual property rights or that teachers, student service staff or other personnel will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our classes or on our applications or websites. The students and teachers using our applications or websites may post unauthorized third-party content on our applications or websites, which we may not be able to detect in time, or at all. We may incur liability for unauthorized duplication or distribution of materials posted on our applications or websites or used in our classes. We have been, and may be in the future, subject to allegations on the grounds of intellectual property rights infringement and other legal theories based on the content of the materials that we or teachers and student service staff of our courses distribute or use in our business operation.

Any claims against us, with or without merit, could be time-consuming and costly to defend or litigate, divert our management’s attention and resources or result in the loss of goodwill associated with our brand. The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If a lawsuit against us is successful, we may be required to pay substantial damages and/or enter into royalty or license agreements with commercially unreasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our course offerings, parts of our products or be required to make changes to our course materials, applications or other software. As a result, the scope of our course materials could be reduced, which could adversely affect the effectiveness of our curriculum, limit our ability to attract new students, harm our reputation and have a material adverse effect on our results of operations and financial condition.

If our security measures are breached or failed and result in unauthorized disclosure or unintended leakage of data, including confidential information of our teachers and students, we could lose existing teachers and students, fail to attract new teachers and students and be exposed to protracted and costly litigation.

Maintaining platform security is of critical importance to us because we store and transmit proprietary and confidential information, which includes proprietary and confidential student and teaching staff information, such as names, addresses, ID card number, bank account number and other personal information, which is primarily stored in our digital database. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. For example, we anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. See “Business—Data Privacy and Security.” These measures, however, may not be as effective as we anticipate. As an online education company, we face an increasing number of threats to our platform and computer systems, including unauthorized activity and access, system viruses, worms, malicious code, denial of service attacks, phishing attacks, and organized cyberattacks, any of which could breach our security and disrupt our platform and technology infrastructure. The techniques used by computer hackers and cyber criminals to obtain unauthorized access to data or to sabotage computer systems change frequently and generally are not detected until after an incident has occurred. We have implemented certain safeguards and processes to thwart hackers and protect the data in our platform and computer systems. However, our efforts to maintain the security and integrity of our platform, and the cybersecurity measures taken by our third-party service providers may be unable to anticipate, detect or prevent all attempts to compromise our systems. If our security measures are breached or fail as a result of third-party action, employee error, malfeasance or otherwise, it could result in the loss or misuse of or authorized third-party access to proprietary and confidential student, teacher, employee and company information, which could subject us to liability, interrupt our business or adversely affect our reputation, potentially over an extended period of time.

Increased regulation of data utilization practices, including self-regulation, under existing laws that limit our ability to collect, transfer and use data, could have an adverse effect on our business. If we were to disclose data about our students, teachers, and student service staff in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results. Failure to comply with these obligations could subject us to liability, and to the extent that we need to alter our business model or practices to adapt to these obligations, we could incur additional expenses.

Any of these issues could harm our reputation, adversely affect our ability to attract and enroll prospective students, adversely affect our ability to maintain our filings, cause prospective students not to enroll or stay enrolled, or subject us to third-party lawsuits, regulatory fines or other action or liability. Further, any reputational damage resulting from breach of our security measures could create distrust of our company by prospective students or investors. We may be required to expend significant additional resources to protect us against the threat of security measures breaches or to alleviate problems caused by such disruptions or breaches.

Because we collect, store, process and use data, some of which contains sensitive personal information, we face concerns over the collection, improper use, storage or disclosure of personal information, which could discourage current and potential users from using our services, damage our reputation, face regulatory scrutiny, and in turn materially and adversely affect our business, financial condition and results of operations.

Concerns or claims about our practices with regard to the collection, storage, processing or use of personal information or other privacy-related matters, even if unfounded, could damage our reputation and results of operations. Under the Cyber Security Law of China, the owners and administrators of networks and network service providers have various personal information security protection obligations, including restrictions on the collection, storage and use of personal information of users, and they are required to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation—Regulation Relating to Internet Information Security and Privacy Protection.”

Regulatory requirements regarding the protection and privacy of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. Another example of such evolving regulatory requirements is the Draft Law of Personal Information Protection, which was published for public comments on October 21, 2020. When it is passed in the future, this law will function jointly with the

Cyber Security Law to regulate China’s online spheres in relation to personal information protection. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Furthermore, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions, however, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner. Evolving interpretations of such announcements and provisions or any future regulatory changes might impose additional restrictions on us generating and processing personal and behavioral data. We may be subject to additional regulations, laws and policies adopted by the PRC government to apply more stringent social and ethical standards in data privacy resulting from the increased global focus on this area. To the extent that we need to alter our business model or practices to adapt to these announcement and provisions and future regulations, laws and policies, we could incur additional expenses.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our students, teachers, or our partners, potentially causing us to lose course enrollments, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

The success and future growth of our business will be affected by students’ acceptance of and market trends in integration of technology and education.

We operate at the intersection of the education and technology industries, and our business model features integrating technology closely with education to provide a more efficient and engaging learning experience. However, the integration of technology and education remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the growing enrollment of our online tutoring courses, there is no guarantee that it will also be well received by the broader students. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students may still be inclined to choose traditional, face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our online after-school tutoring courses, which utilize data insights and technology, become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

Any significant disruption to or failures of our information technology systems, including events beyond our control, could reduce student satisfaction and could harm our reputation and cause our online after-school tutoring service to be less attractive to our students.

The performance and reliability of our information technology system is critical to our operations and reputation. Our network infrastructure is currently deployed and our data is currently mainly maintained through several third-party internet data centers and cloud computing service providers in China. Our operations depend on each of the data centers’ and service providers’ ability to protect its and our system in its facilities against events such as damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events, which events are beyond our control. If our arrangements with such data centers and service providers are terminated or if there is a lapse of service or damage to any of their facilities, we could experience interruptions in our service. Although we continually back up our databases on both real-time and delayed bases, we may still lose important operating data or suffer disruption to our operations if there is a failure of the database system or the backup system. We may be required to invest significant resources in protecting against the foregoing technological disruptions, or to remediate problems and damages caused by such incidents, which could increase the cost of our business and in turn adversely affect our financial conditions and results of operations. We cannot assure you that we will be able to expand our information technology infrastructure in a timely and cost-effective manner to meet the increasing demands of our business growth. Any interruptions in the accessibility of or deterioration of the quality of access to our system could reduce teachers’ and students’ satisfaction and reduce the attractiveness of our online K-12 tutoring course offerings, which would result in reduction in the number of students enrolling in our after-school tutoring courses. Although we have not experienced any significant disruptions to or failures of our information technology systems, we cannot assure you that such disruptions or failures will not happen in the future.

In addition, we rely on third-party mobile application distribution channels, such as Apple’s App Store and Android application stores, to distribute our mobile applications to students and teachers. As such, the promotion, distribution and operation of our mobile applications are subject to such distribution channels’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If third-party app stores or any other major distribution channel interprets or changes its standard terms and conditions in a manner that is detrimental to us in the future, or terminate its existing relationship with us, or if any third-party infringement claims are brought against our mobile applications, our mobile applications could be temporarily or permanently removed from such third-party mobile application distribution channels and our business, financial condition and results of operations may be materially and adversely affected.

If we fail to adopt new technologies that are important to our business, in particular the technology upgrades related to live broadcasting and AI, our competitive position and ability to generate revenues may be materially and adversely affected.

The technology used in internet and value-added telecommunications services in general, and in online education services in particular, may evolve and change over time. We believe our technologies are core to our success and are critical to the implementation of our business model. In particular, implementation of technologies to improve teaching efficiency is an important part of our online K-12 tutoring course offerings and is critical to attracting new students to enroll in our online courses. As an online education company, we must anticipate and adapt to such technological changes and adopt new technologies in a timely fashion. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of technology in education is still at an early stage and under exploration. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the online education industry in a timely and cost-effective manner. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may need additional capital in the future to pursue our business objectives. If we cannot obtain additional capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may need to raise additional capital to respond to business challenges or opportunities, accelerate our growth, develop new offerings or enhance our technological capacities. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content offered as part of our online courses, which could cause us to incur legal costs and damages our reputation.

Although we implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. In addition, our quiz questions designed internally based on our understanding of the relevant examination requirements may be investigated by the regulatory authorities. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

The recognition of our brand may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, our employees, teachers and student service staff, as well as the industry in which we operate, regardless of its accuracy, which could harm our reputation and business.

We believe that the market recognition of our brand has significantly contributed to the success of our business and that maintaining and enhancing our brand recognition is critical to sustaining our competitive advantages. Negative publicity about us and our business, shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, as well as the industry in which we operate, can harm the recognition of our brand. Negative publicity, regardless of merits, could be related to a wide variety of matters, including but not limited to:

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alleged misconduct or other improper activities committed by our students or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, including misrepresentation made by our employees during sales and marketing activities, and other fraudulent activities to artificially inflate the popularity of our products, services or course offerings;

•	false or malicious allegations or rumors about us or our shareholders, affiliates, directors, officers, teachers, student service staff, other employees, teaching staff and other part-time workers;

•	complaints by our students and their parents about our course offerings;

•	refund disputes of course fees or disputes relating to tuition fee installment payments between us and our students and their parents;

•	lack of required teaching qualifications;

•	security breaches or misuse of private user or transaction data or other information;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations, as well as outsourced or flexible staffing arrangements; and

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governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws, regulations and policies, including those adopted by the government to apply more stringent social, ethical and environmental standards in connection with increased global focus on these areas.

In addition to traditional media, there has been an increasing use of social media platforms and similar technologies in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, affiliates, directors, officers, teachers, student service staff, other employees, and other part-time workers, may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect or misleading information cannot be completely eliminated or mitigated and may materially harm the recognition of our brand, reputation, business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. To efficiently administrate the contribution of employment benefit plans of our employees in some cities, we engage third-party agents to make the contribution for our employees. Our failure in making contributions to various employee benefit plans and in complying with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. In addition, to the extent that we can make a reasonable estimate of the liability arising from our failure in making full contributions to various employee benefit plans, we record a related contingent liability. However, the amount of our estimates may be inaccurate, in which case our financial condition and cash flow may be adversely affected if we were to pay late fees or fines in relation to the underpaid employee benefits.

If our senior management and other key personnel are unable to work together effectively or efficiently or if we lose their services, our business may be severely affected.

The continued services of our senior management and other key personnel are important to our continued success. In particular, we rely on the expertise and experience of Mr. Yi Zhang, our founder, chairman and CEO.

We also rely on the experience and services from other senior management. If we lose any of such senior management, we might not be able to replace them easily or at all, and our business, financial condition and results of operations may be materially and adversely affected. Competition for experienced management personnel in the online education industry is intense, the pool of qualified candidates is limited, and we may not be able to retain the services of our senior executives or key personnel, or to attract and retain high-quality senior executives or key personnel in the future. If any of our senior management joins a competitor or forms a competing business, we may lose students, teaching staff, and other key professionals and staff members. Our senior management has entered into employment agreements with us which contain confidentiality and non-compete clauses. However, if any dispute arises between our senior management and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all. As we have been a private company since our inception, our senior management also has limited experience in managing internal control, financial reporting, and other regulatory and compliance matters of a public company.

Our success also depends on our having highly trained content and product development, financial, technical, human resource, sales and marketing staff, management personnel and qualified and dedicated teachers and student service staff. We will need to continue to hire additional personnel as our business grows. A shortage in the supply of personnel with requisite skills or our failure to recruit them could impede our ability to increase revenues from our existing courses, products and services, to launch new offerings and to expand our operations, and would have an adverse effect on our business and financial results.

We have granted, and expect to continue to grant, share-based awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted share incentive plans in 2018 and 2021, or the 2018 Plan and the 2021 Plan, respectively, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan and the 2021 Plan is 93,082,225 ordinary shares and 38,000,000 ordinary shares, respectively. See “Management—Share Incentive Plans.” We recorded RMB7.4 million, RMB20.5 million (US$3.1 million) and RMB24.1 million (US$3.7 million) in 2019, 2020 and the three months ended March 31, 2021, respectively, in share-based compensation expenses. We expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are subject to risks related to third-party payment processing.

We accept payments through major third-party online payment channels in China. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

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increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We may face risks associated with the installment tuition payment plan we offer to our students.

We have introduced an installment payment option enabling eligible students to obtain loans from accredited third-party credit providers in China to finance all or part of their tuition fees. The third-party credit providers are responsible for performing credit assessment, approving loan applications, providing the funds, and collecting delinquent loan payments. Under the loan agreement, the parents of our students are obligated to repay the loan to the credit providers. We generally do not provide any guarantees for the repayment of student loans in favor of the credit providers. In 2019, 2020 and the three months ended March 31, 2021, approximately 10%, 8% and 7%, respectively, of our gross billings were received from third-party credit providers.

The availability of funding from our existing and potential credit providers depends on many factors, such as their liquidity and capital sufficiency, the legal and regulatory environment, the general economic conditions, default rates of our students on the loans, and, where applicable, the availability of lenders on the credit providers’ platforms. In addition, our credit providers may seek to acquire borrowers independently instead of through cooperation with us. We currently work with a limited number of credit providers and we cannot assure you that our credit providers will continue to cooperate with us on commercially favorable terms, or at all, or that existing or potential credit providers will be able to provide loans in a sufficient amount to meet our students’ borrowing needs. If any of these were to occur, our course packages may become less compelling to prospective students who wish to obtain student loans, and as a result our business and financial condition may be negatively affected.

Our brand image, business and results of operations may be adversely impacted by misconduct, improper activities and misuse of our product and service offerings by students, teaching staff and employees, many of which are beyond our control.

Our teachers and student service staff engage in real-time communications with our students. Our courses undergo multiple rounds of internal review and pilot testing before being broadly released. We regularly and actively monitor our live courses, chat messages and other content and communications on our platform to ensure that we are able to identify content that may be deemed inappropriate or in violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline activities of our students and teaching staff, to the extent any improper behavior is associated with our content, applications or websites, our ability to protect our brand image and reputation may be limited. In addition, if any of our students or teaching staff suffer or allege to have suffered physical, financial or emotional harm following contact initiated through our content, applications or websites, we may face civil lawsuits or other liabilities initiated by the affected individual or governmental or regulatory actions against us. In response to allegations of illegal or inappropriate activities conducted on our applications or websites or any negative media coverage about us, PRC governmental authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue some of the content, features and services provided through our applications or websites. As a result, our business may suffer and our brand image, student and teacher base, results of operations and financial condition may be materially and adversely affected.

We are exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include, but are not limited to, intentionally failing to comply with government regulations, engaging in unauthorized activities when interacting with our students and during the course of their work, such as mishandling student records and data, and making misrepresentation to our prospective students during marketing activities, all of which could harm our business and reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

Increases in labor costs and compliance with stricter labor laws in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law took effect from January 1, 2008 and was later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses. Because the PRC governmental authorities have introduced various new labor-related regulations since the PRC Labor Contract Law took effect, and the interpretation and implementation of these regulations are still evolving, our employment practices could violate the PRC Labor Contract Law and related regulations and could be subject to related penalties, fines or legal fees. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

As of March 31, 2021, we had 11,995 full-time teachers, 7,843 education program consultants and 7,006 student service staff supplied by third-party service providers. However, we cannot preclude the possibility that these workers supplied by third-party service providers may be classified as “dispatched workers” or our employees by courts, arbitration tribunals or government agencies. PRC labor laws and regulations impose stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers.” For example, the number of dispatched workers may not exceed 10% of its total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitutable work. However, since the application and interpretation of the PRC Labor Contract Law and other related laws and regulations are limited and uncertain, we cannot assure you our business operation will be deemed to be in full compliance with them. If we are found to be in violation of any requirements under the Labor Contract Law, the Interim Provisions on Labor Dispatch or their related rules and regulations, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the deemed “dispatched workers,” or be subject to regulatory penalty, other sanction or liability or be subject to labor disputes.

We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by attracting new customers or increasing the prices of our products and courses, our financial conditions and results of operations would be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

Our industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, our business. We generally generate higher gross billings in the second and fourth quarters in a given year because of the increased paid student enrollments for the spring and fall semesters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth, but seasonality may increase in the future. The seasonal trends that we have experienced in the past may not be indicative of our future operating results. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which fosters innovation and has roots in a deep understanding of our students, teachers as well as the evolving education industry in China. As we continue to expand and grow our business, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could undermine our reputation in the marketplace and negatively impact our ability to attract and retain employees and students, which would in turn jeopardize our future success.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation and cause us to lose market share, students and revenues, and adversely affect the price of our ADSs.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose students and revenues, and adversely affect the price of our ADSs.

We face risks related to natural and other disasters, health epidemics, and other extraordinary events, such as the COVID-19 pandemic, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, other health epidemics or other public safety concerns affecting the PRC, and particularly Shanghai. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures, internet failures or other operation interruptions for us and our service providers, which could cause the loss or corruption of data or malfunction of software or hardware as well as adversely affect our ability and the ability of our service providers to conduct daily operations and to deliver our products and course offerings. Our business could also be adversely affected if employees of ours or our service providers are affected by health epidemics. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

The COVID-19 pandemic has created unique global and industry-wide challenges, including challenges to our business. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. Substantially all of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements from late January to late March 2020, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to reduce the impact of this epidemic outbreak in 2020, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. During this period impacted by the COVID-19 pandemic, as a result of the temporary closure of schools in China, students were prompted to engage in more online education as they study at home, which has positively affected the online after-school tutoring industry, including us. In addition, the number of students enrolled in our online courses also grew more rapidly during this period of temporary school closure and students became more open to accepting the integration of technology and teaching.

Many of the quarantine measures within China have since been relaxed as of the date of this prospectus. However, relaxation of restrictions on economic and social activities may lead to new cases. There has been occasional outbreaks of COVID-19 in various cities in China, and the Chinese government may again take measures to keep COVID-19 in check. Our results of operations may still be adversely affected to the extent that COVID-19 continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China as well as globally, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If there is not a material recovery in the COVID-19 situation, or the situation further deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

Our headquarters are located in Shanghai. Most of our system hardware and back-up systems are hosted in facilities located in China and most of our service providers are located in China. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Shanghai, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations.

We currently have no business insurance coverage, which could expose us to significant costs and business disruption.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely impacted.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In the course of auditing our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness and other control deficiencies in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weakness, we have taken measures and plan to continue to take measures to remediate these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct the material weakness or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2022. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control over financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other or more material weakness or deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our consolidated financial statements for prior periods.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of such transition period.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. We regularly serve a large number of students and teachers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our online applications and websites. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may not be able to achieve the benefits we expect from future investments and acquisitions.

We may make equity investments in or acquisitions of additional businesses, assets and technologies that complement our existing business in the future. This may include opportunities to expand our offerings and strengthen our technology and data capabilities. If the businesses or assets we acquire or invest in do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such acquisitions or investments, which would harm our results of operations. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. In addition, if we make equity investments in the future, we cannot ensure that these companies will always comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment. In addition, we may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate acquisition or investment target, we may not be able to successfully negotiate the terms of the acquisition or investment, finance the proposed transaction or integrate the relevant businesses into our existing business and operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.

The PRC government and public advocacy groups have been increasingly focused on environment, social and governance, or ESG, issues in recent years, making our business more sensitive to ESG issues and changes in governmental policies and laws and regulations associated with environment protection and other ESG-related matters. Investor advocacy groups, certain institutional investors, investment funds, and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. Regardless of the industry, increased focus from investors and the PRC government on ESG and similar matters may hinder access to capital, as investors may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. In the PRC, there are comprehensive environmental regulations and policies governing electronic product manufacturing in general, and the PRC may adopt more stringent standards in terms of ESG matters in the future. Any ESG concern or issue could increase our regulatory compliance costs. If we do not adapt to or comply with the evolving expectations and standards on ESG matters from investors and the PRC government or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition, and the price of our ADSs could be materially and adversely effected.

A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. National Bureau of Statistics of China reported a 2.3% growth in gross domestic product (GDP) for the year of 2020, as compared a growth of 6.1% in 2019. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Fluctuations in exchange rates could have a material and adverse effect on the value of your investment and our results of operations.

The conversion of Renminbi into foreign currencies, including the U.S. dollar, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar and other currencies, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar and other currencies in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We have entered into certain hedging transactions, including foreign exchange forward contracts and foreign currency option contracts, in an effort to reduce our exposure to foreign currency exchange risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Foreign exchange risk.” While we may continue to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services (except for e-commerce, domestic multi-party communications, store-and-forward and call center), such as provision of online course content, is subject to restrictions under current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunications business. We are a company registered in the Cayman Islands. Shanghai Zhangxue, or our wholly foreign owned entity, or our WFOE, is our PRC subsidiaries and foreign-invested enterprise under PRC laws. To comply with PRC laws and regulations, we conduct such business activities in China through subsidiaries of Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda, our VIEs. Our WFOE has entered into a series of contractual arrangements with our respective VIEs and their respective shareholders. For a description of these contractual arrangements, see “Corporate History and Structure.” As a result of these contractual arrangements, we exert control over our VIEs and consolidate financial results of our VIEs and their subsidiaries in our financial statements under U.S. GAAP. Our VIEs hold the licenses, approvals and key assets that are essential for our operations.

In the opinion of our PRC counsel, Tian Yuan Law Firm, (i) the ownership structure of our VIEs and our WFOE does not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements among our WFOE, our respective VIEs and their respective shareholders governed by PRC law will not result in any violation of PRC laws or regulations currently in effect. However, we have been further advised by our PRC counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Thus, the PRC government may ultimately take a view contrary to the opinion of our PRC counsel. If the PRC government otherwise find that we are in violation of any existing or future PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities;

•	imposing fines on us;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or placing restrictions or onerous conditions on our operations;

•	placing restrictions on our right to collect revenues; and

•	shutting down our servers or blocking our application/software.

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our consolidated variable interest entities, we may not be able to consolidate their financial results in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs, and their shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portion of our business through the contractual arrangements with our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.” Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our respective VIEs have executed powers of attorney to appoint our WFOE or a person designated by our WFOE to vote on their behalf and exercise voting rights as shareholders of our respective VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing corresponding PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment, and it remains uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment in the PRC and if yes, how our contractual arrangements should be dealt with.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for Foreign Investment Access jointly promulgated by Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission as amended from time to time. The Foreign Investment Law provides that foreign-invested entities are barred from operating in “prohibited” industries and will require market entry clearance and other approvals from relevant PRC government authorities if operating in “prohibited” industries. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, any claim to invalidate an investment agreement will be supported by courts if such agreement is found to be entered into for purposes of making investments in the “prohibited industries” under the negative list or for purposes of investing in “restricted industries” while failing to satisfy the conditions set out in the Negative List. If our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

We may lose the ability to use and enjoy assets held by our VIEs that are material to the operation of certain portion of our business if the entities go bankrupt or become subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets that are material to the operation of certain portion of our business, including licenses, permits, domain names and most of our IP rights. If our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergoes a voluntary or involuntary liquidation proceeding, the independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Recently introduced economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident in China (being a jurisdiction outside the Cayman Islands), we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

Changes in China’s or global economic, political or social conditions or government policies could have a material adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China, and most of our assets are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by economic, political and social conditions in China generally. The PRC economy differs from the economies of most developed countries in many respects, including the level of development, growth rate, level of government involvement and control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In addition, the PRC government continues to play a significant role in regulating industry development by imposing relevant industrial policies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. In addition, the rate of growth has been slowing since 2012, and the impact of COVID-19 on the Chinese and global economies in 2020 is likely to be severe. In particular, the National Bureau of Statistics of China reported a 2.3% growth in gross domestic product (GDP) for the year of 2020, as compared a growth of 6.1% in 2019. Any adverse changes in economic conditions in China, in the policies of the PRC government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our solutions and services and adversely affect our competitive position. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the PRC government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations. In addition, the increased global focus on social, ethical and environmental issues may lead to China’s adoption of more stringent standards in these areas, which may adversely impact the operations of China-based companies including us.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the then U.S. President in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Risks Relating to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties.

Our PRC subsidiaries are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands; however, we conduct substantially all of our operations in China and most of our assets are located outside of the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for you to effect service of process upon us or our management named in the prospectus inside mainland China. It may also be difficult for you to enforce in U.S. courts of the judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections would deprive our investors of the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC market regulation administrative authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application through our office automation system and the application will be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or our VIEs or their subsidiaries. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company or any of our subsidiaries outside of China is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.

We face uncertainties with respect to indirect transfer of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the State Administration of Taxation, or SAT, issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. We also face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises.

The PRC tax authorities may pursue non-resident enterprises involved in our previous or future private equity financing transactions with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Bulletin 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If our preferential tax treatments are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises strongly supported by the state,” or HNTEs, are qualified for a preferential enterprise income tax rate of 15% subject to certain qualification criteria. Currently, Shanghai Zhangxue, or our WFOE, enjoys a preferential enterprise income tax rate of 15% as it is recognized as a HNTE by relevant PRC governmental authorities. The qualification as an HNTE is subject to annual evaluation and a three-year review by the relevant PRC governmental authorities. If Shanghai Zhangxue fails to maintain its HNTE status, experiences any increase in the enterprise income tax rate, or faces any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments currently enjoyed, our business, financial condition and results of operations could be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established complex procedures and requirements for some acquisitions of Chinese companies by foreign investors, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by relevant governmental authorities before they can be completed. In February 7, 2021, the Anti-monopoly Commission of the State Council, published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review. In addition, the security review rules issued by the MOFCOM that became effective in

September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring a transaction through a proxy or contractual control arrangement.

In the future, we may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires overseas special purpose vehicles that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicles or held by their shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our ADSs on the New York Stock Exchange in the context of this offering, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) our WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of acquisition transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval for this offering. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, the State Administration of Foreign Exchange, or SAFE, promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or non-PRC citizens living in China for a continuous period of not less than one year and have been granted options are subject to these regulations as our company has become an overseas-listed company. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals and may also limit our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

In addition, the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes for those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulation—Regulation Relating to Foreign Exchange—Regulation on Stock Incentive Plans.”

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC laws.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purposes) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by the SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015. The PRC residents shall, by themselves or entrusting accounting firms or banks, file with the online information system designated by SAFE with respect to its existing rights under offshore direct investment each year prior to the requisite time.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches or qualified local banks or complete annual filing of its existing rights under offshore direct investment, our PRC subsidiaries may be prohibited from distributing to us its profits and proceeds from any reduction in capital, share transfer or liquidation, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents or entities to complete the foreign exchange registrations and annual filings of its existing rights under offshore direct investment. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations.

The failure or inability of such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders for services or any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC subsidiaries, which is a foreign-owned enterprise, may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund.

Our PRC subsidiaries generate essentially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIEs and their subsidiaries. We may make loans to our PRC subsidiaries and VIEs and their subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises, or FIEs, under PRC law, are subject to applicable foreign exchange loan registrations. In addition, an FIE shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of an FIE shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of such FIE or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments in financial management other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of a former regulation. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of bank loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our PRC subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since the SAFE Circular 28 is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or VIEs or their subsidiaries or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and consolidated variable interest entities to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks relating to the ADS and this offering—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Additional remedial measures could be imposed on certain PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings instituted by the SEC, as a result of which our financial statements may be determined to not be in compliance with the requirements of the Exchange Act, if at all.

In December 2012, the SEC brought administrative proceedings against the PRC-based “big four” accounting firms, including our independent registered public accounting firm, alleging that they had violated U.S. securities laws by failing to provide audit work papers and other documents related to certain other PRC-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring and suspending these accounting firms from practicing before the SEC for a period of six months. The decision was neither final nor legally effective until reviewed and approved by the SEC, and on February 12, 2014, the PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to such firms’ audit documents via the CSRC. If the firms did not follow these procedures or if there is a failure in the process between the SEC and the CSRC, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such challenge would result in the SEC imposing penalties such as suspensions.

In the event that the PRC-based “big four” accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of the ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of the ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the U.S.

Litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our ADSs.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums, and could have a material adverse effect upon our business, results of operations and financial condition.

The ability of U.S. authorities to bring actions for violations of U.S. securities law and regulations against us, our directors, executive officers or the expert named in this prospectus may be limited. Therefore, you may not be afforded the same protection as provided to investors in U.S. domestic companies.

The SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies such as us, and non-U.S. persons, such as our directors and executive officers in China. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. We conduct our operations mainly in China and our assets are mainly located in China and outside of the United States. In addition, a majority of our directors and executive officers reside within China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors in connection with legal proceedings. As a result, if we, our directors, executive officers or other gatekeepers commit any securities law violation, fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Risks relating to the ADS and this offering

There has been no public market for our shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our shares or ADSs. The ADSs have been approved for listing on the New York Stock Exchange. Our shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

Negotiations with the underwriters determined the initial public offering price for our ADSs which may bear no relationship to their market price after the initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated variations in our revenues, earnings, cash flow and changes or revisions of our expected results;

•	fluctuations in operating metrics;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, services and courses and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	announcements of studies and reports relating to the quality of our product, service and course offerings or those of our competitors;

•	changes in the performance or market valuations of other online education companies;

•	conditions in the online education market;

•	detrimental negative publicity about us, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry;

•	general economic or political conditions affecting China or elsewhere in the world;

•	fluctuations of exchange rates between the RMB and the U.S. dollar; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in the ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Potential participation in this offering by certain of our existing shareholders and their affiliates would reduce the available public float for our ADSs.

Our existing shareholders, SVF II ZEAL SUBCO (DE) PTE. LTD. and Genesis Capital II LP, have indicated a non-binding interest that they or their affiliates may purchase an aggregate of up to US$15 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these existing shareholders or their affiliates would be up to 1,249,999 ADSs, representing approximately 34.5% of the ADSs being offered in this offering, assuming the underwriters do not exercise their over-allotment option. If any of these existing shareholders or their affiliates are allocated all or a material portion of the ADSs in which the shareholders have indicated an interest in this offering and purchase any such ADSs, such purchase may reduce the available public float for our ADSs. As a result, any purchase of our ADSs by these entities in this offering may reduce the liquidity of our ADSs relative to what it would have been had these ADSs been purchased by other investors.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital will be divided into Class A ordinary shares and Class B ordinary shares effective immediately prior to the completion of this offering (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to thirty votes per share. We will issue Class A ordinary shares represented by our ADSs in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. After this offering, the holder of Class B ordinary shares will have the ability to control matters requiring shareholders’ approval, including any amendment of our memorandum and articles of association. Any future issuances of Class B ordinary shares may be dilutive to the voting power of holders of Class A ordinary shares. Any conversions of Class B ordinary shares into Class A ordinary shares may dilute the percentage ownership of the existing holders of Class A ordinary shares within their class of ordinary shares. Such conversions may increase the aggregate voting power of the existing holders of Class A ordinary shares. In the event that we have multiple holders of Class B ordinary shares in the future and certain of them convert their Class B ordinary shares into Class A ordinary shares, the remaining holders who retain their Class B ordinary shares may experience increases in their relative voting power.

Upon the completion of this offering, Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute 13.7% of our total issued and outstanding share capital immediately after the completion of this offering and 82.7% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their option to purchase additional ADSs. As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution, representing the difference between the initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price, and our adjusted net tangible book value of US$(0.13) per ADS as of March 31, 2021, after giving effect to our sale of the ADSs offered in this offering. In addition, you may experience further dilution to the extent that our Class A ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Sales of the ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares issued and outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of the final prospectus, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

After completion of this offering, certain holders of our Class A ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with this offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Our post-offering memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

We have conditionally adopted a tenth amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our post-offering memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

Our post-offering memorandum and articles of association and the deposit agreement provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, and any suit, action or proceeding arising out of or relating in any way to the ADSs or the deposit agreement, which could limit the ability of holders of our ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.

Our post-offering memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The deposit agreement provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction over any suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement, including without limitation claims under the Securities Act of 1933 arising out of or relating in any way to the deposit agreement. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our post-offering memorandum and articles of association or the deposit agreement to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our post-offering memorandum and articles of association, as well as the forum selection provision in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the post-offering memorandum and articles of association and deposit agreement.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting where we asked the depositary to solicit your instruction, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions, in the case of voting by poll, and in accordance with the voting instructions received from a majority of ADS holders who provide voting instructions, in the case of voting by show of hands. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our post-offering memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings if:

•	we have instructed the depositary that we wish a discretionary proxy to be given;

•	we have confirmed to the depositary that there is no substantial opposition as to a matter to be voted on at the meeting; and

•	we have confirmed to the depositary that a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends or other distributions if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions or other distributions on the ADSs only to the extent that we decide to make distributions on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our post-offering memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our tenth amended and restated articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located in China. All of our current operations are conducted in China. In addition, most of our current directors and senior executive officers are nationals and residents of jurisdictions other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine claims arising out of or relating in any way to the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waives the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extend a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts in New York County, New York), and a holder of our ADSs, will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder. See “Description of American Depositary Shares” for more information.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the NYSE listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. For example, Cayman Islands does not require us to comply with the following corporate governance listing standards of the New York Stock Exchange: (i) having the majority of our board of directors composed of independent directors, (ii) having a minimum of three members in our audit committee, (iii) holding annual shareholders’ meetings, (iv) having a compensation committee composed entirely of independent directors, and (v) having a nominating and corporate governance committee composed entirely of independent directors.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We will be a “controlled company” within the meaning of the New York Stock Exchange listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We will be a “controlled company” as defined under the New York Stock Exchange listing rules because Mr. Yi Zhang, our founder, chairman of the board of directors and chief executive officer, will beneficially own more than 50% of our total voting power immediately after the completion of this offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

For U.S. federal income tax purposes, a non-U.S. corporation, such as our company, will be treated as a passive foreign investment company, or PFIC, for any taxable year, if either (1) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”); or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any future taxable year. Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and, based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission, goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online education industry in China;

•	our expectations regarding the prospects of our business model and the demand for and market acceptance of our services;

•	our ability to retain and increase our enrollment;

•	our ability to engage, train and retain new teachers;

•	competition in our industry;

•	our proposed use of proceeds from this offering;

•	relevant government policies and regulations relating to our industry;

•	general economic and business conditions globally and in China; and

•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary—Our Challenges,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also includes projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. In addition, the rapidly evolving nature of this industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$37.5 million, or approximately US$43.6 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$12.00 per ADS, which is the midpoint of the price range shown on the front page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) the net proceeds to us from this offering by US$3.4 million, assuming the number of ADSs offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We plan to use the net proceeds of this offering as follows:

•	approximately 50% for expanding and enhancing our products and services;

•	approximately 20% for improving our technology infrastructure;

•	approximately 10% for marketing and brand promotions; and

•

the balance to fund working capital and for other general corporate purposes, which may include funding working capital needs and potential strategic investments and acquisitions, although we have not identified any specific investments or acquisition opportunities at this time.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

Pending any use described above, we plan to invest the net proceeds in short-term, interest-bearing, debt instruments or demand deposits.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions and to our consolidated VIEs only through loans, subject to satisfaction of applicable government registration and approval requirements. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, or at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Relating to Foreign Exchange.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2021:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the re-designation of 194,878,011 ordinary shares beneficially owned by Mr. Yi Zhang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all of the remaining ordinary shares beneficially into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our issued and outstanding preferred shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering; and (iv) the issuance of series G preferred shares and automatic conversion of such preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect (i) the re-designation of 194,878,011 ordinary shares beneficially owned by Mr. Yi Zhang into Class B ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the re-designation of all of the remaining 185,138,231 ordinary shares into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iii) the automatic conversion of all of our issued and outstanding preferred shares, into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (iv) the issuance of series G preferred shares and automatic conversion of such preferred shares on a one-for-one basis into Class A ordinary shares immediately prior to the completion of this offering, and (v) the issuance and sale of 32,607,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$12.00 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Mezzanine equity
Series Seed convertible redeemable preferred shares (US$0.00001 par value; 40,449,195 shares authorized, issued and outstanding as of March 31, 2021)	4,348	664	—	—	—	—
Series A-1 convertible redeemable preferred shares(US$0.00001 par value; 13,748,842 shares authorized, issued and outstanding as of March 31, 2021)	72,281	11,032	—	—	—	—
Series A-2 convertible redeemable preferred shares(US$0.00001 par value; 79,703,434 shares authorized, issued and outstanding as of March 31, 2021)	418,049	63,807	—	—	—	—
Series B convertible redeemable preferred shares(US$0.00001 par value; 53,630,172 shares authorized, issued and outstanding as of March 31, 2021)	282,394	43,102	—	—	—	—

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Series C-1 convertible redeemable preferred shares(US$0.00001 par value; 98,438,068 shares authorized, issued and outstanding as of March 31, 2021)	520,728	79,479	—	—	—	—
Series C-2 convertible redeemable preferred shares(US$0.00001 par value; 15,570,878 shares authorized, issued and outstanding as of March 31, 2021)	83,044	12,675	—	—	—	—
Series C-3 convertible redeemable preferred shares(US$0.00001 par value; 5,819,616 shares authorized, issued and outstanding as of March 31, 2021)	30,729	4,690	—	—	—	—
Series D convertible redeemable preferred shares(US$0.00001 par value; 207,611,712 shares authorized, issued and outstanding as of March 31, 2021)	1,159,696	177,004	—	—	—	—
Series E convertible redeemable preferred shares(US$0.00001 par value; 243,380,841 shares authorized, issued and outstanding as of March 31, 2021)	2,211,922	337,605	—	—	—	—
Series F-1 convertible redeemable preferred shares(US$0.00001 par value; 22,969,863 shares authorized, issued and outstanding as of March 31, 2021)	190,203	29,031	—	—	—	—
Series F-2 convertible redeemable preferred shares(US$0.00001 par value; 199,277,610 shares authorized, issued and outstanding as of March 31, 2021)	2,137,277	326,212	—	—	—	—
Series G convertible redeemable preferred shares (US$0.00001 par value; nil shares authorized, issued and outstanding as of March 31, 2021)	—	—	—	—	—	—
Redeemable ordinary shares (US$0.00001 par value; 23,448,013 shares authorized, issued and outstanding as of March 31, 2021)	139,811	21,339	—	—	—	—
Total mezzanine equity	7,250,482	1,106,640	—	—	—	—
Shareholders’ Deficit:
Ordinary shares (par value of US$0.00001 per share; 4,019,399,769 shares authorized as of March 31, 2021; 330,104,617 shares issued and outstanding as of March 31, 2021, respectively)	21	3	—	—	—	—
Class A ordinary shares (US$0.00001 par value; none issued or outstanding on an actual basis, 1,165,084,737 issued and outstanding on a pro forma basis, and 1,197,691,737 issued and outstanding on a pro forma as adjusted basis)	—	—	76	12	78	12
Class B ordinary shares (US$0.00001 par value; none issued or outstanding on an actual basis, 194,878,011 issued and outstanding on a pro forma basis, and 194,878,011 issued and outstanding on a pro forma as adjusted basis)	—	—	13	2	13	2
Additional paid-in capital(2)	—	—	7,545,245	1,151,629	7,791,067	1,189,149

	As of March 31, 2021
	Actual		Pro Forma		Pro Forma As Adjusted(1)
	(in thousands)
	RMB	US$	RMB	US$	RMB	US$
Accumulated other comprehensive loss	(67,864)	(10,358)	(67,864)	(10,358)	(67,864)	(10,358)
Accumulated deficit	(7,857,901)	(1,199,350)	(7,857,901)	(1,199,350)	(7,857,901)	(1,199,350)
Total shareholders’ deficit(2)	(7,925,744)	(1,209,705)	(380,431)	(58,065)	(134,607)	(20,545)
Total mezzanine equity and shareholders’ deficit	(675,262)	(103,065)	(380,431)	(58,065)	(134,607)	(20,545)

Note:
(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital and total shareholders’ deficit following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of total shareholders’ deficit and total mezzanine equity and shareholders’ deficit by US$3.4 million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of March 31, 2021 was approximately US$(103.1) million, or US$(0.08) per ordinary share after giving effect to the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of that date and US$(0.70) per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the automatic conversion of preferred shares and additional proceeds we will receive from this offering, from the assumed initial public offering price of US$1.33 per Class A ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in pro forma net tangible book value after March 31, 2021, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$12.00 per ADS, which is the midpoint of the estimated initial public offering price range, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been US$(20.5) million, or US$(0.01) per ordinary share and US$(0.13) per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.25 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$1.34 per ordinary share and US$12.13 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share		Per ADS
Assumed initial public offering price	US$	1.33	US$	12.00
Net tangible book value after giving effect to the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021	US$	(0.08)	US$	(0.70)
Pro forma net tangible book value after giving effect to (i) the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021, and (ii) the issuance and conversion of Series G convertible redeemable preferred shares	US$	(0.04)	US$	(0.38)
Pro forma as adjusted net tangible book value after giving effect to (i) the conversion of our convertible redeemable preferred shares and redeemable ordinary shares issued and outstanding as of March 31, 2021, (ii) the issuance and conversion of Series G convertible redeemable preferred shares, and (iii) this offering	US$	(0.01)	US$	(0.13)
Amount of dilution in net tangible book value to new investors in this offering	US$	1.34	US$	12.13

A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after giving effect to both automatic conversion of preferred shares and this IPO by US$3.4 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.002 per ordinary share and US$0.02 per ADS, and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.11 per ordinary share and US$0.98 per ADS, assuming no change to the number of ADSs offered by us as set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of March 31, 2021, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of

ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share
	Number	Percent	Amount
Existing shareholders	1,359,962,748	97.66%	US$	681,156	US$	0.50
New investors	32,607,000	2.34%	US$	43,476	US$	1.33

Total	1,392,569,748	100.00%	US$	724,632

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of options outstanding or vest of restricted shares outstanding as of the date of this prospectus. As of the date of this prospectus, there are 8,618,019 outstanding options with average exercise price of RMB0.0005 to RMB0.025 per share and 26,463,613 outstanding unvested restricted shares. To the extent that any of these options are exercised or restricted shares are vested, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and most of our assets are located outside of the United States. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgement is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Tian Yuan Law Firm, our counsel as to PRC law, has advised us that there is uncertainty as to whether the courts of China would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our operations in China from June 2014 through Shenzhen Zhangmenren Education Consultation Co., Ltd., or Shenzhen Zhangmenren.

Our holding company, Global Online Education Inc., was incorporated in November 2017 under the laws of Cayman Islands, and later changed its name to Zhangmen Education Inc. in April 2021. Shortly after its incorporation, Global Online Education Inc. established as a wholly owned subsidiary in Hong Kong, Global Online Education HK Limited. Global Online Education HK Limited established two wholly-owned subsidiaries in China, Shanghai Zhangxue Education Technology Co., Ltd., or Shanghai Zhangxue, and Shanghai Zhangneng Information Technology Co., Ltd., in April 2018 and March 2019, respectively.

In November 2016 and February 2019, Shanghai Zhangda Education Technology Co., Ltd., or Shanghai Zhangda, and Shanghai Zhangshi Education and Training Co., Ltd., or Shanghai Zhangshi, were established, respectively.

Due to restrictions and prohibitions imposed by PRC laws and regulations on foreign ownership of companies that engage in the provision of value-added telecommunication services and other restricted businesses, Shanghai Zhangxue entered into a series of contractual arrangements with Shenzhen Zhangmenren, Shanghai Zhangda, and Shanghai Zhangshi, which three entities we collectively refer to as our VIEs in this prospectus, and their respectively shareholders. For more details, please see “—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE, Shanghai Zhangxue, and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our consolidated affiliated entities under U.S. GAAP., and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP.

In April 2018, we gained control over Shenzhen Zhangmenren through Shanghai Zhangxue by entering into a series of contractual arrangements with Shenzhen Zhangmenren and its shareholders. In September 2020, Shanghai Zhangxue entered into a new series of contractual arrangements with Shenzhen Zhangmenren and its shareholders to replace the previous contractual arrangements. In April 2018, we gained control over Shanghai Zhangda through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangda and its shareholders. We gained control over Shanghai Zhangshi in February 2019 through Shanghai Zhangxue by entering into a series of contractual arrangements with Shanghai Zhangshi and its shareholders.

Corporate Structure

The following diagram illustrates our corporate structure, including our significant subsidiaries, our VIEs and subsidiary of our VIE, as of the date of this prospectus:

Notes:

(1)

Shareholders of Shenzhen Zhangmenren and their respective shareholdings in Shenzhen Zhangmenren and relationship with our company are (i) Mr. Yi Zhang (62.5764%), our founder, chairman and chief executive officer; (ii) Shanghai Zhangda Education Technology Co., Ltd. (20.7022%); (ii) Mr. Teng Yu (16.7212%), our co-founder director and senior vice president; (iii) Ms. Hongxia Shao (0.0001%), our shareholder; and (iv) Ms. Xiaohong Chen (0.0001%), our shareholder.

(2)	Mr. Yi Zhang, our founder, chairman and chief executive officer is the sole shareholder of Shanghai Zhangda.
(3)	Mr. Jiajun Wu, our employee, is the sole shareholder of Shanghai Zhangshi.

Contractual Arrangements with Our VIEs and Their Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are an exempted company incorporated in the Cayman Islands. Shanghai Zhangxue Education Technology Co., Ltd. is our PRC subsidiary, which we refer to as Shanghai Zhangxue in this prospectus, and it is foreign-invested enterprise under PRC Laws. To comply with PRC laws and regulations, we conduct certain of our business in China through Shenzhen Zhangmenren, Shanghai Zhangshi and Shanghai Zhangda, our consolidated variable interest entities in China which we refer to as our VIEs in this prospectus, based on a series of contractual arrangements by and among Shanghai Zhangxue, our VIEs and their respective shareholders.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

As a result of our direct ownership in Shanghai Zhangxue and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Shanghai Zhangxue, our VIEs and their respective shareholders.

Agreements that provide us with effective control over our VIEs

Powers of Attorney. In September 2020, each of the shareholders of Shenzhen Zhangmenren granted an irrevocable power of attorney to replace the irrevocable powers of attorney previously executed in April 2018. Pursuant to the power of attorney, each of the shareholders of Shenzhen Zhangmenren irrevocably authorized Shanghai Zhangxue or its designee(s) to act on its behalf as proxy attorney, to the extent permitted by law, to exercise all rights of shareholder concerning all the equity interest held by each of the shareholders in Shenzhen Zhangmenren, including but not limited to proposing to convene or attend shareholders meetings, receiving any notice about the convening of the shareholders meeting and related procedures, signing written resolutions, voting at such meetings, nominating and appointing directors and selling, transferring, pledging or disposing of all the equity held in part or in whole, and exercising all other rights as shareholder. The power of attorney issued by each of the shareholders of Shenzhen Zhangmenren will remain in force for so long as the shareholder remains a shareholder of Shenzhen Zhangmenren.

In April 2018, the sole shareholder of Shanghai Zhangda granted an irrevocable power of attorney, which includes terms substantially similar to the powers of attorney relating to Shenzhen Zhangmenren as described above.

In May 2020, the sole shareholder of Shanghai Zhangshi granted an irrevocable power of attorney, which includes terms substantially similar to the powers of attorney relating to Shenzhen Zhangmenren as described above.

Equity Pledge Agreement. In September 2020, Shanghai Zhangxue, Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren entered into an equity pledge agreement to replace the equity pledge agreement previously executed in April 2018. Pursuant to the equity pledge agreements, each of the shareholders of Shenzhen Zhangmenren pledged all of its equity interests of Shenzhen Zhangmenren to Shanghai Zhangxue as security for performance of the obligations of Shenzhen Zhangmenren and the shareholders of Shenzhen Zhangmenren, under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney. During the term of the equity pledge agreement, Shanghai Zhangxue has the right to receive all of Shenzhen Zhangmenren’s dividends and profits distributed on the pledged equity. If any of the specified events of default occurs, Shanghai Zhangxue, as pledgee, will have the right to purchase, auction or sell all or part of the pledged equity interests in Shenzhen Zhangmenren and will have priority in receiving the proceeds from such disposal. Shanghai Zhangxue may transfer all or any of its rights and obligations under the equity pledge agreement to its designee(s) at any time. Shenzhen Zhangmenren and its shareholders undertake that, without the prior written consent of Shanghai Zhangxue, they will not transfer, or create or allow any encumbrance on the pledged equity interests. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive management services and business cooperation agreement, the exclusive option agreement and power of attorney.

In April 2018, Shanghai Zhangxue, Shanghai Zhangda and the sole shareholder of Shanghai Zhangda entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue, Shanghai Zhangshi and the sole shareholder of Shanghai Zhangshi, entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Shenzhen Zhangmenren as described above.

We have completed the registration of the equity interest pledge under the equity pledge agreement in relation to Shenzhen Zhangmenren, Shanghai Zhangda and Shanghai Zhangshi with the relevant office of the State Administration for Market Regulation in accordance with the PRC Civil Code.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Management Services and Business Cooperation Agreement. In September 2020, Shanghai Zhangxue and Shenzhen Zhangmenren entered into an exclusive management services and business cooperation agreement to replace the exclusive management services and business cooperation agreement previously executed in April 2018. Pursuant to the exclusive management services and business cooperation agreement, Shanghai Zhangxue has the exclusive right to provide or designate any third-party to provide, among other things, license of technology and software, development, maintenance and update of relevant software, design, installation and daily management, maintenance and update of computer network systems, hardware equipment and databases, development and test of new offerings, employee professional support and training services, market survey and research services, enterprise management consulting, lease of facilities and property and other business and technological support as needed to Shenzhen Zhangmenren. In exchange, Shenzhen Zhangmenren agrees to pay service fees to Shanghai Zhangxue in an amount equal to the income of Shenzhen Zhangmenren, deducting necessary costs and expenses acknowledged by Shanghai Zhangxue. Without the prior written consent of Shanghai Zhangxue, Shenzhen Zhangmenren cannot accept services provided by, or establish similar cooperation relationship with, any third-party. Shanghai Zhangxue has the exclusive ownership of all intellectual property rights created as a result of the performance of this agreement. The exclusive management services and business cooperation agreement has an indefinite term, unless otherwise terminated by Shanghai Zhangxue in its sole discretion with 30 days’ prior written notice or pursuant to the mandatory requirement under PRC laws or regulations. Under no circumstances can Shenzhen Zhangmenren terminate the exclusive management services and business cooperation agreement without the written consent of Shanghai Zhangxue.

In April 2018, Shanghai Zhangxue and Shanghai Zhangda entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue and Shanghai Zhangshi entered into an exclusive management services and business cooperation agreement, which includes terms substantially similar to the exclusive management services and business cooperation agreement relating to Shenzhen Zhangmenren as described above.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Option Agreement. In September 2020, Shanghai Zhangxue, Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren entered into an exclusive option agreement to replace the exclusive option agreement previously executed in April 2018. Under the exclusive option agreement, each of the shareholders of Shenzhen Zhangmenren has irrevocably granted Shanghai Zhangxue an exclusive call option to purchase, or designate a third-party to purchase, all or any part of his equity interests in Shenzhen Zhangmenren at a purchase price equal to the higher of (i) actual capital contribution, and (ii) the lowest price permissible by the then-applicable PRC laws and regulations. Shenzhen Zhangmenren has irrevocably granted Shanghai Zhangxue an exclusive call option to purchase, or designate a third-party to purchase, all or any part of its assets, at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations. Shenzhen Zhangmenren and each of the shareholders of Shenzhen Zhangmenren covenant that, without Shanghai Zhangxue’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in Shenzhen Zhangmenren; (ii) transfer or otherwise dispose of their equity interests in Shenzhen Zhangmenren; (iii) amend Shenzhen Zhangmenren’s articles of association or change Shenzhen Zhangmenren’s registered capital or change its equity interests structure; (iv) cause Shenzhen Zhangmenren to enter into any material contract to which Shenzhen Zhangmenren is a party, except in the ordinary course of business; (v) allow Shenzhen Zhangmenren to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business or those disclosed to and agreed by Shanghai Zhangxue; (vi) merge or consolidate Shenzhen Zhangmenren with any other entity or acquire or invest in any other entity; (vii) distribute any dividend; (viii) sell, transfer, mortgage or otherwise dispose of any of Shenzhen Zhangmenren’s assets or allow any encumbrance of any assets without the prior consent of Shanghai Zhangxue; or (ix) terminate, liquidate or dissolve Shenzhen Zhangmenren unless otherwise provided by PRC laws and regulations. The exclusive option agreement remains effective until all of the equity interests in or all of the assets of Shenzhen Zhangmenren are transferred to Shanghai Zhangxue in the manner provided in the exclusive option agreements. Under no circumstances can Shenzhen Zhangmenren or any of its shareholders unilaterally terminate the exclusive option agreement unless otherwise provided by mandatory PRC laws and regulations.

In April 2018, Shanghai Zhangxue, Shanghai Zhangda and the sole shareholder of Shanghai Zhangda entered into an exclusive option agreement, which includes terms substantially similar to the exclusive option agreement relating to Shenzhen Zhangmenren as described above.

In May 2020, Shanghai Zhangxue, Shanghai Zhangshi and the sole shareholder of Shanghai Zhangshi, entered into an exclusive option agreement, which includes terms substantially similar to the exclusive option agreement relating to Shenzhen Zhangmenren as described above.

Spousal Consent Letters. In September 2020, each spouse of the individual shareholders of Shenzhen Zhangmenren signed a spousal consent letter to replace the spousal consent letter signed in April 2018. Pursuant to the consent letters, each spouse of the individual shareholders of Shenzhen Zhangmenren unconditionally and irrevocably agreed that the equity interest in Shenzhen Zhangmenren held by and registered in the name of such shareholder be disposed of in accordance with the power of attorney, the equity pledge agreement, and the exclusive option agreement described above, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his or her spouse. Additionally, the signing spouse agreed not to assert any rights over the equity interest in Shenzhen Zhangmenren held by the shareholder. In addition, in the event that the signing spouse obtain any equity interest in Shenzhen Zhangmenren held by the shareholders for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

In April 2018, the spouse of the sole shareholder of Shanghai Zhangda signed a spousal consent letter, which includes terms substantially similar to the consent letter relating to Shenzhen Zhangmenren as described above.

In December 2020, the spouse of the sole shareholder of Shanghai Zhangshi signed a spousal consent letter, which includes terms substantially similar to the consent letter relating to Shenzhen Zhangmenren as described above.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel:

•

the ownership structures of our VIEs and Shanghai Zhangxue in China, both currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and

•

the contractual arrangements between Shanghai Zhangxue, our VIEs and their respective shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating certain of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Risk Factors—Risks Relating to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law and its Implementation Rules” and “Risk Factors—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the years ended December 31, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations for the three months ended March 31, 2020 and 2021, selected consolidated balance sheet data as of March 31, 2021 and selected consolidated cash flow data for the three months ended March 31, 2020 and 2021 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except for share amount and per share data)
Selected Consolidated Statements of Operations:
Net revenues	2,668,735	4,018,429	613,332	1,122,670	1,345,664	205,388
Cost of revenues	(1,651,204)	(2,203,966)	(336,391)	(604,402)	(748,139)	(114,188)

Gross profit	1,017,531	1,814,463	276,941	518,268	597,525	91,200
Operating expenses:
Sales and marketing expenses	(2,171,875)	(2,577,259)	(393,367)	(466,562)	(908,696)	(138,694)
Research and development expenses	(237,290)	(317,873)	(48,516)	(70,022)	(113,284)	(17,291)
General and administrative expenses	(193,732)	(207,617)	(31,689)	(41,818)	(101,159)	(15,440)

Total operating expenses	(2,602,897)	(3,102,749)	(473,572)	(578,402)	(1,123,139)	(171,425)

Loss from operations	(1,585,366)	(1,288,286)	(196,631)	(60,134)	(525,614)	(80,225)

Interest income, net	70,330	85,262	13,014	15,614	23,804	3,633
Other income, net	12,697	163,432	24,945	42,490	46,278	7,063
Fair value change of investments and derivatives	—	30,213	4,611	—	(41,801)	(6,380)

Loss before provision for income tax	(1,502,339)	(1,009,379)	(154,061)	(2,030)	(497,333)	(75,909)
Income tax expenses	(1,700)	(2,967)	(453)	(6)	—	—

Net loss	(1,504,039)	(1,012,346)	(154,514)	(2,036)	(497,333)	(75,909)

Net loss per ordinary share
Basic and diluted	(8.86)	(6.39)	(0.98)	(0.35)	(4.40)	(0.67)

Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	227,222,692	305,651,877	305,651,877	306,191,338	315,775,597	315,775,597

The following table presents our selected consolidated balance sheets data as of December 31, 2019 and 2020 and as of March 31, 2021:

	As of December 31,			As of March 31,
	2019	2020		2021
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,673,091	721,462	110,117	2,991,025	456,520
Total current assets	3,051,387	4,811,331	734,353	4,310,227	657,869
Total assets	3,336,202	5,430,335	828,831	4,987,931	761,306
Accrued payroll and other human resource expenses	777,433	991,304	151,303	1,127,678	172,117
Deferred revenue, current	1,803,488	2,498,891	381,405	2,424,198	370,005
Total current liabilities	3,273,314	4,456,054	680,127	4,391,390	670,256
Deferred revenue, non-current	753,393	1,091,117	166,537	1,088,288	166,105
Total liabilities	4,137,133	5,650,658	862,459	5,663,193	864,371

The following table presents our selected consolidated cash flow data for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash generated from (used in) operating activities	75,064	344,285	52,548	(345,319)	(490,393)	(74,850)
Net cash generated from (used in) investing activities	(1,028,586)	(2,794,229)	(426,482)	447,352	2,851,801	435,270
Net cash generated from (used in) financing activities	788,181	1,714,285	261,651	(506)	(2,438)	(372)
Net increase (decrease) in cash and cash equivalents	(139,851)	(840,842)	(128,338)	125,707	2,400,835	366,439
Cash, cash equivalents and restricted cash at beginning of the year/period	1,812,942	1,673,091	255,364	1,673,091	832,249	127,026
Cash, cash equivalents and restricted cash at end of the year/period	1,673,091	832,249	127,026	1,798,798	3,233,084	493,465

The table below sets forth a reconciliation of our net revenues to gross billings for the periods indicated. For discussions of gross billings and reconciliations of net revenues to gross billings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.”

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues	2,668,735	4,018,429	613,332	1,122,670	1,345,664	205,388
Add: VAT and surcharges	159,626	241,293	36,829	67,413	82,200	12,546
Add: ending deferred revenue	2,556,881	3,590,008	547,942	2,148,251	3,512,486	536,110
Add: ending refund liability	395,124	356,721	54,446	375,652	325,647	49,703
Less: beginning deferred revenue	1,513,164	2,556,881	390,256	2,556,881	3,590,008	547,942
Less: beginning refund liability	411,913	395,124	60,308	395,124	356,721	54,446

Gross billings (non-GAAP)	3,855,289	5,254,446	801,985	761,981	1,319,268	201,359

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading online education company in China focused on providing personalized online courses to K-12 students, according to the Frost & Sullivan Report. Our core course offerings encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects. We continually enrich our service and product offerings to address students’ evolving and diversified educational needs. We began to offer small-class K-12 after-school tutoring services in the third quarter of 2020 to drive and cater to diversified educational goals. Replicating our success in one-on-one tutoring services, our online K-12 small-class after-school tutoring services rapidly became the third largest in China in terms of gross billings in 2020, with the fastest quarter-on-quarter growth among the top 5 players in the industry in terms of gross billings in the fourth quarter of 2020, according to the Frost & Sullivan Report.

We have established a portfolio of well-recognized online education brands known for delivering exceptional learning outcomes to our students. We believe that personalized education service is the key to an effective learning experience, and as such, we strategically started our business by focusing on after-school tutoring services in one-on-one format. Leveraging our high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, we provide a personalized and results-driven learning experience to students across different regions. We have established a portfolio of well-recognized online education brands known for quality of service and effective education results.

We generate the substantial majority of our net revenues from our one-on-one tutoring services. In 2019, 2020 and the three months ended March 31, 2021, we derived 94.0%, 93.1% and 87.3%, respectively, of our net revenues from one-on-one courses. Driven by our brand equity and quality services, we have launched premium courses for our one-on-one tutoring services in January 2020, where we charge double the price of our standard courses, and our paid student enrollments for such courses have experienced rapid growth.

Our net revenues increased by 50.6% from RMB2,668.7 million in 2019 to RMB4,018.4 million (US$613.3 million) in 2020, and by 19.9% from RMB1,122.7 million for the three months ended March 31, 2020 to RMB1,345.7 million (US$205.4 million) for the same period in 2021. Our gross billings increased by 36.3% from RMB3,855.3 million in 2019 to RMB5,254.4 million (US$802.0 million) in 2020, and by 73.1% from RMB762.0 million for the three months ended March 31, 2020 to RMB1,319.3 million (US$201.4 million) for the same period in 2021. For discussions of gross billings and reconciliation of gross billings to net revenues, see “—Non-GAAP Financial Measure—Gross Billings.” We incurred a net loss of RMB1,012.3 million (US$154.5 million) in 2020, compared with a net loss of RMB1,504.0 million in 2019.

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s online education industry. We have benefited from China’s overall economic growth, significant urbanization rate, and higher per capita disposable income of households, and increased penetration of internet and mobile applications in China. At the same time, our results are subject to changes in the regulatory regime governing China’s education industry, particularly uncertainties relating to online education services. The PRC government regulates various aspects of our business and operations, including the qualification, licensing or filing requirements for entities that provide online education services and limitations on foreign investments in the online education industry. See ‘‘Risk Factors—Risks Related to Our Business and Industry—We face uncertainties with respect to the development of regulatory requirements on operating licenses and permits for our business operations in China. Failure to renew and maintain requested licenses or permits in a timely manner or obtain newly required ones due to adverse changes in regulations or policies could have a material adverse impact on our business, financial condition and results of operations.” and “—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. In addition, uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.” In addition, the COVID-19 pandemic has also broadly affected China’s education industry. For discussion of the impact of COVID-19, see “—Impact of COVID-19.”

Specific Factors Affecting Our Results of Operations

Besides the general factors affecting the education industry in China, our results of operations are affected by the following specific factors relating to our business:

Our ability to increase paid student enrollments

Our net revenues primarily consist of course fees received from our students. Our growth in net revenues was historically, and is expected in the near future to be, primarily driven by growth in our paid student enrollments for one-on-one courses. Our paid student enrollments for one-on-one courses increased by 43.2% from 380,517 in 2019 to 544,813 in 2020, and by 52.0% from 87,873 for the three months ended March 31, 2020 to 133,601 for the same period in 2021. We believe the growth in our paid student enrollments is directly affected by the quality and effectiveness of our course offerings. We are committed to providing personalized education services to our students and will continue to enhance students’ learning experience by implementing our localization strategy, developing better learning materials, and strengthening our personalization and recommendation technologies.

Our ability to increase our tuition fee levels

Our net revenues are also affected by the levels of tuition fees we charge. Our tuition fees are charged based on the number of class hours per course package for one-on-one courses. Each class hour is 40 minutes. Growth in the levels of tuition fees we charge is dependent on our increased ability to command premium pricing for our courses. We generally raise our standard tuition fees every six months for one-on-one courses. Our average course fee per class hour of our standard one-on-one courses increased by 3.6% from 2019 to 2020, and by 1.3% from the first quarter of 2020 to the first quarter of 2021. In 2019 and 2020, we had one of the highest tuition fee levels for our standard one-on-one courses among one-on-one after-school tutoring service providers in China, according to the Frost & Sullivan Report. Since January 2020, we have offered premium courses for our one-on-one tutoring services, charged at double the price of our standard courses, as a result of the quality and effectiveness of our services, our brand equity and leading market position. Our net revenues generated from our premium courses for one-on-one tutoring services as a percentage of our net revenues from one-on-one courses grew from 0.5% in the first quarter of 2020 to 4.7% in the first quarter of 2021. Our ability to charge premium pricing is affected by the quality and effectiveness of our course offerings, the overall demand for our courses, and prices and availability of competing courses. We will continue to monitor these factors in our operations. At the same time, we expect to be able to, and intend to, further increase the tuition fee levels for our one-on-one courses in the same manner and at a similar rate as our past practice. Our premium courses will continue to be charged at double the price of our standard courses.

Our ability to expand our online tutoring offerings

Leveraging our success from one-on-one tutoring services, we have achieved rapid growth in our online K-12 small-class tutoring services. Our paid student enrollments for small-class tutoring services reached 294,397 in the first quarter of 2021, representing a 222.6% growth from 91,260 in the third quarter of 2020. We intend to continue to expand our small class tutoring services through continued improvements in teaching quality, localization development, and expanding our program portfolio. We plan to launch more offline experience stores for small class after-school tutoring services in selected cities to continue to attract new student enrollments for our small-class after-school tutoring services.

Our ability to manage our costs and expenses effectively

Our gross and net margins depend on our ability to control our costs and expenses as we expand. A substantial majority of our cost of revenues consists of compensation to our teachers. We offer competitive compensation to our teachers in order to attract and retain the best teaching talents. Our ability to continually improve teachers’ utilization and productivity affects our operating efficiency. Our teacher compensation costs as a percentage of our net revenues decreased from 57.9% in 2019 to 51.8% in 2020.

Sales and marketing expenses have been the largest component of our operating expenses. Our sales and marketing expenses are primarily composed of compensation to our sales and marketing personnel and expenses relating to online traffic acquisition channels. We have substantially improved our sales and marketing efficiency as our services scaled up rapidly, resulting in a significant decrease of sales and marketing expenses as a percentage of our net revenues from 81.4% in 2019 to 64.1% in 2020. To further drive our sales and marketing effectiveness, we will continue to leverage on our brand value and recognition of the quality and effectiveness of our course offerings to achieve word-of-mouth referrals.

We offer the majority of our courses online in a live format. We plan to devote more resources in the development of our technology capabilities, including technology infrastructure and big data and AI technologies, and further develop our course modules. We will continue to optimize our course content and enhance our technologies to attract new students and improve our operating efficiency.

Impact of COVID-19

The COVID-19 pandemic has broadly affected China’s education industry. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices and schools across China. Given the strict quarantine measures put in place during this period, normal economic activity throughout China was sharply curtailed and normal in-school education was temporarily suspended. Substantially all of our revenues and our workforce are concentrated in China. Consequently, to the extent that COVID-19 exerts long-term negative impact on the Chinese economy, our results of operations and financial performance may be adversely affected. Since we lease offices in certain Chinese cities to support our online after-school tutoring service operation, research and development and daily operations, the COVID-19 outbreak caused temporary office closures and rotation arrangements from late January to late March 2020, resulting in lower work efficiency and productivity. We also incurred insignificant costs in relation to the measures we took to reduce the impact of this epidemic outbreak in 2020, including purchasing personal protective equipment, upgrading our technology system to support the growth in online courses, monitoring our employees’ health, and rotation arrangements to avoid infection transmission. These costs were immaterial to our business and results of operations. Due to the public health concerns and the need for higher efficiency from relevant governmental authorities, schools and other stakeholders in the education industry, there has been an accelerating demand for online after school tutoring services in China since the outbreak of COVID-19. During the COVID-19 lock-down period, many students were prompted to engage in online education as they study at home, and an increasing number of parents and students therefore realized the efficiency and the effectiveness of online education, which accelerated the shift to online education. According to the Frost and Sullivan report, the growth in online after-school tutoring services is expected to continue after the COVID-19 pandemic subsides, with the penetration rate of the online K-12 one-on-one after-school tutoring market expected to continue to increase from 15.5% in 2020 to 25.3% in 2025. However, COVID-19 has had, and may continue to have, a negative impact on the Chinese and world’s economy in general and our operations in particular. For more information, see “Risk Factors—Risks Relating to Our Business and Industry—We face risks related to natural and other disasters, health epidemics, and other extraordinary events, such as the COVID-19 pandemic, which could significantly disrupt our operations.” and “—A severe and prolonged global economic recession and the slowdown in the Chinese economy may adversely affect our business and results of operations.”

Since January 2020, in accordance with the Announcement on Tax Policies to Support Prevention and Control of COVID-19 issued by Ministry of Finance and SAT, and the Announcement on the Period of Implementation of Tax Policies to Support Epidemic Prevention and Control and to Ensure Supply (collectively, the “Tax Policies”), due to the COVID-19, the VAT from providing daily life services would be exempted starting on January 1, 2020 and ending on March 31, 2021. As a result, in 2020 and the three months ended March 31, 2021, we recognized RMB144.5 million (US$22.1 million) and RMB42.1 million (US$6.4 million) in other income arising from the VAT exemption according to the Tax Polices, respectively. We expect this to be a one-off VAT exemption to control the COVID-19 impact and do not expect to receive such exemption in the future. In addition, due to COVID-19, we enjoyed a temporary exemption from making social insurance contribution of RMB360.2 million (US$55.0 million) in 2020. Starting from January 1, 2021, such exemption was no longer available.

Key Components of Results of Operations

Net Revenues

In 2019, 2020 and the three months ended March 31, 2021, we derived substantially all of our net revenues from the course fees that we charge to our students for our one-on-one courses. In 2020, we also started to generate a small portion of our net revenues from delivering small-class courses to our students. Our other net revenues consist of course fees from our other tutoring programs, including our early childhood education, large-class courses and AI courses. The following table sets forth a breakdown of our total net revenues by amounts and percentages for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues:
One-on-one courses	2,507,556	94.0	3,739,564	570,769	93.1	1,071,585	95.4	1,174,757	179,303	87.3
Small-class courses	—	—	62,714	9,572	1.6	—	—	105,328	16,076	7.8
Others	161,179	6.0	216,151	32,991	5.3	51,085	4.6	65,579	10,009	4.9

Total	2,668,735	100.0	4,018,429	613,332	100.0	1,122,670	100.0	1,345,664	205,388	100.0

We generally collect tuition fees in advance, which we initially record as deferred revenues. We recognize revenues generated from our courses proportionally as the classes are delivered.

Cost of revenues

Our cost of revenues primarily consists of teacher compensation costs and others. We expect our cost of revenues to increase in absolute amounts in the foreseeable future as we serve more students and offer more courses.

The following table sets forth the components of our cost of revenues by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues:
Teacher compensation costs	1,544,840	57.9	2,081,220	317,656	51.8	578,315	51.5	704,324	107,501	52.3
Others	106,364	4.0	122,746	18,735	3.0	26,087	2.3	43,815	6,687	3.3

Total	1,651,204	61.9	2,203,966	336,391	54.8	604,402	53.8	748,139	114,188	55.6

Teacher compensation costs. Our teacher compensation costs primarily include base salaries and additional compensation calculated based on hourly rates and the total number of class hours in connection with the courses delivered by our teachers.

Others. Our other cost of revenues primarily include costs of teaching materials, course content development costs, and bandwidth costs.

Operating expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses, and general and administrative expenses. The following table sets forth the components of our operating expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(2,171,875)	(81.4)	(2,577,259)	(393,367)	(64.1)	(466,562)	(41.6)	(908,696)	(138,694)	(67.5)
Research and development expenses	(237,290)	(8.9)	(317,873)	(48,516)	(7.9)	(70,022)	(6.2)	(113,284)	(17,291)	(8.5)
General and administrative expenses	(193,732)	(7.3)	(207,617)	(31,689)	(5.2)	(41,818)	(3.7)	(101,159)	(15,440)	(7.5)

Total	(2,602,897)	(97.6)	(3,102,749)	(473,572)	(77.2)	(578,402)	(51.5)	(1,123,139)	(171,425)	(83.5)

Sales and marketing expenses. Our sales and marketing expenses primarily consist of (1) salaries and welfare for sales and marketing personnel and teachers’ compensation for trial courses, (2) channel and branding expenses, including expenses relating to our online traffic acquisition channels and marketing and branding activities, and (3) other expenses associated with our sales and marketing activities, including rental expenses. We expect our sales and marketing expenses to increase in absolute amounts in the foreseeable future as we seek to further promote our service offerings, such as our small-class course offerings.

The following table sets forth the components of our sales and marketing expenses by amounts and percentages of our net revenues for the periods presented:

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales and marketing expenses:
Salaries and welfare	1,060,521	39.7	1,205,116	183,937	30.0	224,625	20.0	491,678	75,045	36.5
Channel and branding expenses	882,300	33.1	1,067,263	162,896	26.6	164,729	14.7	316,068	48,241	23.5
Other expenses	229,054	8.6	304,880	46,534	7.5	77,208	6.9	100,950	15,408	7.5

Total	2,171,875	81.4	2,577,259	393,367	64.1	466,562	41.6	908,696	138,694	67.5

Research and development expenses. Our research and development expenses consist primarily of (1) salaries and welfare for technology and educational product development personnel, and (2) general expenses and depreciation expenses associated with our research and development activities. We expect our research and development expenses to increase in absolute amounts in the foreseeable future as we continue to invest in product development and technology development.

General and administrative expenses. Our general and administrative expenses consist primarily of (1) salaries and welfare for our administrative personnel, (2) professional service fees, and (3) other general and administrative expenses, including rental, amortization and depreciation expenses. We expect our general and administrative expenses to increase in absolute amounts in the future as our business grows and as we incur increased costs related to complying with our reporting obligations as a public company under U.S. securities laws.

Taxation

Cayman Islands

We are incorporated in Cayman Islands. Under the current laws of Cayman Islands, we are not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as we had no taxable income for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2021.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, our subsidiary, Global Online Education HK Limited., which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Generally, our PRC subsidiaries, VIEs and VIEs’ subsidiaries are subject to enterprise income tax on their taxable income in China at a statutory rate of 25%. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Shanghai Zhangxue, our WFOE, qualified as a High and New Technology Enterprise, or HNTE, in 2020, which reduced its enterprise income tax rate to 15%. Its current HNTE status is set to expire in 2023.

Our subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25%. Zhangxue obtained High and New Technology Enterprise status from 2020 and accordingly was entitled to the 15% preferential tax rate if certain conditions were met. Certain of our entities are qualified as small low-profit enterprises. In accordance with Cai Shui [2019] No.13, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China— If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,					For the Three Months Ended March 31,
	2019		2020			2020		2021
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	2,668,735	100.0	4,018,429	613,332	100.0	1,122,670	100.0	1,345,664	205,388	100.0
Cost of revenues	(1,651,204)	(61.9)	(2,203,966)	(336,391)	(54.8)	(604,402)	(53.8)	(748,139)	(114,188)	(55.6)

Gross profit	1,017,531	38.1	1,814,463	276,941	45.2	518,268	46.2	597,525	91,200	44.4
Operating expenses:
Sales and marketing expenses	(2,171,875)	(81.4)	(2,577,259)	(393,367)	(64.1)	(466,562)	(41.6)	(908,696)	(138,694)	(67.5)
Research and development expenses	(237,290)	(8.9)	(317,873)	(48,516)	(7.9)	(70,022)	(6.2)	(113,284)	(17,291)	(8.5)
General and administrative expenses	(193,732)	(7.3)	(207,617)	(31,689)	(5.2)	(41,818)	(3.7)	(101,159)	(15,440)	(7.5)

Total operating expenses	(2,602,897)	(97.6)	(3,102,749)	(473,572)	(77.2)	(578,402)	(51.5)	(1,123,139)	(171,425)	(83.5)

Loss from operations	(1,585,366)	(59.5)	(1,288,286)	(196,631)	(32.0)	(60,134)	(5.3)	(525,614)	(80,225)	(39.1)

Interest income, net	70,330	2.6	85,262	13,014	2.1	15,614	1.4	23,804	3,633	1.8
Other income, net	12,697	0.5	163,432	24,945	4.1	42,490	3.8	46,278	7,063	3.4
Fair value change of investments and derivatives	—	0.0	30,213	4,611	0.8	—	—	(41,801)	(6,380)	(3.1)
Loss before provision for income tax	(1,502,339)	(56.4)	(1,009,379)	(154,061)	(25.0)	(2,030)	(0.1)	(497,333)	(75,909)	(37.0)
Income tax expenses	(1,700)	(0.1)	(2,967)	(453)	(0.1)	(6)	(0.0)	—	—	—

Three months ended March 31, 2021 compared to three months ended March 31, 2020

Net revenues

Our net revenues increased from RMB1,122.7 million for the three months ended March 31, 2020 to RMB1,345.7 million (US$205.4 million) for the three months ended March 31, 2021. The increase was across all revenue streams, consisting of revenues from one-on-one courses, small class and others.

•

One-on-one courses. Net revenues from our one-on-one courses increased from RMB1,071.6 million for the three months ended March 31, 2020 to RMB1,174.8 million (US$179.3 million) for the three months ended March 31, 2021. This increase was primarily driven by the increase in paid student enrollments and higher level of tuition fees. Our paid student enrollments for one-on-one courses increased by 52.0% from 87,873 for the three months ended March 31, 2020 to 133,601 for the three months ended March 31, 2021. From the first quarter of 2020 to the first quarter of 2021, our average course fee per class hour of our standard one-on-one courses increased by approximately 1.3%. We launched our premium courses for one-on-one tutoring services, charged at double the price of our standard courses, in January 2020. Our net revenues generated from our premium courses for one-on-one tutoring services as a percentage of our net revenues from one-on-one courses grew from 0.5% in the first quarter of 2020 to 4.7% in the first quarter of 2021.

•

Small-class courses. We launched our small-class tutoring services in the third quarter of 2020 and generated RMB105.3 million (US$16.1 million) in net revenues from small class courses for the three months ended March 31, 2021. We have achieved rapid growth in our small-class tutoring services since its launch. Our paid student enrollments for small-class tutoring services reached 294,397 in the first quarter of 2021, representing an increase of 222.6% from 91,260 in the third quarter of 2020. We plan to further expand our small-class tutoring services in the near future.

•	Others. Net revenues from others increased from RMB51.1 million for the three months ended March 31, 2020 to RMB65.6 million (US$10.0 million) for the three months ended March 31, 2021.

Cost of revenues

Our cost of revenues increased from RMB604.4 million for the three months ended March 31, 2020 to RMB748.1 million (US$114.2 million) for the three months ended March 31, 2021. This increase was primarily due to (1) the increase in teacher compensation costs from RMB578.3 million for the three months ended March 31, 2020 to RMB704.3 million (US$107.5 million) for the three months ended March 31, 2021, which was primarily due to the increase in base salaries from RMB194.3 million for the three months ended March 31, 2020 to RMB244.2 million (US$37.3 million) for the three months ended March 31, 2021, and the increase in social insurance contribution from RMB49.6 million for the three months ended March 31, 2020 to RMB116.1 million (US$17.7 million) for the three months ended March 31, 2021, which was primarily due to the termination of the temporary exemption from making social insurance contribution due to the COVID-19 pandemic, and (2) the increase of other costs, including the increase in our technology service fees from RMB13.2 million for the three months ended March 31, 2020 to RMB17.6 million (US$2.7 million) for the three months ended March 31, 2021, and the increase in teaching materials from RMB2.6 million for the three months ended March 31, 2020 to RMB9.6 million (US$1.5 million) for the three months ended March 31, 2021.

Gross profit

As a result of the foregoing, our gross profit increased from RMB518.3 million for the three months ended March 31, 2020 to RMB597.5 million (US$91.2 million) for the three months ended March 31, 2021.

Operating expenses

Our total operating expenses increased from RMB578.4 million for the three months ended March 31, 2020 to RMB1,123.1 million (US$171.4 million) for the three months ended March 31, 2021.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB466.6 million for the three months ended March 31, 2020 to RMB908.7 million (US$138.7 million) for the three months ended March 31, 2021. This increase was mainly driven by (1) the increase in salaries and welfare for our sales and marketing personnel, student service staff and teachers’ compensation for trial courses from RMB224.6 million for the three months ended March 31, 2020 to RMB491.7 million (US$75.0 million) for the three months ended March 31, 2021, which was mainly due to the increase in the number of sales and marketing staff (including those supplied by third-party service providers) from 8,335 for the three months ended March 31, 2020 to 17,351 for the three months ended March 31, 2021, and the increase in social insurance contribution from RMB26.9 million for the three months ended March 31, 2020 to RMB69.3 million (US$10.6 million) for the three months ended March 31, 2021, which was primarily due to the termination of the temporary exemption from making social insurance contribution due to the COVID-19 pandemic, (2) the increase in channel and branding expenses from RMB164.7 million for the three months ended March 31, 2020 to RMB316.1 million (US$48.2 million) for the three months ended March 31, 2021, and (3) the increase in other sales and marketing expenses, including rental expenses for our office and offline experience stores from RMB25.5 million for the three months ended March 31, 2020 to RMB36.7 million (US$5.6 million) for the three months ended March 31, 2021.

Research and development expenses. Our research and development expenses increased from RMB70.0 million for the three months ended March 31, 2020 to RMB113.3 million (US$17.3 million) for the three months ended March 31, 2021, which was primarily due to the increase in salaries and welfare expenses of our research and development personnel from RMB65.7 million for the three months ended March 31, 2020 to RMB109.2 million (US$16.7 million) for the three months ended March 31, 2021, as our technology and product development personnel increased from 788 for the three months ended March 31, 2020 to 973 for the three months ended March 31, 2021 to develop new course offerings, such as Xiaoli (formerly known as Zhangmen AI), and to upgrade our existing technology infrastructure.

General and administrative expenses. Our general and administrative expenses increased from RMB41.8 million for the three months ended March 31, 2020 to RMB101.2 million (US$15.4 million) for the three months ended March 31, 2021, which was primarily attributable to (1) the increase in salaries and welfare to our general and administrative personnel from RMB20.5 million for the three months ended March 31, 2020 to RMB49.8 million (US$7.6 million) for the three months ended March 31, 2021 which was primarily due to increase of general and administrative personnel from 939 for the three months ended March 31, 2020 to 2,278 for the three months ended March 31, 2021 as well as the termination of the temporary exemption from making social insurance contribution due to the COVID-19 pandemic, and (2) the increase in share-based compensation expenses from RMB1.0 million for the three months ended March 31, 2020 to RMB21.7 million (US$3.3 million) for the three months ended March 31, 2021. The increases were partially offset by the decrease in rental expenses for office space from RMB5.2 million for the three months ended March 31, 2020 to RMB4.2 million (US$0.6 million) for the three months ended March 31, 2021.

Loss from operations

Our loss from operations increased from RMB60.1 million for the three months ended March 31, 2020 to RMB525.6 million (US$80.2 million) for the three months ended March 31, 2021, due to the factors above.

Other income, net

Our other income increased from RMB42.5 million for the three months ended March 31, 2020 to RMB46.3 million (US$7.1 million) for the three months ended March 31, 2021.

Fair value change of investments and derivatives

Our fair value change of investments and derivatives was RMB41.8 million (US$6.4 million) for the three months ended March 31, 2021, compared to nil for the three months ended March 31, 2020, due to the structured products and derivative instruments we purchased from financial institutions starting from the second quarter in 2020.

Net loss

As a result of the foregoing, we incurred net loss of RMB497.3 million (US$75.9 million) for the three months ended March 31, 2021, compared with RMB2.0 million for the three months ended March 31, 2020.

Year ended December 31, 2020 compared to year ended December 31, 2019

Net revenues

Our net revenues increased from RMB2,668.7 million in 2019 to RMB4,018.4 million (US$613.3 million) in 2020. The increase was across all revenue streams, consisting of revenues from one-on-one courses, small class and others.

•

One-on-one courses. Net revenues from our one-on-one courses increased from RMB2,507.6 million in 2019 to RMB3,739.6 million (US$570.8 million) in 2020. This increase was primarily driven by the increase in paid student enrollments and higher level of tuition fees. Our paid student enrollments for one-on-one courses increased by 43.2% from 380,517 in 2019 to 544,813 in 2020. Between 2019 and 2020, our average course fee per class hour of our standard one-on-one courses increased by approximately 3.9%. Furthermore, driven by our brand equity and quality services, in January 2020, we launched our premium courses for one-on-one tutoring services, charged at double the price of our standard courses. Our net revenues generated from our premium courses for one-on-one tutoring services as a percentage of our net revenues from one-on-one courses grew from 0.5% in the first quarter of 2020 to 3.5% in the fourth quarter of 2020.

•

Small-class courses. We launched our small-class tutoring services in the third quarter of 2020 and generated RMB62.7 million (US$9.6 million) in net revenues from small class courses in 2020. We have achieved rapid growth in our small-class tutoring services since its launch. Our paid student enrollments for small-class tutoring services reached 292,802 in the fourth quarter of 2020, representing an increase of 220.8% from 91,260 in the third quarter of 2020.

•	Others. Net revenues from others increased from RMB161.2 million in 2019 to RMB216.2 million (US$33.0 million) in 2020.

Cost of revenues

Our cost of revenues increased from RMB1,651.2 million in 2019 to RMB2,204.0 million (US$336.4 million) in 2020. This increase was primarily due to (1) the increase in teacher compensation costs from RMB1,544.8 million in 2019 to RMB2,081.2 million (US$317.7 million) in 2020, which was mainly due to the increase in base salaries from RMB570.5 million in 2019 to RMB773.5 million (US$118.1 million) in 2020, and the increase in the compensation calculated based on hourly rates and the total number of class hours delivered by our teachers from RMB600.7 million in 2019 to RMB964.2 million (US$147.2 million) in 2020, primarily as a result of the increase in the number of class hours delivered by our teachers, (2) the increase of other costs, including the increase in our technology service fees from RMB46.2 million in 2019 to RMB52.6 million (US$8.0 million) in 2020, partially offset by the temporary social insurance contribution exemption of RMB211.2 million (US$32.2 million) we enjoyed in 2020 due to the COVID-19 pandemic. The decrease in our teacher compensation cost as a percentage of our net revenues from 57.9% in 2019 to 51.8% in 2020 was mainly due to our ability to increase our teachers’ productivity and utilization efficiency.

Gross profit

As a result of the foregoing, our gross profit increased from RMB1,017.5 million in 2019 to RMB1,814.5 million (US$276.9 million) in 2020.

Operating expenses

Our total operating expenses increased from RMB2,602.9 million in 2019 to RMB3,102.7 million (US$473.6 million) in 2020.

Sales and marketing expenses. Our sales and marketing expenses increased from RMB2,171.9 million in 2019 to RMB2,577.3 million (US$393.4 million) in 2020. This increase was mainly driven by (1) the increase in channel and branding expenses from RMB882.3 million in 2019 to RMB1,067.2 million (US$162.9 million) in 2020 as we increased our marketing related spending to acquire new students, (2) the increase in salaries and welfare for our sales and marketing personnel, student service staff and teachers’ compensation for trial courses from RMB1,060.5 million in 2019 to RMB1,205.1 million (US$183.9 million) in 2020 due to the increase in the number of sales and marketing staff (including those supplied by third-party service providers) from 7,479 in 2019 to 18,438 in 2020, and (3) increase in other sales and marketing expenses, including rental expenses for our office and offline experience stores from RMB101.2 million in 2019 to RMB117.6 million (US$17.9 million) in 2020, partially offset by the temporary social insurance contribution exemption of RMB113.3 million (US$17.3 million) we enjoyed in 2020 due to the COVID-19 pandemic.

Research and development expenses. Our research and development expenses increased from RMB237.3 million in 2019 to RMB317.9 million (US$48.5 million) in 2020, which was primarily due to the increase in salaries and welfare expenses of our research and development personnel from RMB224.6 million in 2019 to RMB302.2 million (US$46.1 million) in 2020, as our technology and product development personnel increased from 789 in 2019 to 1,029 in 2020 to develop new course offerings, such as Xiaoli (formerly known as Zhangmen AI), and to upgrade our existing course offerings and technology infrastructure.

General and administrative expenses. Our general and administrative expenses increase from RMB193.7 million in 2019 to RMB207.6 million (US$31.7 million) in 2020, which was primarily attributable to (1) the increase in salaries and welfare to our general and administrative personnel from RMB79.6 million in 2019 to RMB90.9 million (US$13.9 million) in 2020. (2) the increase in rental expenses for office space from RMB14.9 million in 2019 to RMB19.1 million (US$2.9 million) in 2020 as we expanded our office space in existing cities and entered into new cities. The increases were partially offset by the decrease in professional service fees from RMB44.2 million in 2019 to RMB38.6 million (US$5.9 million) in 2020.

Loss from operations

Our loss from operations decreased from RMB1,585.4 million in 2019 to RMB1,288.3 million (US$196.6 million) in 2020, due to the factors above.

Other income, net

Our other income increased from RMB12.7 million in 2019 to RMB163.4 million (US$24.9 million) in 2020, primarily due to RMB144.5 million (US$22.1 million) we recognized arising from VAT exemption according to the Tax Policies. We expect this to be a one-off VAT exemption in 2020 to control the COVID-19 impact and do not expect to receive such exemption in the future.

Net loss

As a result of the foregoing, we incurred net loss of RMB1,012.3 million (US$154.5 million) in 2020, compared with RMB1,504.0 million in 2019.

Selected Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the nine quarters from January 1, 2019 to March 31, 2021. You should read the following table in conjunction with our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus. We have prepared this unaudited condensed consolidated quarterly financial data on the same basis as we have prepared our audited consolidated financial statements. The unaudited condensed consolidated financial data include all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented.

	Three Months Ended
	Mar 31, 2019	Jun 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	Jun 30, 2020	Sep 30, 2020	Dec 31, 2020	Mar 31, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Net revenues	514,420	599,789	787,244	767,282	1,122,670	931,527	1,018,261	945,971	1,345,664
Cost of revenues	(328,670)	(372,423)	(493,502)	(456,609)	(604,402)	(506,083)	(563,798)	(529,683)	(748,139)

Gross profit	185,750	227,366	293,742	310,673	518,268	425,444	454,463	416,288	597,525

Operating expenses:
Sales and marketing expenses	(392,449)	(583,104)	(650,048)	(546,274)	(466,562)	(546,546)	(621,634)	(942,517)	(908,696)
Research and development expenses	(44,776)	(57,212)	(66,295)	(69,007)	(70,022)	(75,446)	(83,051)	(89,354)	(113,284)
General and administrative expenses	(39,270)	(39,281)	(50,706)	(64,475)	(41,818)	(41,876)	(49,532)	(74,391)	(101,159)

Total operating expenses	(476,495)	(679,597)	(767,049)	(679,756)	(578,402)	(663,868)	(754,217)	(1,106,262)	(1,123,139)

Loss from operations	(290,745)	(452,231)	(473,307)	(369,083)	(60,134)	(238,424)	(299,754)	(689,974)	(525,614)

Interest income, net	14,600	17,992	17,638	20,100	15,614	18,757	21,767	29,124	23,804
Other income, net	107	1,926	3,188	7,476	42,490	46,083	40,020	34,839	46,278
Fair value change of investments and derivatives	—	—	—	—	—	286	2,024	27,903	(41,801)

Loss before provision for income tax	(276,038)	(432,313)	(452,481)	(341,507)	(2,030)	(173,298)	(235,943)	(598,108)	(497,333)

Income tax expenses	(304)	(476)	(504)	(416)	(6)	(504)	(686)	(1,771)	—

Net loss	(276,342)	(432,789)	(452,985)	(341,923)	(2,036)	(173,802)	(236,629)	(599,879)	(497,333)

Deemed dividend	—	—	—	—	—	—	(101,795)	—	—
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(129,024)	(149,115)	(122,423)	(107,568)	(105,519)	(117,259)	(394,032)	(221,046)	(890,700)

Net loss available to ordinary shareholders of Zhangmen Education Inc.	(405,366)	(581,904)	(575,408)	(449,491)	(107,555)	(291,061)	(732,456)	(820,925)	(1,369,865)

Our net revenues generally continued to increase during the nine quarters from January 1, 2019 to March 31, 2021, primarily driven by the increased revenues from our one-on-one courses, which in turn was due to the increase in paid-students enrollments, our ability to charge higher tuition fees and our enhanced brand name. We generated higher net revenues from our one-on-one courses in the third quarter in 2019 and 2020, mainly due to the seasonality in paid-student enrollments in our courses. Historically, we tend to have larger paid-student enrollments in the third quarter when the students could spend more time in after-school tutoring over the summer break. In addition, the net revenues also increased significantly in the first quarter in 2020, because many students switched to online tutoring due to the temporary closure of schools across China as a result of COVID-19 pandemic. As a result, our net loss in the first quarter of 2020 was much lower compared with the other quarters. In addition, we enjoyed a temporary exemption from making social insurance contribution of RMB360.2 million (US$55.0 million) in 2020. Starting from January 1, 2021, such exemption was no longer available.

During the quarters presented, we also experienced generally continued increases in cost of revenues and operating expenses, which were generally in line with our net revenue growth during the same periods. Our sales and marketing expenses increased significantly in the fourth quarter in 2020 and the first quarter in 2021, primarily because we began to strategically increase our spending on online traffic acquisition channels in order to promote our small-class courses. As a result, we experienced a significant increase in net loss in the fourth quarter of 2020. We expect such increase in sales and marketing expenses to drive our student enrollments for the remaining quarters of 2021.

Non-GAAP Financial Measure

Gross billings

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of cash received for the sale of courses and course packages in such period, net of the total amount of refunds in such period. We generally bill our students at the time of sale of our courses and course packages and recognize revenue proportionally. We consider gross billings to be a valuable measure for monitoring the sales of our courses and course packages and the business performance of our business.

This non-GAAP financial measure should not be considered in isolation from, or as a substitute for, its most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP measure has been provided in the financial statement tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure. The table below sets forth a reconciliation of our net revenues to gross billings for the periods indicated:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues	2,668,735	4,018,429	613,332	1,122,670	1,345,664	205,388
Add: VAT and surcharges	159,626	241,293	36,829	67,413	82,200	12,546
Add: ending deferred revenue	2,556,881	3,590,008	547,942	2,148,251	3,512,486	536,110
Add: ending refund liability	395,124	356,721	54,446	375,652	325,647	49,703
Less: beginning deferred revenue	1,513,164	2,556,881	390,256	2,556,881	3,590,008	547,942
Less: beginning refund liability	411,913	395,124	60,308	395,124	356,721	54,446

Gross billings (non-GAAP)	3,855,289	5,254,446	801,985	761,981	1,319,268	201,359

Seasonality

Our results of operations are subject to seasonal fluctuations in market conditions. We generally generate higher gross billings in the second and fourth quarters in a given year because of the increased paid student enrollments for the spring and fall semesters. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth but seasonality may increase in the future. Due to our limited operating history, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See also “Risk Factors—Risks Related to Our Business—Our results of operations are subject to seasonal fluctuations.”

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2019	2020		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash generated from (used in) operating activities	75,064	344,285	52,548	(345,319)	(490,393)	(74,850)
Net cash generated from (used in) investing activities	(1,028,586)	(2,794,229)	(426,482)	447,352	2,851,801	435,270
Net cash generated from (used in) financing activities	788,181	1,714,285	261,651	(506)	(2,438)	(372)
Net increase (decrease) in cash and cash equivalents	(139,851)	(840,842)	(128,338)	125,707	2,400,835	366,439
Cash, cash equivalents and restricted cash at beginning of the year/period	1,812,942	1,673,091	255,364	1,673,091	832,249	127,026
Cash, cash equivalents and restricted cash at end of the year/period	1,673,091	832,249	127,026	1,798,798	3,233,084	493,465

To date, we have financed our operating and investing activities primarily through cash from historical equity financing activities. As of December 31, 2019 and 2020 and March 31, 2021, our cash, cash equivalents and restricted cash were RMB1,673.1 million, RMB832.2 million (US$127.0 million) and RMB3,233.1 million (US$493.5 million), respectively. Our cash and cash equivalents primarily consist of cash on hand, cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. As of December 31, 2019 and 2020 and March 31, 2021, our short-term investments were RMB1,227.9 million, RMB3,717.9 million (US$567.5 million) and RMB820.0 million (US$125.2 million), respectively. Short-term investments generally consist of financial products purchased from financial institutions with original maturities of over three months and less than one year.

We believe that our current cash and cash equivalents and short-term investments, as well as the expected cash provided by this offering will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for the next twelve months. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

As of March 31, 2021, 15.2%, 39.4% and 45.4% of our cash and cash equivalents were held in China, Hong Kong, and the Cayman Islands, respectively, of which 15.3% were denominated in Renminbi, 45.8% were denominated in U.S. dollar and 38.9% were denominated in Eurodollar. As of March 31, 2021, 100% of our short-term investments were held in China and denominated in Renminbi. As of March 31, 2021, 14.5% of cash and cash equivalents and 87.8% of our short-term investments were held by our VIEs and their subsidiaries.

The COVID-19 pandemic did not result in any material impairments, allowances, charges or changes in accounting judgments on our balance sheet in 2020. In addition, the COVID-19 pandemic did not result in any change to the terms and conditions of our existing obligations, nor did it have any material negative effect on our ability to timely service them.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Corporate History and Structure—

Contractual Arrangements with Our VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and/or certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval, filings or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from this offering to make loans or capital contributions to our PRC subsidiaries. We expect to invest substantially all of the proceeds from this offering in our PRC operations for general corporate purposes within the business scopes of our PRC subsidiaries and our VIEs. See “Risk Factors— Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries and our VIEs in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash used in operating activities for the three months ended March 31, 2021 was RMB490.4 million (US$74.9 million). The difference between net cash used in operating activities and net loss of RMB497.3 million (US$75.9 million) in the same period was due to adjustments for non-cash items that primarily include fair value change of derivative instruments of RMB36.1 million (US$5.5 million), fair value change of investments of RMB5.7 million (US$0.9 million), depreciation of property and equipment of RMB9.0 million (US$1.4 million), share based compensation of RMB24.1 million (US$3.7 million), a decrease in working capital that mainly resulted from a decrease in deferred revenue of RMB77.5 million (US$11.8 million) due to seasonal fluctuation of student enrollments, a decrease of RMB87.2 million (US$13.3 million) in other current liabilities attributable to decrease in accrued marketing and promotion service fees, partially offset by an increase of RMB136.4 million (US$20.8 million) in accrued payroll and other human resource expenses, primarily due to the increase in the number of sales and marketing, technology and product development, and general and administrative staff and the termination of the temporary exemption from making social insurance contribution due to the COVID-19 pandemic.

Net cash generated from operating activities in 2020 was RMB344.3 million (US$52.5 million). The difference between net cash provided by operating activities and net loss of RMB1,012.3 million (US$154.5 million) in the same period was due to adjustments for non-cash items that primarily include depreciation of property and equipment of RMB29.0 million (US$4.4 million), and share-based compensation of RMB20.5 million (US$3.1 million), partially offset by the fair value change of derivative instruments of RMB22.4 million (US$3.4 million), fair value change of investments of RMB7.8 million (US$1.2 million), and an increase in working capital mainly resulted from an increase of RMB1,033.1 million (US$157.7 million) in deferred revenue due to our rapid business expansion that resulted in greater cash receipts received in advance of providing courses to students, an increase of RMB213.9 million (US$32.6 million) due to accrued payroll and human resource expenses, and an increase of RMB207.6 million (US$31.7 million) in other current liabilities attributable to increase in accrued marketing and promotion service fees, partially offset by an increase of RMB67.4 million (US$10.3 million) in prepaid expenses and other current assets due to the increase in receivables from third party payment platforms.

Net cash generated from operating activities in 2019 was RMB75.1 million. The difference between net cash provided by operating activities and net loss of RMB1,504.0 million in the same period was due to adjustments for non-cash items that primarily include depreciation of property and equipment of RMB24.7 million, and share-based compensation of RMB7.4 million, and an increase in working capital mainly resulted from an increase of RMB1,043.7 million in deferred revenue and an increase in accrued payroll and other human resource expenses of RMB410.0 million due to our rapid business expansion, and an increase of RMB60.1 million in other current liabilities attributable to increase in accrued marketing and promotion service fees.

Investing activities

Net cash generated from investing activities for the three months ended March 31, 2021 was RMB2,851.8 million (US$435.3 million), primarily due to RMB6,918.9 million (US$1,056.0 million) in proceeds from maturity of short investments, partially offset by RMB4,050.4 million (US$618.2 million) used in purchase of short-term investments and RMB16.7 million (US$2.6 million) used in purchase of property and equipment.

Net cash used in investing activities in 2020 was RMB2,794.2 million (US$426.5 million), primarily due to RMB3,748.8 million (US$572.2 million) used in purchase of short-term investments and RMB250.0 million (US$38.2 million) used in purchase of long-term investments, partially offset by RMB1,227.9 million (US$187.4 million) in proceeds from maturity of short-investments.

Net cash used in investing activities in 2019 was RMB1,028.6 million, primarily due to RMB1,227.9 million used in purchase of short-term investments, partially offset by RMB230.0 million proceeds from maturity of short-term investments.

Financing activities

Net cash used in financing activities for the three months ended March 31, 2021 was RMB2.4 million (US$0.4 million).

Net cash generated from financing activities in 2020 was RMB1,714.3 million (US$261.7 million), primarily attributable to RMB1,716.3 million (US$262.0 million) in proceeds from the issuance of our Series F-2 convertible redeemable preferred shares.

Net cash generated from financing activities in 2019 was RMB788.2 million, primarily attributable to RMB789.3 million in net proceeds from the issuance of our Series E convertible redeemable preferred shares.

Capital expenditures

Our capital expenditures are primarily related to leasehold improvements. Our capital expenditures were RMB30.7 million, RMB23.3 million (US$3.6 million) and RMB16.7 million (US$2.6 million) in 2019, 2020 and the three months ended March 31, 2021, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Years ending December 31,
	Total	2021	2022	2023	2024	2025 and thereafter
		(RMB in millions)
Operating lease commitments(1)	324.7	144.7	94.0	63.0	14.5	8.5

Note:

(1)	Represents minimum payments under non-cancelable operating leases related to offices.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2020.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in product development services with us.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make judgments, estimates and assumptions. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and various assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This standard replaces existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. We have adopted the new standard for all periods.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We follow the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation. Our revenue is reported net of discount, value added tax and related surcharges.

We generate revenues primarily from online after-school tutoring services delivered in one-on-one live interactive format through our flagship Zhangmen One-on-One program. We began to offer small scale online tutoring courses since 2020 under Zhangmen Small Class. The online tutoring services for Zhangmen One-on-One and Zhangmen Small Class consist of several components, including teacher assignment, learning plan scheduling and live interactive tutoring service during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, we have determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services will vary based on different type of course package.

We also generate revenue from online tutoring courses delivered under Zhangmen Kids program, which is reported as other revenue. Other revenue also includes tutoring services provided in large class and AI courses, which are not material for the years ended December 31, 2019, and 2020 and the three months ended March 31, 2021, respectively.

Tutoring fees are collected in advance. We determine that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund after deducting certain service fees if the new students withdraw before the start of the fourth class or the existing students withdraw before any consumption. We also offer refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes. In 2020, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated that year before deducting the refund amounts) of Zhangmen One-on-One was approximately 11%.

We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as we conclude that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

We operate a customer incentive program and grant points to customers mainly upon successful referral of a new student. The points can be redeemed for cash once certain conditions are met or exchange for free courses and gifts. We recognized the cost associated with the program as selling and marketing expenses, which were not material for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021, respectively.

We refer students to obtain student loans from third party financial institutions whereas we may provide guarantee on the repayment of loans, and in certain cases a tuition discount equivalent to the loan interests. The discount was recorded as a deduction of revenue.

Consolidation of Variable Interest Entity

PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant PRC laws and regulations, we operate substantially all of its business through its VIEs.

Our wholly-owned PRC subsidiaries hold the power to direct the activities of our VIEs and their subsidiaries that most significantly affect our economic performance and bear the economic risks and receive the economic benefits of our VIEs and their subsidiaries through a series of contractual agreements with VIEs and/or their nominee shareholders, including:

•	Exclusive Management Services and Business Cooperation Agreement

•	Exclusive Call Option Agreement

•	Powers of Attorney

•	Equity Pledge Agreement

•	Spousal Consent Letters

Based on the advice of our PRC legal counsel, we believe above-mentioned contractual agreements are currently legally enforceable under PRC law and regulations.

As a result of these contractual arrangements, we believe we are entitled to direct the activities that most significantly affect the economic performance of VIEs, and receive the economic benefits of VIEs. In making the conclusion that we are the primary beneficiary of VIEs, we believe our rights under the exclusive call option agreements and powers of attorney have reinforced our abilities to direct the activities most significantly impacting VIEs’ economic performance. We also believe that this ability to exercise control ensures that VIEs would continue to execute and renew service agreements and pay service fees to us. By charging service fees, and by ensuring that service agreements are executed and renewed indefinitely, we have the rights to receive substantially all of the economic benefits from VIEs and their subsidiaries. Accordingly, as the primary beneficiary of the VIEs in accordance with U.S. GAAP, we consolidate its financial results and assets and liabilities in our consolidated financial statements.

As advised by our PRC legal counsel, the above contractual agreements are valid, binding and enforceable under PRC laws. However, our PRC legal counsel has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations.

Fair Value of Ordinary Shares

Prior to this offering, we were a private company with no quoted market prices for our ordinary shares. We therefore made estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees to determine the grant date fair value of the award, as well as determining whether there’s any beneficial conversion feature to be recognized for our convertible redeemable preferred shares. The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm:

Date	Fair Value per Share		DLOM	Discount Rate
June 30, 2019	US$	0.362	16%	22.0%
December 31, 2019	US$	0.390	14%	21.0%
March 31, 2020	US$	0.404	15%	20.0%
September 21, 2020	US$	0.513	14%	20.0%
December 31, 2020	US$	0.563	12%	19.5%
March 31, 2021	US$	0.782	11%	17.5%

The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business equity value, or BEV, and then allocated the BEV to each element of our capital structure (redeemable convertible preferred shares and ordinary shares) using an option pricing method. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (ii) the redemption scenario, in which the option pricing method was adopted to allocate the value between redeemable convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to redeemable convertible preferred shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the mandatory conversion scenario during 2020 in light of preparations for our initial public offering.

In determining our business equity value, we applied the discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation date. The discounted cash flow method involves applying an appropriate discount rate to future cash flow to present value. The future cash flows represents our management’s best estimation as of the measurement date. The projected cash flow estimation includes, among others, analysis of projected revenue growth, gross margins and terminal value based on our business plan. In determining an appropriate discount rate, we have considered the weighted average cost of capital, by considering a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors. We also applied a discount for lack of marketability, or DLOM to reflect the fact that there is no ready market for our shares in a closely-held company like us. Such valuation estimates will no longer be necessary once we go public and our underlying shares begin trading as we will rely on the market price to determine the market value of our common stock.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in note 2 of our consolidated financial statements included elsewhere in this prospectus.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2019 and 2020, we and our independent registered public accounting firm identified one material weakness as well as other control deficiencies in our internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness that has been identified relates to lack of sufficient skilled staff with U.S. GAAP knowledge for the purpose of financial reporting and lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.

To remedy the identified material weakness, we have implemented, and plan to continue to (i) establish clear rules and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues, and (ii) hire additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements. In addition, we plan to (i) implement regular U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel; (ii) develop and implement a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures to be in compliance with U.S. GAAP and SEC reporting requirements; (iii) conduct regular and continuous U.S. GAAP accounting and financial reporting programs and send our financial staff to attend external U.S. GAAP training courses, and to hire additional resources to strengthen the financial reporting function and set up a financial and system control framework; and (iv) develop the relevant systems to improve the computerization of the operating and accounting information and also enhance the information flow between the operation and financial systems. We intend to remediate this material weakness in multiple phases and expect that we will incur certain costs for implementing our remediation measures. The implementation of the measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. See “Risk Factors—Risk Factors Related to Our Business and Industry—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Holding Company Structure

Zhangmen Education Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019 and 2020 were increases of 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

We entered into foreign currency derivative contracts to protect us against volatility of future cash flows caused by the changes in foreign exchange rates. Our foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. These instruments are executed with third-party banks. For the accounting treatment of these derivatives instruments, see “Summary of Significant Accounting Policies—Derivatives instruments” of our consolidated financial statements included elsewhere in this prospectus. For the year ended December 31, 2020, foreign exchange losses accounted for less than 1% of our net loss.

As of March 31, 2021, we had Renminbi-denominated cash and cash equivalents and restricted cash of RMB456.9 million. If Renminbi had appreciated by 10% against the U.S. dollar, we would have had an increase of approximately US$7.0 million of cash and cash equivalent and restricted cash.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and financial products purchased from financial institutions. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

INDUSTRY

The information presented in this section has been derived from an industry report dated in March 2021 and commissioned by us and prepared by Frost & Sullivan, an independent research firm, to provide information regarding our industry and our market position in China. Neither we nor any other party involved in this offering has independently verified such information, and neither we nor any other party involved in this offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus. In this and other sections of this prospectus, K-12 education generally refers to primary school and secondary school education and excludes preschool education.

Overview of China’s Online Education Market

China has the largest online education market in the world. According to the Frost & Sullivan Report, China’s online education market in terms of gross billings increased from RMB74.4 billion in 2016 to RMB260.6 billion in 2020, representing a CAGR of 36.8%, and is expected to further increase to RMB906.6 billion in 2025, representing a CAGR of 28.3% from 2020. China’s online education market, which delivers courses to students via websites, mobile apps and other online platforms, has emerged as an increasingly popular approach to address the expanding market demand for education.

The following chart sets forth the historical and expected market size of China’s online education in terms of gross billings for the periods indicated:

The key features of China’s online education market, according to Frost & Sullivan, include:

•	Flexibility. Online education allows students to attend courses anytime, anywhere via internet.

•	Effective teaching tools. Online education utilizes a variety of teaching tools to facilitate an interactive education environment.

•	Easily accessible. Utilizing internet-based technologies, online education optimizes resource allocation to extend high-quality experience across China.

•	Affordable pricing. Online education offers courses at attractive prices with improved efficiency, compared to offline courses.

Key drivers of China’s online education market

The key drivers behind the significant growth of China’s online education market include:

•	Economic development and urbanization. The increase in disposable income per capita of families in China has driven parents’ ability and willingness to spend more on education for their children.

•	Demographic shifts. Parents of younger generations, who are generally more technology-savvy, have become the main consumer group of online education.

•

Prevalence of mobile internet. China has experienced a robust development of the mobile internet industry and accumulated a massive mobile internet user base over the past decade. The popularity of mobile internet has enabled the delivery format of education to be more diversified and flexible.

•

Technology advancements to improve learning experience and course quality. Innovation and advancement in teaching methods, tools and other technologies, such as AI, VR/AR technologies, have contributed to the improvement in students’ learning experiences and quality of online courses.

•

Accelerated acceptance of online format due to the COVID-19 pandemic. The COVID-19 pandemic has elevated parents’, students’ and other stakeholders’ awareness of the efficiency and effectiveness of online education, and this impact is expected to extend into the post-pandemic period.

China’s Online K-12 After-School Tutoring Market

K-12 after-school tutoring services in China focuses on providing education services to help all kinds of students to achieve academic excellence, not only for students who are struggling academically but also for students who are already succeeding academically and want to do even better. Online K-12 after-school tutoring market includes tutoring for all academic subjects taught in K-12 schools. Online K-12 after-school tutoring is an efficient method to solve the regional imbalance of K-12 education resources in China. The fierce competition for the admission to quality middle schools, high schools and universities in China has created tremendous demand for K-12 after-school tutoring services in China. As online courses provide students with access to scarce, top teaching resources nationwide, online K-12 after-school tutoring has become increasingly popular among students and their parents in China.

Furthermore, the public education system in China focuses on teaching following the local curriculums and the education services provided in public schools are to serve students’ fundamental education needs. The class size of public schools usually ranges from 35 to 55 students per class, and students may not enjoy personalized education services that address their needs. At the same time, K-12 students in China face strong competition in standard high-school and college entrance examinations and strive to perform well in these exams to increase their chances to be admitted to high-quality high schools and colleges. The admission rate into high-quality high schools and colleges varies across different public schools. K-12 after-school tutoring services aim at improving students’ academic performance to increase their chances to be admitted to high-quality high schools and colleges. Given the competitiveness of these exams, the ability to provide tutoring services tailored to each student help them achieve better academic results effectively. According to Frost & Sullivan, one-on-one after school tutoring services is generally considered a high efficacy learning model.

Online K-12 after-school tutoring courses are generally divided into the following formats:

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One-on-one. One-on-one online courses specialize in offering customized tutoring services catered to each student’s personalized needs by having one teacher to one student in each class. This format is generally more effective than the other formats for online courses as it focuses on addressing each student’s specific areas for improvement.

•	Mini-class: Mini-class courses have more than one and less than 10 students per class, with a student base similar to that of one-on-one format.

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Small-class: Small-class courses generally have 10 to 100 students per class. This format is more scalable than one-on-one and mini-class courses and delivers a better learning experience than large-class courses. Small-class courses are popular amongst younger K-12 students as it fits well with their more standardized learning needs.

•	Large-class: Large-class courses have more than 100 students per class, representing a highly standardized education experience which is more suitable for K-12 students in higher grades.

China’s online K-12 after-school tutoring market in terms of gross billings grew from RMB5.8 billion in 2016 to RMB85.5 billion in 2020, representing a CAGR of 95.9%, and is expected to further increase to RMB414.0 billion in 2025, representing a CAGR of 37.1% from 2020. The following chart sets forth the historical and expected gross billings of China’s online K-12 after-school tutoring market.

Online K-12 after-school tutoring penetration rate increased from 1.1% in 2016 to 13.4% in 2020, and is expected to further increase to 29.0% in 2025. The following chart sets forth the penetration rate of online K-12 after-school tutoring market in China, which is calculated as online market size divided by the total market size of online and offline.

China’s Online K-12 One-On-One After-School Tutoring Market

With one teacher to only one student in each class, online one-on-one tutoring delivers a more customized and personalized learning experience to students, catering to each student’s education needs. Online K-12 one-on-one courses allow teachers to understand students better through frequent in-class interactions with students and drives a personalized and targeted approach to improve each student’s learning progress. One-on-one teachers also maintain frequent and close communications with parents, which help them track their children’s learning progress and improve their learning efficiency.

Key drivers

The key drivers behind the significant growth of China’s online K-12 one-on-one after-school tutoring market include:

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Economy growth and sustained urbanization. With the steady growth of China’s economy and sustained urbanization, an increasing number of Chinese parents are able to afford the higher prices of online K-12 one-on-one after school tutoring services.

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Reform of college entrance exam. The reform of college entrance examination in China, or “Gaokao,” brings more academic subjects into the admission exams, and the increasing pressure and competition for being admitted into a top university creates tremendous demand for tailored and effective one-on-one after-school tutoring courses.

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Technology advancements. Technological advancements in data analytics, personalization, interaction, and other content features, have contributed to the continued improvement in one-on-one learning experience and education quality.

The sustainable development of online K-12 one-on-one format requires continuous support from a large amount of teachers. Education service providers generally select high quality teaching talents from a large pool of university graduates. In 2020, approximately 681,000 new graduates with bachelor degrees entered the education industry, representing an increase of 20.5% from approximately 565,000 in 2017. In addition, the continued development of AI and big data technologies equips online one-on-one service providers with more precise teacher-student matching capability, more tailored content recommendation functions and accurate evaluations of students’ learning progress, which leads to improved teaching efficiency and effectiveness at lowered costs.

As the online one-on-one class format is still at a nascent stage compared with other class formats, the online K-12 one-on-one after-school tutoring market is still underpenetrated, with low penetration rate across different tiered cities in China. Due to the accelerated adoption of online education during the COVID-19 pandemic, the penetration rate for online K-12 one-on-one after-school tutoring services increased significantly from 10.6% in 2019 to 15.5% in 2020.

Total paid enrollments of China’s online K-12 one-on-one after-school tutoring market reached 2.0 million in 2020, and is expected to reach 5.3 million in 2025, representing a CAGR of 21.0%. The following chart sets forth the historical and expected paid enrollments of China’s online K-12 one-on-one after-school tutoring market:

China’s online K-12 one-on-one after-school tutoring market in terms of gross billings reached RMB14.7 billion in 2020, and is expected further increase to RMB51.5 billion in 2025, representing a CAGR of 28.5%. The following chart sets forth the historical and expected gross billings and penetration rate of China’s online K-12 one-on-one after-school tutoring market.

Key competitive advantages and entry barriers

The key entry barriers for online K-12 one-on-one after-school tutoring market in China include:

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Teacher recruitment and management. As one-on-one after-school tutoring requires a large pool of teachers to maintain and expand its course offerings, the ability to attract and efficiently manage a large pool of teachers is a key entry barrier for online K-12 one-on-one after-school tutoring services.

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High-quality and customized educational content. Effective one-one-one tutoring requires the access to a large content library and the ability to develop customized and localized curriculum to meet each student’s needs. It is difficult for new entrants to gain access to such resources in a short period of time.

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Database and personalized services. Students and parents generally expect a high degree of personalization from one-on-one tutoring services. This requires online education platforms to acquire a vast amount of data from students to develop personalized course materials. Well-established players have a large student base and are capable of optimizing personalized educational services through acquisition of new students and analysis of their data. The scale required to accumulate sufficient data to deliver personalized services has formed an entry barrier for smaller-scale players and new entrants to further grow their market share.

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Brand awareness and recognition. Brand awareness is essential in the education industry. Students and parents seek well-recognized education brands that provide quality education services and effective learning outcomes. New entrants will need to spend enormous time and capital to build such reputation and attract new students.

Competitive landscape

The online K-12 one-on-one after-school tutoring market in China is currently at an early development stage. Despite its short history, online K-12 after-school tutoring market is already more consolidated than the offline education market, according to the Frost & Sullivan Report. We are the largest player in the market with 31.9% market share in terms of gross billings in 2020. The top five players, as a whole, are expected to grow faster than the overall online K-12 one-on-one after-school tutoring industry, according to the Frost & Sullivan Report.

China’s Online K-12 Small-Class After-School Tutoring Market

Online K-12 small-class after-school tutoring has become increasingly popular as it provides a flexible, cost-effective and interactive education solution to students and parents.

The key advantages of online K-12 small-class after-school tutoring include:

•	offers courses with moderate pricing, which will further drive penetration into low-tier cities;

•	provides frequent interactions among students and creates a more immersive learning environment, which makes online small-class tutoring an important supplement to online one-on-one tutoring;

•	offers highly localized content and groups students of similar levels together to help improve learning efficiency.

The total paid enrollments of China’s online K-12 small-class after-school tutoring market reached 1.3 million in 2020, and is projected to reach 27.0 million in 2025, representing a CAGR of 84.4%. The following chart sets forth the historical and expected paid enrollments of China’s online K-12 small-class after-school tutoring market:

The gross billings of China’s online K-12 small-class after-school tutoring market reached RMB2.5 billion in 2020, and is projected to reach RMB81.0 billion in 2025, representing a CAGR of 100.5%. The following chart sets forth the historical and expected gross billings and penetration rate of China’s online K-12 small-class after-school tutoring market:

Competitive landscape

China’s online K-12 small-class after-school tutoring market is relatively fragmented, with the top 4 players collectively holding 31.6% of the market share in terms of gross billings in 2020, according to the Frost & Sullivan Report. Currently, there are few online education companies that primarily focus K-12 small-class after-school tutoring. The market is still at its early stage of development and we believe that the leading online education companies will enjoy significant first-mover advantage. We are the third largest player in the market with a 6.8% market share in terms of gross billings in 2020, according to the Frost & Sullivan Report.

China’s Online Childhood Education Market

China’s online childhood education market primarily refers to education provided to children aged between 3 and 10 years old. The market is divided into the following segments: (i) primary school grade 1 to grade 3 after-school tutoring, (ii) language skills; and (iii) logical thinking and Chinese logic training. The courses are generally delivered via live streaming format or AI courses delivered through pre-recorded format.

The market size of China’s online childhood logical thinking and Chinese logic training in terms of gross billings has grown rapidly from RMB0.2 billion in 2017 to RMB11.3 billion in 2020, and is expected to further increase to RMB42.4 billion in 2025, representing a CAGR of 30.3%. The following chart sets forth the historical and expected gross billings of China’s online childhood logical thinking and Chinese logic training market.

Delivery of online childhood education has become increasingly diversified in recent years due to technological advancement and continued innovation. AI-powered online childhood courses, courses in which AI technologies are applied to teaching, learning, practicing or testing, although still at the early development stage, have been launched and promoted by increasingly more education service providers. AI enables the delivery of a personalized learning experience at lower costs through large-scale data processing, deep analysis of user behaviors, speech recognition and automatic assessment, and algorithms can recommend the most suitable content and pedagogy. Children are attracted by the animated, storyline-driven teaching materials generally seen in AI classes.

Competitive landscape

We are the third largest player with 7.6% market share in the online live streaming childhood logical thinking and Chinese logic training market in terms of gross billings in 2020, according to the Frost & Sullivan Report. Companies with strong research and development capabilities, IT infrastructures and big data capabilities will be better positioned in the market competitions.

BUSINESS

Our Mission

We aspire to make learning an effective, personalized and enjoyable experience by leveraging the power of technology.

Who We Are

We are a leading online education company in China focused on providing personalized online courses to K-12 students, according to the Frost & Sullivan Report. Our core course offerings encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects. According to the Frost & Sullivan Report, we have been the largest online K-12 one-on-one after-school tutoring service provider in China in terms of gross billings since 2017, with 31.9% market share in 2020, exceeding that of the rest of the top 10 players combined in 2020. We continually enrich our service and product offerings to address students’ evolving and diversified educational needs. We began to offer small-class K-12 after-school tutoring services in the third quarter of 2020 to drive and cater to diversified educational goals. To attract more students with higher lifetime value, we also provide early childhood education services covering a diverse array of subjects, including language skills, logical thinking, and learning methodology.

We have established a portfolio of well-recognized online education brands known for delivering exceptional learning outcomes to our students. We believe that personalized education service is the key to an effective learning experience, and as such, we strategically started our business by focusing on after-school tutoring services in one-on-one format. Leveraging our high-quality teaching talents with localized insights, data-driven localized educational content and powerful technology infrastructure, we provide a personalized and results-driven learning experience to students across different regions. The degree of localization in educational content is critical to improve students’ academic performance because curriculum and exam questions vary significantly across different regions. We are equipped with a proprietary content library featuring localized course materials and a localization research center that focuses on refining our education resources to align with local curriculum. We hire teachers and student service staff with local curriculum insights to address the varying learning needs of students from different regions. Over the years, we have successfully garnered wide recognition in the industry and established “Zhangmen” as a trusted online education brand. The effectiveness of our tutoring services is demonstrated by the strong track record of significant academic improvement and the outstanding performance of our students. We regularly review student survey data to measure academic improvement and student performance. Based on our student surveys conducted in 2019 and 2020, 74.9% and 74.7% of our students improved their test scores in school after taking our courses, respectively. The quality of our tutoring services is also evident from our high annual student retention rate and strong student acquisition through organic word-of-mouth referrals. In 2020, our annual student retention rate for our flagship online K-12 one-on-one after-school tutoring services, Zhangmen One-on-One, was over 80% and over 50% of our gross billings from the first-time paid student enrollments for our Zhangmen One-on-One program were generated by referrals from our existing students and their parents.

Our brand recognition, content development and proprietary technology infrastructure, as well as our unique teacher management system for our K-12 one-on-one tutoring service have contributed to the rapid growth of our small-class after-school tutoring services. We launched Zhangmen Small Class in the third quarter of 2020 to offer small-class K-12 after-school tutoring services. We typically have up to 25 students per class for our small-class courses. We execute our localization strategy by assigning students from the same city to teachers well versed in the curriculum and exam requirements of that particular region. According to the Frost & Sullivan Report, we are the third largest online K-12 small class after-school tutoring service provider in China as measured by gross billings in 2020, with the fastest quarter-on-quarter growth among the top 5 players in the industry in terms of gross billings in the fourth quarter of 2020.

We believe that above our deep industry expertise sits a differentiating theme of our company – a constant drive to deliver better educational content and operational efficiency through data analytics and other advanced technology. We have developed a massive, proprietary educational content library and accumulated a wealth of data through years of frequent interactions with our students. Our data insights and advanced AI technologies are applied in multiple areas of our business operations, including improving our modularized curriculum and content development, automatically generating and refining course materials tailored for each student according to their learning progress, as well as delivering an effective and enjoyable learning experience for students.

Since our inception, we have been pursuing operational efficiency and scalability through building and optimizing our proprietary technology infrastructure and business intelligence system. To streamline our operations, we have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. Powered by our centralized business intelligence system, we have optimized sales and marketing efficiency, achieved high student satisfaction and retention, improved our teachers’ utilization and productivity, and scaled up our new service offerings cost-effectively with consistent quality. We aim to maximize lifetime value of each student with a variety of programs tailored to different age groups. In 2020 and the three months ended March 31, 2021, 66.7% and 69.0% of our students enrolled in our Zhangmen Kids program continued to enroll in our Zhangmen One-on-One program, respectively.

We believe teachers are the pillars of the education industry. We selectively hire teaching talents and empower them with proprietary AI-driven teaching tools to propel the efficiency and productivity of teachers.

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Teacher recruitment. Our rigorous teacher selection and training process dovetails with our proprietary smart content recommendation tools. As of March 31, 2021, we had over 45,000 well-trained teachers, all of whom graduated from universities or professional teaching colleges in China. We have adopted an effective and cost-efficient teacher recruiting and management mechanism focused on recruitment, training, and retention of high quality teachers. From the pool of prospective teachers in 2020, we accepted only 3.8% of the candidates as our teachers.

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AI-driven teaching tools. Our proprietary smart teaching tools and content recommendation system have significantly improved the efficiency and productivity of our teachers, allowing us to expand rapidly while maintaining consistent teaching quality. Our smart teaching tools are integrated into teachers’ daily teaching activities including class preparation, course delivery, course review and academic assessment and quizzes. We have developed an intelligent content recommendation system that automatically generates bespoke course materials and complimentary optional practice exercises by leveraging our comprehensive content library and big data capabilities.

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Teacher scheduling. We have developed a smart, data-driven course scheduling system, enabling us to properly forecast course demand to optimize our teachers’ utilization and provide guidance to our recruitment plans for teachers.

The success of our business model is evidenced by our rapid growth. Paid student enrollments of our online one-on-one after-school tutoring increased by 43.2% from 380,517 in 2019 to 544,813 in 2020, and by 52.0% from 87,873 for the three months ended March 31, 2020 to 133,601 for the same period of 2021. Paid student enrollments of our online small-class after-school tutoring reached 294,397 in the first quarter of 2021, representing a 222.6% growth from 91,260 in the third quarter of 2020. Our net revenues increased by 50.6% from RMB2,668.7 million in 2019 to RMB4,018.4 million (US$613.3 million) in 2020, and by 19.9% from RMB1,122.7 million for the three months ended March 31, 2020 to RMB1,345.7 million (US$205.4 million) for the same period in 2021. Our gross billings increased by 36.3% from RMB3,855.3 million in 2019 to RMB5,254.4 million (US$802.0 million) in 2020, and by 73.1% from RMB762.0 million for the three months ended March 31, 2020 to RMB1,319.3 million (US$201.4 million) for the same period in 2021. For discussions of gross billings and reconciliation of gross billings to net revenues, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure.” We have also significantly improved our operating efficiency. Our sales and marketing expenses as a percentage of our net revenues decreased from 81.4% in 2019 to 64.1% in 2020. We had net loss of RMB1,504.0 million in 2019,

RMB1,012.3 million (US$154.5 million) in 2020 and RMB497.3 million (US$75.9 million) for the three months ended March 31, 2021.

Our Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Clear market leader with well-established brand recognition

We have been the largest online K-12 one-on-one after-school tutoring service provider in China in terms of gross billings since 2017, with 31.9% market share in 2020, according to the Frost & Sullivan Report, exceeding that of the rest of the top 10 players combined in 2020. Replicating our success in one-on-one tutoring services, our online K-12 small-class after-school tutoring services rapidly became the third largest in China in terms of gross billings in 2020, with the fastest quarter-on-quarter growth among the top 5 players in the industry in terms of gross billings in the fourth quarter of 2020, according to the Frost & Sullivan Report.

We have established a portfolio of well-recognized online education brands known for quality of service and effective education results. Driven by our brand equity and quality services, we have launched premium courses for our Zhangmen One-on-One program in January 2020, where we charge double the price of our regular courses, and our paid student enrollments for such courses have experienced rapid growth. Our net revenues generated from our premium courses for Zhangmen One-on-One as a percentage of our net revenues from one-on-one courses grew from 0.5% in the first quarter of 2020 to 4.7% in the first quarter of 2021. Our strong brand recognition also enables us to acquire new students and expand our student base efficiently through organic word-of-mouth referrals. In 2020, more than 50% of our gross billings from first time paid student enrollments for our Zhangmen One-on-One program was generated by new student enrollments referred by our existing students and their parents. Moreover, our strong brand allows us to attract high quality teachers and maintain our pricing power compared with our competitors.

Leveraging our strong brand equity among parents and students, we have been successful in cross selling our services. In 2020 and the three months ended March 31, 2021, approximately 66.7% and 69.0% of our paying students enrolled in our Zhangmen Kids program continued to enroll in our Zhangmen One-on-One program, respectively, which allows us to scale our business cost-effectively. With our brand recognition and a variety of programs aimed at different age groups, we aim to maximize lifetime value of each student.

High-quality teachers and expertise in teacher management

We believe teachers are the pillars of quality education and services. As of March 31, 2021, we had a large pool of over 45,000 well-trained teachers, all of whom graduated from high-quality universities or professional teaching colleges in China. Teachers are attracted to us primarily by our reputable brand name, large student base, well-established training programs, competitive compensation package, flexible working hours and career development opportunities. Over the years, we have established a robust and effective teacher management system. Our flexibility in geography and class schedule has also broadened the scope of our teacher candidates and lowered recruitment costs effectively.

Recruitment, training and career development. We have adopted a highly selective hiring process for our teachers. We require our teacher candidates to pass a three-month training program that encompasses a series of exams, interviews and mock lectures before we recruit them as our teachers. From the pool of prospective teachers in 2020, we accepted only 3.8% of the candidates. We have established a systematic new joiner training program, on-the-job trainings and rigorous data-driven evaluation programs to nurture our teaching talents and identify their weaknesses for improvement. We established a clear career development plan for our teachers and work with them to set phased goals through mentorship programs. To incentivize our teachers, we offer merit-

based incentive bonuses based on our transparent incentive system that evaluates teachers’ performance through a comprehensive set of key performance indicators, or KPIs, including student-teacher interactions, parent satisfaction rate and automatic system ratings.

AI-driven teaching tools. Our smart teaching tools are integrated into teachers’ daily activities encompassing from class preparation, course delivery, course review and academic assessment and quizzes. Our system automatically generates class schedules based on students’ requests and teachers’ availability. Powered by our AI technology and big data analytics capabilities, we have developed an intelligent content recommendation system that automatically generates bespoke course materials and complimentary optional practice exercises to students. We engage in machine review of the completed exercises. Our system automatically refines the bespoke course materials and practice exercises as we gain a deeper understanding of each student by analyzing such student’s pre-class quizzes, in-class quizzes and practice exercises, as well as interactions with our teacher and tutor. We free our teachers from prolonged administrative and monotonous tasks with our proprietary smart teaching tools and content recommendation system, allowing them to focus on their teaching and delivering an effective learning experience.

We believe that our unique teacher management system not only nurtures teachers, but also promotes self-improvement, ensures a transparent and visible career progression path and creates a sense of satisfaction from teaching. As a result, although our teachers are highly sought after by other educational institutions, the attrition rate of our full-time teachers was only 16.4% in 2020, compared with the industry average of other online K-12 one-on-one after-school tutoring service providers of over 40% in 2020, according to the Frost & Sullivan Report.

Personalized learning experience driven by data analytics and other advanced technology

Data and technology serve as the bedrock of our high-quality services where we differentiate with an adaptive and personalized learning experience for students. We have a dedicated team of engineers supporting our development in AI algorithm and big data analytics. We have been continually investing in our data and technology to maximize the effectiveness and efficiency of our students’ learning experience.

Data insights and student experience

Leveraging the profound data insights we have accumulated over the years with our big data and AI capabilities, we strive to deliver a personalized, effective and enjoyable learning experience for students.

Data assets. We enjoy significant data advantages in terms of breadth and depth, as our data covers every key step of students’ and teachers’ education cycle on our platform, from interactions during course delivery, to performance on practice exercises and quizzes, to post-course feedback. Our comprehensive data depository includes knowledge maps, students’ in-class performance and after-class performance on practice exercises and quizzes, the number of student views on mock exams, and student engagement metrics, including time spent on each page of the course materials, time used for completing exercises, time used by teachers for explaining knowledge points for exercises, and in-class interactions.

Personalization. We analyze teachers’ teaching aptitudes as well as feedback and ratings from students to recommend suitable teachers to students according to their respective characteristics and learning objectives. Built upon our big data analytic capabilities, we provide real-time updates and recommendations of education materials to enhance students’ learning effectiveness. For example, our system analyzes the results of an in-class quiz, identify the weakness of the student, and automatically generate practice exercises targeted to strengthen the corresponding knowledge points.

Immersive. Our smart teaching system equips our courses with various interactive features to create an immersive learning experience for students. For example, we equip our teachers with a smart handwriting panel connected with a screen which provides a clear and real-time view of the whiteboard-writing for the students. We actively analyze the interaction level of our courses by automatically generating a score based on diversified parameters such as the frequency of interactions and proportion of students’ speaking time.

Data-driven content library and curriculum development

We have integrated big data and algorithm skills into developing our content library and proprietary content and course materials, which we believe sets us apart from our competitors.

Content library. We differentiate ourselves with our comprehensive content library featuring a deep repository of educational resources that are constantly refined to align with localized curriculum and examination objectives, including over 48,000 knowledge topics, over 130 million structured problem solving practice sets and over 11 million smart courseware as of March 31, 2021.

Curriculum development. We have adopted a data-driven and structured approach in our proprietary content and curriculum development. We have a dedicated curriculum and teaching content development team of over 500 content research specialists as of March 31, 2021, and have established four research centers tailored to different study topics and needs. Leveraging our AI algorithm, we have adopted a modularized curriculum development mechanism which enables us to automatically generate differentiated course materials tailored for each student according to their learning progress. The course materials are continually updated and refined based on deep data insights and quantitative feedback. In addition to our content development team, our teachers actively participate in education content design, providing constant feedback based on day-to-day interactions with students.

Powered by our strong capabilities in content development and personalization, we have achieved a strong track record of improved academic scores and outstanding student performance. The quality of our tutoring services is also evident from our high annual student retention rate and strong student acquisition through organic word-of-mouth referrals. In 2020, our annual student retention rate for Zhangmen One-on-One was over 80% and over 50% of our gross billings from first-time paid student enrollments for our Zhangmen One-on-One program were generated by referrals from our existing paying students and their parents.

Operational excellence powered by robust technology infrastructure and business intelligence system

Since our inception, we have been dedicated to building our proprietary technology infrastructure to support our services and maximize our operational efficiency. We have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management through our seamlessly integrated technology systems supported by our centralized business intelligence system. With its support throughout our operations, our business intelligence system enables us to share data insights accumulated across different service offerings to standardize our operations and realize high scalability as we continue to expand our product offerings and services.

We have infused advanced technologies in critical steps of our operations to propel our operational efficiency.

Sales and marketing. Leveraging our smart student profiling, we are able to accurately tag our prospective students based on their preferences and characteristics, properly allocate our online and offline sales resources to optimize our return on marketing spending, and effectively convert sales leads into student enrollments.

Curriculum development. As our database expands with the accumulation of new data, we continue to advance and evolve our data analytics capabilities to develop localized teaching content and recommend personalized educational materials to students.

Teaching. We empower our teachers with comprehensive smart teaching tools to set them free from prolonged administrative and operational matters so that they can focus on their teaching, including automatic teaching plans, standardized course materials, and machine review of complimentary optional practice exercises.

Teacher scheduling. We have developed a smart, data-driven course scheduling system, which enables us to properly forecast course demand to optimize our teachers’ utilization and provide guidance to our recruitment plans for teachers.

Employee management. With years of experience in the education industry and operational expertise, we have designed a set of short-term and long-term KPIs with a high level of granularity that are measurable and transparent for our employees in different functionalities. For example, we set in-class interaction frequency, sales leads conversion rate and retention rate as KPIs of our teachers to encourage them to closely interact and communicate with the students. We also implemented a smart scoring system to help improve and adjust our curriculum and teaching materials in a self-adaptive manner.

Scalable and synergistic business model with comprehensive service offerings

Benefiting from the significant synergies created across our different service offerings, we have developed a highly scalable business that allows us to quickly capture growth opportunities in new and existing markets. We leveraged our core competencies developed from our online K-12 one-on-one tutoring service and implemented them into our small-class after-school tutoring and online early childhood education services and have achieved rapid growth since their launch. Paid student enrollments of our online small-class after-school tutoring reached 294,397 in the first quarter of 2021, representing a 222.6% growth over the third quarter of 2020. We had the fastest quarter-on-quarter growth among the top 5 players in the K-12 small-class after-school tutoring services in terms of gross billings in the fourth quarter of 2020.

Business intelligence system. Capitalizing on our centralized business intelligence system with our proprietary teaching content and data insights, we have built a highly scalable business that we can expand and replicate rapidly with consistent quality. We are also well positioned to respond to market trends swiftly and explore new business opportunities. In particular, as our data analytics maximizes the effectiveness and efficiency of learning, it helps us attract more students and quality teachers, which feeds us more data insights, and further strengthens our market leadership, creating a virtuous and self-reinforcing cycle.

Teaching staff. Our small-class tutoring services leverage the large teacher pool from our one-on-one tutoring services, which guarantees a reliable supply of high quality teaching talents. Approximately half of our teachers for our small-class courses came from our one-on-one courses in 2020 and the three months ended March 31, 2021.

Visionary and entrepreneurial management with strong passion for education and innovation

We have a visionary and innovative management team with a strong passion for education and a proven track record of innovation in the education industry. Our founder, chairman and CEO, Mr. Yi Zhang, has led the successful execution of our strategic development and growth strategies since our inception. Our other management team members have extensive experience from working in leading enterprises in the education, internet and technology sectors. Many of them have gone through rotations in different business units and functions within our company and have a deep and holistic understanding of our business and students’ needs.

We also benefit enormously from our management’s entrepreneurship and corporate culture which fosters persistence, accountability, spirit of service and innovation. Our management team focuses on long-term value creation, is open to embracing challenges and innovative ideas, encourages employees to take on more responsibilities and provides them with support to successfully turn these ideas into actions.

Our Strategies

We intend to enhance student engagement and increase our paid student enrollment by pursuing the following strategies:

Further solidify our leadership position in the online K-12 one-on-one after-school tutoring market

As the clear market leader, we will continue to leverage our well-established leadership and brand recognition to further increase student enrollments and unlock student lifetime value. We plan to further boost our presence in major metropolitan regions and provincial capitals in China, where online K-12 one-on-one after school tutoring services still represent less than 20% of the overall one-to-one after school tutoring market in 2020, according to the Frost & Sullivan Report. We intend to tap into other cities with significantly underserved student demand for K-12 one-on-one after-school tutoring services to drive online adoption and capture massive market opportunities. Driven by our brand equity, highly scalable business model and data insights, we also intend to fine-tune our pricing strategy to further improve our margin profile, especially in promoting our premium courses for our Zhangmen One-on-One program.

The degree of localization is highly valued in the education industry. We intend to continue to distinguish our one-on-one tutoring services by upgrading our AI technology infrastructure to focus more on developing and enriching our repository of localized syllabus, exam preparations, practice exercises and academic assessments to align with individual school districts’ curriculum and examination objectives. Our content development team will continue refine our education resources to align with local curriculum. We plan to recruit teaching staff who are experienced with, and have profound insights into, local curriculum at the school district level and provide localized teacher training to address students’ learning needs of different regions.

Expand our online K-12 small class after-school tutoring services

We plan to expand our online K-12 small class after-school tutoring services through our continued improvements in our teaching quality and expanding our program portfolio. We will leverage our operational excellence in teaching delivery and content development, gained through our flagship online K-12 one-on-one after-school tutoring services, in our small class expansion.

To accelerate the expansion of our small class services, we plan to enhance the interactive features of our courses, broaden the application of self-adaptive learning tools, and offer more localized exam preparation classes in order to make our courses more compelling to students and parents. In particular, we will focus on the following aspects:

Localized content development. We intend to design and offer school district level of localized curriculum and examination preparation courses. We plan to hire teaching staff who are experienced with, and have profound insights into, local curriculum at the school district level to meet the underserved student demand for small class programs in different regions and further improve students’ learning outcomes. We plan to focus on hiring student service staff located in the same city as the students they cover and provide training programs to teachers and student service staff with localized insights to individual school districts’ curriculums.

Comprehensive tutoring service. We will further improve our teachers’ capabilities of providing a variety of after-school tutoring services to better cater to students’ needs and enhance students’ experience in our small-class courses. We will also continually improve our algorithms to refine our courses based on students’ performance levels to provide a more customized learning experience.

Differentiated student acquisition. We will continue our differentiated marketing strategy, especially in offline channels. In particular, we intend to continue launching offline experience stores for small class after-school tutoring services in selected cities with high growth opportunities, to promote awareness of our offerings, acquire new students and improve operating efficiencies at the local level.

Continued technological improvements. To cater our services to meet each student’s individualized learning needs, we plan to further refine our algorithms to improve self-adaptive and self-generating capabilities of our course offerings to enhance our customization and offer more sophisticated and suitable courses based on students’ behavior and data. We will continue to leverage our data-driven matching and course scheduling system to further optimize our teachers’ utilization.

Continue to focus on the quality of our teaching content and methods, as well as teaching staff recruitment

We will continue to enhance the quality of our teaching content and smart teaching tools.

For students. We will continue to develop more high-quality and individualized programs and improve our teaching quality through our data-driven approach that addresses students’ evolving demands. We will continue to leverage our unique insights into local syllabus and students’ weaknesses in each region to provide a more localized tutoring service to students in different regions. Furthermore, we will continue to refine our big data analytics and AI technologies to offer a more personalized learning experience tailored to each student.

For teachers. We seek to further optimize our teaching methodology to serve the demands of students in different age groups and regions, and facilitate a more effective tutoring and personalized learning experience. We will upgrade existing proprietary technologies, such as our smart content recommendation system and interactive tools, content library and technology infrastructure and develop new ones to amplify students’ learning experience. We will empower our teachers with smart technology to reduce their workload for administrative matters so that they can focus on enhancing the delivery of the education content and providing better tutoring service.

We pay close attention to the quality of our teaching staff. We will continue to hire quality teachers and invest more in the recruitment, training and promotion of high quality teaching staff to ensure our consistent, high quality teaching standards. As our business continues to grow, we plan to expand our team of student service staff in order to accommodate our rapidly growing student base.

Furthermore, we will continue to explore partnership cooperation and opportunities with renowned education institutions in areas such as hiring teaching staff, teacher training, and content creation. For example, we have established cooperation with Tsinghua University for them to provide training to our teachers in order to enhance our teachers’ understanding of students’ needs.

Further realize operating efficiencies

Our technology infrastructure and centralized business intelligence system power our highly effective, streamlined operations and lay a solid foundation for future growth. We will continue to strengthen our robust technology infrastructure and business intelligence system to improve students’ learning experience as well as streamline our operations and manage our workforce. As our business intelligence system enables us to share data insights accumulated across different service offerings, we believe we will achieve strong synergies across our business units. We will continue to enhance our big data and AI technologies to maximize the effectiveness and efficiency of students’ learning experience.

Student acquisition. We will continue to enhance our data analytics capabilities and smart student profiling to optimize the precision of our student acquisition.

Content development. We intend to further update our proprietary AI technologies and leverage our localized insights into regional curriculums to improve the efficiency of our content development.

Teaching delivery. We will further enhance our data-driven teaching delivery by gathering and analyzing data insights on students’ learning behaviors to achieve a greater degree of personalization.

Tutoring support. We will continue to improve personalized learning experience by leveraging our data analytic capabilities to automatically generate course materials and assignments based on each student’s learning progress.

Diversify our education service offerings to address unmet demands

We intend to develop and launch new courses to supplement online after-school tutoring services and meet evolving student demands, including personal interest courses. We expect to achieve greater synergies between our online K-12 one-on-one after-school tutoring services, small-class, and other education services to control student acquisition cost, as well as to promote higher retention and conversion rate. We will actively explore cross-selling opportunities across our portfolio of programs, including integration of our apps to increase interconnectivity between our programs for parents and students to further explore and promote multi product purchase. We believe that our various service offerings are complementary to each other, which allows us to serve our students’ multifaceted needs and maximize the lifetime value of our students.

Impact of Amended Implementation Regulations of Private Education Law

The State Council promulgated the Amended Implementation Regulations of Private Education Law on April 7, 2021, which will become effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law requires a private school engaging in online education activities using internet technology to obtain a private school operating permit. As advised by our PRC counsel, Tian Yuan Law Firm, we may need to obtain the private school operating permit as an online tutoring service provider, according to the Amended Implementation Regulations of Private Education Law. We intend to apply for this permit when the regulatory authorities issue detailed rules setting forth the level of government authorities in charge of permit review and issuance and when the government authorities start to accept applications around September 1, 2021. We have made filings with the regulatory authorities as an online after-school training institution according to Online After-School Training Opinions. Based on our consultation with relevant government authorities, as we have made the foregoing filings, we do not perceive material obstacles for us to obtain the private school operating permit. For potential risks on our business due to the Amended Implementation Regulations of Private Education Law, see “Risk Factors—Risk Factors Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. In addition, uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations” and “Regulation—Regulation Relating to Private Education.”

Personalized Learning Experience

Eight-step studying methodology

We have designed a proprietary eight-step studying methodology that encompasses pre-class, in-class and after-class learning activities. We constantly gather feedback from students and teachers in each step to provide a personalized and effective learning experience for students. Our eight-step studying methodology includes:

1)	Offering pre-course quizzes for students to evaluate their learning progress.

2)	Recommending suitable teachers to students using our AI-powered system.

3)	Providing routine reminders to students of their class schedules and to prepare them for their class.

4)	Creating a personalized and immersive learning experience leveraging the bespoke course materials and practice exercises automatically generated by our system.

5)	Providing personalized feedback to students and parents based on students’ performance and practice exercises.

6)	Continuous follow-ups with students to track their learning progress.

7)	Checking with students on their feedback and level of satisfaction based on their study experience.

8)	Allowing students to watch their past online courses recorded in our system, anytime and anywhere, to reinforce the new knowledge points learned.

Student-teacher matching

We analyze teachers’ teaching aptitudes, feedback and ratings from students, and recommend suitable teachers to students according to their pre-course quiz results, characteristics and learning objectives. We employ AI-powered technologies to automatically search for and recommend suitable teacher candidates to students, and students can choose their teacher after taking the trial courses.

In-class experience

Each class starts with in-class quizzes to evaluate the learning progress and habits of the student on a real-time basis. For our online courses, we equip our teachers with a smart handwriting panel connected to a screen which enables a clear and real-time view of the whiteboard-writing for the students. We encourage our teachers to actively engage with students. During in-class sessions, our AI technology monitors and analyzes the interactions between our teachers and students. For our small-class courses, our teachers are required to interact with at least five students on an one-on-one basis during in-class Q&As. Our students can evaluate the teacher and provide feedback on the teacher after-class. Our teachers attentively communicate with students about their in-class experience.

Course materials and practice exercises

We have adopted a modularized curriculum development mechanism utilizing our intelligent content recommendation system, which enables us to automatically generate differentiated course materials tailored for each student according to their learning progress. The course materials are continually updated and refined based on deep data insights and quantitative feedback. Our dedicated course content development team has conducted comprehensive research on the textbooks, curriculum, problem sets and examination papers of each covered class grade, upon which we have built a large curriculum and teaching content library.

Our smart teaching tools are integrated into teachers’ daily activities encompassing from class preparation, course delivery, course review and academic assessment and quizzes. We automatically generate bespoke course materials and complimentary optional practice exercises to students. Leveraging our large database and AI algorithm advantages, we are able to identify the learning progress and areas for improvement of each student by analyzing such student’s pre-class quizzes, in-class quizzes and practice exercises, as well as interactions with our teachers. We engage in machine review of the completed exercises. We continually refine our course materials based on our insights and data analytic capabilities. The course materials and practice exercises generated by us will become more personalized throughout the course as we gain deeper understanding of each student.

Our proprietary intelligent content recommendation system and smart teaching tools have significantly improved the efficiency and productivity of our teachers. Our teachers can devote more time to teaching and delivering a personalized and effective learning experience.

Our Course Offerings

We are a leading technology-driven online education company in China focused on providing personalized online courses to K-12 students. We offer comprehensive library of tutoring course covering all core K-12 academic subjects and early childhood education courses. We mainly offer courses in online one-on-one format through our flagship program, Zhangmen One-on-One. Drawing upon its success, we launched Zhangmen Small Class, our small-class after-school tutoring services in July 2020. We also offer a number of early childhood courses through other programs.

Zhangmen One-on-One

Our Zhangmen One-on-One courses are offered in online one-on-one format with a full spectrum of course offerings covering all core K-12 academic subjects. Zhangmen One-on-One courses are available seven days a week, enabling students to enjoy flexible course scheduling options. Our paid student enrollments for Zhangmen One-on-One courses increased by 43.2% from 380,517 in 2019 to 544,813 in 2020, and by 52.2% from 87,783 for the three months ended March 31, 2020 to 133,601 for the same period in 2021. The standard class hour for our Zhangmen One-on-One courses is 40 minutes per class. Driven by our brand equity and quality services, we have launched premium courses for our Zhangmen One-on-One program in January 2020. Our premium courses are taught by top quality teachers with advanced teaching tools. We charge double the price of our regular courses, and our paid student enrollments for such courses have experienced rapid growth.

Course offerings

The following table provides our course offerings for Zhangmen One-on-One based on grades and subjects as of the date of this prospectus:

	Elementary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
English	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Chinese	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Biology							✓	✓	✓	✓	✓	✓
Geography							✓	✓	✓	✓	✓	✓
Political Science							✓	✓	✓	✓	✓	✓
History							✓	✓	✓	✓	✓	✓
Physics								✓	✓	✓	✓	✓
Chemistry									✓	✓	✓	✓

✓	: Currently offered by us.

The screenshots below illustrate the interface for students and teachers of Zhangmen One-on-One courses.

Student Interface For Zhangmen One-On-One Course

Teacher Interface For Zhangmen One-On-One Course

Zhangmen Small Class

We launched Zhangmen Small Class in July 2020 to offer online small-class after-school tutoring courses. Our Zhangmen Small Class are aimed to address diversified needs of parents and students. Our course offerings cover the key K-12 academic subjects. To execute our localization strategy, we assign students from the same city to teachers well versed in the curriculum and exam style of that particular region. We typically have up to 25 students per class for our small-class courses.

Zhangmen Small Class has witnessed significant growth since its launch. Paid student enrollments of our Zhangmen Small Class courses reached 294,397 in the first quarter of 2021, representing a 222.6% growth over the third quarter of 2020. The standard class hour for our Zhangmen Small Class courses is 2 hours per class, with an interval of 10 minutes every 40 minutes period.

Course offerings

The following table provides our course offerings for Zhangmen Small Class based on grades and subjects as of the date of this prospectus:

	Elementary School						Middle School			High School
	1	2	3	4	5	6	7	8	9	10	11	12
Mathematics	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
English	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Chinese	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Physics								✓	✓	✓	✓	✓
Chemistry									✓	✓	✓	✓

✓	: Currently offered by us.

The screenshots below illustrate the interface for students and teachers of Zhangmen Small Class courses.

Student Interface For Zhangmen Small Class Course

Teacher Interface For Zhangmen Small Class Course

Other Courses

We offer a number of early childhood education courses to meet the varied needs of our students through our other programs, including Zhangmen Kids and Xiaoli (formerly known as Zhangmen AI). We also offer large-class after-school tutoring courses, covering key academic subjects from grade 4 to grade 12.

In March 2018, we launched Zhangmen Kids, our online formative education services for children aged from 4 to 10. We offer a diverse array of subjects, including Chinese, logical thinking and learning methodology to students aged between 6 to 10, and non-school curriculum subjects, including logical thinking and learning methodology to students aged between 4 to 5. Parents may choose our scheduled courses offered by different teachers based on the grades of their children. The number of students in Zhangmen Kids courses ranges from 4 to 6 students for each class. The screenshot below illustrates the interface for students of Zhangmen Kids course.

Student Interface For Zhangmen Kids Courses

In August 2020, we launched Xiaoli (formerly known as Zhangmen AI), our online formative education services for children aged between 3 to 8. We offer subjects including art, logic training, and language skills. Our in-house developed courses are pre-recorded utilizing our proprietary course content, and delivered in the format of animation with AI interactions, to provide knowledge to children through vivid animation and interesting games. Parents may choose courses based on their children’s ages and interests. The screenshots below illustrate the interface for students of Xiaoli course.

Art Tutoring Course with AI Animation

Course Content Development

Localization

The primary goal of our courses is to explore, cultivate and realize our students’ potential and help them improve their test scores and achieve academic achievements.

The degree of localization is crucial to improve students’ academic performance. In China, provinces and municipalities use their regional versions for high school entrance exams, or Zhongkao, and there are regional differences in exam requirements and subjects for college entrance exams, or Gaokao. We are equipped with a proprietary content library featuring localized course materials and a localization research center that focuses on refining our education resources to align with local curriculum. Our localization research center, a unit of our dedicated course content development team, focuses on collecting localized educational content, including textbooks, curriculum, problem sets and examination papers across different regions. We continue to enrich our repository of education materials, including course materials, practice exercises and academic assessments, to align with local curriculum and examination objectives.

Content Library

We have a comprehensive content library that is constantly refined to align with localized curriculum and examination objectives. Our comprehensive content library includes over 48,000 knowledge topics, over 130 million structured problem solving practice sets and over 11 million smart courseware, as of March 31, 2021. Our proprietary content library is well catalogued and organized across a number of user-friendly classifications, including subject, learning objective, grade level, and content type, among others.

Teams

Our dedicated course development team consists of four units: personalized education research center, college/high-school entrance exam research center, localization research center and online enlightenment education research center. As of March 31, 2021, we had a total of 539 full-time content research specialists. We also have teachers that are involved in course content development.

Personalized Education Research Center. This is our largest unit that focuses on developing course materials for Zhangmen One-on-One. It also conducts studies in child psychology and learning methodology to better understand students’ needs.

College/High-School Entrance Exam Research Center. This is our special unit that focuses on researching the college entrance exams and high-school entrance exams. The research tasks of this unit also include developing course materials for students in their senior year of middle-school and high-school and studies on student counselling.

Localization Research Center. This unit focuses on researching different textbooks, curriculum, problem sets and examination papers across different regions, and localizing our course materials.

Online Enlightenment Education Research Center. This unit develops course materials for early childhood education courses used for Zhangmen Kids and Xiaoli (formerly known as Zhangmen AI). We have recruited child psychologists to study the mental, social and emotional development of children. Furthermore, we collaborated with Tsinghua University to design course materials tailored for early childhood education.

Process

Collection of course materials. Our content research specialists periodically review national and regional course curriculum, problem sets and examination papers for each grade, and tag each question for mapping the knowledge points it covers.

Localization analysis. Our content research specialists closely monitor and analyze local examination papers and examination policies and objectives to design our curriculum framework for different cities and regions.

Development of course syllabi and content. Based on our localized capabilities, our content research specialists design the course materials based on the curriculum of each city or region, and contextualize, catalogue and categorize them into different modules that can be identified by our intelligent system.

Adaption for live courses. Our teachers review and grade the updated course materials and problem sets. After using these course materials for mock courses, our teachers will provide feedback to the content development team, who will make necessary updates. We apply the updates to our course offerings and benefiting from our AI and big data technologies, our content development team view and analyze student performance on assignments and retention rate of students to make timely adjustments. Our content development team collaborates closely with our teaching staff and sales team to ensure they are up to date with changes in the academic environment. Our content development team release updates to our quizzes and mock questions based on analysis of student performance.

Recommendation. Leveraging our large database and AI algorithm advantages, we automatically generate course materials and practice exercises based on the tags in relation to the student’s learning progress. For more information on the related algorithm technologies, see “—Technology and Infrastructure—Big Data and AI.”

Our Teachers

We believe teachers are the pillars of the education industry. As of March 31, 2021, we had a large pool of over 45,000 teachers, including approximately 25,000 full-time teachers and approximately 20,000 part-time teachers. In 2020 and the three months ended March 31, 2021, a substantial majority of our class hours were delivered by full-time teachers. Teachers are attracted to us primarily by our reputable brand name, large student base, well-established training programs, competitive compensation package, flexible working hours and locations, as well as career development opportunities.

Recruitment

We routinely recruit teachers through online recruiting channels, online advertisements, recruiting agencies and internal referrals from our existing teachers. We have entered into collaborative arrangements with certain recruiting channels and recruiting agencies and have access to a database of over 1 million resumes. Candidates must go through our rigorous interview process to be qualified to become our teacher, including resume screening, written tests, in-person interviews, and mock courses. We are highly selective in recruiting our teachers. From the pool of prospective teachers in 2020, we accepted only 3.8% of the candidates.

Training

We offer a three-month training program to newly hired teachers before they become our teachers. Our training program begins with introducing teaching virtues, education philosophy, professional competence and online teaching skills and focuses on improving their professional knowledge of academic subjects, teaching service abilities, and personalized assessment of individual students’ performance. We also offer on-the-job training programs to improve teaching skills, including training teachers to analyze students’ performance based on their examination results and improving teaching plans, and allowing teachers to stay abreast of local curriculums.

Evaluation and Career Development

Our teachers are evaluated taking into consideration various quantitative and qualitative key performance indicators, or KPIs, including student-teacher interactions, parent satisfaction rate and automatic system ratings. We have implemented an internal quality control system to monitor their teaching quality. We utilize our AI technologies to monitor the performance of teachers for each course and provide evaluation to teachers. For example, we automatically generate report cards on a teacher’s performance after each class using number of factors, including the frequency of student-teacher interactions, the use of courseware and the use of handwriting board. We communicate with teachers upon unsatisfactory performance results.

Our promotion standard and career path are clear and transparent. To incentivize our teachers, they receive competitive compensation and are promoted based on an evaluation of a set of KPIs on a semi-annual basis. Highly ranked and experienced Zhangmen One-on-One teachers have opportunities to become teachers for Zhangmen Small Class or premium courses for Zhangmen One-on-One, or content development specialists, where they are offered with better compensation packages. We believe our teacher evaluation system not only nurtures teachers, but also incentivize self-improvement. As a result, although our teachers are highly sought after by other educational institutions, the attrition rate of our full-time teachers was only 16.4% in 2020, compared with the industry average of other online K-12 one-on-one after-school tutoring service providers of over 40% in 2020.

Teaching Support

We empower our teachers with comprehensive smart teaching tools to set them free from prolonged administrative and operational matters so that they can focus on their teaching.

Our system can automatically generate class schedules based on the students’ requests and teachers’ availability. We have a comprehensive content library that is constantly refined to align with localized curriculum and examination objectives. Leveraging our large database and AI algorithm advantages, we automatically generate course materials and practice exercises based on the tags in relation to the student’s learning progress, allowing teachers to focus on teaching itself, which increases their overall efficiency and productivity.

Online Education Platform

Our online courses are offered through our PC terminal and mobile applications in a live streaming format, other than Xiaoli (formerly known as Zhangmen AI), which uses pre-recorded videos. Students may attend online courses, review course materials, complete pre-class quizzes, watch past online courses, and complete practice exercises and problem sets through these portals.

We provide various interactive features to create an immersive learning experience. For example, we equip our teachers with a smart handwriting panel connected with a screen which enables a clear and real-time view of the whiteboard-writing for the students. Students may raise questions to our teachers in class, interact with other students through live-chat box, and contact our IT team to provide real-time technical support. Teachers may utilize the interactive board to highlight specific text phrases or knowledge points to students.

We have built a user-friendly interface for students accessing our online courses through our PC terminal and mobile apps. Our main mobile apps include Zhangmen One-on-One (including a special version for parents), Zhangmen Small Class, Zhangmen Kids and Xiaoli.

Our Students

In 2019, 2020 and the three months ended March 31, 2021, 14.8%, 22.4% and 19.9% of our paid student enrollments for Zhangmen One-on-One were in elementary school, 38.0%, 42.7% and 43.0% of our paid student enrollments for Zhangmen One-on-One were in junior middle school, and 47.2%, 34.9% and 37.1% of our paid student enrollments for Zhangmen One-on-One were in high school, respectively.

Tuition Fees

Our tuition fees are charged based on the number of class hours per paid course package for Zhangmen One-on-One and Zhangmen Kids. Our standard tuition fees for Zhangmen One-on-One ranged from RMB3,899 (US$595) to RMB17,799 (US$2,717) per paid course package in 2020, and from RMB4,299 (US$656) to RMB18,799 (US$2,869) for the three months ended March 31, 2021. Students can choose to use their course package to attend our standard courses or our premium courses for Zhangmen One-on-One. Our premium courses for Zhangmen One-on-One are charged at double the price of our standard courses. We generally raise our standard tuition fees every six months for our one-on-one courses. Net revenues from our one-on-one courses increased from RMB2,507.6 million in 2019 to RMB3,739.6 million (US$570.8 million) in 2020, and from RMB1,071.6 million for the three months ended March 31, 2020 to RMB1,174.8 million (US$179.3 million) for the same period of 2021. Between 2019 and 2020, and the first quarter of 2020 and 2021, our average course fee per class hour of our standard one-on-one courses increased by 3.6% and 1.3%, respectively. Our standard tuition fees for Zhangmen Kids ranged from RMB1,999 (US$305) to RMB11,980 (US$1,829) per paid course package in 2020, and the same for the three months ended March 31, 2021. Our standard tuition fees for Xiaoli courses ranged from RMB99 (US$15) to RMB299 (US$46) per paid course in 2020, and from RMB99 (US$15) to RMB699 (US$107) for the three months ended March 31, 2021. We generally provide students of Xiaoli courses with unlimited access to the pre-recorded courses for a period of 12 months.

Our tuition fees are charged per paid course for Zhangmen Small Class. Our standard tuition fees for Zhangmen Small Class ranged from RMB699 (US$107) to RMB1,998 (US$305) per paid course in 2020 and for the three months ended March 31, 2021.

Our course fees are generally collected in full upon enrollment. For Zhangmen One-on-One and Zhangmen Kids, if students withdraw from a course before the start of the fourth classes and within 31 days upon enrollment, they are offered a full, unconditional refund after deducting certain management fees; if students withdraw from a course after 31 days or after the first three classes upon enrollment, we offer refunds for any remaining classes to the students after charging an administration fee. For Zhangmen Small Class, if students withdraw from a course before the start of the third classes upon enrollment, they are also offered a full, unconditional refund; if students withdraw from a course after the first two classes upon enrollment, we offer refunds for any remaining classes to the students after charging an administration fee. The tuition fees for Xiaoli (formerly known as Zhangmen AI) courses are non-refundable as such pre-recorded courses are delivered to students upon their enrollment.

We offer an installment payment option to students, under which the parents of students obtain loans from accredited lending platforms and companies in China. The parent is obligated to repay the loan over periods ranging from 3 months to 12 months to such third-party lending platforms, who remit to us the total amount of tuition fees by way of the student’s entrustment, after the student’s enrollment in our courses and charge us a service fee.

Sales and Marketing

Marketing channels

Branding

We are focused on promoting our Zhangmen brand to increase the overall effectiveness of our sales and marketing efforts. In 2017, we engaged Lei Huang, a well-known actor in China as our brand ambassador.

Online channels

We place online and mobile advertisements mainly on search engines and conduct marketing on social media platforms in China. Our media accounts hosted on third-party social networking platforms, such as WeChat, also promote our courses and publish useful articles appealing to K-12 students and their parents. We take advantage of online sales events such as “6.18,” Singles’ Day and Double 12 Day, and offer course packages of attractive prices.

Offline channels

We promote our platform through a variety of offline marketing and brand promotion activities, such as display advertisements in public, precise marketing campaign events. We had over 70 experience stores in China to promote our Zhangmen Small Class as of the date of this prospectus and we expect to open more in the near future. We set the locations of our experience stores in regions with high foot traffic. Our sales and promotion team introduces our course offerings and holds trial courses for prospective students in our experience stores. Each experience store typically has 5 to 10 sales staff.

Sales Process

Referrals

We generate sales leads from word-of-mouth referrals by our students and parents. We believe our high-quality course offerings and satisfactory student experience will continue to contribute to word-of-mouth referrals. In 2020, over 50% of our net revenues from our Zhangmen One-on-One program was generated from new student enrollments through word-of-mouth referrals.

Display advertisement

Our sales editorial team produces display advertisement content generally in the format of launch screen display, banners, videos and rich media. The display advertisements are generally distributed through social media platforms.

Trial lessons

The sales leads generated by our various marketing channels are initially handled by our tele-marketing teams. The primary function of our tele-marketing personnel is to encourage prospective students who have registered their information on our online and mobile platforms to sign-up for trial lessons, and to gather basic information and requirement of the students.

We offer trial lessons to prospective students. In addition to giving prospective students a preview of our immersive learning experience, we also use trial lessons to assess the learning progress of prospective students. Our system will automatically recommend suitable teachers to students according to their respective characteristics and learning objectives. If the student is satisfied with the trial course, our marketing team will facilitate the students and parents to complete the purchase of our course packages.

Students who have enrolled in one program can also select other programs based upon their evolving needs. For example, a Zhangmen Small Class student may choose to take Zhangmen One-on-One to tackle any weakness in a specific subject, or vice versa.

Our Student Service Staff

After a student has purchased a course package, the student is assigned to a student service staff member who will help with class scheduling and address questions from the student and parents from time to time. The student service staff member will track the learning progress, assist students with future lesson bookings and course selection to increase their activity level on our platform and regularly communicate with our students and parents to solicit their feedback on our education program, such as teaching quality and learning experience. We engage reputable third-party service providers to enlist ideal candidates for our student service staff. Applicants must go through our interviews and written tests.

We use various KPIs to measure the performance of our student service staff, including student-teacher interactions, parent satisfaction rate and automatic system ratings. Our student service staff receive base salary and merit-based bonuses depending on the KPIs. We also offer clear and transparent promotion standard and career path for them.

Technology and Infrastructure

Our technology and product development team included software engineers, designers and product managers, and consisted of 789, 1,029 and 972 employees as of December 31, 2019 and 2020 and March 31, 2021, respectively. Our products and technology team includes top-tier talents with a master’s degree in computer science, and work experiences in Baidu, Tencent and Alibaba. Our products and technology team is responsible for maintaining the reliability of our network infrastructure, developing big data and AI technologies, and operating and upgrading our business intelligent system.

Network Infrastructure

We have built a reliable and stable network infrastructure to ensure high availability and a low risk of downtime. We currently utilize third-party clouds in China to host our network infrastructure, including AliCloud, IDC and Huawei Cloud. Our IT department regularly monitors the performance of our website, mobile apps, and infrastructure to enable us to respond quickly to potential problems.

Big Data and AI

Our big data and AI technologies significantly improve the efficiency and precision of our content development and recommendation efforts.

Our algorithm technologies, together with our natural language technologies, can generate problem sets, examination papers and knowledge points recorded in our system. We have applied various AI and machine learning technologies in multiple areas, such as personalized course recommendation. Our algorithm-based recommendation system provides the foundation for our capabilities to automatically generate course materials. Through in-depth analysis of weaknesses and areas for improvement on class-wide and personal levels and the identification of the underlying commonalities among questions in terms of difficulty levels and knowledge points, the recommendation system can recommend course materials and practice exercises tailored to the academic weakness of each student, so as to maximize the effectiveness and efficiency of learning. Through in-depth analysis of in-class interactions with students, teaching styles, feedback from students and teachers and locations, the recommendation system can also recommend the most suitable teacher for each specific student based on their attributes.

Our AI system evaluates each online course by analyzing student-teacher interaction frequency. We will re-view the lesson if the frequency is lower than our standard, which is used to ensure the consistent high-quality of our online courses.

Our AI system can also automatically handle course scheduling, course material and practice exercise generation, and complaints from students and parents.

Business Intelligence System

We have adopted a business intelligence system which standardizes our operations and enables us to share insights accumulated across different service offerings and quickly launch new service offerings.

We have digitalized each critical step of our operations and centralized our key operating functions, including student acquisition and conversion, curriculum development, and teacher management. We free our teachers from prolonged administrative and monotonous tasks, allowing them to focus on their teaching and deliver an effective learning experience. Our system empowers our employees with automated workflows, such as scheduling courses, analyzing student assignments, and tracking student feedback.

Data Privacy and Security

We are committed to protecting our students and parents’ personal information and privacy. We have established and implemented a strict platform-wide policy on data collection, processing and usage. We collect personal information and other data that is related to the services we provide, with students and parents’ prior consent.

To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data security program. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with access authorization.

We back up our core data on a real-time basis and other data on a daily basis in separate and various secured data back-up systems to minimize the risk of data loss.

Content Monitoring

We implement strict monitoring procedures to remove inappropriate or illegal content from our live course, messages and other content on our platform.

Our dedicated content monitoring personnel are responsible for monitoring and preventing the release of inappropriate or illegal content on our platform. When any inappropriate or illegal content is identified, we promptly remove the content.

Our content monitoring team employs systematic monitoring procedures that include machine screening and manual review based on the latest laws and regulations.

Competition

The online education industry in China is competitive. We face competition from other online educational service providers, offline one-on-one education service providers, and large private education service providers.

We compete primarily on the basis of the following factors:

•	scope and quality of course offerings;

•	quality and performance of our teachers;

•	overall student experience and satisfaction;

•	ability to effectively market course offerings to a broad base of prospective students;

•	ability to provide personalized learning experience leveraging the big data and AI capabilities; and

•	brand recognition.

We believe that we are well positioned to effectively compete on the basis of the factors listed above. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do.

Our People

We had 24,829, 21,839 and 18,522 full-time employees as of December 31, 2019 and 2020 and March 31, 2021, respectively. All of our full-time employees are located in China. The following table sets forth the number of our full-time employees as of December 31, 2019 and 2020 and March 31, 2021, respectively.

Function:	As of December 31, 2019	As of December 31, 2020	As of March 31, 2021
Teaching and content development	16,135	14,515	14,180
Education program consultants	4,486	2,969	853
Student service staff	2,615	1,895	749
Technology and product development	789	1,029	972
General and administrative	605	988	1,376
Others	199	443	392

Total	24,829	21,839	18,522

We enter into employment contracts with our full-time employees which contain standard confidentiality and non-compete provisions. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

In addition, as of March 31, 2021, we had 11,995 full-time teachers, 7,843 education program consultants and 7,006 student service staff supplied by third-party service providers. In addition to our full-time teachers, our students were also served by 20,648 part-time teachers as of March 31, 2021. We engage third-party service providers through service agreements to help us recruit, train and manage teachers, student service staff and sales and marketing personnel. Under the service agreements, the third-party service providers agree to choose appropriate candidates based on our requests, provide necessary training to these personnel and manage them to follow our protocols. We settle payment of service fees to these third-party service providers generally on a monthly basis. The service agreements generally have a term of one to two years and may be renewed based on mutual consent. These teachers, student service staff and sales and marketing personnel enter into employment or service contracts with the third-party service providers and are not our employees. The service agreements between the third-party service providers and us, as well as the employment or service contracts between the third-party service providers and these personnel, contain confidentiality provisions governing their services to us. For risks relating to such arrangements under PRC labor law, see “Risk Factors—Risks Relating to Our Business and Industry—Increases in labor costs and compliance with stricter labor laws in the PRC may adversely affect our business and results of operations.”

Under the applicable regulations in China, we are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of the salaries, bonuses and certain allowances of employees, up to a maximum amount specified by the local governments in China from time to time at locations where our employees are based.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

Facilities

Our principal executive offices are located in Shanghai, China, and we have also leased offices in a number of other cities in China. Information on our leased properties as of March 31, 2021 is summarized below.

Location	Gross Floor Area (in thousands of square meters)	Lease term (years)
Shanghai	47.5	2 to 4
Others	86.9	2 to 5.4
Total	134.4

We lease all of the facilities that we currently occupy from independent third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Intellectual Property

Our patents, trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish our courses and services from those of our competitors and contribute to our ability to compete in our target markets. We rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with employees to protect our intellectual property rights. In addition, under the employment agreements we enter into with our employees, they acknowledge that the intellectual property made by them in connection with their employment with us are our property. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

As of March 31, 2021, we have been granted 9 patents and submitted 25 patent applications in China, registered 249 domain names relating to our business, including our https://www.zhangmen.com/ website, 60 software copyrights and 236 trademarks in China.

Insurance

We do not maintain any liability insurance or property insurance policies covering students, equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

We operate our business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, the country’s highest legislative body, the State Council, the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the Ministry of Education, or the MOE, the Ministry of Industry and Information Technology, or the MIIT, the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce), or the SAMR, and the National Press and Publication Administration (formerly known as the State Administration of Press Publication Radio Film and Television). This section summarizes the principal PRC regulations related to our business.

Regulation Relating to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural persons, enterprises, or other organizations of a foreign country, “foreign-invested enterprises”, or FIEs, means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review. In addition, the Implementation Rules of the Foreign Investment Law, effective on January 1, 2020, clarifies that the Foreign Investment Law and its implementation rules also apply to investments by FIEs in China.

On December 26, 2019, the Supreme People’s Court of China promulgated the Interpretations on Certain Issues Regarding the Application of Foreign Investment Law, effective on January 1, 2020, pursuant to which “investment contracts” are defined as relevant agreements formed as a result of direct or indirect investments in China by foreign investors, namely, foreign individuals, foreign enterprises or other foreign organizations, including contracts for establishment of foreign investment enterprises, share transfer contracts, equity transfer contracts, contracts for transfer of property or other similar interests, contracts for newly-built projects and etc. Any claim to invalidate an investment contract will be supported by courts if such investment contract is decided to be entered into for purposes of making foreign investments in the “prohibited industries” under the negative list or for purposes of investing in the “restricted industries” without satisfaction of conditions set out in the negative list.

Regulation Relating to Foreign Investment Restrictions

According to the latest Special Administrative Measures for the Entry of Investment (Negative List), or the Negative List, promulgated by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, effective on July 23, 2020, the provision of value-added telecommunications services falls in the restricted industries and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communication, store-and-forward and call center).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, as last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulates that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in an FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

Regulation Relating to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, effective on March 1, 2016 and as amended on June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or the ICP Measures, promulgated by the PRC State Council and as last amended on January 8, 2011, sets forth more specific rules on the provision of internet information services. According to the ICP Measures, any company that engages in the provision of commercial internet information services must obtain a sub-category VATS License for Internet Information Services, or the ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through the internet for profit making purpose. According to the ICP Measures, internet information service providers cannot produce, duplicate, publish or disseminate information that (i) is against any fundamental principles set out in the Constitution Law of China; (ii) endangers the national security, leaks the national secrets, incites to overthrow the national power, or undermines the national unity; (iii) damages the national honor or interests; (iv) incites the ethnic hatred and ethnic discrimination or undermines the solidarity among all ethnic groups; (v) undermines the national policies on religions and advocates religious cults and feudal superstition; (vi) disseminates rumors to disrupt the social order and undermines the social stability; (vii) disseminates the obscene materials, advocates gambling, violence, killing and terrorism, or instigates others to commit crimes; (viii) humiliates or defames others or infringes the legitimate rights and interests of others; and (ix) is otherwise prohibited by laws and regulations.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet apps is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and came into effect on August 1, 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Relating to Private Education

The Education Law of PRC, or the Education Law, sets forth provisions relating to the fundamental education systems of China, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law, which was last amended on December 29, 2018. Pursuant to the Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools must be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On April 7, 2021, the State Council promulgated the amended Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or the Amended Implementation Regulations of Private Education Law, which will become effective on September 1, 2021. The Amended Implementation Regulations of Private Education Law provides that, among others, carrying out online education activities using internet technology is encouraged by the State and shall be in compliance with internet management related laws and regulations. A private school engaging in online education activities using internet technology shall obtain relevant private school operating permit. Moreover, a private school engaging in online education activities using internet technology shall establish and implement internet security management systems and technical measures for security protection. Upon discovery of any information of which the release or transmission is prohibited by relevant laws or regulations, the private school shall immediately stop the transmission thereof and take measures such as deletion so as to prevent the information from spreading. Relevant records shall be kept and reported to the relevant competent authorities.

As advised by our PRC counsel, Tian Yuan Law Firm, we may need to obtain the private school operating permit as an online tutoring service provider, according to the Amended Implementation Regulations of Private Education Law. We intend to apply for this permit when the regulatory authorities issue detailed rules setting forth the level of government authorities in charge of permit review and issuance and when the government authorities start to accept applications around September 1, 2021. We have made filings with the regulatory authorities as an online after-school training institution according to Online After-School Training Opinions. Based on our consultation with relevant government authorities, as we have made the foregoing filings, we do not perceive material obstacles for us to obtain the private school operating permit. For potential risks on our business due to the Amended Implementation Regulations of Private Education Law, see “Risk Factors—Risk Factors Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. In addition, uncertainties exist in relation to new legislation or proposed changes in the PRC regulatory requirements regarding online private education, which may materially and adversely affect our business, financial condition and results of operations.”

Regulation Relating to After-school Tutoring and Educational Apps

On February 13, 2018, the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Inspections on After-school Training Institutions, pursuant to which the government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and publicly present the classes, courses, target students, class hours and other information relating to their academic training courses (primarily including courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of primary and secondary schools. In addition, primary and secondary schools may not reference the student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the General Office of the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates the after-school training institutions targeting students in elementary and middle schools. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements. For example, after-school training institutions are required to (i) have a training premise that satisfies specific safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant requirements relating to fire safety, environmental protection, hygiene, food operation and others; (iii) purchase personal safety insurance for their students to reduce safety risks; and (iv) avoid hiring any teachers who are working concurrently in primary or secondary schools, and ensure that teachers tutoring in academic subjects (such as Chinese, mathematics, English, physics, chemistry and biology) have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule or any training activities associated with student admission, and they are not allowed to organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions cannot exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Moreover, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it must concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). With respect to online education service providers, State Council Circular 80 provides a principle that regulatory authorities of networking, culture, information technology, radio and television industries should cooperate with regulatory authorities of education in supervising online education in their relevant industry. On May 6, 2020, the General Office of the MOE promulgated the Notice on the Negative List of Advanced Trainings for Six Compulsory Education Subjects (for Trial Implementation), which, in accordance with the State Council Circular 80, prohibits after-school training institutions from providing advanced trainings that do not follow the formal school curricula to the students in primary school and secondary school, and further defined activities that will be regarded as advanced training in the subjects of Chinese, mathematics, English, physics, chemistry and biology.

To strengthen the prevention and control of myopia among children and teenagers, the MOE, the SAMR, and certain other government authorities issued the Comprehensive Implementation Plan for Myopia Control in Children and Teenagers in August 2018, which requires, among others, that the schools (i) shall use electronic devices based on the principal of necessity, shall not rely on electronic devices for teaching and homework assignment and shall rather assign paper-based homework in principle, and shall limit use of electronic devices to no more than 30% of total teaching time; and (ii) shall strictly implement the learning and development guidelines for children aged from 3 to 6, pay attention to the importance of child life and play and avoid “primary school” teaching.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, which provides that provincial regulatory authorities of education should be responsible for being filed with the training institutions that use internet technology to provide online training and target primary and secondary school students. Provincial regulatory authorities of education should supervise the online after-school training institutions based on the policies regulating the offline after-school training institutions. In addition, online after-school training institutions are required to file the information of their courses, such as names, contents, target students, syllabi and schedules with the relevant provincial regulatory authorities of education and publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful Apps in Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, should conduct comprehensive investigations on Apps in their campus, and should call off using any Apps containing harmful contents (such as commercial advertisements and internet games) or increasing the burden to the students, and (ii) a filing and reviewing system of learning Apps should be established.

On August 10, 2019, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps, or the Opinions on Educational Apps, which requires, among others, mobile Apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculties, students or parents as the main users and with education or learning as the main application scenarios, are educational Apps, which should be filed with competent provincial regulatory authorities for education. The Opinions on Educational Apps also requires, among others, that (i) each provider of educational Apps should obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity before the completion of filing; (ii) the educational Apps with main users under the age of 18 should limit the use time of its App, specify the range of suitable ages, and strictly monitor the content in its App; (iii) if any educational App will be introduced as a mandatory App to students in any school, such educational App should be approved by the applicable school through its collective decision-making process and be filed with the competent regulatory authorities for education; and (iv) the educational Apps selected by regulatory authorities for education and schools as the teaching or management tools are not allowed to charge any fees to students or parents or offer any commercial advertisements or games. On November 11, 2019, the MOE issued the Administrative Measures on Filing of Educational Mobile Apps. In 2020, the MOE established a public channel that can be used to submit complaints with respect to educational apps and set a penalty points system based on the severity of the complaints. For serious complaints substantiated by relevant government authorities, an appropriate number of penalty points is recorded for the relevant educational app provider, and remedial measures also may be required. In the event that an educational app provider receives 12 or more penalty points within 12 months or certain types of serious complaints, the MOE may revoke such provider’s filing, blacklist such provider, remove its educational app from the app store, publicize the complaint or prohibit such provider from submitting any filings for six months. Complaints can be made against both educational app providers and users regarding a variety of matters including failure to file or obtain relevant permits; illegal or inappropriate information; inappropriate collection and use of personal information; and violation of relevant requirements for primary and secondary schools and online after-school training programs.

On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-school Training Provided to Primary and Secondary School Students, which requires the local competent regulatory authorities to guide the relevant parties to use the form of service contract for after-school training activities provided to primary and secondary school students. The form of service contract covers the obligations and rights of parties involved in the after-school training, including detailed provisions on training fees, refund arrangement and default liabilities.

On October 16, 2020, the General Office of the MOE and the General Office of the SAMR jointly promulgated the Notice on the Centralized Rectification of After-school Tutoring Institutions’ Illegal Acts of Infringing Consumers’ Rights by Using Unfair Standard Terms. The Notice stipulates that local education and market regulation authorities shall increase the efforts for the investigation of after-school tutoring institutions’ illegal acts which infringes consumers’ rights by using unfair standard terms to exempt them from their own responsibility, increase consumers’ liability and exclude consumers’ legal rights.

The Minors Protection Law issued by the Standing Committee of the National People’s Congress on September 4, 1991, was recently amended on October 17, 2020, which took effect on June 1, 2021. According to the amended Minors Protection Law, kindergartens and after-school training institutions may not carry out primary school curriculum education for minors that are not yet school age, and online education products and services which are targeted at minors shall not include any links to online games or push any advertisements and other information irrelevant to teaching.

The General Office of the MOE enacted the Notice of Strengthening the Management of Homework for Compulsory Education on April 8, 2021, which requires that the local governments shall implement prohibition measures on leaving homework as an important part of the daily supervision on after-school training institutions in accordance with relevant regulations, and in order to avoid reducing the burden in schools but increasing the burden after-school, after-school training institutions shall not leave homework to primary and secondary school students.

Regulation Relating to the Online After-School Training

The MOE and certain other PRC government authorities jointly promulgated the Implementation Opinions on Regulating Online After-school Training, or the Online After-school Training Opinions, as effective on July 12, 2019. The Online After-school Training Opinions is to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. The Online After-School Training Opinions requires, among others, that online after-school training institutions should file with the competent provincial regulatory authorities of education and such regulatory authorities of education, jointly with other provincial government authorities, should review the filings and qualifications of the online after-school training institutions.

With respect to the filing requirements, the Online After-school Training Opinions provides, among others, that (i) an online after-school training institution should file with the competent provincial regulatory authorities of education after it obtains the ICP License and the grade evaluation report for the graded protection of cybersecurity; (ii) the materials need to be filed by the online after-school training institutions include, among others, the materials related to the institution (such as the information on their ICP Licenses and other relevant licenses), the management systems used for protection of personal information and cybersecurity, the training content and the training personnel; and (iii) the competent provincial regulatory authorities of education should promulgate local implementing rules on filing requirements, which should focus on training institutions, training content and training personnel.

The Online After-school Training Opinions further provides that the competent provincial regulatory authorities of education should, jointly with other provincial government authorities, review the filings and qualifications of the online after-school training institutions, focusing on the following matters: (i) the training content should not include online games or other content or links irrelevant with the training itself, and should not be beyond the scope of relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. The training content and data should be stored for more than one year, among which the live streaming teaching videos should be stored for more than six months; (ii) each course should not be longer than 40 minutes and should be taken at intervals of not less than 10 minutes, and the training time should not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education should not end later than 9:00 p.m., and no homework should be left for primary school students in Grade 1 and Grade 2. The online after-school training platforms should have eye protection and parental supervision functions; (iii) the online after-school training institutions should not hire any teachers who are currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ platforms and course interfaces should present the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their parents, the online after-school training institutions should verify the identification information of each student, and should not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy should be specifically presented on the training platforms. The prepaid fees can only be used for education and training purposes, and cannot be used for other investment activities. The periods for which tuition is charged shall be consistent with its respective curriculum and the online after-school training institutions shall not engage in excessive marketing, make false or misleading promotion, or overstate the effect of the product. If the prepaid fees are charged based on the number of classes, the prepaid fees are not allowed to be collected in a lump sum for more than 60 classes. If the prepaid fees are charged based on the length of the learning period, the prepaid fees are not allowed to be collected for a learning period of more than three months; and (vi) the online after-school training institutions with incompliance or issues identified by the competent provincial regulatory authorities of education must complete the rectification, and would be subject to fines, administrative order to suspend operations or other administrative sanctions if they fail to complete the rectification in time.

On April 21, 2020, the Ministry of Human Resources and Social Welfare and other government authorities jointly promulgated the Notice of Implementing the Phased Measures of “Taking Certificate after Starting Career” for Certain Occupations under COVID-19, pursuant to which all college graduates who are eligible for the teacher qualification examination and meet the requirements of teacher qualification regarding ideological and political criteria, language skills and physical conditions are allowed to start to engage in the related work of education before obtaining the teacher qualification licenses. The teacher qualification licenses would not be a mandatory precondition for college graduates if they are hired prior to December 31, 2020.

Regulation Relating to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via the internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

On March 10, 2017, the SAPPRFT issued the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which revised the previous version issued on March 17, 2010. According to the Categories, there are four categories of internet audio and video programs services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online.

Regulation Relating to Internet Live Streaming Services

On November 4, 2016, the CAC issued the Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” is defined as the activities of continuously releasing real-time information to the public based on the internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” are defined as the operators that provide internet live-streaming platform service. In addition, the internet live-streaming service providers should take various measures during operation of their services, such as examining and verifying the authenticity of the identification information, and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services should file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies on August 1, 2018, the live streaming services providers are required to file with the local public security authority within 30 days after they commence the service online.

Regulation Relating to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, promulgated by the SAPPRFT are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from the SAPPRFT or its local branches.

Regulation Relating to Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), on February 17, 2011 and last amended on December 15, 2017, requires internet information services providers engaging in commercial “internet culture activities” to obtain an internet culture business operating license from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

On May 14, 2019, the General Office of MOCT promulgated the Notice on Adjusting the Scope of Internet Culture Business Operating License and Further Standardize the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

Regulation Relating to Online Publishing

On February 4, 2016, the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which came into effect on March 10, 2016. Under the Online Publishing Provisions, any entity providing online publishing services shall obtain an Online Publishing Services Permit. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

Regulation Relating to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC governmental authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the SCNPC on December 28, 2000 and amended on August 27, 2009, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security, or MPS, has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the MPS on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC on August 29, 2015, which became effective on November 1, 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (x) sells or provides personal information to others in a way violating the applicable law, or (y) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC on November 7, 2016, effective as of June 1, 2017, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information, including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The PRC Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; and (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the MPS on September 15, 2018 and became effective on November 1, 2018, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps on January 23, 2019 to implement special rectification works against mobile Apps that collect and use personal information in violation of applicable laws and regulations, where business operators are prohibited from collecting personal information irrelevant to their services, or forcing users to give authorization in a disguised manner. On November 28, 2019, the National Internet Information Office, the MIIT, the MPS and the SAMR further jointly issued a notice to classify and identify illegal collection and use of personal information.

On August 22, 2019, the Office of the Central Cyberspace Affairs Commission issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14 via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for protection of personal information for children under the age of 14, inform their guardians in a noticeable and clear manner, and shall obtain the consent of their guardians. When obtaining the consent of their guardians, network operators shall explicitly disclose several matters, including, without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of such personal information, and methods for correcting and deleting such personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing such personal information, network operators shall comply with certain regulatory requirements, including, without limitation, that network operators shall designate specific personnel to take charge of the protection of such personal information and shall strictly grant information access authorization for their staff to such personal information under the principle of minimal authorization.

Pursuant to the Notice on Promulgation of the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was promulgated by the CAC, the MIIT and certain other government authorities on March 12, 2021 and became effective on May 1, 2021, “necessary personal information” refers to the personal information necessary for ensuring the normal operation of an app’s basic functional services, without which the app cannot achieve its basic functional services. For learning and education app, the basic functional services include, among others, “online tutoring and online classes” and the necessary personal information is mobile phone numbers of registered users.

According to the PRC Civil Code which became effective on January 1, 2021, a natural person has the right of privacy and the personal information of a natural person will be protected in accordance with law. Information processors may not divulge or tamper with the personal information collected or stored by them and may not illegally provide any natural person’s personal information to others without the consent of such natural person.

The SAMR promulgated the Measures for the Supervision and Administration of Online Transactions, which took effect from May 1, 2021. The measures require that online transaction operators shall not force customers, whether or not in a disguised manner, to consent to the collection and use of information not directly related to their business activities by means of one-off general authorization, default authorization, bundling with other authorizations, or the suspension of installation and use. Otherwise, such online transaction operator may be subject to fines and consequences under related laws and regulations, including without limitation suspension of business for rectification and revocation of permits and licenses.

Regulation Relating to Publishing

Under the Administrative Provisions on the Publications Market, which was jointly promulgated by the SAPPRFT and the MOFCOM on May 31, 2016 and became effective on June 1, 2016, any enterprise or individual who engages in publishing activities shall obtain a publishing license from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Relating to Advertising, Promotion and Pricing

The principal regulations governing advertising businesses in China are the PRC Advertising Law as last amended on October 26, 2018 and the Advertising Administrative Regulations issued on October 26, 1987. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAMR or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute is true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAMR or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

The PRC Pricing Law is promulgated by the SCNPC on December 29, 1997 and became effective on May 1, 1998. Pursuant to the PRC Pricing Law, an operator is prohibited from using false or misleading pricing methods to induce consumers or other operators to enter into transactions with it. Otherwise, such operator may be subject to penalties, including orders to make correction, confiscation of illegal income, fines, orders to cease operation for rectification or revocation of the business licenses.

In addition, the Anti-Unfair Competition Law promulgated by the Standing Committee of the National People’s Congress, last amended on April 23, 2019 require that business operators shall not make false or misleading commercial promotion for the performance, functions, quality, sales, user evaluation, accolades etc. as to defraud or mislead customers.

Regulation Relating to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and last revised it on November 11, 2020, effective on June 1, 2021. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet software products, audio-visual works and any other intellectual achievements which comply with the characteristics of the works. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated the Computer Software Protection Regulations which came into effect on January 1, 2002 and was last amended on January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, as amended on May 19, 2004, which applies to software copyright registration, license contract registration and transfer contract registration.

Patents

The SCNPC adopted the Patent Law of the PRC in 1984 and last amended it on October 17, 2020, effective on June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant varieties or methods of nuclear transformation and substances obtained by means of nuclear transformation. The Patent Office under the National Intellectual Property Administration is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year term for a utility model and a fifteen-year term for a design, all starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law, which was adopted in 1982, last revised in April 2019 and became effective in November 2019, as well as its implementation rules adopted in 2002 and revised in 2014. The Trademark Office of National Intellectual Property Administration under the SAMR handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use. An application for registration of a malicious trademark not for use will be rejected and those who apply for trademark registration maliciously will be given administrative penalties of warnings or fines according to the circumstances; those who file trademark lawsuits maliciously will be punished by the people’s court according to applicable laws.

Domain Name

The Administrative Measures on Internet Domain Names, or the Domain Name Measures, were promulgated by the MIIT on August 24, 2017, and came into effect on November 1, 2017. According to the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

On May 28, 2020, the National People’s Congress approved the Civil Code of PRC, which took effect on January 1, 2021. Under the Civil Code, if an offender intentionally infringes upon the intellectual property rights of others and the circumstance is severe, the infringed party shall have the right to request for the corresponding punitive compensation.

Regulation Relating to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law effective from January 1, 1995 and last amended on December 29, 2018 and the PRC Labor Contract Law effective from January 1, 2008 and amended on December 28, 2012, a written labor contract shall be executed by an employer and an employee when the employment relationship is established, and an employer is under an obligation to sign an unlimited-term labor contract with any employee who has worked for the employer for ten consecutive years. Furthermore, if an employee requests or agrees to renew a fixed-term labor contract that has already been entered into twice consecutively, the resulting contract must have an unlimited term, with certain exceptions. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from 5 to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC, which was promulgated on October 28, 2010 and amended on December 29, 2018, has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation, or the SAT, will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, which was promulgated on April 3, 1999 and last amended on March 24, 2019, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees. An employer should undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers should timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of SAFE or its local counterparts has been obtained.

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or

SAFE Circular 19, which became effective on June 1, 2015 and was amended on December 30, 2019. According to SAFE Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of an FIE for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book- entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretionary Foreign Exchange Settlement of the foreign exchange capital of an FIE is temporarily set at 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if an FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of an FIE and capital in Renminbi obtained by the FIE from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for issuance of RMB entrusted loans, repayment of inter- enterprise loans (including advances by the third party) or repayment of bank loans that have been transferred to a third party; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, was promulgated by SAFE on June 9, 2016. Pursuant to SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides a unified standard for the conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in the PRC. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-associated enterprises.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment. On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in an FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of an FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9. PBOC establishes a cross-broader financing regulation system based on the capital or net assets of the micro main body under macro prudential rules, and the legal entities and financial institutions established in PRC including the branches of foreign banks registered in China but excluding government financing vehicles and real estate enterprise, may carry out cross-border financing of foreign currency in accordance with relevant regulations of such system. PBOC Circular 9 provides that, among other things, the outstanding amount of the foreign currency for the entities in cross-border financing shall be limited to the Upper Limit of the Risk Weighted Balance of such entity, which shall be calculated according to the formula provided in PBOC Circular 9. PBOC Circular 9 also provides that during the one-year period started from January 12, 2017, foreign-invested enterprises may choose one method to carry out cross-broader financing in foreign currency either according to PBOC Circular 9 or according to the Interim Provisions on the Management of Foreign Debts. After the end of such one-year period, the method of foreign-invested enterprises to carry out cross-broader financing in foreign currency will be determined by PBOC and SAFE.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation on Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules on February 15, 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year and participate in any stock incentive plan of an overseas publicly listed company are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas-listed company, and complete certain other procedures, unless certain exceptions are available. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Relating to Taxation

Enterprise Income Tax

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, which was last amended on December 29, 2018, and on December 6, 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, which became effective on January 1, 2008 and was amended on April 23, 2019 (or collectively, the PRC EIT Law). The PRC EIT Law applies a uniform 25% enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a preferential 15% enterprise income tax rate rather than the 25% statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as a domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by an FIE in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the mainland China enterprise and certain other conditions are satisfied. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the mainland China resident enterprise; and (iii) it must have directly owned such required percentage in the mainland China resident enterprise throughout the 12 months prior to receiving the dividends.

On February 3, 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers or Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sale of services, intangible assets or immovable properties within the territory of China are also required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Relating to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAMR, the China Securities Regulatory Commission, or the CSRC, and SAFE jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules requires in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that

(i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

PRC Anti-Monopoly Law

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress which became effective on August 1, 2008 and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR which became effective on December 1, 2020 require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State.

On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-monopoly Guidelines for the Internet Platform Economy Sector that aims at specifying some of the circumstances under which an activity of internet platforms may be identified as monopolistic act as well as classifying that concentrations involving variable interest entities shall also be subject to anti-monopoly review.

Regulations on Anti Long-Arm Jurisdiction

The MOFCOM issued the Provisions on the List of Unreliable Entities, or the MOFCOM Order No. 4 of 2020, on September 19, 2020. Pursuant to the MOFCOM Order No. 4 of 2020, the working mechanism shall, according to the investigation results and by taking the following factors into comprehensive consideration, decide whether or not to include a foreign entity concerned in the list of unreliable entities, and make an announcement on such inclusion: (i) the extent of damage caused to China’s sovereignty, security and development interests; (ii) the extent of the damage to the legitimate rights and interests of Chinese enterprises, other organizations or individuals; (iii) whether or not the international economic and trade rules are followed; (iv) other factors that shall be taken into consideration. If a foreign entity is included in the list of unreliable entities, the working mechanism may decide to take one or more of the following measures: (i) restricting or prohibiting the foreign entity from engaging in import or export activities related to China; (ii) restricting or prohibiting the foreign entity’s investment within the territory of China; (iii) restricting or prohibiting the entry of the foreign entity’s relevant personnel or transport vehicles into the territory of China; (iv) restricting or cancelling the work permit, stay or residence qualification of the foreign entity’s relevant personnel in China; (v) imposing a fine corresponding to the seriousness of the case against the foreign entity; (vi) Other necessary measures.

On January 9, 2021, the MOFCOM promulgated the Rules on Counteracting Unjustified Extra-Territorial Application of Foreign Legislation and Other Measures, or the MOFCOM Order No. 1 of 2021. Pursuant to the MOFCOM Order No. 1 of 2021, where a citizen, legal person or other organization of China is prohibited or restricted by foreign legislation and other measures from engaging in normal economic, trade and related activities with a third State (or region) or its citizens, legal persons or other organizations, he/she/it shall truthfully report such matters to the competent department of commerce of the State Council within 30 days. The working mechanism will take following factors into overall account when assessing whether there exists unjustified extra-territorial application of foreign legislation and other measures: (i) whether international law or the basic principles of international relations are violated; (ii) potential impact on China’s national sovereignty, security and development interests; (iii) potential impact on the legitimate rights and interests of the citizens, legal persons or other organizations of China; (iv) other factors that shall be taken into account. If the working mechanism determine that there exists unjustified extra-territorial application of foreign legislation and other measures, MOFCOM may issue an injunction that the relevant foreign legislation and other measures shall not be accepted, executed, or observed. A citizen, legal person or other organization in China may apply for exemption from compliance with an injunction.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yi Zhang	32	Founder, Chairman and Chief Executive Officer
Teng Yu	31	Co-founder, Director and Senior Vice President
Ricky Kwok Yin Ng	46	Director and Chief Financial Officer
Fei Wu*	49	Independent Director Appointee
Jicai Qi*	33	Independent Director Appointee
Mei Luo*	45	Independent Director Appointee

Note:

*

Each of Fei Wu, Jicai Qi and Mei Luo has accepted the appointment as our independent director, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Mr. Yi Zhang is our founder and has served as our chief executive officer since our inception, where he is in charge of our overall strategy formation and management, product development, research and development and content development, and has been our chairman of the board since November 2017. Mr. Zhang received a bachelor’s degree in electrical engineering from School of Electronic Information and Electrical Engineering of Shanghai Jiaotong University.

Mr. Teng Yu is our co-founder and has served as our senior vice president since our inception, where he is in charge of our sales and marketing function, and has been our director since November 2017. Prior to joining us, Mr. Yu worked in the marketing department of Guangzhou Longfei Software Technology Co., Ltd., a subsidiary of Global Market Group Ltd. (LON: GMC). Mr. Yu received a bachelor’s degree in electrical engineering and automation from Zhejiang University.

Mr. Ricky Kwok Yin Ng has served as our director since May 2021 and our chief financial officer since November 2020. Mr. Ng has more than 20 years of financial experience in listings of companies in U.S., Hong Kong and China, audits, corporate mergers and acquisitions and stock issuance for companies. He previously worked for KPMG from 1999 to 2012, with his last role as a senior manager, and served as the chief financial officer of Mingyang Smart Energy Group, a former U.S.-listed company currently listed on the domestic A-share market, from November 2014 to July 2019. Mr. Ng received a bachelor’s degree in accounting from Hong Kong University of Science and Technology. Mr. Ng is a member of Hong Kong Institute of Certified Public Accountants (HKICPA), and has obtained the Qualification of Board Secretary issued by the Shanghai Stock Exchange.

Mr. Fei Wu will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Wu has been a professor at Shanghai Advanced Institute of Finance, or SAIF, Shanghai Jiao Tong University since 2013, teaching courses on Principles of Finance, Venture Capital & Private Equity and Private Wealth Management. Before joining SAIF, Mr. Wu was a professor of finance and an associate dean at the International Institute for Financial Studies, Jiangxi University of Finance and Economics of China from 2010 to 2013. He was on the faculty of the College of Business at Massey University, New Zealand, from 2004 to 2010. Mr. Wu received a Ph.D. in Finance from University College Dublin and a master’s degree in Finance and Investment from University of Aberdeen.

Mr. Jicai Qi will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Mr. Qi has been the founding manager of Fountain Bridge Capital, where he is responsible for the management and investment of the fund, since May

2018. Mr. Qi received a bachelor’s degree in energy and power engineering from Shandong University and a master’s degree in mechanical and power engineering from Shanghai Jiao Tong University.

Ms. Mei Luo will serve as our director starting from the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. Ms. Luo has been an associate professor of Professional Accounting program at the department of accounting of the School of Economics and Management, Tsinghua University, since 2009. She received a bachelor’s degree in economics and accounting from Tsinghua University, and a Ph.D. in accounting from the Haas School of Business of University of California, Berkeley.

Board of Directors

Our board of directors will consist of six directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the NYSE rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract or transaction, or proposed contract or transaction notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We will establish three committees under the board of directors immediately upon the effectiveness of our registration statement on Form F-1 of which this prospectus is a part: an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Fei Wu, Mei Luo and Jicai Qi. Mei Luo will be the chairperson of our audit committee. We have determined that Fei Wu, Mei Luo and Jicai Qi satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Mei Luo qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Teng Yu, Fei Wu and Mei Luo. Teng Yu will be the chairperson of our compensation committee. We have determined that Fei Wu and Mei Luo satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Yi Zhang, Fei Wu and Jicai Qi. Yi Zhang will be the chairperson of our nominating and corporate governance committee. Fei Wu and Jicai Qi satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders. The service of our independent directors may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, direct or end customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB2.0 million (US$0.3 million) in cash to our executive officers and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2018 Option Plan

In June 2018, we adopted the 2018 Option Plan, as amended and restated on February 25, 2021, which we refer to as the 2018 Plan in this prospectus, to secure and retain the services of valuable employees, directors or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

The maximum aggregate number of ordinary shares that may be issued pursuant to all options granted under the 2018 Plan is 93,082,225 ordinary shares. As of the date of this prospectus, options to purchase 8,618,019 ordinary shares have been granted under the 2018 Plan and remain outstanding, excluding options that were exercised, forfeited or canceled after the relevant grant dates, and 7,292,815 ordinary shares remain available to be issued upon exercise of options to be granted under the 2018 Plan.

The following paragraphs summarize the principal terms of the 2018 Plan.

Grant of options. The 2018 Plan permits us to grant a certain amount of options to eligible employees to subscribe for a specified number of our ordinary shares at a specified price during specified time periods.

Plan Administration. The 2018 Plan is subject to the administration of our board of directors, who shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2018 Plan.

Award Agreement. Options granted under the 2018 Plan are evidenced by an option award agreement, which is subject to all applicable terms and conditions of the 2018 Plan and may be subject to any other terms and conditions which are not inconsistent with the 2018 Plan and which the board of directors deems appropriate for inclusion in an option agreement.

Eligibility. We may grant options to employees, consultants and directors as determined by the board of directors.

Vesting Schedule. The 2018 Plan sets forth the vesting schedule as follows. Each option granted under the 2018 Plan shall be subject to a vesting schedule of a four-year period, with 25% immediately following the twelve (12) months, 25% following twenty-four (24) months, 25% following thirty-six (36) months and 25% following forty-eight (48) months, of the date of vesting commencement.

Exercise of Options. Each option agreement shall specify the date when an option becomes exercisable. No option shall be exercisable unless the optionee has signed and delivered an executed copy of the option agreement to us. Our board of directors determines the exercise price for each option grant in its absolute discretion. The date of expiration of each grant may be determined by our board of directors, which should not be later than the tenth anniversary of the date of grant in respect of such option.

Transfer Restrictions. Options granted under the 2018 Plan shall not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge by the optionee unless (i) transferred to us, (ii) transferred by gift to “immediate family” of the optionee, (iii) transferred to or exercised by the optionee’s beneficiary, or, in the absence of a validly designated beneficiary, transferred by will or the laws of descent and distribution, if the optionee dies, (iv) transferred on behalf of the optionee by the optionee’s duly authorized legal representative, if the optionee has suffered a disability, or (v) subject to the prior approval of the committee, transferred to one or more natural persons who are the optionee’s family members or entities owned and controlled by the optionee and/or the optionee’s family members, on the condition that the committee receives evidence satisfactory to it that such transfer is being made for estate and/or tax planning purposes and on a basis consistent with our lawful issuance of securities.

Termination and Amendment. Unless terminated earlier, the 2018 Plan has a term of ten years from its date of effectiveness. Our board of directors may amend, suspend or terminate the 2018 Plan at any time and for any reason; provided, however, that, and in addition to any other shareholder vote required under the Articles or applicable law, any amendment, suspension or termination of the 2018 Plan shall be subject to the approval of our shareholders according to our articles of association if it materially changes the class of persons who are eligible for the grant of options.

2021 Share Incentive Plan

In May 2021, we adopted the 2021 Share Incentive Plan, effective upon the SEC’s declaration of effectiveness of the Form F-1, which we refer to as the 2021 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued under the 2021 Plan shall initially by be 38,000,000 ordinary shares, plus an annual increase on the first day of each fiscal year of our company during the term of this 2021 Plan commencing with the fiscal year beginning January 1, 2022, by (i) an amount equal to 1% of the total number of ordinary shares issued and outstanding on the last day of the immediately preceding fiscal year, or (ii) such number of Shares as may be determined by our board of directors.

The following paragraphs describe the principal terms of the 2021 Plan:

Types of Awards. The 2021 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2021 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2021 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

The following table summarizes, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers in 2020.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Ricky Kwok Yin Ng	3,100,000	Nominal	November 18, 2020	November 17, 2030

As of March 31, 2021, our employees, consultants, and other than directors and executive officers, as a group were granted with options to purchase 20,237,169 ordinary shares under the 2018 Plan, with nominal exercise prices.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 1,386,426,360 ordinary shares outstanding (on an as-converted basis) as of the date of this prospectus, and 1,224,155,349 Class A ordinary shares and 194,878,011 Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As- converted Basis	% of Total Ordinary Shares on an As- converted Basis	% of Aggregate Voting Power***
Directors and Executive Officers**:
Yi Zhang(1)	194,878,011	14.1	—	194,878,011	194,878,011	13.7	82.7
Teng Yu(2)	84,518,827	6.1	84,518,827	—	84,518,827	6.0	1.2
Ricky Kwok Yin Ng	*	*	*	—	*	*	*
Fei Wu†	—	—	—	—	—	—	—
Jicai Qi†	—	—	—	—	—	—	—
Mei Luo†	—	—	—	—	—	—	—
Principal Shareholders:
Genesis Capital Entities (3)	219,427,550	15.8	219,427,550	—	219,427,550	15.5	3.1
Ultimate Vitor II Holdings Limited (1)	194,878,011	14.1	—	194,878,011	194,878,011	13.7	82.7
Demantoid Gem Holdings Limited(4)	145,328,198	10.5	145,328,198	—	145,328,198	10.2	2.1
Wenwei Entities(5)	105,258,287	7.6	105,258,287	—	105,258,287	7.4	1.5
CMC Entities(6)	86,772,609	6.3	86,772,609	—	86,772,609	6.1	1.2
Smart Fish II Holdings Limited(2)	84,518,827	6.1	84,518,827	—	84,518,827	6.0	1.2
SVF II ZEAL SUBCO (DE) PTE. LTD.(7)	80,499,785	5.8	80,499,785	—	80,499,785	5.7	1.1
Shanghai Huasheng Lingfei Equity Investment (Limited Partnership)(8)	76,667,113	5.5	76,667,113	—	76,667,113	5.4	1.1
Dreamax Education II Limited(9)	73,523,672	5.3	73,523,672	—	73,523,672	5.2	1.0

Notes:

*	Aggregate number of shares account for less than 1% of our total ordinary shares outstanding as of the date of this prospectus.
**	Except as indicated otherwise below, the business address of our directors and executive officers is No.82 Tongjia Road, Hongkou District, Shanghai, People’s Republic of China.
***

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our

Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to thirty votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
†

Each of Fei Wu, Jicai Qi and Mei Luo has accepted appointments to be independent directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1 of which this prospectus is a part.

(1)

Represents 194,878,011 ordinary shares held by Ultimate Vitor II Holdings Limited, a British Virgin Islands company. Ultimate Vitor II Holding Limited is controlled by the Ultimate Vitor Family Trust, a trust established under a trust deed between Mr. Yi Zhang as settlor and TMF (Cayman) Ltd. as trustee. Mr. Yi Zhang is the settlor and the sole beneficiary of the Ultimate Vitor Family Trust. Under the terms of the trust deed of this trust, Mr. Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ultimate Vitor II Holdings Limited in our company. Mr. Yi Zhang is the sole director of Ultimate Vitor II Holdings Limited. The registered address of Ultimate Vitor II Holdings Limited is at the offices of Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. All the ordinary shares and preferred shares held by Ultimate Vitor II Holdings Limited will be automatically converted to Class B ordinary shares immediately prior to the completion of this offering.

(2)

Represents 84,518,827 ordinary shares held by Smart Fish II Holdings Limited, a British Virgin Islands company. Smart Fish II Holdings Limited is controlled by the Fish Family Trust, a trust established under a trust deed between Mr. Teng Yu as the settlor and TMF (Cayman) Ltd. as trustee. Mr. Teng Yu is the settlor and the sole beneficiary of the Fish Family Trust. Under the terms of this trust, Mr. Yu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ultimate Vitor II Holdings Limited in our company. Mr. Yu is the sole director of Smart Fish II Holdings Limited. The registered address of Smart Fish II Holdings Limited is at the offices of Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. All the ordinary shares and preferred shares held by Smart Fish II Holdings Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(3)

Represents (i) 62,283,514 Series D preferred shares and 15,211,302 Series E preferred shares held by Genesis Capital I LP, a Cayman Islands exempted limited partnership, (ii) 13,183,129 Series E preferred shares held by YSC Education (BVI) Limited, a British Virgin Islands limited liability company, and (iii) 14,050,147 Series F-1 preferred shares and 114,699,458 Series F-2 preferred shares held by YSC Education I (BVI) Limited, a British Virgin Islands limited liability company. The registered address of Genesis Capital I LP is Mourant Ozannes Corporate Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. The registered address of YSC Education (BVI) Limited and YSC Education I (BVI) Limited is Coastal Building, Wickham’s Cay II, P. 0. Box 2221, Road Town, Tortola, British Virgin Islands. Genesis Capital I LP’s general partner is Genesis Capital Ltd, whose registered address is 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd., which is wholly owned by Mr. Zhijian Peng. YSC Education (BVI) Limited is controlled by Genesis Capital I LP. Genesis Capital Ltd is the general partner of Genesis Capital I LP. Genesis Capital Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng. YSC Education I (BVI) Limited is controlled by Genesis Capital II LP. Genesis Capital II Ltd is the general partner of Genesis Capital II LP. Genesis Capital II Ltd is wholly owned by Yuan Capital Ltd, which is wholly owned by Mr. Zhijian Peng. All the preferred shares held by Genesis Capital I LP, YSC Education (BVI) Limited and YSC Education I (BVI) Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering. Genesis Capital II LP has indicated a non-binding interest that it or its affiliate may purchase an aggregate of up to US$5 million worth of the ADSs being offered in this offering. The numbers in the table above do not take into account the ADSs that Genesis Capital II LP or its affiliate may purchase in this offering.

(4)

Represents 145,328,198 Series D preferred shares held by Demantoid Gem Holdings Limited, a British Virgin Islands limited liability company. The registered address of Demantoid Gem Holdings Limited is Tricor Services (BVI) Limited, P.O. Box 3340, Road Town, Tortola, British Virgin Islands. Demantoid Gem Holdings Limited is owned by various Warburg Pincus funds that are managed by Warburg Pincus LLC. Demantoid Gem Holdings Limited is held by Warburg Pincus China (Cayman), L.P. as to approximately 45.687%. The general partner of Warburg Pincus China (Cayman), L.P. is Warburg Pincus (Cayman) China GP, L.P., the general partner of which is Warburg Pincus (Cayman) China GP LLC. The managing member of Warburg Pincus (Cayman) China GP LLC is Warburg Pincus Partners II (Cayman), L.P., the general partner of which is Warburg Pincus (Bermuda) Private Equity GP Ltd. Charles R. Kaye is the sole Director and Chairman of Warburg Pincus (Bermuda) Private Equity GP Ltd, Ultimate General Partner of Warburg Pincus China (Cayman), L.P., Managing Member and Chief Executive Officer of Warburg Pincus LLC and may be deemed to control the Warburg Pincus entities. Mr. Kaye disclaims beneficial ownership of all shares held by the Warburg Pincus entities. The address of the Warburg Pincus entities is 450 Lexington Avenue, New York, New York 10017. All the preferred shares held by Demantoid Gem Holdings Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(5)

Represents (i) 79,703,434 Series A-2 preferred shares and 8,085,353 Series B preferred shares held by Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC, and (ii) 17,469,500 Series C-1 preferred shares held by Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership), a limited partnership organized under the laws of the PRC. The registered address of Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) is Room 1125, No. 35, Rijing Road, Shanghai Pilot Free Trade Zone, China. The registered address of Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership) is No. 24, Yangxin East Road, Pudong New Area, Shanghai, China. Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)’s general partner is Shunwei Capital Venture Investment Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. is controlled by Mr. Jun Lei, who holds more than 50% of equity interests in Lhasa Economic and Technological Development Zone Shunwei Capital Investment Consulting Co., Ltd. Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership)’s general partner is Shunchuang Venture Capital Partnership (Limited Partnership) of Lhasa Economic and Technological Development Zone, whose general partner is Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone. The shareholders of Shunchuang Capital Management Co., Ltd. of Lhasa Economic and Technological Development Zone are Ms. Wenjing Ma, Mr. Jun Lei and Ms. Liping Cao. The business address of Ms. Wenjing Ma and Ms. Liping Cao is RM801, BLDG D1, Liangmaqiao Office Tower, Dongfangdonglu 19, Chaoyang District, Beijing, China. All the preferred shares held by Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) and Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership) will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(6)

Represents (i) 76,056,513 Series E preferred shares held by CMC Zenith Holdings Limited, a Cayman Islands company, (ii) 7,848,331 Series F-2 preferred shares held by CMC Zenith II Holdings Limited, a Cayman Islands company and (iii) 2,867,765 Series G preferred shares held by Studemont Delta Holdings Limited, a Cayman Islands company. The registered address of CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Each of CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited is wholly owned by CMC Zenith, L.P., whose general partner is CMC Zenith GP, L.P. CMC Zenith GP, L.P.’s general partner is CMC Capital Partners GP II, Ltd. CMC Capital Partners GP II, Ltd. is ultimately controlled by Mr. Ruigang Li. All the preferred shares held by CMC Zenith Holdings Limited, CMC Zenith II Holdings Limited and Studemont Delta Holdings Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(7)

Represents 8,919,716 Series F-1 preferred shares and 71,580,069 Series F-2 preferred shares held by SVF II ZEAL SUBCO (DE) PTE. LTD., a Delaware limited liability company. The registered address of SVF II ZEAL SUBCO (DE) PTE. LTD. is 251 Little Falls Drive, Wilmington, Delaware 19808. SVF II ZEAL SUBCO (DE) PTE. LTD. is wholly owned by SVF II Holdings (DE) L.P. The general partner of SVF II Holdings (DE) L.P. is SVF II Holdings GP (Jersey) Limited, which is wholly owned by SVF II Aggregator (Jersey) L.P. The General Partner of SVF II Aggregator (Jersey) L.P. is SVF II GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). SoftBank Vision Fund II L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P. The manager of SoftBank Vision Fund II LP is SB Investment Advisers (UK) Limited. The general partner of SoftBank Vision Fund II L.P. is SVF II GP (Jersey) Limited, which is ultimately wholly owned by SoftBank Group Corp. (TYO: 9984). All the preferred shares held by SVF II ZEAL SUBCO (DE) PTE. LTD. will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering. SVF II ZEAL SUBCO (DE) PTE. LTD. has indicated a non-binding interest that it or its affiliate may purchase an aggregate of up to US$10 million worth of the ADSs being offered in this offering. The numbers in the table above do not take into account the ADSs that SVF II ZEAL SUBCO (DE) PTE. LTD. or its affiliate may purchase in this offering.

(8)

Represents (i) 70,847,497 Series C-1 preferred shares and (ii) 5,819,616 Series C-3 preferred shares held by Shanghai Huasheng Lingfei Equity Investment (Limited Partnership). The registered address of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) is Building C, No. 888, Huanhu West 2nd Road, Nanhui Xincheng Town, Pudong New Area, Shanghai, China. The general partner of Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) is Shanghai Huasheng Xinhang Equity Investment Management Center (Limited Partnership), the general partner of which is Shanghai Quanyuan Investment Co., Ltd. Shanghai Quanyuan Investment Co., Ltd. is controlled by Huagan (Shanghai) Business Consulting Co., Ltd., which is wholly owned by CR Investment (HK) Limited, through a series contractual arrangements. CR Investment (HK) Limited is wholly owned by CR Investments Corporation. CR Investments Corporation is wholly owned by China Renaissance Holdings Limited, a company listed on the Stock Exchange (stock code: 1911). All the preferred shares held by Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

(9)

Represents 73,523,672 ordinary shares held by Dreamax Education II Limited, a British Virgin Islands company. Dreamax Education II Limited is ultimately owned by Global Online Education Inc. Equity Incentive Trust I, a trust established under a trust deed between us and Futu Trustee Limited as trustee. The trust’s beneficiaries are our employees who transferred shares of our company beneficially owned by them to the trust to be held for their benefit. The trust deed provides that the trustee shall not exercise the voting rights attached to the shares held by Dreamax Education II Limited in our company unless otherwise directed by the advisory committee of the trust, the sole member being Mr. Jiajun Wu, an employee of our company. The registered address of Dreamax Education II Limited is at the offices of Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands. All the ordinary shares held by Dreamax Education II Limited will be automatically converted to Class A ordinary shares immediately prior to the completion of this offering.

As of the date of this prospectus, we had 30,422,605 Series E preferred shares, 8,919,716 Series F-1 preferred shares and 71,580,069 Series F-2 preferred shares held by 3 record holders in the United States, representing approximately 8.0% of our total ordinary shares issued and outstanding on an as-converted basis. As of the date of this prospectus, none of our ordinary shares are held by record holders in the United States.

None of our shareholders has informed us that it is affiliated with a FINRA member.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Corporate History and Structure.”

Shareholders Agreement

See “Description of Share Capital—History of Securities Issuances.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Management—Share Incentive Plans.”

Participation in Offering

Our existing shareholders, SVF II ZEAL SUBCO (DE) PTE. LTD. and Genesis Capital II LP, have indicated an interest that they or their affiliates may purchase an aggregate of up to US$15 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs which may be purchased by these existing shareholders or their affiliates would be up to 1,249,999 ADSs. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, comprising of (i) 3,993,589,882 ordinary Shares of par value of US$0.00001 each, (ii) 40,449,195 Series Seed preferred shares of par value US$0.00001 each, (iii) 13,748,842 Series A-1 preferred shares of par value of US$0.00001 each, (iv) 79,703,434 Series A-2 preferred shares of par value of US$0.00001 each, (v) 53,630,172 Series B preferred shares of par value of US$0.00001 each, (vi) 98,438,068 Series C-1 preferred shares of par value of US$0.00001 each, (vii) 15,570,878 Series C-2 preferred shares of par value of US$0.00001 each, (viii) 5,819,616 Series C-3 preferred shares of par value of US$0.00001 each, (ix) 207,611,712 Series D preferred shares of par value of US$0.00001 each, (x) 243,380,841 Series E preferred shares of par value of US$0.00001 each, (xi) 22,969,863 Series F-1 preferred shares of par value of US$0.00001 each, (xii) 199,277,610 Series F-2 preferred shares of par value of US$0.00001 each, and (xiii) 25,809,887 Series G preferred shares of par value of US$0.00001 each. As of the date of this prospectus, 366,091,794 ordinary shares, 40,449,195 Series Seed preferred shares, 13,748,842 Series A-1 preferred shares, 79,703,434 Series A-2 preferred shares, 53,630,172 Series B preferred shares, 98,438,068 Series C-1 preferred shares, 15,570,878 Series C-2 preferred shares, 5,819,616 Series C-3 preferred shares, 207,611,712 Series D preferred shares, 243,380,841 Series E preferred shares, 22,969,863 Series F-1 preferred shares, 199,277,610 Series F-2 preferred shares and 25,809,887 Series G preferred shares are issued and outstanding. All of our issued and outstanding shares are fully paid.

Immediately prior to the completion of this offering, our authorized share capital will be changed into US$80,000 divided into 8,000,000,000 shares comprising of (i) 7,000,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of US$0.00001, and (iii) 500,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as the board of directors may determine in accordance with our post-offering memorandum and articles of association. Following completion of this offering, we will have 1,224,155,349 Class A ordinary shares issued and outstanding and 194,878,011 Class B ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs. All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

Our shareholders have conditionally adopted a tenth amended and restated memorandum and articles of association, which we refer to below as our post-offering memorandum and articles of association, which will become effective and replace our current seventh amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our founder, Mr. Yi Zhang, one of his affiliates or any other “Founder Affiliate” as defined in our post-offering memorandum and articles of association, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than Mr. Yi Zhang, one of his affiliates or any other “Founder Affiliate” as defined in our post-offering memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefore. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to thirty (30) votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote such at general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our post-offering memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our

Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights conferred upon the holders of the shares of any class issued shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our post-offering memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to this exclusive forum provision. Without prejudice to the foregoing, if this exclusive forum provision is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this exclusive forum provision shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the total number votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary shares

On September 20, 2019, we issued 76,166,080 ordinary shares to FUTURE APEX GROUP LIMITED upon Mr. Yi Zhang’s exercise of options granted in 2018, and 33,847,492 ordinary shares to EXTEND BEYOND HOLDINGS LIMITED Mr. Teng Yu’s exercise of options granted in 2018.

On March 9, 2021, we issued 3,100,000 ordinary shares to Dreamaster Education II Limited, a British Virgin Islands company designated by one of our officers to hold for his benefit shares for issuance upon his exercise of options under the 2018 Plan.

On March 9, 2021, we issued 60,274,081 ordinary shares to Dreamax Education II Limited, a British Virgin Islands company designated by our employees to hold for their benefit shares for issuance upon their exercise of options under the 2018 Plan.

On March 9, 2021, we issued 1,717,310 ordinary shares to RUI XI ENTERPRISE LIMITED, a Hong Kong company, upon exercise of options under the 2018 Plan.

On March 19, 2021, we issued 1,169,591 ordinary shares to Dreamax Education II Limited, a British Virgin Islands company designated by our employees to hold for their benefit shares for issuance upon their exercise of options under the 2018 Plan.

On May 6, 2021, we issued 12,080,000 ordinary shares to Dreamax Education II Limited, a British Virgin Islands company designated by our employees to hold for their benefit shares for issuance upon their exercise of options under the 2018 Plan.

Preferred shares

On April 11, 2018, we issued 53,999,077 Series Seed preferred shares to Summit Prospects Holdings Limited for an aggregate consideration of RMB3,000,000. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 53,999,077 Series Seed preferred shares to Shanghai Qingweisongyun Enterprise Management Partnership (Limited), an affiliate of Summit Prospects Holdings Limited, for no consideration.

On April 11, 2018, we issued 13,748,842 Series A-1 preferred shares to Summit Prospects Holdings Limited for an aggregate consideration of RMB2,541,386. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 13,748,842 Series A-1 preferred shares to Shanghai Qingweisongyun Enterprise Management Partnership (Limited), an affiliate of Summit Prospects Holdings Limited, for no consideration.

On April 11, 2018, we issued 79,703,434 Series A-2 preferred shares to Great Innovation Global Limited for an aggregate consideration of RMB16,369,637. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 79,703,434 Series A-2 preferred shares to Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership), an affiliate of Great Innovation Global Limited, for no consideration.

On April 11, 2018, we issued 11,386,205 Series B preferred shares and 45,544,819 Series B preferred shares to Great Innovation Global Limited and Holland Global Holdings Limited for an aggregate consideration of RMB6,250,000 and RMB25,000,000, respectively. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 11,386,205 Series B preferred shares and 40,990,096 Series B preferred shares to Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership) and Shanghai Dayunchenkun Enterprise Management Partnership (Limited Partnership), each an affiliate of the original shareholders, for no consideration, respectively.

On April 11, 2018, we issued 20,242,142 Series C-1 preferred shares, 70,847,497 Series C-1 preferred shares and 10,121,071 Series C-1 preferred shares to Great Innovation Global II Limited, Glorious Future Global Ltd. and Kalon Paradise Holdings Limited for an aggregate consideration of RMB19,000,000, RMB66,500,000 and RMB9,500,000, respectively. As part of our corporate restructuring, on August 25, 2020, 20,242,142 Series C-1 preferred shares issued to Great Innovation Global II Limited and 70,847,497 Series C-1 preferred shares issued to Glorious Future Global Ltd. were respectively surrendered for no consideration, and on the same date, we issued 20,242,142 Series C-1 preferred shares and 70,847,497 Series C-1 preferred shares to Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership) and Shanghai Huasheng Lingfei Equity Investment (Limited Partnership), each an affiliate of the original shareholders, for no consideration, respectively.

On April 11, 2018, we issued 15,570,878 Series C-2 preferred shares to Star VC Investment Co., Limited for an aggregate consideration of RMB25,000,000. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 15,570,878 Series C-2 preferred shares to Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership), an affiliate of Star VC Investment Co., Limited, for no consideration.

On April 11, 2018, we issued 5,819,616 Series C-3 preferred shares to Glorious Future Global Ltd. for an aggregate consideration of RMB4,600,000. As part of our corporate restructuring, on August 25, 2020, these shares were surrendered for no consideration, and on the same date, we issued 5,819,616 Series C-3 preferred shares to Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) an affiliate of Glorious Future Global Ltd., for no consideration.

On April 11, 2018, we issued 62,283,514 Series D preferred shares and 145,328,198 Series D preferred shares to Genesis Capital I LP and Demantoid Gem Holdings Limited for an aggregate consideration of US$30,000,000 and US$70,000,000, respectively.

On December 10, 2018, we issued 76,056,513 Series E preferred shares, 30,422,605 Series E preferred shares, 13,183,129 Series E preferred shares and 7,098,608 Series E preferred shares to CMC Zenith Holdings Limited, Sofina Private Equity SA SICAR (Compartment A), YSC Education (BVI) Limited and HAITONG INTERNATIONAL INNOVATION FUND SPC for an aggregate consideration of US$75,000,000, US$30,000,000, US$13,000,000 and US$7,000,000, respectively.

On January 31, 2019, we issued 45,633,908 Series E preferred shares to Beijing Freesia Management Consulting Corporation for an aggregate consideration of US$45,000,000.

On May 9, 2019, we issued 20,281,737 Series E preferred shares, 10,140,868 Series E preferred shares and 10,140,868 Series E preferred shares to International Finance Corporation, IFC Global Emerging Markets Fund of Funds, LP and Genesis Capital I LP for an aggregate consideration of US$20,000,000, US$10,000,000 and US$10,000,000, respectively.

On September 20, 2019, we issued 5,070,434 Series E preferred shares and 25,352,171 Series E preferred shares to Genesis Capital I LP and CICC Alpha Alps Investment Limited for an aggregate consideration of US$5,000,000 and US$25,000,000. As part of our corporate restructuring, on August 25, 2020, 25,352,171 Series E preferred shares issued to CICC Alpha Alps Investment Limited, an affiliate of CICC Alpha Alps Investment Limited, were surrendered for no consideration, and on the same date, we issued 25,352,171 Series E preferred shares to Shanghai Xiyou Enterprise Management Partnership (Limited Partnership) for no consideration.

On September 21, 2020, we issued 8,919,716 Series F-1 preferred shares and 10,703,660 Series F-1 preferred shares to SVF II Zeal Subco (Singapore) Pte. Ltd. and YSC Education I (BVI) Limited, respectively, in exchange for our repurchase and cancellation of the 13,549,882 Series Seed preferred shares, 3,300,852 Series B preferred shares and 2,772,642 Series C-1 preferred shares from such preferred shareholders.

On September 21, 2020, we issued 71,580,069 Series F-2 preferred shares and 85,896,082 Series F-2 preferred shares to SVF II Zeal Subco (Singapore) Pte. Ltd. and YSC Education I (BVI) Limited for an aggregate consideration of US$91,204,189 and US$109,445,026, respectively.

On November 3, 2020, we issued 3,346,487 Series F-1 preferred shares to YSC Education I (BVI) Limited, in exchange for our repurchase and cancellation of the 3,346,487 ordinary shares issued to FUTURE APEX GROUP LIMITED.

On November 3, 2020, we issued 28,803,376 Series F-2 preferred shares, 7,848,331 Series F-2 preferred shares and 5,149,752 Series F-2 preferred shares to YSC Education I (BVI) Limited, CMC Zenith II Holdings Limited and Sofina Private Equity SA SICAR (Compartment A) for an aggregate consideration of US$36,700,000, US$10,000,000 and US$6,561,588, respectively.

On April 21, 2021, we issued 11,471,061 Series G preferred shares, 8,603,296 Series G preferred shares and 5,735,530 Series G preferred shares to Yangtze Global Growth Fund SPC—QFLP NO.1 SP, Sofina Private Equity SA SICAR (Compartment A) and Studemont Delta Holdings Limited for an aggregate consideration of US$20,000,000, US$15,000,000 and US$10,000,000, respectively.

Grant of Options

We have granted options to certain of our directors, executive officers, employees and consultants. As of the date of this prospectus, the aggregate number of outstanding options granted under our 2018 Plan is 8,618,019. See “Management—Share Incentive Plans.”

Shareholders Agreement

We entered into the eighth amended and restated shareholders agreement with our shareholders in April 2021. The sixth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, right of participation, right of first refusal and co-sale rights, drag-along rights and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering. For the complete text of the shareholders agreement, please see the copy filed as an exhibit to the registration statement filed with the SEC of which this prospectus is a part.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the sixth amended and restated shareholders agreement.

Demand Registration Rights. At any time after the earlier of (i) November 3, 2025 or (ii) six months the taking effect of a registration statement for our initial public offering, holders of at least 20% of the registrable securities then outstanding have the right to demand that we file a registration statement of all registrable securities that the holders request to be registered and included in such registration statement by written notice. Registrable securities include, among others, our ordinary shares issued or to be issued upon conversion of the preferred shares. However, if the underwriter(s) advise(s) us that marketing factors require a limitation of the number of securities to be underwritten, the number of registrable securities that may be included in the underwriting shall be reduced as required by the underwriter(s) and allocated among the holders of registrable securities on a pro-rata basis according to the number of registrable securities then outstanding; provided, however, that the number of shares of registrable securities to be included in such underwriting and registration shall not be reduced (i) by more than (x) seventy-five percent (75%) for an offering that is not an IPO and (y) one hundred percent (100%) for an IPO, and (ii) unless all other securities are first entirely excluded from the underwriting and registration including all shares that are not registrable securities and all shares that are held by any other person, including any person who is our employee, officer or director. However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration rights, or in which the holders had an opportunity to participate in the piggyback registration rights, unless the registrable securities of the holders were excluded from such registration. We have the right to defer filing of a registration statement for a period of not more than 90 days after the receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we cannot exercise the deferral right more than once in any twelve-month period. We are obligated to effect no more than three (3) demand registrations.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities (including, but not limited to, registration statements relating to secondary offerings of our securities, but excluding registration statements relating to any registration exercising demand registration rights or Form F-3 registration rights or to any employee benefit plan or a corporate reorganization), we must offer holders of registrable securities an opportunity to include in the registration statement all or any part of the registrable securities held by such holders. If the offering involves an underwriting of our equity securities and the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of securities to be underwritten, the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting will be allocated, first to us, and second, to each of the holders requesting inclusion of their registrable securities in such registration statement on a pro-rata basis based on the total number of registrable securities then held by each such holder; provided, however, that the right of the underwriter(s) to exclude shares (including registrable securities) from the registration and underwriting as described above shall be restricted so that (i) the number of registrable securities included in any such registration is not reduced (x) below twenty-five percent (25%), with respect to any offering that is not an IPO, or (y) to zero percent for an IPO, of the aggregate number of registrable securities for which inclusion has been requested, even if this will cause us to reduce the number of shares it wishes to offer; and (ii) all shares that are not registrable securities and all shares that are held by any other person, including any person who is our employee, officer or director shall first be excluded from such registration and underwriting before any registrable securities are so excluded.

Registration on Form F-3. Holders of at least ten percent (10%) of the registrable securities then outstanding shall have a right to request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holders. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances. We are not obligated to effect a Form F-3 registration if (i) the Form F-3 becomes unavailable for such offering by the holders; (ii) the holders, together with the holders of any other securities entitled to inclusion in such registration, propose to sell registrable securities and such other securities (if any) at an aggregate price of less than US$1,000,000 to the public, or (iii) we have, within the six-month period preceding the date of the request, already effected a registrations under the Securities Act, unless the registrable securities of the holders were excluded from such registration.

Expenses of Registration. We will bear all registration expenses in connection with any demand, piggyback or Form F-3 registration, other than the selling expenses or other amounts payable to underwriter(s), brokers or the depositary bank in connection with such offering by the holders.

Termination of Obligations. Our shareholders’ registration rights will terminate upon the earlier of (i) five years after the consummation of this offering, or (ii) if, in the opinion of our counsel, all such registrable securities proposed to be sold by a holder may then be sold under Rule 144 in one transaction without exceeding the volume limitations.

IFC Policy Agreement

On May 9, 2019, we entered into a policy agreement with International Finance Corporation (“IFC”) and IFC Global Emerging Markets Fund of Funds, LP (together with IFC, the “IFC Investors”), or the IFC Policy Agreement. IFC Policy Agreement governs certain additional rights granted to IFC Investors, including IFC Investors’ right to inspect and to receive information from us, and certain other specific covenants imposed on us. The IFC Investors have agreed to waive their rights to receive certain financial information after our listing on the NYSE.

Pursuant to the IFC Policy Agreement, we need to comply with certain affirmative and negative covenants, among others, reporting covenants as to (1) certain financial and corporate matters and (2) our compliance with social and environmental guidelines set forth in the IFC Policy Agreement. In addition, under the IFC Policy Agreement, IFC Investors are entitled to (1) visit and inspect our sites and premises, (2) have access to our books and records, and (3) have access to our employees and agents.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A.—Hong Kong, located at 9/F Citi Tower, One Bay East, 83 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

We have appointed Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-256720 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, nine Class A ordinary shares that are on deposit with the depositary and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-Class A ordinary share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as an owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of Class A ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the Class A ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the Class A ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account vs. as registered holder, or as holder of certificated vs. uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you. As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the Class A ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable Class A ordinary shares with the beneficial ownership rights and interests in such Class A ordinary shares being at all times vested with the beneficial owners of the ADSs representing the Class A ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction of the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Class A Ordinary Shares

Whenever we make a free distribution of Class A ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of Class A ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the Class A ordinary shares deposited or modify the ADS-to-Class A ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-Class A ordinary shares ratio upon a distribution of Class A ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new Class A ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the Class A ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to subscribe for additional Class A ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to subscribe for additional ADSs to holders.

The depositary will establish procedures to distribute rights to subscribe for additional ADSs to holders and to enable such holders to exercise such rights if we request such rights be made available to holders of ADSs, it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to subscribe for new Class A ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary; or

•	It is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if we request and it is reasonably practicable, and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, Class A ordinary shares or rights to subscribe for additional Class A ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we request such rights be made available to you and provide to the depositary all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we request that the property not be distributed to you;

•	We do not deliver satisfactory documents to the depositary; or

•	The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert into U.S. dollars upon the terms of the deposit agreement the redemption funds received in a currency other than U.S. dollars and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Class A Ordinary shares

The Class A ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such Class A ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law and the deposit agreement, represent the right to receive the property received or exchanged in respect of the Class A ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Class A Ordinary Shares

Upon completion of the offering, the Class A ordinary shares being offered pursuant to the prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue ADSs to the underwriters named in the prospectus.

After the closing of the offer, the depositary may create ADSs on your behalf if you or your broker deposit Class A ordinary shares with the custodian and provide the certifications and documentation required by the deposit agreement. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the Class A ordinary shares to the custodian. Your ability to deposit Class A ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the Class A ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of Class A ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	The Class A ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such Class A ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the Class A ordinary shares.

•

The Class A ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The Class A ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Class A Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying Class A ordinary shares at the custodian’s offices. Your ability to withdraw the Class A ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands law considerations applicable at the time of withdrawal. In order to withdraw the Class A ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the Class A ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the Class A ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the Class A ordinary shares or ADSs are closed, or (ii) Class A ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the Class A ordinary shares represented by your ADSs. The voting rights of holders of Class A ordinary shares are described in “Description of Share Capital.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•

In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all Class A ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•

In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the Class A ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except (a) as set forth above in the case voting is by show of hands, (b) in the event of voting by poll, holders of ADSs in respect of which no timely voting instructions have been received shall be deemed to have instructed the depositary to give a discretionary proxy to a person designated by us to vote the Class A ordinary shares represented by such holders’ ADSs; provided, however, that no such discretionary proxy shall be given with respect to any matter to be voted upon as to which we inform the depositary that (i) we do not wish such proxy to be given, (ii) substantial opposition exists, or (iii) the rights of holders of Class A ordinary shares may be adversely affected, and (c) as otherwise contemplated in the deposit agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Services	Fees

•  Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)

Up to U.S.$0.05 per ADS issued

• Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S.$0.05 per ADS cancelled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S.$0.05 per ADS held

Services	Fees
• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S.$0.05 per ADS held

• Distribution of securities other than ADSs or rights Up to U.S. per ADS held to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S.$0.05 per ADS held

• ADS Services	Up to U.S.$0.05 per ADS held on the applicable record date(s) established by the depositary

• Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S.$0.05 per ADS (or fraction thereof) transferred

•  Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).

Up to U.S.$0.05 per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

•

the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with foreign currency conversions, compliance with exchange control regulations and other regulatory requirements; and

•	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay.

In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the Class A ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

In connection with any termination of the deposit agreement, the depositary may make available to owners of ADSs a means to withdraw the Class A ordinary shares represented by ADSs and to direct the depositary of such Class A ordinary shares into an unsponsored American depositary share program established by the depositary. The ability to receive unsponsored American depositary shares upon termination of the deposit agreement would be subject to satisfaction of certain U.S. regulatory requirements applicable to the creation of unsponsored American depositary shares and the payment of applicable depositary fees and expenses.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in Class A ordinary shares, for the validity or worth of the Class A ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary also disclaim any liability for any action or inaction of any clearing or settlement system (and any participant thereof) for the ADSs or deposited securities.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of Class A ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

•	Nothing in the deposit agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.

•

Nothing in the deposit agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the deposit agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you. Neither we, nor the depositary nor the custodian shall be liable for your failure to obtain the benefits of credits on the basis of non-U.S. tax paid against your income tax liability, or for any tax consequences that you may incur on account of your ownership of or interest in any ADSs.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement, the ADRs and the ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of Class A ordinary shares (including Class A ordinary shares represented by ADSs) are governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THE DEPOSIT AGREEMENT OR THE ADRs, OR THE TRANSACTIONS CONTEMPLATED THEREIN, AGAINST US AND/OR THE DEPOSITARY.

Such waiver of your right to trial by jury would apply to any claim under U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in this offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Class A ordinary shares. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of the applicable case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the deposit agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

Jurisdiction

We have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement.

The deposit agreement provides that, by holding an ADS or an interest therein, you irrevocably agree that any legal suit, action or proceeding against or involving us or the depositary arising out of or related in any way to the deposit agreement, the ADSs, American depositary receipts or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in the United States District Court for the Southern District of New York (or, if the Southern District of New York lacks subject matter jurisdiction over a particular dispute, in the state courts of New York County, New York), and by holding an ADS or an interest therein you irrevocably waive any objection which you may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The deposit agreement also provides that the foregoing agreement and waiver shall survive your ownership of ADSs or interests therein.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 3,623,000 ADSs outstanding, representing 32,607,000 Class A ordinary shares or, 2.3% of our outstanding Class A and Class B ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs. We have applied to list the ADSs on the NYSE but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We, our directors, executive officers and existing shareholders have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of the ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the ADSs or ordinary shares may dispose of significant numbers of the ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of the ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of the ADSs from time to time. Sales of substantial amounts of the ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of the ADSs.

Rule 144

All of our ordinary shares that will be issued and outstanding upon the completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•	1% of the then outstanding Class A ordinary shares, in the form of ADSs or otherwise, which will equal 12,241,553 Class A ordinary shares immediately after this offering; or

•

the average weekly trading volume of our Class A ordinary shares in the form of ADSs or otherwise, on the NYSE, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or the ADSs, nor will gains derived from the disposal of our ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.

We believe that Zhangmen Education Inc is not a PRC resident enterprise for PRC tax purposes. Zhangmen Education Inc is a company incorporated outside of the PRC. Zhangmen Education Inc is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Zhangmen Education Inc meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Zhangmen Education Inc is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction if a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of Zhangmen Education Inc would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Zhangmen Education Inc is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Zhangmen Education Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs in this offering and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift or other non-income tax considerations, alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•	investors that have a functional currency other than the U.S. dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

For U.S. federal income tax purposes, non-U.S. corporation, such as our company, will be treated as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, including the expected cash proceeds from this offering, and projections as to the value of our assets, taking into account the projected market value of our ADSs following this offering, we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact-intensive determination made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account the expected cash proceeds from, and our anticipated market capitalization following, this offering. If our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, and because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. Dividends received by individuals and certain other non-corporate U.S. Holders may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our ordinary shares), which we have applied to list on the NYSE, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. Holder that is eligible for the benefits of the Treaty may treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use any foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, our VIEs or any subsidiaries of our VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our VIEs or any subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. For those purposes, we expect that our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the NYSE, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in a year when we are classified as a PFIC and we subsequently cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Underwriter	Number of ADSs
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
China International Capital Corporation Hong Kong Securities Limited
Macquarie Capital (USA) Inc.
Futu Inc.
Tiger Brokers (NZ) Limited
SNB Finance Holdings Limited

Total	3,623,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$            per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase on a pro rata basis up to 543,450 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional    ADSs.

	Per ADS		Total
	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs	Without Option to Purchase Additional ADSs	With Option to Purchase Additional ADSs
Public offering price	US$	US$	US$	US$
Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Proceeds to us, before expenses	US$	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$2.9 million. We have also agreed to reimburse the underwriters for expenses up to US$30,000 relating to clearance of this offering with the Financial Industry Regulatory Authority and certain other fees and expenses in connection with this offering.

Two of our existing principal shareholders, SVF II ZEAL SUBCO (DE) PTE. LTD. and Genesis Capital II LP, have indicated a non-binding interest that they or their affiliates may purchase an aggregate of up to US$15 million worth of the ADSs being offered in this offering at the initial public offering price. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs which may be purchased by these existing shareholders or their affiliates would be up to 1,249,999 ADSs. In addition, several investors have indicated interests that they may purchase an aggregate of up to US$25 million worth of the ADSs being offered in this offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, fewer or no ADSs to any of these potential purchasers, and any of these potential purchasers could determine to purchase more, fewer or no ADSs in this offering. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering.

[The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.]

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Tiger Brokers (NZ) Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. SNB Finance Holdings Limited is not a broker-dealer registered with the SEC and does not intend to make any offers or sales of the ADSs within the United States or to any U.S. persons.

We have applied for the listing of our ADSs on the New York Stock Exchange under the trading symbol “ZME.”

We, our directors (other than our independent director appointees who do not own any of our shares as of the date of this prospectus), executive officers and all of our existing shareholders have agreed that, without the prior written consent of the representatives on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or enter into a transaction that would have the same effect;

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs.

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

(A) in the case of our company, (a) the issuance, vesting, exercise or settlement of equity awards granted or to be granted pursuant to our employee benefit plan disclosed in this prospectus; and (b) the issuances of securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of options, in each case outstanding on the date hereof; and (B) in the case of our directors, executive officers and existing shareholders, (i) in transactions relating to securities acquired in this offering or in open market transactions after the completion of this offering; (ii) pursuant to the underwriting agreement; (iii) as a bona fide gift or gifts, or by operation of law, such as pursuant to a qualified domestic relations order or in connection with a divorce settlement, or through will or intestacy, provided that each donee thereof agree to be bound in writing by the terms of the lock-up, (iv) to immediate family members for the direct or indirect benefit of such family member, provided that the transferees thereof agree to be bound in writing by the terms of the lock-up, provided further that any such transfer shall not involve a disposition for value; (v) to any trust for the direct or indirect benefit of such person or the immediate family of such person, provided that the trustee of the trust agrees to be bound in writing by the terms of the lock-up, and provided further that any such transfer shall not involve a disposition for value; (vi) if such person is a partnership, limited liability company or corporation, to limited partners, or shareholders or affiliates of such person, provided that the transferees thereof agree to be bound in writing by the terms of the lock-up, provided further that any such transfer shall not involve a disposition for value; and (vii) the conversion of any outstanding securities into shares of the ordinary shares as described in this prospectus, provided that such ordinary shares shall remain subject to the terms of the lock-up for the remainder of the restricted period; in each of (iv), (v) and (vi), provided that no filing or other public announcements shall be required or shall be voluntarily made during the restricted period. In addition, such lock-up restrictions shall not apply to (i) any transfer of any securities to us for the primary purpose of satisfying any tax or other governmental withholding obligation, through cashless surrender or otherwise, with respect to any award of equity-based compensation granted pursuant to our equity incentive plans or in connection with tax or other obligations as a result of testate succession or intestate distribution, (ii) any transfer of securities pursuant to any contractual arrangement that provides for the repurchase of securities by us in connection with the termination of such person’s employment or other service relationship with us; (iii) the establishment of a trading plan pursuant to Rule 10b5-1, provided that such plan does not provide for the transfer of securities during the lock-up period and to the extent a public announcement or filing is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of securities may be made under such plan during the lock-up period, or (iv) the exercise or settlement of any rights to acquire any securities by means of cash or cashless exercises or the disposition of securities to us, or exercise, exchange, conversion or settlement of options, restricted shares units, warrants, or any other equity awards that were granted pursuant to our equity incentive plan described in the prospectus.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ADSs, the underwriters may engage in stabilizing transactions, over- allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option and/or purchasing ADSs in the open market.

•

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out a covered short position, the underwriters will consider, among other things, the open market price of ADSs as compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•

As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs.

These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, the non-binding indication of interest of certain of our existing shareholders and/or their affiliates to subscribe for a substantial portion of the offered ADSs at the public offering price, and certain financial and operating information of companies engaged in businesses similar to ours.

We cannot assure you that the initial public offering price will correspond to the price at which our ordinary shares or ADSs will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares or ADSs will develop and continue after this offering.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission or ASIC, in relation to the offering.

This document:

(a)	does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) or Corporations Act;

(b)

has not been, and will not be, lodged with the Australian Securities & Investments Commission, as a disclosure document for the purposes of Corporations Act and does not purport to include the information required of a prospectus, product disclosure document or other disclosure document for the purposes of the Corporations Act; and

(c)

may only be provided in Australia to select investors, or the Exempt Investor, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.

The ADSs may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ADSs may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ADSs may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ADSs, you represent and warrant to us that you are an Exempt Investor.

As any offer of ADSs under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ADSs you undertake to us that you will not, for a period of 12 months from the date of issue of the ADSs, offer, transfer, assign or otherwise alienate those ADSs to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Any person acquiring securities must observe such Australian on-sale restrictions. This document contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this document is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada

The ADSs may be sold in Canada only to purchasers in the provinces of Ontario, Quebec, Alberta and British Columbia purchasing, or deemed to be purchasing on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

By purchasing the ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to the underwriters and the dealers from whom the purchase confirmation is received that:

(a)

the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

(b)	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

(c)	where required by law, the purchaser is purchasing as principal and not as agent, and

(d)	the purchaser has reviewed the text above under Resale Restrictions.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts or NI 33-105, the Canadian purchasers are hereby notified that the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Finance Center, or DIFC

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority. This document is intended for distribution only to Persons, as defined in the Markets Rules 2012 of the Dubai Financial Services Authority, of a type specified in those rules. It must not be delivered to, or relied on by, any other Person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for this document. The ADSs to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area, each a Member State, no ADSs have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of ADSs may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

Hong Kong

The ADSs have not been offered or sold and will not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the ADSs has been or may be issued or has been or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus may be distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds; provident funds; insurance companies; banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange Ltd., underwriters, each purchasing for their own account; venture capital funds; entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors shall be required to submit written confirmation that they fall within the scope of the Addendum.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.

Accordingly, the shares of the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the board of the Capital Market Authority, or CMA, pursuant to resolution number 2-11-2004 dated October 4, 2004 as amended by resolution number 1-28-2008, as amended or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser. By accepting this prospectus and other information relating to the offering of the securities in the Kingdom of Saudi Arabia, each recipient represents that he is a “sophisticated investor”, as set out in the prospectus.

Korea

The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the securities has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than to persons falling within the categories specified under Schedule 6 or Section 229(l)(b), Schedule 7 or Section 230(l)(b) and Schedule 8 or Section 257(3) of the Capital Market and Services Act, 2007 of Malaysia: (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007. The Securities Commission of Malaysia shall not be liable for any non-disclosure on the part of our company and assumes no responsibility for the correctness of any statements made or opinions or reports expressed in this prospectus.

Mexico

None of the ADSs or the ordinary shares have been or will be registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Commission Nacional Bancaria y de Valores), or CNBV, of Mexico and, as a result, may not be offered or sold publicly in Mexico. The ADSs and the ordinary shares may only be sold to Mexican institutional and qualified investors, pursuant to the private placement exemption set forth in the Mexican Securities Market Law (Ley del Mercado de Valores).

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and the ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC or for the benefit of, legal or natural persons of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations. Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this prospectus are required by the issuer and its representatives to observe these restrictions.

Singapore

This prospectus or any other offering material relating to our ADSs has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, as modified or amended from time to time including by any subsidiary legislation as may be applicable at the relevant time (together, the “SFA”), (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; (3) where the transfer is by operation of law; or (4) as specified in Section 276(7) of the SFA.

Notification under Section 309B(1)(c) of the SFA: We have determined that the ADSs shall be (A) prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and (B) Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

State of Qatar

The ADSs described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document, any other offering or marketing material relating to the securities does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority or be publicly distributed or otherwise made publicly available in Switzerland. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates

The ADSs have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates other than in compliance with the laws of the United Arab Emirates governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority. Prospective investors in the Dubai International Financial Centre should have regard to the specific notice to prospective investors in the Dubai International Financial Centre set out above.

United Kingdom

An offer to the public of any ADSs may not be made in the United Kingdom, except that an offer to the public in the United Kingdom of any ADSs may be made at any time under the following exemptions under the UK Prospectus Regulation:

(a)	to any legal entity which is a “qualified investor” as defined under the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than “qualified investors” as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, “FSMA”),

provided that no such offer of ADSs shall result in a requirement for our company or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or a supplemental prospectus pursuant to Article 23 of the UK Prospectus Regulation and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and our company that it is a qualified investor within the meaning of Article 2 of the UK Prospectus Regulation.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 1(4) of the UK Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the ADSs acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ADSs to the public, other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange market entry and listing fee, all amounts are estimates.

SEC Registration Fee	US$	5,910
FINRA Filing Fee	US$	8,625
Stock Exchange Market Entry and Listing Fee	US$	295,000
Printing and Engraving Expenses	US$	180,000
Legal Fees and Expenses	US$	1,500,000
Accounting Fees and Expenses	US$	700,000
Miscellaneous	US$	222,785
Total	US$	2,912,320

LEGAL MATTERS

We are being represented by Skadden, Arps, Slate, Meagher & Flom LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Han Kun Law Offices. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Davis Polk & Wardwell LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, included in this Prospectus have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the translation of Renminbi amounts to United States dollar amounts). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of Deloitte Touche Tohmatsu Certified Public Accountants LLP is located at Bund Center, 30th Floor, 222 Yan An Road East, Shanghai, the PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zhangmen Education Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Zhangmen Education Inc. (formerly known as “Global Online Education Inc.”) and its subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, changes in shareholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2020, and the related notes and the financial statement schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Convenience Translation

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, the People’s Republic of China

March 22, 2021 (May 19, 2021 as to the convenience translation described in Note 2)

We have served as the Company’s auditor since 2021.

ZHANGMEN EDUCATION INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	1,673,091	721,462	110,117
Restricted cash	—	110,787	16,909
Short-term investments (including investments measured as fair value of nil and 2,797,900 as of December 31, 2019 and 2020, respectively)	1,227,858	3,717,900	567,462
Prepaid expenses and other current assets	150,438	261,182	39,865

Total current assets	3,051,387	4,811,331	734,353
Non-current assets
Property and equipment, net	46,824	45,085	6,881
Long-term investments	—	250,000	38,157
Operating lease right-of-use assets	203,762	267,117	40,770
Other non-current assets	34,229	56,802	8,670

TOTAL ASSETS	3,336,202	5,430,335	828,831

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Zhangmen Education Inc. See Note 2)
Accrued payroll and other human resource expenses	777,433	991,304	151,303
Deferred revenue, current	1,803,488	2,498,891	381,405
Refund liabilities	395,124	356,721	54,446
Operating lease liabilities, current	97,107	178,312	27,216
Other current liabilities	200,162	430,826	65,757

Total current liabilities	3,273,314	4,456,054	680,127

Non-current liabilities
Deferred revenue, non-current	753,393	1,091,117	166,537
Operating lease liabilities, non-current	107,720	92,153	14,065
Other non-current liabilities	2,706	11,334	1,730

TOTAL LIABILITIES	4,137,133	5,650,658	862,459

ZHANGMEN EDUCATION INC.

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 12)
MEZZANINE EQUITY (Aggregated liquidation preference of RMB 6,293,449 as of December 31, 2020)
Series Seed convertible redeemable preferred shares (US$0.00001 par value; 53,999,077 shares and 40,449,195 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	4,876	4,280	653
Series A-1 convertible redeemable preferred shares(US$0.00001 par value; 13,748,842 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	37,286	52,398	7,997
Series A-2 convertible redeemable preferred shares(US$0.00001 par value; 79,703,434 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	215,197	302,763	46,211
Series B convertible redeemable preferred shares(US$0.00001 par value; 56,931,024 shares and 53,630,172 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	155,157	204,593	31,227
Series C-1 convertible redeemable preferred shares(US$0.00001 par value; 101,210,710 shares and 98,438,068 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	281,318	377,499	57,618
Series C-2 convertible redeemable preferred shares(US$0.00001 par value; 15,570,878 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	44,609	60,281	9,201
Series C-3 convertible redeemable preferred shares(US$0.00001 par value; 5,819,616 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	16,075	22,272	3,399
Series D convertible redeemable preferred shares(US$0.00001 par value; 207,611,712 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	808,214	906,356	138,337
Series E convertible redeemable preferred shares(US$0.00001 par value; 243,380,841 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	1,981,080	2,153,870	328,744
Series F-1 convertible redeemable preferred shares(US$0.00001 par value; nil and 22,969,863 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	—	156,123	23,829
Series F-2 convertible redeemable preferred shares(US$0.00001 par value; nil and 199,277,610 shares authorized, issued and outstanding as of December 31, 2019 and 2020)	—	1,980,344	302,260

TOTAL MEZZANINE EQUITY	3,543,812	6,220,779	949,476

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00001 per share; 4,222,023,866 shares and 4,019,399,769 shares authorized as of December 31, 2019 and 2020; 306,191,338 shares and 302,844,851 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	20	20	3
Accumulated other comprehensive income (loss)	57,844	(86,032)	(13,131)
Accumulated deficit	(4,402,607)	(6,355,090)	(969,976)

TOTAL SHAREHOLDERS’ DEFICIT	(4,344,743)	(6,441,102)	(983,104)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	3,336,202	5,430,335	828,831

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			（Note 2)
Net revenues	2,668,735	4,018,429	613,332
Cost of revenues	(1,651,204)	(2,203,966)	(336,391)

Gross profit	1,017,531	1,814,463	276,941

Operating expenses:
Sales and marketing expenses	(2,171,875)	(2,577,259)	(393,367)
Research and development expenses	(237,290)	(317,873)	(48,516)
General and administrative expenses	(193,732)	(207,617)	(31,689)

Total operating expenses	(2,602,897)	(3,102,749)	(473,572)

Loss from operations	(1,585,366)	(1,288,286)	(196,631)
Interest income, net	70,330	85,262	13,014
Other income, net	12,697	163,432	24,945
Fair value change of investments and derivatives	—	30,213	4,611

Loss before provision for income tax	(1,502,339)	(1,009,379)	(154,061)
Income tax expenses	(1,700)	(2,967)	(453)

Net loss	(1,504,039)	(1,012,346)	(154,514)

Deemed dividend (see Note 8)	—	(101,795)	(15,537)
Accretion of convertible redeemable preferred shares	(508,130)	(837,856)	(127,882)

Net loss available to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)	(297,933)

Net loss per ordinary share
Basic and diluted	(8.86)	(6.39)	(0.98)

Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted	227,222,692	305,651,877	305,651,877

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
Net loss	(1,504,039)	(1,012,346)	(154,514)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	25,517	(143,876)	(21,960)

Total comprehensive loss attributable to Zhangmen Education Inc.	(1,478,522)	(1,156,222)	(176,474)
Deemed dividend	—	(101,795)	(15,537)
Accretion of convertible redeemable preferred shares	(508,130)	(837,856)	(127,882)

Total comprehensive loss attributable to ordinary shareholders of Zhangmen Education Inc.	(1,986,652)	(2,095,873)	(319,893)

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders’ deficit
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	196,177,766	12	—	(2,397,798)	32,327	(2,365,459)
Share issuance in relation to share-based compensation	110,013,572	8	(8)	—	—	—
Share-based compensation	—	—	7,368	—	—	7,368
Net loss	—	—	—	(1,504,039)	—	(1,504,039)
Foreign currency translation adjustments	—	—	—	—	25,517	25,517
Accretion of convertible redeemable preferred shares	—	—	(7,360)	(500,770)	—	(508,130)

Balance as of December 31, 2019	306,191,338	20	—	(4,402,607)	57,844	(4,344,743)
Share-based compensation	—	—	11,050	—	—	11,050
Net loss	—	—	—	(1,012,346)	—	(1,012,346)
Foreign currency translation adjustments	—	—	—	—	(143,876)	(143,876)
Deemed dividend in connection with re-designation of convertible redeemable preferred shares (see Note 8)	—	—	(11,050)	(90,745)	—	(101,795)
Deemed repurchase of ordinary shares (see Note 8)	(3,346,487)	(0)	—	(11,536)	—	(11,536)
Accretion of convertible redeemable preferred shares	—	—	—	(837,856)	—	(837,856)

Balance as of December 31, 2020	302,844,851	20	—	(6,355,090)	(86,032)	(6,441,102)

Balance as of December 31, 2020 in USD	302,844,851	3	—	(969,976)	(13,131)	(983,104)

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(1,504,039)	(1,012,346)	(154,514)
Adjustments to reconcile net loss to net cash generated from operating activities
Depreciation of property and equipment	24,715	28,960	4,420
Amortization of finance leases	1,372	4,590	701
Share-based compensation	7,368	20,520	3,132
Noncash lease expenses	102,252	118,214	18,043
Loss of disposal of property and equipment	—	288	44
Fair value change of investments	—	(7,820)	(1,194)
Fair value change of derivative instruments	—	(22,393)	(3,418)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	49,618	(67,432)	(10,292)
Other non-current assets	(10,171)	(27,163)	(4,146)
Changes in operating lease assets and liabilities	(95,758)	(115,932)	(17,695)
Accrued payroll and other human resource expenses	410,017	213,871	32,643
Refund liabilities	(16,789)	(38,403)	(5,861)
Other current liabilities	60,056	207,576	31,682
Deferred revenue	1,043,717	1,033,127	157,686
Other non-current liabilities	2,706	8,628	1,317

NET CASH GENERATED FROM OPERATING ACTIVITIES	75,064	344,285	52,548

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(30,728)	(23,312)	(3,558)
Purchase of short-term investments	(1,227,858)	(3,748,775)	(572,175)
Purchase of long-term investments	—	(250,000)	(38,157)
Proceeds from maturity of short-term investments	230,000	1,227,858	187,408

CASH USED IN INVESTING ACTIVITIES	(1,028,586)	(2,794,229)	(426,482)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on finance leases	(1,087)	(2,025)	(309)
Proceeds from issuance of convertible redeemable preferred shares	789,268	1,716,310	261,960

CASH GENERATED FROM FINANCING ACTIVITIES	788,181	1,714,285	261,651

Effect of exchange rate changes	25,490	(105,183)	(16,055)

Net decrease in cash and cash equivalents	(139,851)	(840,842)	(128,338)
Cash, cash equivalents and restricted cash at beginning of the year	1,812,942	1,673,091	255,364

Cash, cash equivalents and restricted cash at end of the year	1,673,091	832,249	127,026

Supplemental schedule of non-cash activities:
Purchases of property and equipment included in payable	10,143	14,340	2,189
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	97,015	195,018	29,766
Deemed dividend	—	101,795	15,537
Accretion of convertible redeemable preferred shares	508,130	837,856	127,882
Reconciliation to amounts on the Consolidated Balance Sheets
Cash and cash equivalents	1,673,091	721,462	110,117
Restricted cash	—	110,787	16,909

Total cash, cash equivalents and restricted cash	1,673,091	832,249	127,026

The accompanying notes are an integral part of the consolidated financial statements.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhangmen Education Inc., (formerly known as Global Online Education Inc., the “Company”) was incorporated under the laws of the Cayman Islands in November 2017. The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in provision of personalized online courses, which encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects, to students between 3 and 18 in the People’s Republic of China (the “PRC”). Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs.

The Group began the operations through Shenzhen Zhangmenren Education Technology Co., Ltd (“Shenzhen Zhangmenren”) in 2014 which was established by Mr. Zhang Yi and Mr. Yu Teng (the “Founders”). In preparation of its initial public offering in the United States, the Company undergone a reorganization (the “Reorganization”) in 2018 whereby the Company became the ultimate parent entity of its subsidiaries and consolidated VIEs.

As of December 31, 2020, the Company’s major subsidiaries and VIEs were as follows:

Name(1)	Date of incorporation	Place of incorporation (or establishment)	Equity interest held
Subsidiaries:
Global Online Education HK Limited. (“GOE HK”)	June 24, 2014	Hong Kong	100%
Shanghai Zhangxue Education Technology Co., Ltd.(“Zhangxue” or the “WFOE”)	April 10, 2018	Shanghai	100%
Shanghai Kunge Information Consulting Co., Ltd. (“Kunge”)	June 20, 2018	Shanghai	100%
Shanghai Zhangneng Information Technology Co., Ltd.(“Zhangneng”)	March 22, 2019	Shanghai	100%
Shenzhen Kunxue Education Consulting Co., Ltd. (“Kunxue”)	June 26, 2019	Shenzhen	100%

VIEs:	Date of incorporation	Place of incorporation (or establishment)	Economic interest held
Shenzhen Zhangmenren Education Consultation Co., Ltd.(“Zhangmenren”)	June 23, 2014	Shenzhen	100%
Shanghai Zhangda Education Technology Co., Ltd.(“Zhangda”)	November 28, 2016	Shanghai	100%
Shanghai Zhangshi Education and Training Co., Ltd.(“Zhangshi”)	February 22, 2019	Shanghai	100%

(1)	The English names above are for identification purpose only.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP). These accounting principles require management to make certain estimates and assumptions that affect the amounts in the accompanying financial statements. Actual results may differ from those estimates. The Group bases its estimates on past experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, assumptions used to determine fair value of investments, valuation allowance for deferred tax assets, useful lives of property and equipment, valuation of share-based compensation, valuation of ordinary shares and preferred shares, and incremental borrowing rate for lease. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the financial information of the Group and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company through its wholly owned subsidiaries located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders in April 2018. The Group established Zhangshi in February 2019 for the purpose of obtaining private school operating permit with an employee as nominal shareholder and remained the control through VIE arrangements ever since. As part of the Group’s efforts to streamline the corporate structure, the agreements were amended to remove certain nominal shareholders in September 2020 with no changes to other contractual terms.

Through below contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

Details of the contractual agreements are set forth below.

•	Agreements that transfer economic benefits to the Group:

Exclusive Management Services and Business Cooperation Agreement

Pursuant to the exclusive management services and business cooperation agreement among WFOE, the VIEs and the shareholders of the VIEs, WFOE has the exclusive right to provide or designate any third-

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

party to provide, among other things, management consultancy services, permission of intellectual property rights, technological support and business support to the VIEs and their subsidiaries. In exchange, the VIEs and their subsidiaries pay service fees to WFOE in an amount determined by WFOE in its sole discretion. Without the prior written consent of WFOE, the VIEs and their subsidiaries cannot accept services provided by or establish similar cooperation relationship with any third-party. WFOE owns the exclusive intellectual property rights created as a result of the performance of this agreement unless otherwise provided by PRC laws or regulations. The agreement will remain effective unless unilaterally terminated by WFOE with a 30-day prior written notice. Unless otherwise required by applicable PRC laws, the VIEs and their shareholders do not have any right to terminate the agreement.

•	Agreements that provide the Company effective control over WFOE:

Exclusive Call Option Agreement

Under the exclusive call option agreement among WFOE, the VIEs and their shareholders, each of the shareholders of the VIEs irrevocably granted WFOE a right to purchase, or designate a third-party to purchase, all or any part of their equity interests in the VIEs at a purchase price equal to the lowest price permissible by the then-applicable PRC laws and regulations at WFOE’s sole and absolute discretion to the extent permitted by PRC law. The shareholders of the VIEs shall promptly give all considerations they received from the exercise of the options to WFOE or its designee(s). The VIEs and their shareholders covenant that, without WFOE’s prior written consent, they will not, among other things, (i) create any pledge or encumbrance on their equity interests in the VIEs; (ii) transfer or otherwise dispose of their equity interests in the VIEs; (iii) change the VIEs’ registered capital; (iv) amend the VIEs’ articles of association; (v) sell, transfer, license or otherwise dispose of any of the VIEs’ assets or allow any encumbrance of any assets; (vi) cause the VIEs to enter into any major contracts; (vii) declare or distribute dividends; (viii) terminate, liquidate or dissolve the VIEs; or (ix) allow the VIEs to incur, inherit, guarantee or permit any debts, except for those payables incurred in the ordinary or usual course of business but not incurred by way of borrowing. The agreement will remain effective until terminated by WFOE at its discretion or the entire equity interests in the VIEs have been transferred to WFOE or its designee(s).

Powers of Attorney

Pursuant to the powers of attorney executed by the VIEs’ shareholders, each of them irrevocably authorized WFOE or its designee(s) to act on their respective behalf as exclusive agent and attorney, to the extent permitted by law, with respect to all rights of shareholders concerning all the equity interest held by each of them in the VIEs, including but not limited to proposing to convene or attend shareholder meetings, signing the resolutions and minutes of such meetings, exercising all the rights as shareholders (including but not limited to voting rights, nomination rights, appointment rights, the right to receive dividends and the right to sell, transfer, pledge or dispose of all the equity held in part or in whole).

Equity Pledge Agreement

Under the equity interest pledge agreement among WFOE, the VIEs and their shareholders, the VIEs’ shareholders pledged all of their equity interests of the VIEs to WFOE as security for performance of the obligations of the VIEs and their shareholders under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. If any of the

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

specified events of default occurs, WFOE may exercise the right to enforce the pledge immediately. WFOE may transfer all or any of its rights and obligations under the equity interest pledge agreement to its designee(s) at any time. The agreement will remain in effect until the fulfillment of all the obligations under the exclusive call option agreement, the exclusive management services and business cooperation agreement and the powers of attorney. The registration of the equity pledge agreements are completed.

Spousal Consent Letters

Pursuant to the spousal consent letters executed by the spouses of certain shareholders of the VIEs, the signing spouses unconditionally and irrevocably agreed that the equity interest in the VIEs held by and registered in the name of their spouses be disposed of in accordance with the exclusive call option agreement, the equity interest pledge agreement and the powers of attorney described above, and that their spouses may perform, amend or terminate such agreements without their additional consent. Additionally, the signing spouses agreed not to assert any rights over the equity interest in the VIEs held by their spouses. In addition, in the event that the signing spouses obtains any equity interest in the VIEs held by their spouses for any reason, they agree to be bound by and sign any legal documents substantially similar to the contractual arrangements described above, as may be amended from time to time.

•	Risks in relation to VIE structure

The Company believes that the contractual arrangements with VIEs and their shareholders are in compliance with existing PRC laws and regulations and are legally enforceable. However, the contractual arrangements are subject to risks and uncertainties, including:

•

VIEs and their shareholders may have or develop interests that conflict with the Group’s interests, which may lead them to pursue opportunities in violation of the aforementioned contractual agreements. If the Group cannot resolve any conflicts of interest or disputes between the Group and the shareholders of VIEs, the Group would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

•

VIEs and their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIEs or the Group, mandate a change in ownership structure or operations for the VIEs or the Group, restrict the VIEs or the Group’s use of financing sources or otherwise restrict the VIEs or the Group’s ability to conduct business.

•

The PRC government may declare the aforementioned contractual arrangements invalid. They may modify the relevant regulations, have a different interpretation of such regulations, or otherwise determine that the Group or the VIEs have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government may restrict or prohibit the Group’s business and operations in China.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

The Group’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Group may not be able to consolidate VIEs and VIEs’ subsidiaries in the consolidated financial statements as the Group may lose the ability to exert effective control over VIEs and VIEs’ shareholders, and the Group may lose the ability to receive economic benefits from VIEs.

The Group’s business has been directly operated by the VIEs and VIEs’ subsidiaries. For the years ended December 31, 2019 and 2020, the VIEs and VIEs’ subsidiaries accounted for an aggregate of 44.40% and 34.86%, respectively, of the Group’s consolidated total assets, and 95.74% and 92.88% respectively of the Group’s consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, restricted cash and investments.

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020 was included in the accompanying consolidated financial statements:

	As of December 31,
	2019	2020
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	487,531	680,798
Restricted cash	—	200
Short-term investments	600,000	820,000
Prepaid expenses and other current assets	135,768	169,349

Total current assets	1,223,299	1,670,347
Property and equipment, net	43,134	27,653
Operating lease right-of-use assets	188,696	155,712
Other non-current assets	25,986	39,313

TOTAL ASSETS	1,481,115	1,893,025

Accrued payroll and other human resource expenses	716,939	841,178
Deferred revenue, current	1,803,488	2,498,891
Refund liabilities	395,124	356,721
Operating lease liabilities, current	88,632	90,284
Other current liabilities	99,397	290,658

Total current liabilities	3,103,580	4,077,732
Deferred revenue, non-current	753,393	1,091,117
Operating lease liabilities, non-current	101,286	67,918
Other non-current liabilities	2,706	11,334

TOTAL LIABILITIES	3,960,965	5,248,101

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

	Year ended December 31,
	2019	2020
	RMB	RMB
Net revenues	2,668,735	4,018,347
Net loss	(1,165,968)	(415,166)
Net cash generated from operating activities	575,004	425,755
Net cash used in investing activities	(546,927)	(230,263)
Net cash used in financing activities	(1,087)	(2,025)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Foreign currency translation and transactions

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the subsidiaries incorporated outside the mainland China is United States dollar (“US dollar” or “US$”). The functional currency of all the other subsidiaries, the VIEs and VIEs’ subsidiaries is RMB.

Assets and liabilities are translated to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates. Revenues and expenses are translated using the average rate of exchange in effect during the reporting period. Translation adjustments are reported and shown as a separate component of accumulated other comprehensive loss in the consolidated statements of changes in shareholders’ deficit and the consolidated statements of comprehensive loss.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the functional currencies during the year are converted into the applicable functional currencies at the applicable rates of exchange prevailing at the dates of the transactions. Transaction gains and losses are recorded in other income, net in the consolidated statements of operations.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Convenience translation - continued

as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2021, or at any other rate.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in bank and floating rate financial instruments which have original maturities of three months or less and are unrestricted as to withdrawal or use. The carrying value of cash equivalents approximates market value.

Restricted cash

Restricted cash primarily represents deposits held in designated bank accounts for the guarantee of forward contracts and deposits restricted as to withdrawal or use under government regulations.

Investments

Investments consist of financial products of following types:

Wealth management products

The wealth management products are mainly deposits with variable interest rates placed with financial institutions and are restricted as to withdrawal and use before maturity. The Group classifies the wealth management products as held-to-maturity securities. The wealth management products which have short original maturities of greater than three months but less than 1 year are classified as short-term. The products with maturities more than one year have been classified under long-term investments.

The Group reviews its held-to-maturity investments for other-than-temporary impairment (“OTTI”) when the fair value of an investment is less than its amortized cost. The Group recognizes an OTTI if it has the intent to sell the debt security or if it is more-likely-than-not that it will be required to sell the debt security before recovery of its amortized cost basis. If the Group has an intent to sell the debt security prior to recovery of the amortized cost basis, the entire OTTI is recognized is earnings. If the Group does not have an intent to sell but it is not more likely than not that it will be required to sell the impaired debt security prior to recovery of the amortized cost basis, the Group recognizes the OTTI amount representing the credit loss in earnings and the amount related to all other factors in OCI, net of applicable taxes.

Dual Currency Notes (DCN) and Precious Metal Linked Notes (PMLN)

DCN and PMLN are the structured product with unsecured principal purchased from financial institutions which have original maturities of less than one year. The Group elects to adopt the fair value option in accordance with ASC 825 Financial Instruments to record the investments at fair value in short-term

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

investments under fair value in the consolidated balance sheets. The financial instruments are valued using option pricing method and cash flow discount method which involve significant inputs including interest rate yield curves, foreign exchange rates and index prices. The significant inputs are observable in active markets over the terms of the instruments the Company holds. Accordingly, the fair value measurements are classified as Level 2 in the hierarchy. Changes in the fair value of the investments are recorded as fair value change of investments and derivatives in the consolidated statements of operations.

Derivatives instruments

The Company’s primary objective for holding derivative financial instruments is to manage foreign currency risks. Depending on the terms of the specific derivative instruments and market conditions, some of the Company’s derivative instruments may be assets and liabilities at any particular point in time and recorded within prepaid expense and other current assets and other current liabilities, respectively on the consolidated balance sheets.

The Company entered into certain foreign currency derivative contracts to protect against volatility of future cash flows caused by the changes in foreign exchange rates. The foreign currency derivative contracts do not qualify for hedge accounting and, as a result, the changes in fair value of the foreign currency derivative contracts are recognized in fair value change of investments and derivatives in the consolidated statements of operations.

The Company’s foreign currency derivative instruments relate to foreign exchange options and forward contracts involving major currencies such as RMB and US dollar. The derivative instruments are valued using valuation models since they are not traded on an exchange. Interest rate yield curves and foreign exchange rates are the significant inputs into these valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the fair value measurements are classified as Level 2 in the hierarchy. The Company considers the effect of its own credit standing and that of its counterparties in valuations of its derivative financial instruments.

Fair value

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Fair value measurement

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2019, the Company did not hold any short-term investments and derivative instruments measured and recorded at fair value. As of December 31, 2020, short-term investments and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of December 31, 2020
	Quoted Prices in	Significant Other	Significant
	Active Market for		Unobservable
	Identical Assets (Level 1)	Observable Inputs (Level 2)	Inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Short-term investments
DCN and PMLN	—	2,797,900	—	2,797,900
Derivative assets recorded within prepaid expense and other current assets
Foreign exchange option contracts	—	42,911	—	42,911
Foreign exchange forward contracts	—	398	—	398
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	—	20,576	—	20,576
Foreign exchange forward contracts	—	340	—	340

The Group’s financial instruments not reported at fair value mainly include cash and cash equivalents, restricted cash, wealth management products and receivables from third party payment platforms. The carrying values of the short-term financial instruments approximates their fair value due to their short-term nature. The Group determines the fair value of wealth management products using discounted cash flow models utilizing significant market observable inputs including interest rates and references index prices (a Level 2 measurement).

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment, net

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Category	Estimated useful life
Electronic equipment	3 years
Leasehold improvement	Shorter of the lease term or estimated economic life
Vehicles	3 to 5 years

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows are less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets. The Group did not record any impairment loss on its long-lived assets during the years ended December 31, 2019 and 2020.

Leases

The Group elected to early adopt Accounting Standards Update No. 2016-02, Leases (Topic 842) from January 1, 2019. The Group leases offices in different cities in the PRC under operating leases and determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease. The Group measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Group’s incremental borrowing rate is the estimated rate the Group would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. As the leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. The Group measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Group begins recognizing rent expense when the lessor makes the underlying asset available to the Group. The Group’s leases have remaining lease terms of up to five years, some of which include options to extend the leases for an additional period which has to be agreed with the lessors based on mutual negotiation. After considering the factors that create an economic incentive, the Group did not include renewal option periods in the lease term for which it is not reasonably certain to exercise. The Group recognized right-of-use assets of RMB209,281, total operating lease liabilities (including current and non-current) of RMB203,851, on the consolidated balance sheets as of January 1, 2019 for operating leases related to office space.

For short-term leases, the Group records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition

The Group applies ASC 606, Revenue from Contracts with Customers, for all periods. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Group follows the five steps approach for revenue recognition under ASC 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the group satisfies a performance obligation. The Group’s revenue is reported net of discount, value added tax and related surcharges.

The Group generates revenues primarily from online after-school tutoring services delivered in one-on-one live interactive format through its flagship Zhangmen One-on-One program. The Group began to offer small scale online tutoring courses since 2020 under Zhangmen Small Class. The online tutoring services for Zhangmen One-on-One and Zhangmen Small Class consist of several components, including teacher assignment, learning plan scheduling and live interactive tutoring service during the period. Different service components are highly interdependent and interrelated in the context of the contract with the live interactive tutoring services because the service components are all designed specifically for each class and would not be able to fulfill the service promise if transferred independently to the customers. Therefore, the Group has determined that the live interactive tutoring services represent one performance obligation. The service period for the live interactive tutoring services will vary based on different type of course package.

The Group also generates revenue from online tutoring courses delivered under Zhangmen Kids program, which is reported as other revenue. Other revenue also includes tutoring services provided in large class and AI courses, which are not material for the years ended December 31, 2019, and 2020, respectively.

Tutoring fees are collected in advance. The Group determines that there is not a significant financing component based on the nature of the service being offered and the purpose of the payment terms. Students are offered a full, unconditional refund after deducting certain management fees if the new students withdraw before the start of the third or fourth class or the existing students withdraw before any consumption. The Group also offers refunds for any remaining undelivered classes to students who withdraw from the courses. The refund is equal to the amount related to the undelivered classes.

The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

Revenue related to the live interactive tutoring service is recognized proportionately as the online classes are delivered, as the Group concluded that the delivery of each online class represents a faithful depiction of when the services are provided to the students.

The Group operates a customer incentive program and grants points to customers mainly upon successful referral of a new student. The points can be redeemed for cash once certain conditions are met or exchange for free courses and gifts. The Group recognized the cost associated with the program as selling and marketing expenses, which were not material for the years ended December 31, 2019 and 2020, respectively.

The Group refers students to obtain student loans from third party financial institutions whereas the Group may provide guarantee on the repayment of loans, and in certain cases a tuition discount equivalent

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

to the loan interests or service charges incurred on behalf of the students. The discount was recorded as a deduction of revenue. The Group’s guarantee liability associated with the student loans was immaterial for the periods presented.

Contract and refund liabilities

The Group presents contract liabilities as “deferred revenue” in the consolidated balance sheet and the related disclosures, which primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the years ended December 31, 2019 and 2020, revenue recognized that was included in the deferred revenue balance at January 1, 2019 and January 1, 2020 amounted to RMB1,046,881 and RMB1,803,488, respectively.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of December 31, 2020, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB3,590,008. The Group expects to recognize revenue of RMB2,498,891 and RMB1,091,117 related to the remaining performance obligations in 2021 and 2022, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.

The Group expenses incremental costs of obtaining a contract when incurred as the amount of such cost is immaterial for the years ended December 31, 2019 and 2020.

Disaggregation of revenue

For the years ended December 31, 2019 and 2020, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period was recognized from contracts with customers. The following table provides information about disaggregated revenue by course programs.

	Year ended December 31,
	2019	2020
	RMB	RMB
Zhangmen One-on-One	2,507,556	3,739,564
Zhangmen Small Class	—	62,714
Others	161,179	216,151

Total net revenues	2,668,735	4,018,429

Cost of Revenue

Cost of revenues mainly consists of salaries and benefits to teachers, teaching materials, course content development costs, bandwidth costs, depreciation and amortization of properties and equipment. The teachers consist of both full-time teachers and part-time teachers. The compensations for the teachers primarily consist of base salary, as well as teaching fees based on hourly rates in connection with courses delivered.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Research and development expenses

Research and development expenses primarily consist of (i) salaries and benefits for product and technology development personnel, and (ii) general expenses and depreciation expenses associated with the research and development activities. The Group’s research and development activities primarily consist of the development of new products and development and enhancement of the Group’s applications and platforms. The Group has expensed all research and development expenses when incurred.

Sales and marketing expenses

Sales and marketing expenses primarily consist of (i) salaries, benefits and commission for sales and marketing personnel and student service staff, (ii) channel and branding expenses, including expenses relating to marketing and branding activities and online traffic acquisitions, (iii) trial lessons offered for prospective students, and (iv) office rental, general expenses and depreciation and amortization expenses associated with the sales and marketing activities. The advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB113,158 and RMB75,312 for the years ended December 31, 2019, and 2020, respectively.

Value added taxes (“VAT”)

The Group’s services are subject to VAT at the rate of 6% for general-VAT-payer entities in accordance with relevant PRC tax rules.

Income taxes

Current income taxes are provided for in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes are classified as a component of the provisions for income taxes.

Share-based compensation

The Company grants share options to its employees. The Group measures the cost of the employee share options based on the grant date fair value of the awards and recognizes compensation cost over the vesting period, which is generally the requisite service period as required by the option agreement. When no future services are required to be performed by the employee in exchange for an award of equity instruments, the cost of the award is expensed on the grant date. The Group elects to recognize forfeitures when they occur.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive loss

Comprehensive loss includes net loss and foreign currency translation adjustments. Comprehensive loss is reported in the consolidated statements of comprehensive loss.

Government subsidies

The Group reports government subsidies as other income when received from local government authority with no limitation on the use of the subsidies. From time to time, the Group receives government subsidies related to government sponsored projects and records such government subsidies as a liability when received and recognizes as other income when the performance obligation is met or fulfilled. The government subsidies of RMB144,461 recorded in the year ended December 31, 2020 were derived from the temporary VAT exemption for 2020 due to COVID-19.

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible redeemable preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group.

Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the accretion and allocation of net income related to the preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation in income periods should their effects be anti-dilutive. The Group had convertible redeemable preferred shares and share options, which could potentially dilute basic earnings per share in the future. To calculate the number of shares for diluted net loss per share, the effect of the convertible redeemable preferred shares is computed using the two-class method or the as-if converted method, whichever is more dilutive; the effect of the share options is computed using the treasury stock method.

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB496,440 and RMB499,304 as of December 31, 2019 and 2020, respectively.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Significant risks and uncertainties - continued

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, receivables from third party payment platforms and long-term investments. As of December 31, 2019 and 2020, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term investments were deposited in financial institutions with high credit rating.

There are no revenues or receivables from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2019 and 2020.

Recent accounting pronouncements not yet adopted

The Jumpstart Our Business Startups Act (“JOBS Act”) provides that an emerging growth company (“EGC”) as defined therein can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group qualifies as an EGC as of December 31, 2020 and has elected to apply the extended transition period.

In June 2016, the FASB issued ASU No.2016-13 (“ASU 2016-13”), Financial Instruments—Credit Losses, which was subsequently amended by ASU 2019-04, ASU 2019-05, ASU 2018-19, ASU 2019-10, to provide a new standard on the measurement of expected credit losses for financial assets. The effective date for ASU 2016-13 has been deferred by ASU 2019-10 to be fiscal years beginning after December 15, 2022 and interim periods therein for non-issuers. All entities may adopt the amendments through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). The Group plans to adopt the ASU prospectively on January 1, 2023. The Group does not expect any material impact on its consolidated financial statements as a result of adopting the new standard.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for non-issuers for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2022. The ASU is currently not expected to have a material impact on the consolidated financial statements.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Receivables from third party payment platforms(1)	118,643	122,292
Derivative assets	—	43,309
Others	31,795	95,581

	150,438	261,182

(1)

Receivables from third party payment platforms consist of cash that had been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Leasehold improvement	38,750	57,625
Electronic equipment	44,489	52,220
Vehicles	2,358	2,515

	85,597	112,360
Less: accumulated depreciation	(38,773)	(67,275)

	46,824	45,085

Depreciation expenses were RMB24,715 and RMB28,502 for the years ended December 31, 2019 and 2020, respectively.

5.	OPERATING LEASES

The Group has entered into various non-cancelable operating lease agreements for offices and offline experience stores located in different cities in the PRC. The leases have original lease periods expiring between 2021 and 2025. Many leases include one or more options to renew. The Group does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

The components of lease expense for the years ended December 31, 2019 and 2020 were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Operating lease cost	115,179	129,794
Operating lease cost for leases with terms less than one year	11,663	17,742

Total lease cost	126,842	147,536

For the years ended December 31, 2019 and 2020, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following table provides a summary of the Group’s lease terms and discount rates for the years ended December 31, 2019 and 2020:

	For the year ended
	December 31, 2019	December 31, 2020
Weighted average remaining lease term (years)
Operating leases	2.30	2.55
Weighted average discount rate
Operating leases	4.76%	4.77%

The following is a maturity analysis as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
2020	112,052	—
2021	84,940	144,693
2022	36,449	94,007
2023	19,240	63,009
2024	3,942	14,462
2025	—	8,528
Less: amount representing interest	(51,796)	(54,234)

Present value of lease liabilities	204,827	270,465

Lease liabilities, current	97,107	178,312
Lease liabilities, non-current	107,720	92,153

Present value of lease liabilities	204,827	270,465

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

Supplemental cash flow information related to leases were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow for operating leases	108,680	125,389
Lease liabilities arising from obtaining right-of-use assets:	97,015	195,018
Lease liabilities decrease due to early termination	286	15,570
Right of use asset decrease due to early termination	282	13,448

6.	OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020
	RMB	RMB
Accrued expenses(1)	119,848	320,097
Derivative liabilities	—	20,916
Others	80,314	89,813

	200,162	430,826

(1)	Accrued expenses mainly represent accrued marketing and promotion service fees.

7.	SHARE-BASED COMPENSATION

On June 1, 2018, the Group adopted the 2018 Share Option Plan (“2018 Plan”), under which the maximum number of shares that may be granted is 93,082,225 ordinary shares. The vesting schedules under the 2018 Plan is that 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and the remaining 75% shall vest and become exercisable equally over the following 36 months.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

7.	SHARE-BASED COMPENSATION - continued

The following table summarized the Group’s share option activities for the years ended December 31, 2019 and 2020:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Weighted Average Grant date Fair value	Aggregate Intrinsic Value
		RMB	Years	RMB	RMB
Options outstanding on January 1, 2019	53,440	0.00	7.51	0.26	—
Granted	9,972	0.01	10.00	2.48	—
Forfeited	—	—	—	—	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—

Options outstanding on December 31, 2019	63,412	0.00	6.96	0.61	171,475
Granted	7,773	0.02	10.00	3.40	—
Forfeited	(298)	0.01	8.68	2.32	—
Expired	—	—	—	—	—
Exercised	—	—	—	—	—

Options outstanding on December 31, 2020	70,887	0.01	6.35	0.90	258,780

Options vested or expected to vest on December 31, 2020	70,887	0.01	6.35	0.90	258,780
Options exercisable on December 31, 2020	50,444	0.00	5.54	0.35	184,315

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates in 2019 and 2020 were as follows:

For the year ended
	December 31,	December 31,
	2019	2020
Expected volatility	47.5%-47.9%	48.0%-48.2%
Risk-free interest rate	1.9%-2.0%	0.7%-0.9%
Exercise multiples	2.2-2.8	2.2-2.8
Expected dividend yield	0.0%	0.0%
Life of options	10 years	10 years
Fair value of underlying ordinary shares (RMB)	2.4 -2.7	2.7 – 3.7

(1) Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

7.	SHARE-BASED COMPENSATION - continued

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

(3) Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

(4) Expected dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5) Life of options

Life of options is extracted from option agreements.

(6) Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

During the years ended December 31, 2019 and 2020, the Group granted 9,972,075 and 7,773,000 options to certain employees. The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. RMB7,368 and RMB11,050 of compensation expenses was recorded for the years ended December 31, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the unrecognized compensation expense related to share options amounted to RMB26,576 and RMB41,623, respectively, which will be recognized over a weighted-average period of 3.12 years and 3.06 years, respectively.

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

The Company completed several rounds of equity financing and issued the following convertible redeemable preferred shares during the period from its formation to 2018. As of January 1, 2019, the following were issued and outstanding: 53,999,077 Series Seed convertible redeemable preferred shares, 13,748,842 Series A-1 convertible redeemable preferred shares , 79,703,434 Series A-2 convertible redeemable preferred shares, 56,931,024 Series B convertible redeemable preferred shares, 101,210,710 Series C-1 convertible redeemable preferred shares, 15,570,878 Series C-2 convertible redeemable preferred shares, 5,819,616 Series C-3 convertible redeemable preferred shares, 207,611,712 Series D convertible redeemable preferred shares, and 243,380,841 Series E convertible redeemable preferred shares.

In September 2020, Series F investors purchased 13,549,882 Series Seed convertible redeemable preferred shares, 3,300,852 Series B convertible redeemable preferred shares and 2,772,642 Series C-1 convertible redeemable preferred shares (collectively referred to as the “preferred shares from previous series”) directly from the respective preferred shareholders and these preferred shares were re-designated by the Company as Series F-1 convertible redeemable preferred shares (the “Series F-1 Shares”) . This re-designation was accounted for as an extinguishment of preferred shares from previous series and issuance of Series F-1 Shares. The Series F-1 Shares are recorded at fair value on the re-designation date, with the excess of the fair value of Series F-1 Shares (US $0.94 per share) over the carrying value of

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

preferred shares from previous series on the re-designation date recognized as deemed dividend of RMB 101,795.

In November 2020, Series F-1 investors purchased directly from the Founders 3,346,487 ordinary shares, which were re-designated by the Company into Series F-1 Shares. The re-designation of the ordinary shares to Series F-1 Shares resulted in a repurchase of ordinary shares and issuance of Series F-1 Shares and is accounted for as a treasury stock transaction accompanied with issuance of new preferred shares. The repurchased ordinary shares have been retired. The re-designated Series F-1 Shares are recorded at fair value on the re-designation date. The excess of the fair value of Series F-1 Shares (US $0.94 per share) over the fair value of ordinary shares (US $0.51 per share) on the re-designation date is recognized as share-based compensation to the Founders in the amount of RMB 9,470 in the current period net loss.

In September 2020, the Company issued 199,277,610 Series F-2 convertible redeemable preferred shares with a total cash proceeds of RMB1,716,310.

The following table summarized the rollforward of the carrying amount of the convertible redeemable preferred shares for the years of 2019 and 2020:

	Series Seed	Series A-1	Series A-2	Series B	Series C-1	Series C-2	Series C-3	Series D	Series E	Series F-1	Series F-2	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2019	4,500	33,230	191,659	137,973	248,625	39,043	14,235	703,571	873,578	—	—	2,246,414
Proceeds received	—	—	—	—	—	—	—	—	789,268	—	—	789,268
Accretion	376	4,056	23,538	17,184	32,693	5,566	1,840	104,643	318,234	—	—	508,130

December 31, 2019	4,876	37,286	215,197	155,157	281,318	44,609	16,075	808,214	1,981,080	—	—	3,543,812
Issuance	—	—	—	—	—	—	—	—	—	—	1,716,310	1,716,310
Series F-1 shares issued by re-designation of Series Seed, Series B and Series C-1	(1,331)	—	—	(11,512)	(9,716)	—	—	—	—	124,354	—	101,795
Series F-1 shares issued by re-designation of ordinary shares	—	—	—	—	—	—	—	—	—	21,006	—	21,006
Accretion of preferred shares	735	15,112	87,566	60,948	105,897	15,672	6,197	98,142	172,790	10,763	264,034	837,856

December 31, 2020	4,280	52,398	302,763	204,593	377,499	60,281	22,272	906,356	2,153,870	156,123	1,980,344	6,220,779

Key terms of the convertible redeemable preferred shares are as follows:

Conversion

Each holder of convertible redeemable preferred shares (“Preferred Share”) shall have the right, at such holder’s sole discretion, to convert all or any portion of the preferred shares into ordinary shares on a one-for-one basis at any time. The initial conversion price is the issuance price of preferred shares, subject to adjustment in the event of (1) issuance of additional ordinary shares (2) share dividends, subdivisions, combinations or consolidation of ordinary shares, and other distribution (3) reorganizations, mergers, consolidations, reclassification, exchange and substitution.

Each preferred share shall automatically be converted into ordinary shares, based on the then applicable conversion price for each convertible redeemable preferred share, without the payment of any additional

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Conversion - continued

consideration, into fully-paid and non-assessable ordinary shares upon (i) the closing of the Qualified IPO as defined below, or (ii) the written consent of (A) the holders holding a majority of the then outstanding Series Seed/A/B/C convertible redeemable preferred shares, or (B) written consent of the holders holding at least 75% Series D convertible redeemable preferred shares, or (C) written consent of the holders holding at least 70% Series E convertible redeemable preferred shares, or (D) written consent of the holders holding at least 60% Series F-1/F-2 convertible redeemable preferred shares.

Qualified IPO is defined as a firm-commitment underwritten public offering of ordinary shares of the Company (or securities representing such ordinary shares) registered under the Securities Act on the New York Stock Exchange, the Nasdaq Global Market, the Stock Exchange of Hong Kong Limited, Shanghai Stock Exchange, or Shenzhen Stock Exchange and with net proceeds (excluding underwriting discounts, commissions and stock transfer taxes applicable to a sale of securities) to the Company of at least US$300 million and an implied pre-offering valuation of the Company of US$3,401 million or more, or such less market capitalization or net proceeds as approved by the preferred majority.

Redemption

The holders of convertible redeemable preferred shares shall have the right to redeem if the Qualified IPO has not been consummated by the 42nd month from the Series F-2 convertible redeemable preferred shares original issue date.

The redemption price per Series A-1/A-2/B/C-1/C-2/C-3/D/E/F-1/F-2 Preferred Share where shall be, at the sole election of such series preferred shareholder redeeming its Preferred Share(s), the higher of (1) the sum of (A) 100% of the issue price plus (B) a simple interest rate of 15% per annum for each year such Preferred Share was outstanding calculated from the original issuance date through the date of redemption thereof (and calculated on a pro rata basis in case of a partial year) plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers, or (2) the fair market value per Preferred Share as determined by an independent valuer agreed to by the majority of each class of Preferred Shares and the ordinary majority.

The redemption price per Series Seed Preferred Share that shall equal the sum of (A) 100% of the Series Seed issue price, (B) a compound interest rate of 10% per annum, for each year such Series Seed Preferred Share was outstanding measured from the Series Seed deemed issue date through the date of redemption thereof (calculated on a pro rata basis in case of a partial year), plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers.

Liquidation Preference

In the event of any liquidation, including deemed liquidation event (as described below), dissolution or winding up of the Company, either voluntary or involuntary, distributions shall be made in the following manner (after satisfaction of all creditors’ claims and claims that may be preferred by law):

(i) The holders of, Series A Preferred Share, Series B Preferred Share, Series C Preferred Share, Series D Preferred Share, Series E Preferred Share and Series F-1/F-2 Preferred Share shall be entitled to receive

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Liquidation Preference - continued

the amount equal to 150% of their respective issue prices, plus all declared but unpaid dividends on such preferred shares. The liquidation preference is exercised in the sequence of Series F-2 Preferred Share, Series F-1 Preferred Share, Series E Preferred Share, Series D Preferred Share, Series C Preferred Share, Series B Preferred Share, Series A Preferred Share, and Series Seed. After paying in full the Series F-2/F-1/E/D/C/B/A liquidation preference, the holder of Series Seed Preferred Share shall be entitled to receive the amount equal to 100% of their respective issue prices, plus all declared but unpaid dividends on such preferred shares.

(ii) If there are any assets or funds remaining after distribution in full to the holders of preferred shares, the remaining assets and funds of the Group that is legally available for distribution to the shareholders shall be distributed to the holders of the preferred shares and ordinary shares ratably amongst them in proportion to the number of ordinary shares held by them on an as-converted basis.

A deemed liquidation event shall include i) a merger, amalgamation or consolidation of the Group; ii) a sale, exchange, transfer or other disposition of all or substantially all of the assets of the Group.

Dividends

Each holder of Series A-1/A-2/B/C-1/C-2/C-3/D/E/F-1/F-2 Preferred Shares shall be entitled to receive noncumulative dividend at the rate 8% of each applicable issue price per annum for each such share held by such holder. Such dividends shall be payable and accrue when, as and if declared by the Board, prior and in preference to, and satisfied before, any dividend on any other class or series of shares.. The dividend preference sequence is the same as the liquidation preference. After the dividends for the Series F-1/F-2 Preferred Shares, the Series E Preferred Shares, Series D Preferred Shares, Series C-1/C-2/C-3 Preferred Shares, Series B Preferred Shares and Series A-1/A-2 Preferred Shares have been fully paid, and in the event the Company further declares dividend or distribution in cash or in kind, any additional dividends shall be distributed pro rata among all holders of the ordinary shares and Preferred Shares, provided that the holder of the Series Seed Preferred Shares shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the ordinary shares. No dividend was declared or accrued for the years ended December 31, 2019 and 2020.

Voting Rights

The holders of all convertible redeemable preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Accounting for the Convertible Redeemable Preferred Shares

The Group has classified the convertible redeemable preferred shares as mezzanine equity as these preferred shares are redeemable upon the occurrence of an event not solely within the control of the Group. In addition, the Group accretes changes in the redemption value of the convertible redeemable preferred shares other than Series Seed convertible redeemable preferred shares based on the higher of (i) the issuance price plus a pre-determined annualized return set forth in the agreement and (ii) fair market value. The Group accretes changes in the redemption value of the Series Seed convertible redeemable preferred shares based on the subscription price plus a pre-determined return set forth in the

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

Accounting for the Convertible Redeemable Preferred Shares - continued

agreement. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

The Group has determined that there was no embedded derivative to be bifurcated and no beneficial conversion feature attributable to all preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Group’s common shares determined by the Group taking into account independent valuations.

9.	INCOME TAXES

Income before income tax are all from outside of mainland China for the years ended December 31, 2019 and 2020. The current and deferred components of the income tax expense appearing in the consolidated statement of operations were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Income tax expense	1,700	2,967
Deferred income tax expense	—	—

Total income tax expense	1,700	2,967

Cayman Islands

Zhangmen Education Inc. is incorporated in Cayman Islands. Under the current laws of Cayman Islands, the Company is not subject to income, corporate or capital gains tax, and Cayman Islands currently have no form of estate duty, inheritance tax or gift tax. In addition, payments of dividends and capital in respect of their shares are not subject to taxation and no withholding will be required in the Cayman Islands on the payment of any dividend or capital to any holder of their shares, nor will gains derived from the disposal of their shares be subject to Cayman Islands income or corporation tax. No provision for income taxes in Cayman Islands has been made as the Company had no taxable income for the years ended December 31, 2019 and 2020.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary, Global Online Education HK Limited., which domiciled in Hong Kong, has introduced a two-tiered profits tax rate regime which is applicable to any year of assessment commencing on or after April 1, 2018. The profits tax rate for the first HK dollar 2,000,000 of profits of corporations will be lowered to 8.25%, while profits above that amount will continue to be subject to the tax rate of 16.5%. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. No provision for Hong Kong Profits tax has been made in the consolidated financial statements as it has no assessable income for the years ended December 31, 2019 and 2020.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

PRC

The Company’s subsidiary, the VIEs and the VIEs’ subsidiaries, which were entities incorporated in the PRC (the “PRC entities”), are subject to PRC Enterprise Income Tax (“EIT”) on their taxable income in accordance with the relevant PRC income tax laws, which have adopted a unified income tax rate of 25% since January 1, 2008. Zhangxue (WFOE) obtained High and New Technology Enterprise status from 2020 and accordingly was entitled to the 15% preferential tax rate if certain conditions were met. Certain entities within the Group are qualified as small low-profit enterprises. In accordance with Cai Shui [2019] No.13, the portion of annual taxable income amount of a small low-profit enterprises which does not exceed RMB1 million shall be computed at a reduced rate of 25% as taxable income amount, and be subject to enterprise income tax at 20% tax rate; the portion of annual taxable income amount which exceeds RMB1 million but does not exceed RMB3 million shall be computed at a reduced rate of 50% as taxable income amount, and be subject to enterprise income tax at 20% tax rate.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Group’s deferred tax assets and liabilities were as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets
Net operating loss carrying forwards	532,668	775,798
Advertising expenses	102,734	116,245
Accrued salary	73,310	108,449
Rental	8,460	16,908
Property and equipment, net	365	242

Total deferred tax assets	717,537	1,017,642
Less: valuation allowance	(717,537)	(1,017,642)

Deferred tax assets, net	—	—

As of December 31, 2020, the Group had net operating loss carrying forwards of RMB3,104,637 from the Group’s PRC entities, which will expire on various dates from December 31, 2021 to December 31, 2025. The Group operates its business through its subsidiaries and VIEs. The Group does not file consolidated tax returns, therefore, losses from individual subsidiaries or the VIEs may not be used to offset other subsidiaries’ or VIEs’ earnings within the Group. Valuation allowance is considered on each individual subsidiary and VIE basis. A valuation allowance of RMB1,017,642 had been established as of December 31, 2020, in respect of all deferred tax assets as it is considered more likely than not that the relevant deferred tax assets will not be realized in the foreseeable future.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

Reconciliations of the differences between PRC statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020
Statutory income tax rate	25.00%	25.00%
Expenses not deductible for tax purposes	(0.62%)	(1.00%)
Effect of preferential tax rate and local tax exemption	(0.01%)	(0.03%)
Effect of research and development expenses super deduction	2.07%	4.86%
Effect of different tax rates of subsidiary operating in other jurisdiction and withhold tax	0.16%	0.52%
Effect of valuation allowance	(26.71%)	(29.64%)

Effective tax rate	(0.11%)	(0.29%)

The movements of valuation allowance for the years end December 31, 2019 and 2020 are as follows:

	Year ended December 31,
	2019	2020
	RMB	RMB
Balance at beginning of the year	315,739	717,537
Additions	401,798	300,105
Reversal	—	—

Balance at end of the year	717,537	1,017,642

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019 and 2020.

The authoritative guidance requires that the Group recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

In addition, uncertainties exist with respect to how the current income tax law in the PRC applies to the Group’s overall operations, and more specifically, with regard to tax residency status. The Enterprise Income Tax (“EIT”) Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting and properties, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed resident enterprises, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income taxes, at a rate of 25%.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

9.	INCOME TAXES - continued

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis of an investment in a more than 50% interest in a domestic subsidiary often represent the outside basis difference. However, recognition is not required in situations where the tax law provides a means by which such outside basis difference can be recovered tax-free and the enterprise expects that it will ultimately use that means. A deferred tax liability should be recognized on the undistributed earnings of the WFOE and VIE, unless a feasible means to achieve tax free recovery of the outside basis differences exists and management expects that it will ultimately use that means. As of December 31, 2019 and December 31, 2020, the WFOE and the VIEs all have accumulated loss and therefore no deferred tax liabilities needs to be provided.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to the calendar year of 2019, the Group is subject to examination of the PRC tax authorities.

10.	NET LOSS PER SHARE

For the years ended December 31, 2019 and 2020, the Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary shares and preferred shares according to the participation rights in undistributed earnings. However, undistributed loss is only allocated to ordinary shareholders because holders of preferred shares are not contractually obligated to share losses.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2019	2020
	RMB	RMB
Numerator:
Net loss	(1,504,039)	(1,012,346)
Deemed dividend	—	(101,795)
Accretion of convertible redeemable preferred shares	(508,130)	(837,856)

Net loss attributable to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)
Denominator:
Weighted average ordinary shares outstanding—Basic and diluted	227,222,692	305,651,877

Basic and diluted loss per share	(8.86)	(6.39)

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

10.	NET LOSS PER SHARE - continued

For the years ended December 31, 2019 and 2020, the following outstanding convertible redeemable preferred shares or share options were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Year ended December 31,
	2019	2020
Shares issuable upon exercise of share option	63,412,260	70,886,760
Shares issuable upon conversion of convertible redeemable preferred shares	777,976,134	980,600,231

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB547,150 and RMB292,565 for the years ended December 31, 2019 and 2020, respectively. The Company enjoyed temporary exemption form mandated defined contribution plan in 2020 of RMB360,173 due to COVID-19.

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Upon the adoption of ASC 842 on January 1, 2019, future minimum lease payments for operating lease liabilities as of December 31, 2019 and December 31, 2020 are disclosed in Note 5.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.

13.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Company has been dedicated to providing the online tutoring services ever since its establishment in 2014. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

ZHANGMEN EDUCATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2020

(In thousands of RMB, except for share and per share data, or otherwise noted)

14.	RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the “reserve fund”), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital is 657,369 as of December 31, 2019 and 2020, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution. There has been no statutory reserve from the Group’s entities in the PRC as of December 31, 2020.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the condensed financial statements for the parent company (Schedule I) for the years ended December 31, 2019 and 2020.

15.	SUBSEQUENT EVENTS

The subsequent events were evaluated through March 22, 2021, which is the issuance date of the audited consolidated financial statements.

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	645,914	962	147
Short-term investments(including investments measured as fair value of nil and 2,105,980 as of December 31, 2019 and 2020)	627,858	2,109,629	321,992
Prepaid expenses and other current assets	1,630	52	8

TOTAL ASSETS	1,275,402	2,110,643	322,147

LIABILITIES
Current liabilities
Other current liabilities	17,051	17,840	2,725
Deficits of investments in subsidiaries, VIEs and VIEs’ subsidiaries	2,059,282	2,313,126	353,052

TOTAL LIABILITIES	2,076,333	2,330,966	355,777

MEZZANINE EQUITY	3,543,812	6,220,779	949,474

SHAREHOLDERS’ DEFICIT
Ordinary shares	20	20	3
Accumulated other comprehensive income (loss)	57,844	(86,032)	(13,131)
Accumulated deficit	(4,402,607)	(6,355,090)	(969,976)

TOTAL SHAREHOLDERS’ DEFICIT	(4,344,743)	(6,441,102)	(983,104)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	1,275,402	2,110,643	322,147

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			（Note 2)
Operating expenses:
General and administrative expenses	(18,995)	(27,974)	(4,270)

Total operating expenses	(18,995)	(27,974)	(4,270)

Loss from operations	(18,995)	(27,974)	(4,270)
Interest income, net	37,257	19,764	3,017
Fair value change of investments	—	3,696	564
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries	(1,520,601)	(1,004,949)	(153,385)

Loss before provision for income tax	(1,502,339)	(1,009,463)	(154,074)
Income tax expenses	(1,700)	(2,883)	(441)

Net loss	(1,504,039)	(1,012,346)	(154,515)
Deemed dividend	—	(101,795)	(15,537)
Accretion of convertible redeemable preferred shares	(508,130)	(837,856)	(127,882)

Net loss available to ordinary shareholders of Zhangmen Education Inc.	(2,012,169)	(1,951,997)	(297,934)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			（Note 2)
Net loss	(1,504,039)	(1,012,346)	(154,515)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	25,517	(143,876)	(21,960)

Total comprehensive loss attributable to Zhangmen Education Inc.	(1,478,522)	(1,156,222)	(176,475)
Deemed dividend	—	(101,795)	(15,537)
Accretion of convertible redeemable preferred shares	(508,130)	(837,856)	(127,882)

Total comprehensive loss attributable to ordinary shareholders of Zhangmen Education Inc.	(1,986,652)	(2,095,873)	(319,894)

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATION ACTIVITIES
Net loss for the year	(1,504,039)	(1,012,346)	(154,515)
Adjustments to reconcile net loss to net cash generated from operating activities
Loss from investments in subsidiaries, VIEs and VIEs’ subsidiaries	1,520,601	1,004,949	153,385
Share-based compensation	—	9,470	1,445
Fair value change of investments	—	(3,696)	(564)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(1,630)	1,578	241
Other current liabilities	(27,560)	789	120

NET CASH (USED IN) GENERATED FROM OPERATING ACTIVITIES	(12,628)	744	112

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	(431,531)	(698,128)	(106,555)
Purchase of short-term investments	(627,858)	(2,123,621)	(324,128)
Proceeds from maturity of short-term investments	—	627,858	95,830

CASH USED IN INVESTING ACTIVITIES	(1,059,389)	(2,193,891)	(334,853)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares	789,268	1,716,310	261,960

CASH GENERATED FROM FINANCING ACTIVITIES	789,268	1,716,310	261,960

Effect of exchange rate changes	36,112	(168,115)	(25,658)

Net decrease in cash and cash equivalents	(246,637)	(644,952)	(98,439)
Cash and cash equivalents at beginning of the year	892,551	645,914	98,586

Cash and cash equivalents at end of the year	645,914	962	147

Supplemental schedule of non-cash investing and financing activities:
Deemed dividend	—	101,795	15,537
Accretion of convertible redeemable preferred shares	508,130	837,856	127,882

ADDITIONAL INFORMATION-FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF ZHANGMEN EDUCATION INC.

NOTES TO FINANCIAL STATEMENTS

(In thousands of RMB, except for share and per share data, or otherwise noted)

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries.

The Company, its subsidiaries, VIEs and VIEs’ subsidiaries were included in the consolidated financial statements where intercompany balances and transactions were eliminated upon consolidation. For purposes of the Company’s stand-alone financial statements, its investments in subsidiaries, VIEs and VIEs’ subsidiaries were reported using the equity method of accounting. The Company’s share of loss from its subsidiaries, VIEs and VIEs’ subsidiaries were reported as share of loss of subsidiaries, VIEs and VIEs’ subsidiaries in the accompanying Company financial statements. Ordinarily under the equity method, an investor in an equity method investee would cease to recognize its share of the losses of an investee once the carrying value of the investment has been reduced to RMB nil absent an undertaking by the investor to provide continuing support and fund losses. For the purpose of this Schedule I, the Company has continued to reflect its share, based on its proportionate interest, of the losses of subsidiaries, VIEs and VIEs’ subsidiaries regardless of the carrying value of the investment even though the Company is not obligated to provide continuing support or fund losses.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.

As of December 31, 2019 and 2020, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company.

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
ASSETS
Current assets
Cash and cash equivalents	721,462	2,991,025	456,520
Restricted cash	110,787	242,059	36,945
Short-term investments (including investments measured as fair value of 2,797,900 and nil as of December 31, 2020 and March 31, 2021, respectively)	3,717,900	820,000	125,156
Prepaid expenses and other current assets	261,182	257,143	39,248

Total current assets	4,811,331	4,310,227	657,869
Non-current assets
Property and equipment, net	45,085	52,005	7,938
Long-term investments	250,000	250,000	38,157
Operating lease right-of-use assets	267,117	314,304	47,972
Other non-current assets	56,802	61,395	9,370

TOTAL ASSETS	5,430,335	4,987,931	761,306

LIABILITIES
Current liabilities (including amounts of the consolidated VIEs without recourse to Zhangmen Education Inc. See Note 2)
Accrued payroll and other human resource expenses	991,304	1,127,678	172,117
Deferred revenue, current	2,498,891	2,424,198	370,005
Refund liabilities	356,721	325,647	49,703
Operating lease liabilities, current	178,312	141,580	21,609
Other current liabilities	430,826	372,287	56,822

Total current liabilities	4,456,054	4,391,390	670,256

Non-current liabilities
Deferred revenue, non-current	1,091,117	1,088,288	166,105
Operating lease liabilities, non-current	92,153	171,683	26,204
Other non-current liabilities	11,334	11,832	1,806

TOTAL LIABILITIES	5,650,658	5,663,193	864,371

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(In thousands of RMB, except for share and per share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Commitments and Contingencies (Note 12)
MEZZANINE EQUITY (Aggregated liquidation preference of RMB 6,441,417 as of March 31, 2021)
Series Seed convertible redeemable preferred shares (US$0.00001 par value; 40,449,195 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021	4,280	4,348	664
Series A-1 convertible redeemable preferred shares (US$0.00001 par value; 13,748,842 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	52,398	72,281	11,032
Series A-2 convertible redeemable preferred shares (US$0.00001 par value; 79,703,434 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	302,763	418,049	63,807
Series B convertible redeemable preferred shares (US$0.00001 par value; 53,630,172 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	204,593	282,394	43,102
Series C-1 convertible redeemable preferred shares (US$0.00001 par value; 98,438,068 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	377,499	520,728	79,479
Series C-2 convertible redeemable preferred shares (US$0.00001 par value; 15,570,878 shares authorized, issued and outstanding as of December 31, 2020 and March 31,2021)	60,281	83,044	12,675
Series C-3 convertible redeemable preferred shares (US$0.00001 par value; 5,819,616 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	22,272	30,729	4,690
Series D convertible redeemable preferred shares (US$0.00001 par value; 207,611,712 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	906,356	1,159,696	177,004
Series E convertible redeemable preferred shares (US$0.00001 par value; 243,380,841 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	2,153,870	2,211,922	337,605
Series F-1 convertible redeemable preferred shares (US$0.00001 par value; 22,969,863 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	156,123	190,203	29,031
Series F-2 convertible redeemable preferred shares (US$0.00001 par value; 199,277,610 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	1,980,344	2,137,277	326,212
Redeemable ordinary shares (US$0.00001 par value; nil and 23,448,013 shares authorized, issued and outstanding as of December 31, 2020 and March 31, 2021)	—	139,811	21,339

TOTAL MEZZANINE EQUITY	6,220,779	7,250,482	1,106,640

SHAREHOLDERS’ DEFICIT
Ordinary shares (par value of US$0.00001 per share; 4,019,399,769 shares authorized as of December 31, 2020 and March 31, 2021; 302,844,851 and 330,104,617 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively)	20	21	3
Accumulated other comprehensive loss	(86,032)	(67,864)	(10,358)
Accumulated deficit	(6,355,090)	(7,857,901)	(1,199,350)

TOTAL SHAREHOLDERS’ DEFICIT	(6,441,102)	(7,925,744)	(1,209,705)

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	5,430,335	4,987,931	761,306

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Net revenues	1,122,670	1,345,664	205,388
Cost of revenues	(604,402)	(748,139)	(114,188)

Gross profit	518,268	597,525	91,200

Operating expenses:
Sales and marketing expenses	(466,562)	(908,696)	(138,694)
Research and development expenses	(70,022)	(113,284)	(17,291)
General and administrative expenses	(41,818)	(101,159)	(15,440)

Total operating expenses	(578,402)	(1,123,139)	(171,425)

Loss from operations	(60,134)	(525,614)	(80,225)
Interest income, net	15,614	23,804	3,633
Other income, net	42,490	46,278	7,063
Fair value change of investments and derivatives	—	(41,801)	(6,380)

Loss before provision for income tax	(2,030)	(497,333)	(75,909)
Income tax expenses	(6)	—	—

Net loss	(2,036)	(497,333)	(75,909)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(105,519)	(890,700)	(135,947)

Net loss available to ordinary shareholders of Zhangmen Education Inc.	(107,555)	(1,388,033)	(211,856)

Net loss per ordinary share
Basic and diluted	(0.35)	(4.40)	(0.67)

Weighted average number of shares used in calculating net loss per ordinary share
Basic and diluted	306,191,338	315,775,597	315,775,597

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of RMB)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
Net loss	(2,036)	(497,333)	(75,909)
Other comprehensive income:
Foreign currency translation adjustments, net of tax of nil	24,180	18,168	2,773

Total comprehensive income (loss) attributable to Zhangmen Education Inc.	22,144	(479,165)	(73,136)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(105,519)	(890,700)	(135,947)

Total comprehensive loss attributable to ordinary shareholders of Zhangmen Education Inc.	(83,375)	(1,369,865)	(209,083)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(In thousands of RMB, except for share and per share data, or otherwise noted)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholder’ deficit
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	306,191,338	20	—	(4,402,607)	57,844	(4,344,743)
Share-based compensation	—	—	2,513	—	—	2,513
Net loss	—	—	—	(2,036)	—	(2,036)
Foreign currency translation adjustments	—	—	—	—	24,180	24,180
Accretion of convertible redeemable preferred shares	—	—	(2,513)	(103,006)	—	(105,519)

Balance as of March 31, 2020	306,191,338	20	—	(4,507,649)	82,024	(4,425,605)

Balance as of January 1, 2021	302,844,851	20	—	(6,355,090)	(86,032)	(6,441,102)
Option exercised	50,560,029	3	145	—	—	148
Share-based compensation	—	—	4,420	—	—	4,420
Restricted shares vested	147,750	0	1	—	—	1
Net loss	—	—	—	(497,333)	—	(497,333)
Foreign currency translation adjustments	—	—	—	—	18,168	18,168
Deemed repurchase of ordinary shares (see Note 8)	(23,448,013)	(2)	(4,566)	(114,778)	—	(119,346)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	—	—	—	(890,700)	—	(890,700)

Balance as of March 31, 2021	330,104,617	21	—	(7,857,901)	(67,864)	(7,925,744)

Balance as of March 31, 2021 in USD	330,104,617	3	—	(1,199,350)	(10,358)	(1,209,705)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHANGMEN EDUCATION INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except for share and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB	RMB	USD
			(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,036)	(497,333)	(75,909)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation of property and equipment	7,252	8,991	1,372
Amortization of finance leases	1,148	2,354	359
Share-based compensation	2,513	24,077	3,675
Noncash lease expenses	26,810	39,732	6,064
Loss of disposal of property and equipment	—	14	2
Fair value change of investments	—	5,689	868
Fair value change of derivative instruments	—	36,112	5,512
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	79,908	(58)	(9)
Other non-current asset	(3,893)	(6,946)	(1,060)
Changes in operating lease assets and liabilities	(26,022)	(44,121)	(6,734)
Accrued payroll and other human resource expenses	52,485	136,374	20,815
Refund liabilities	(19,472)	(31,074)	(4,743)
Other current liabilities	(57,539)	(87,180)	(13,306)
Deferred revenue	(408,630)	(77,522)	(11,832)
Other non-current liabilities	2,157	498	76

NET CASH USED IN OPERATING ACTIVITIES	(345,319)	(490,393)	(74,850)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(2,847)	(16,712)	(2,551)
Purchase of short-term investments	(100,000)	(4,050,411)	(618,213)
Proceeds from maturity of short-term investments	550,199	6,918,924	1,056,034

CASH GENERATED FROM INVESTING ACTIVITIES	447,352	2,851,801	435,270

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from option exercised	—	380	58
Principal payments on finance leases	(506)	(2,818)	(430)

CASH USED IN FINANCING ACTIVITIES	(506)	(2,438)	(372)

Effect of exchange rate changes	24,180	41,865	6,391

Net increase in cash and cash equivalents	125,707	2,400,835	366,439
Cash, cash equivalents and restricted cash at beginning of the period	1,673,091	832,249	127,026

Cash, cash equivalents and restricted cash at end of the period	1,798,798	3,233,084	493,465

Supplemental schedule of non-cash activities:
Purchases of property and equipment included in payable	10,119	13,552	2,068
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	322	88,778	13,550
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	105,519	890,700	135,947
Reconciliation to amounts on the Unaudited Condensed Consolidated Balance Sheets
Cash and cash equivalents	1,797,658	2,991,025	456,520
Restricted cash	1,140	242,059	36,945

Total cash, cash equivalents and restricted cash	1,798,798	3,233,084	493,465

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Zhangmen Education Inc. (formerly known as “Global Online Education Inc.”, the “Company”) was incorporated under the laws of the Cayman Islands in November 2017. The Company, its subsidiaries, its consolidated Variable Interest Entities (“VIEs”) and VIEs’ subsidiaries (collectively referred to as the “Group”) are principally engaged in provision of personalized online courses, which encompass one-on-one and small-class after-school tutoring services covering all core K-12 academic subjects, to students between 3 and 18 in the People’s Republic of China (the “PRC”).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and use of estimates

The unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2019 and 2020.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Group believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the years ended December 31, 2019 and 2020. The results of operations for the three months ended March 31, 2020 and 2021 are not necessarily indicative of the results for the full years.

The financial information as of December 31, 2020 presented in the unaudited condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2020.

Significant accounting estimates reflected in the Group’s financial statements include, but are not limited to, consolidation of VIEs, revenue recognition, assumptions used to determine fair value of investments, valuation allowance for deferred tax assets, useful lives of property and equipment, valuation of share-based compensation, valuation of ordinary shares and preferred shares, and incremental borrowing rate for lease. Actual results may differ materially from those estimates.

Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial information of the Company and its subsidiaries, the VIEs and the VIEs’ subsidiaries. All intercompany balances and transactions were eliminated upon consolidation.

The VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of value-added telecommunication services and other restricted businesses, the Company operates substantially all of its business through its VIEs. The Company

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

through its wholly owned subsidiaries located in the PRC entered into a series of contractual agreements with the VIEs and their shareholders.

Through these contractual agreements, the Company has (1) the power to direct the activities that most significantly affect the economic performance of the VIEs, and (2) the right to receive the economic benefit of the VIEs that could potentially be significant to the VIEs. As a result, the shareholders of the VIEs lack the power to direct the activities of the VIEs that most significantly impact the entity’s economic performance, the obligation to absorb the expected losses, and the right to receive the expected residual returns of the entity. Accordingly, the Company is considered as the primary beneficiary of the VIEs, and the Company has consolidated the financial results of the VIEs and their subsidiaries in its consolidated financial statements.

The Group’s business has been directly operated by the VIEs and VIEs’ subsidiaries. As of December 31, 2020 and March 31, 2021, the VIEs and VIEs’ subsidiaries accounted for an aggregate of 34.86% and 30.08%, respectively, of the Group’s consolidated total assets, and 92.88% and 90.20% respectively of the Group’s consolidated total liabilities. Total assets not associated with the VIEs mainly consist of cash and cash equivalents, restricted cash and investments.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

The following financial information of the Company’s VIEs and VIEs’ subsidiaries after the elimination of inter-company transactions and balances as of December 31, 2020 and March 31, 2021 and for the three months ended March 31, 2020 and 2021 was included in the accompanying consolidated financial statements:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	680,798	433,292
Restricted cash	200	200
Short-term investments	820,000	720,000
Prepaid expenses and other current assets	169,349	145,766

Total current assets	1,670,347	1,299,258
Property and equipment, net	27,653	26,906
Operating lease right-of-use assets	155,712	133,094
Other non-current assets	39,313	41,006

TOTAL ASSETS	1,893,025	1,500,264

Accrued payroll and other human resource expenses	841,178	896,644
Deferred revenue, current	2,498,891	2,424,198
Refund liabilities	356,721	325,647
Operating lease liabilities, current	90,284	70,065
Other current liabilities	290,658	233,231

Total current liabilities	4,077,732	3,949,785
Deferred revenue, non-current	1,091,117	1,088,288
Operating lease liabilities, non-current	67,918	58,017
Other non-current liabilities	11,334	11,832

TOTAL LIABILITIES	5,248,101	5,107,922

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Net revenues	1,122,670	1,345,664
Net income (loss)	123,319	(7,998)
Net cash used in operating activities	(23,865)	(88,921)
Net cash generated from investing activities	459,493	90,887
Net cash used in financing activities	(506)	(2,818)

There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations other than the right-of-use assets. No creditors (or beneficial interest holders) of the VIEs have recourse to the general credit of the Company or any of its consolidated subsidiaries. No terms in any arrangements, considering both explicit arrangements and implicit variable

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The VIE arrangements - continued

interests, require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs ever needs financial support, the Company or its subsidiaries may, at its option and subject to statutory limits and restrictions, provide financial support to the VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs.

Convenience translation

The Group’s business is primarily conducted in China and all of the revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into US dollars as of and for the three months ended March 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5518 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on March 31, 2021.

Fair value

Fair value measurement

The Company measures at fair value its financial assets and liabilities by using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

As of December 31, 2020, short-term investments and derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of December 31, 2020
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Short-term investments
DCN and PMLN	—	2,797,900	—	2,797,900
Derivative assets recorded within prepaid expense and other current assets
Foreign exchange option contracts	—	42,911	—	42,911
Foreign exchange forward contracts	—	398	—	398
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	—	20,576	—	20,576
Foreign exchange forward contracts	—	340	—	340

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Fair value - continued

As of March 31, 2021, no short-term investments are measured and recorded at fair value. Derivative instruments are measured and recorded at fair value initially and on a recurring basis in periods subsequent to their initial recognition and are as follows:

	Fair Value Measurement As of March 31, 2021
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	RMB	RMB	RMB	RMB
Derivative assets recorded within prepaid expense and other current assets
Foreign exchange option contracts	—	39,213	—	39,213
Derivative liabilities recorded within other current liabilities
Foreign exchange option contracts	—	31,253	—	31,253
Foreign exchange forward contracts	—	15,576	—	15,576
Foreign exchange swap contracts	—	6,103	—	6,103

The Group’s financial instruments not reported at fair value mainly include cash and cash equivalents, restricted cash, wealth management products recorded in short-term and long-term investments and receivables from third party payment platforms. The carrying values of the short-term financial instruments approximates their fair value due to their short-term nature. The Group determines the fair value of wealth management products reported as short-term and long-term investments, using discounted cash flow models utilizing significant market observable inputs including interest rates and referenced index prices (a Level 2 measurement). Long-term investments as of March 31, 2021 are all wealth management products, which the carrying amount of long-term investments approximates fair value because the inputs such as market interest rates and referenced index prices have not fluctuated significantly since the purchase date of the investments.

Revenue recognition

Contract and refund liabilities

The Group presents contract liabilities as “deferred revenue” in the consolidated balance sheet and the related disclosures, which primarily consists of tuition fees received from customers for which the Group’s revenue recognition criteria have not been met. The deferred revenue will be recognized as revenue once related service are delivered. For the three months ended March 31, 2020 and 2021, revenue recognized that was included in the deferred revenue balance at January 1, 2020 and 2021 amounted to RMB876,781 and RMB1,004,207, respectively.

The Group’s remaining performance obligations represents the amount of the transaction price for which service has not been performed. As of March 31, 2021, the aggregate amount of the transaction price allocated for the remaining performance obligations amounted to RMB3,512,486. The Group expects to recognize revenue of RMB 2,424,198 and RMB1,088,288 related to the remaining performance obligations over the next 12 months and thereafter, respectively.

Refund liability represents the tutoring fee collected by the Group which it expects to refund back to its customer as a result of its refund policy.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue recognition - continued

The Group expenses incremental costs of obtaining a contract when incurred as the amount of such cost is immaterial for the three months ended March 31, 2020 and 2021.

Disaggregation of revenue

For the three months ended March 31, 2020 and 2021, all of the Group’s revenues were generated in the PRC. Additionally, all the revenues for the period were recognized from contracts with customers. The following table provides information about disaggregated revenue by course programs.

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Zhangmen One-on-One	1,071,585	1,174,757
Zhangmen Small Class	—	105,328
Others	51,085	65,579

Total net revenues	1,122,670	1,345,664

Significant risks and uncertainties

Foreign currency risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Group’s cash and cash equivalents denominated in RMB amounted to RMB499,304 and RMB656,654 as of December 31, 2020 and March 31, 2021, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, receivables from third party payment platforms and long-term investments. As of December 31, 2020 and March 31, 2021, substantially all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term investments were deposited in financial institutions with high credit rating.

There are no revenues or receivables from customers which individually represent greater than 10% of the total net revenues for the three months ended March 31, 2020 and 2021.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB
Receivables from third party payment platforms(1)	122,292	79,136
Derivative assets	43,309	39,213
Prepaid VAT	45,406	73,044
Others	50,175	65,750

	261,182	257,143

(1)

Receivables from third party payment platforms consist of cash that had been received from course participants but held by the third-party payment platforms. The Group subsequently collected the full balance from the third-party payment platforms.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Leasehold improvement	57,625	68,873
Electronic equipment	52,220	56,840
Vehicles	2,515	2,515

	112,360	128,228
Less: accumulated depreciation	(67,275)	(76,223)

	45,085	52,005

Depreciation expenses were RMB7,252 and RMB8,991 for the three months ended March 31, 2020 and 2021, respectively.

5.	OPERATING LEASES

The Group has entered into various non-cancelable operating lease agreements for offices and offline experience stores located in different cities in the PRC. The leases have original lease periods expiring between 2021 and 2025. Many leases include one or more options to renew. The Group does not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured. The lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

The components of lease expense for the three months ended March 31, 2020 and 2021 were as follows:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Operating lease cost	29,534	43,643
Operating lease cost for leases with terms less than one year	3,004	5,229

Total lease cost	32,538	48,872

For the three months ended March 31, 2020 and 2021, there is no variable lease cost and sublease income recognized in the consolidated financial statements of the Group.

The following table provides a summary of the Group’s lease terms and discount rates for the three months ended March 31, 2020 and 2021:

	For the Three Months Ended March 31,
	2020	2021
Weighted average remaining lease term (years)
Operating leases	2.12	2.49
Weighted average discount rate
Operating leases	4.76%	4.76%

The following is a maturity analysis as of March 31, 2021:

As of March 31,
2021
RMB
2021	105,435
2022	113,197
2023	83,417
2024	17,663
2025	8,529
Less: amount representing interest	(14,978)

Present value of lease liabilities	313,263

Lease liabilities, current	141,580
Lease liabilities, non-current	171,683

Present value of lease liabilities	313,263

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

5.	OPERATING LEASES - continued

Supplemental cash flow information related to leases were as follows:

	For the Months Ended March 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flow for operating leases	28,746	45,203
Lease liabilities arising from obtaining right-of-use assets:	322	88,778
Lease liabilities decrease due to early termination	—	2,127
Right of use asset decrease due to early termination	—	1,859

6.	OTHER CURRENT LIABILITIES

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB
Accrued expenses (1)	320,097	247,165
Derivative liabilities	20,916	52,932
Others	89,813	72,190

	430,826	372,287

(1)	Accrued expenses mainly represent accrued marketing and promotion service fees.

7.	SHARE-BASED COMPENSATION

Option

On June 1, 2018, the Group adopted the 2018 Share Option Plan (“2018 Plan”), under which the maximum number of shares that may be granted is 93,082,225 ordinary shares.

On February 25, 2021, the Group’s board of directors approved the amended and restated 2018 Option Plan to grant share options to selected consultants.

The vesting schedules under the 2018 Plan is that 25% of the options shall vest and become exercisable on the first anniversary of the date of grant and the remaining 75% shall vest and become exercisable equally over the following 36 months.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7.	SHARE-BASED COMPENSATION - continued

Option - continued

The following table summarized the Group’s share option activities for the three months ended March 31, 2021:

	Number of Options (in 000s)	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Weighted Average Grant date Fair Value	Aggregate Intrinsic Value
		RMB	Years	RMB	RMB
Options outstanding on January 1, 2021	70,887	0.01	6.35	0.90	258,780
Granted	14,610	0.00	10.00	5.13	—
Forfeited	(168)	0.01	8.11	2.51	—
Expired	—	—	—	—	—
Exercised	(50,560)	0.00	5.23	0.32	—
Cancelled (replaced by restricted shares)	(14,532)	0.02	8.33	2.49	—

Options outstanding on March 31, 2021	20,237	0.01	9.43	4.27	73,858

Options vested or expected to vest on March 31, 2021	20,237	0.01	9.43	4.27	73,858
Options exercisable on March 31, 2021	1,732	0.01	7.48	1.67	6,316

In determining the fair value of the share options, the binomial option pricing model was applied. The key assumptions used to determine the fair value of the options at the respective grant dates for the three months ended March 31, 2021 were as follows:

For the Three Months Ended March 31, 2021
Expected volatility	45.9%
Risk-free interest rate	1.7%
Exercise multiples	2.2-2.8
Expected dividend yield	0.0%
Life of options	10 years
Fair value of underlying ordinary shares (RMB)	5.12-5.14

(1) Expected volatility

The volatility of the underlying ordinary shares during the lives of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(2) Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the options.

(3) Exercise multiples

Exercise multiple represents the value of the underlying share as a multiple of exercise price of the option which, if achieved, results in exercise of the option.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7.	SHARE-BASED COMPENSATION - continued

Option - continued

(4) Expected dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the options.

(5) Life of options

Life of options is extracted from option agreements.

(6) Fair value of underlying ordinary shares

The estimated fair value of the ordinary shares underlying the options as of the respective grant dates was determined based on a valuation with the assistance of a third party appraiser.

The Company recognizes compensation expenses related to those option on a straight-line basis over the vesting periods. RMB2,513 and RMB3,704 of compensation expenses was recorded for the three months ended March 31, 2020 and 2021, respectively.

As of and March 31, 2021, the unrecognized compensation expense related to share options amounted to RMB80,226, respectively, which will be recognized over a weighted-average period of 3.84 years, respectively.

Employee Benefit Trust

In March 2021, the Company established Global Online Education Inc. Equity Incentive Trust I and Global Online Education Inc. Equity Incentive Trust II, funds controlled by the Company as vehicles to hold shares that will be used to provide incentives and rewards to selected employees, directors and consultants who contribute to the success of the Company’s operations (the “Shareholding Platforms”). The Shareholding Platforms have no activities other than administrating the incentive programs and do not have any employees. On behalf of the Company and subject to approvals from its board of directors, an advisory committee was set up in the Shareholding Platforms, who holds the authority and responsibility to process the eligible participants to whom awards will be granted, the number of shares, the terms and conditions of such awards. The ordinary shares issued upon exercise of options under the 2018 Plan are issued to the Shareholding Platforms accordingly, of which the voting rights are proxy to the designated person by the Board of the Company.

In March 2021, the Group granted 14,531,363 restricted shares to certain employees, directors and consultants (the “Selected Optionees”) to replace unvested options previously granted under the 2018 plan. The exercise price of the original options was paid by the Selected Optionees upon the replacement and recorded as other current liabilities in the consolidated balance sheet. The vesting conditions and all other terms remained unchanged. The replacement was accounted for as a modification of share-based award. Incremental compensation expense as a result of this modification was immaterial.

The restricted shares received by the Selected Optionees were immediately transferred to the Shareholding Platforms. All shareholder rights of the nonvested restricted shares, including but not limited to voting rights and dividend rights, are unconditionally waived. As a result, all nonvested shares held by the Shareholding Platforms are not treated as outstanding shares in the consolidated financial statements. The Selected Optionees will be entitled to shareholder rights including dividend rights and voting rights upon vesting, and then proxy the voting rights to the designated person by the Board of the Company.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

7.	SHARE-BASED COMPENSATION - continued

Employee Benefit Trust - continued

The following table summarized the Group’s activities of restricted shares held by the Shareholding Platforms for the three months ended March 31, 2021:

	Number of Restricted shares (in 000s)	Weighted Average Grant Date Fair Value
		RMB
Unvested restricted shares outstanding on January 1, 2021	—	—
Granted (to replace existing options)	14,532	2.49
Vested	(148)	0.77
Cancelled	—	—

Unvested restricted shares outstanding on March 31, 2021	14,384	2.51

Restricted shares expected to vest on March 31, 2021	14,384	2.51

The share-based compensation expenses recognized for these restricted shares held by the Shareholding Platforms for the three months ended March 31, 2021 was RMB716.

As of March 31, 2021, the unrecognized compensation expense related to the restricted shares held by the Shareholding Platforms amounted to RMB31,351, which will be recognized over a weighted-average period of 3.02 years.

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES

In March 2021, certain investors purchased 23,448,013 ordinary shares directly from the Founders, which were re-designated by the Company as redeemable ordinary shares. The holders of redeemable ordinary shares are entitled to redemption preference with all other rights the same as ordinary shareholders. The redemption price per redeemable ordinary share shall equal to the sum of (A) 100% of the ordinary purchase price, (B) a compound interest rate of 10% per annum, for each year such ordinary share was outstanding measured from the ordinary purchase date through the date of redemption thereof (calculated on a pro rata basis in case of a partial year), plus (C) all declared but unpaid dividends thereon up to the date of actual payment of such redemption price, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The redemption preference will expire upon a qualified IPO.

The redeemable ordinary shares are classified as mezzanine equity, recorded at fair value on the re-designation date. The excess of fair value of redeemable ordinary shares (US $0.91 per share) over the fair value of ordinary shares (US $0.78 per share) is recognized as share-based compensation to the Founders in the amount of RMB19,657 in the current period.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

8.	CONVERTIBLE REDEEMABLE PREFERRED SHARES - continued

The following table summarized the rollforward of the carrying amount of the convertible redeemable preferred shares and redeemable ordinary shares for the three months ended March 31, 2020 and 2021:

	Series Seed	Series A-1	Series A-2	Series B	Series C-1	Series C-2	Series C-3	Series D	Series E	Series F-1	Series F-2	Redeemable ordinary shares	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
January 1, 2020	4,876	37,286	215,197	155,157	281,318	44,609	16,075	808,214	1,981,080	—	—	—	3,543,812
Accretion of preferred shares	42	1,294	7,489	5,223	8,959	1,288	522	26,496	54,206				105,519

March 31, 2020	4,918	38,580	222,686	160,380	290,277	45,897	16,597	834,710	2,035,286	—	—	—	3,649,331

January 1, 2021	4,280	52,398	302,763	204,593	377,499	60,281	22,272	906,356	2,153,870	156,123	1,980,344	—	6,220,779
Redeemable ordinary shares issued by re-designation of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	139,003	139,003
Accretion of preferred shares and redeemable ordinary shares	68	19,883	115,286	77,801	143,229	22,763	8,457	253,340	58,052	34,080	156,933	808	890,700

March 31, 2021	4,348	72,281	418,049	282,394	520,728	83,044	30,729	1,159,696	2,211,922	190,203	2,137,277	139,811	7,250,482

9.	INCOME TAXES

The effective tax rate (“ETR”) is based on expected income and statutory tax rates. For interim financial reporting, the Group estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Group refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Group adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Group recorded a full valuation allowance against deferred tax assets of all its consolidated entities because all entities were in a cumulative loss position as of December 31, 2020 and March 31, 2021. No unrecognized tax benefits and related interest and penalties were recorded in any of the periods presented.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

10.	NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	For the Three Months Ended March 31,
	2020	2021
	RMB	RMB
Numerator:
Net loss	(2,036)	(497,333)
Accretion of convertible redeemable preferred shares and redeemable ordinary shares	(105,519)	(890,700)

Net loss attributable to ordinary shareholders of Zhangmen Education Inc.	(107,555)	(1,388,033)
Denominator:
Weighted average ordinary shares outstanding	306,191,338	312,388,662
Weighted average redeemable ordinary shares outstanding	—	3,386,935
Weighted average ordinary shares outstanding - Basic and diluted	306,191,338	315,775,597

Basic and diluted loss per share	(0.35)	(4.40)

For the three months ended March 31, 2020 and 2021, the following outstanding convertible redeemable preferred shares, share options or restricted shares were excluded from the calculation of diluted net loss per ordinary share, as their inclusion would have been anti-dilutive for the periods prescribed.

	For the Three Months Ended March 31,
	2020	2021
Shares issuable upon exercise of share options	64,802,260	20,237,169
Shares issuable upon vesting of restricted shares	—	14,383,613
Shares issuable upon conversion of convertible redeemable preferred shares	777,976,134	980,600,231

11.	EMPLOYEE DEFINED CONTRIBUTION PLAN

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund, unemployment insurance and other welfare benefits are provided to employees. Chinese labor regulations require that the Group’s PRC entities make contributions to the government for these benefits based on certain percentages of the employees’ salaries. The Group has no legal obligation for the benefits beyond the contributions made. The total amount for such employee benefits, which was expensed as incurred, was RMB86,291 and RMB160,170 for the three months ended March 31, 2020 and 2021, respectively. The Company enjoyed temporary exemption form mandated defined contribution plan of RMB82,420 for the three months ended March 31, 2020 due to COVID-19. Starting from January 1, 2021, the exemption was no longer available.

ZHANGMEN EDUCATION INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2020 AND 2021

(In thousands of RMB, except for share and per share data, or otherwise noted)

12.	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum lease payments for operating lease liabilities as of March 31, 2021 are disclosed in Note 5.

Contingencies

There are no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Group’s knowledge, are reasonably possible to have, a material change on the Group’s financial position, results of operations, or cash flow.

13.	SEGMENT INFORMATION

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers (“CODM”) in deciding how to allocate resources and assess performance. The Group’s CODM has been identified as the CEO. The Company has been dedicated to providing the online tutoring services ever since its establishment in 2014. The CODM reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only and does not distinguish between services for the purpose of making decisions about resources allocation and performance assessment. As such, the Group concluded that it has one operating segment and one reporting segment. The Group operates solely in the PRC and all of the Group’s long-lived assets are located in the PRC.

14.	RESTRICTED NET ASSETS

As stipulated by the relevant PRC laws and regulations, PRC entities are required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable statutory reserve, which includes a statutory surplus reserve and a statutory welfare reserve (the “reserve fund”), and a development fund. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as statutory surplus reserve until the balance reaches 50% of the PRC entity registered capital.

Because the Group’s entities in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Group’s entities in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Group’s entities in the PRC. The aggregate amount of paid-in capital is RMB657,369 and RMB691,959 as of December 31, 2020 and March 31, 2021, which is the amount of net assets of the Group’s entities in the PRC (mainland) not available for distribution. There has been no statutory reserve from the Group’s entities in the PRC as of December 31, 2020 and March 31, 2021.

15.	SUBSEQUENT EVENTS

The Group has evaluated subsequent events through May 19, 2021, which is the date when the condensed consolidated financial statements were issued.

In April 2021, the Company issued 25,809,887 shares of Series G convertible redeemable preferred shares to certain third party investors at US$1.74 per share for a total cash consideration of RMB294,831 (equivalent to US$45,000). Key terms are the same as other outstanding convertible redeemable preferred shares.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements, the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

In the past three years, we have issued the following securities (including options to underlying our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary shares
FUTURE APEX GROUP LIMITED	September 20, 2019	76,166,080 ordinary shares	Exercise of options for past services provided by Mr. Yi Zhang to us
EXTEND BEYOND HOLDINGS LIMITED	September 20, 2019	33,847,492 ordinary shares	Exercise of options for past services provided by Mr. Teng Yu to us
Dreamaster Education II Limited	March 9, 2021	3,100,000 ordinary shares	Nominal exercise price
Dreamax Education II Limited	March 9, 2021	60,274,081 ordinary shares	Nominal exercise price
Rui Xi Enterprise Limited	March 9, 2021	1,717,310 ordinary shares	Nominal exercise price
Dreamax Education II Limited	March 19, 2021	1,169,591 ordinary share	Nominal exercise price
Dreamax Education II Limited	May 6, 2021	12,080,000 ordinary shares	Nominal exercise price
Series Seed preferred shares
Summit Prospects Holdings Limited	April 11, 2018	53,999,077 Series Seed preferred shares(1)	RMB3,000,000
Shanghai Qingweisongyun Enterprise Management Partnership (Limited)	August 25, 2020	53,999,077 Series Seed preferred shares	Nil

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series A-1 preferred shares
Summit Prospects Holdings Limited	April 11, 2018	13,748,842 Series A-1 preferred shares(1)	RMB2,541,386
Shanghai Qingweisongyun Enterprise Management Partnership (Limited)	August 25, 2020	13,748,842 Series A-1 preferred shares	Nil
Series A-2 preferred shares
Great Innovation Global Limited	April 11, 2018	79,703,434 Series A-2 preferred shares(1)	RMB16,369,637
Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)	August 25, 2020	79,703,434 Series A-2 preferred shares	Nil
Series B preferred shares
Great Innovation Global Limited	April 11, 2018	11,386,205 Series B preferred shares(1)	RMB6,250,000
Holland Global Holdings Limited	April 11, 2018	45,544,819 Series B preferred shares(2)	RMB25,000,000
Shanghai Wenwei I Enterprise Management Partnership (Limited Partnership)	August 25, 2020	11,386,205 Series B preferred shares	Nil
Shanghai Dayunchenkun Enterprise Management Partnership (Limited Partnership)	August 25, 2020	40,990,096 Series B preferred shares	Nil
Series C-1 preferred shares
Great Innovation Global II Limited	April 11, 2018	20,242,142 Series C-1 preferred shares(1)	RMB19,000,000
Glorious Future Global Ltd.	April 11, 2018	70,847,497 Series C-1 preferred shares(1)	RMB66,500,000
Kalon Paradise Holdings Limited	April 11, 2018	10,121,071 Series C-1 preferred shares	RMB9,500,000
Shanghai Wenwei II Enterprise Management Partnership (Limited Partnership)	August 25, 2020	20,242,142 Series C-1 preferred shares	Nil
Shanghai Huasheng Lingfei Equity Investment (Limited Partnership)	August 25, 2020	70,847,497 Series C-1 preferred shares	Nil
Series C-2 preferred shares
Star VC Investment Co., Limited	April 11, 2018	15,570,878 Series C-2 preferred shares(1)	RMB25,000,000
Shanghai Chuyuan Enterprise Management Partnership (Limited Partnership)	August 25, 2020	15,570,878 Series C-2 preferred shares	Nil
Series C-3 preferred shares
Glorious Future Global Ltd.	April 11, 2018	5,819,616 Series C-3 preferred shares(1)	RMB4,600,000
Shanghai Huasheng Lingfei Equity Investment (Limited Partnership)	August 25, 2020	5,819,616 Series C-3 preferred shares	Nil
Series D preferred shares
Genesis Capital I LP	April 11, 2018	62,283,514 Series D preferred shares	US$30,000,000
Demantoid Gem Holdings Limited	April 11, 2018	145,328,198 Series D preferred shares	US$70,000,000
Series E preferred shares
CMC Zenith Holdings Limited	December 10, 2018	76,056,513 Series E preferred shares	US$75,000,000
Sofina Private Equity SA SICAR (Compartment A)	December 10, 2018	30,422,605 Series E preferred shares	US$30,000,000
YSC Education (BVI) Limited	December 10, 2018	13,183,129 Series E preferred shares	US$13,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
HAITONG INTERNATIONAL INNOVATION FUND SPC	December 10, 2018	7,098,608 Series E preferred shares	US$7,000,000
Beijing Freesia Management Consulting Corporation	January 31, 2019	45,633,908 Series E preferred shares	US$45,000,000
International Finance Corporation	May 9, 2019	20,281,737 Series E preferred shares	US$20,000,000
IFC Global Emerging Markets Fund of Funds, LP	May 9, 2019	10,140,868 Series E preferred shares	US$10,000,000
Genesis Capital I LP	May 9, 2019	10,140,868 Series E preferred shares	US$10,000,000
Genesis Capital I LP	September 20, 2019	5,070,434 Series E preferred shares	US$5,000,000
CICC Alpha Alps Investment Limited	September 20, 2019	25,352,171 Series E preferred shares	US$25,000,000
Shanghai Xiyou Enterprise Management Partnership (Limited Partnership)	August 25, 2020	25,352,171 Series E preferred shares	US$25,000,000
Series F-1 preferred shares
SVF II Zeal Subco (Singapore) Pte. Ltd.	September 21, 2020	8,919,716 Series F-1 preferred shares	Nil
YSC Education I (BVI) Limited	September 21, 2020	10,703,660 Series F-1 preferred share	Nil
YSC Education I (BVI) Limited	November 3, 2020	3,346,487 Series F-1 preferred shares	Nil
Series F-2 preferred shares
SVF II Zeal Subco (Singapore) Pte. Ltd.	September 21, 2020	71,580,069 Series F-2 preferred shares	US$91,204,189
YSC Education I (BVI) Limited	September 21, 2020	85,896,082 Series F-2 preferred shares	US$109,445,026
CMC Zenith II Holdings Limited	November 3, 2020	7,848,331 Series F-2 preferred shares	US$10,000,000
Sofina Private Equity SA SICAR (Compartment A)	November 3, 2020	5,149,752 Series F-2 preferred shares	US$6,561,588
YSC Education I (BVI) Limited	November 3, 2020	28,803,376 Series F-2 preferred shares	US$36,700,000
Series G preferred shares
Yangtze Global Growth Fund SPC - QFLP NO.1 SP	April 21, 2021	11,471,061 Series G preferred shares	US$20,000,000
Sofina Private Equity SA SICAR (Compartment A)	April 21, 2021	8,603,296 Series G preferred shares	US$15,000,000
Studemont Delta Holdings Limited	April 21, 2021	5,735,530 Series G preferred shares	US$10,000,000
Options
Certain directors, employees and consultants	March 2, 2018 to April 1, 2021	85,789,410 options	Past and future services provided by these individuals to us

Notes:

(1)	The shares were surrendered for no consideration.
(2)	40,990,096 of the shares were surrendered for no consideration.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

1)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

2)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

3)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Zhangmen Education Inc.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement

3.1†	Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Tenth Amended and Restated Memorandum and Articles of Association of the Registrant, effective immediately prior to the completion of this offering

4.1†	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2†	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3†	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4†	Eighth Amended and Restated Shareholders Agreement between the Registrant and other parties thereto dated April 21, 2021

4.5†	Policy Agreement Among the Registrant and other parties thereto dated May 9, 2019

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered and certain Cayman Islands tax matters

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	2018 Option Plan

10.2†	2021 Share Incentive Plan

10.3†	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.4†	Form of Employment Agreement between the Registrant and its executive officers

10.5†	English translation of the Power of Attorney among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated April 11, 2018

10.6†	English translation of the Equity Pledge Agreement among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated April 11, 2018

10.7†	English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai Zhangxue and Shanghai Zhangda dated April 11, 2018

10.8†	English translation of the Exclusive Option Agreement among Shanghai Zhangxue, Shanghai Zhangda and shareholder of Shanghai Zhangda dated April 11, 2018

10.9†	English translation of the Consent Letter granted by shareholder of Shanghai Zhangda’s spouse dated April 11, 2018

10.10†	English translation of the executed form of the Powers of Attorney among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

10.11†	English translation of the executed form of the Equity Pledge Agreement among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Equity Pledge Agreement adopting the same form

10.12†	English translation of the Exclusive Management Services and Business Cooperation Agreement among Shanghai Zhangxue and Shenzhen Zhangmenren dated September 22, 2020

Exhibit Number	Description of Document

10.13†	English translation of the executed form of the Exclusive Option Agreement among Shanghai Zhangxue, Shenzhen Zhangmenren and shareholders of Shenzhen Zhangmenren, as currently in effect, and a schedule of all executed Exclusive Option Agreement adopting the same form

10.14†	English translation of executed form of the Consent Letter granted by each shareholder of Shenzhen Zhangmenren’s spouse, as currently in effect, and a schedule of all executed Consent Letters adopting the same form

10.15†	English translation of the Power of Attorney among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020

10.16†	English translation of the Equity Pledge Agreement among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020

10.17†	English translation of the Exclusive Management Services and Business Cooperation Agreement between Shanghai Zhangxue and Shanghai Zhangshi dated May 20, 2020

10.18†	English translation of the Exclusive Option Agreement among Shanghai Zhangxue, Shanghai Zhangshi and shareholder of Shanghai Zhangshi dated May 20, 2020

21.1†	Principle Subsidiaries of the Registrant

23.1	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

23.4†	Consent of Fei Wu

23.5†	Consent of Jicai Qi

23.6†	Consent of Mei Luo

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Tian Yuan Law Firm regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Shanghai, China, on June 4, 2021.

Zhangmen Education Inc.

By:	/s/ Yi Zhang
	Name:	Yi Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on June 4, 2021.

Signature	Title	Date

/s/ Yi Zhang Yi Zhang	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	June 4, 2021

* Teng Yu	Director	June 4, 2021

/s/ Ricky Kwok Yin Ng Ricky Kwok Yin Ng	Director and Chief Financial Officer (principal financial and accounting officer)	June 4, 2021

*By	/s/ Yi Zhang
Name: Yi Zhang
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Zhangmen Education Inc. has signed this registration statement or amendment thereto in New York, New York on June 4, 2021.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Colleen A. De Vries
Name: Colleen A. De Vries Title: Senior Vice President